As filed with the Securities and Exchange Commission on April 14, 2025.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

American Integrity Insurance Group, LLC

to be converted as described herein to a corporation named

American Integrity Insurance Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	6331	20-5178266
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

5426 Bay Center Drive, Suite 600

Tampa, FL 33609

(813) 880-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert Ritchie

Chief Executive Officer

5426 Bay Center Drive, Suite 600

Tampa, FL 33609

(813) 880-7000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Matthew L. Fry Logan J. Weissler Haynes and Boone, LLP 2801 N. Harwood Street, Suite 2300 Dallas, Texas 75201 (214) 651-5000	Dwight S. Yoo Ryan J. Dzierniejko Michael P. Reed Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, New York 10001 (212) 735-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Immediately before the effectiveness of this registration statement, American Integrity Insurance Group, LLC intends to convert into a Delaware corporation pursuant to a statutory conversion and change its name to American Integrity Insurance Group, Inc. as described in the section “Corporate Conversion” of the accompanying prospectus. In the accompanying prospectus, we refer to all of the transactions related to our conversion to a corporation as the Corporate Conversion. Unless the context otherwise requires, all references in the accompanying prospectus to the “Company,” “American Integrity,” “we,” “us,” “our” or similar terms refer to American Integrity Insurance Group, LLC and its consolidated subsidiaries before the Corporate Conversion, and American Integrity Insurance Group, Inc. and, where appropriate, its subsidiaries after the Corporate Conversion. Except as disclosed in the prospectus, the consolidated financial statements and selected historical consolidated financial data and other financial information included in this registration statement are those of American Integrity Insurance Group, LLC and its subsidiaries and do not give effect to the Corporate Conversion. Shares of Common Stock of American Integrity Insurance Group, Inc. are being offered by the accompanying prospectus.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. PRELIMINARY PROSPECTUS

SUBJECT TO COMPLETION, DATED APRIL 14, 2025.

PRELIMINARY PROSPECTUS

Shares

American Integrity Insurance Group, Inc.

Common Stock

This is American Integrity Insurance Group, Inc.’s initial public offering of its common stock (“Common Stock”). We are offering    shares of our Common Stock, and the Selling Stockholders (as defined below) identified in this prospectus are offering    shares of Common Stock, for an aggregate of     shares of Common Stock being sold by us and the Selling Stockholders in this offering. We will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders. Prior to this offering, there has been no public market for our Common Stock. We expect that the initial public offering price of our Common Stock will be between $    and $    per share. We have applied to list our Common Stock on the New York Stock Exchange (the “NYSE”) under the symbol “AII.”

See “Risk Factors” beginning on page 23 to read about factors you should consider before buying shares of our Common Stock.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings. See “Risk Factors” and “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Neither the Securities and Exchange Commission (“SEC”) nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount and commissions(1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the Selling Stockholders	$	$

(1)	See “Underwriting” for additional information regarding underwriting compensation.

Sowell Investments Holding Co., LLC and certain non-management members of the Company (the “Selling Stockholders”) have granted the underwriters the option, for a period of 30 days, to purchase up to an    additional shares of Common Stock at the initial price to the public less the underwriting discount and commissions. We will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.

The underwriters expect to deliver the shares of Common Stock against payment in New York, New York on or about   , 2025.

(* in alphabetical order)

Keefe, Bruyette & Woods*	Piper Sandler*	William Blair
A Stifel Company

Citizens Capital Markets		Raymond James

Oppenheimer & Co.

Prospectus dated       , 2025

A Letter from Robert Ritchie, Founder and Chief Executive Officer

The Power of Trust, Resilience, and Vision

Dear Prospective Investors,

When I founded American Integrity in 2006, it wasn’t just about creating a business—it was about fulfilling a mission. In the aftermath of the devastating 2004 and 2005 hurricane seasons, Floridians faced uncertainty as national insurers pulled back. Families were left vulnerable, and the need for a stable, reliable partner became clear.

Starting American Integrity during such a turbulent time might have seemed like an uphill battle, but we were determined to establish an insurance company that would be there for Floridians when they needed it most. We were looking to the future and had strong conviction around the opportunity this turbulence created. We saw where the market needed to go: disciplined underwriting, innovative risk management, and an unwavering commitment to customer service. This vision has guided us every step of the way.

Who We Are

Headquartered in Tampa, Florida, we are a dynamic and thriving insurance group dedicated to safeguarding homes and communities across the Sunshine State. Through our subsidiary, American Integrity Insurance Company of Florida, Inc., we specialize in providing personalized residential property insurance solutions for single-family homeowners and condominium owners.

We have been a stable and disciplined provider of residential insurance coverage in Florida for more than 19 years. Our management team founded our company in 2006 to capitalize on the dislocation in Florida’s residential property insurance market caused by the devastating 2004 and 2005 hurricane seasons. At a time when national insurers were retreating, we stepped forward, building a strong foundation to support homeowners in their time of need.

Today, we are proud to be recognized as the seventh largest writer of residential property insurance in Florida, as measured by direct premiums written as of December 31, 2024, based on data from the FLOIR. Beyond Florida, we have thoughtfully expanded our footprint to include Georgia and South Carolina, reinforcing our commitment to growth and excellence in the southeastern United States.

Building Strength Through Resilience

From the very beginning, our focus was on addressing Florida’s unique challenges. The result is a company that not only provides financial stability but also serves as a lifeline for families during their most challenging moments. At the heart of our operations lies a steadfast commitment to protecting the homes and dreams of our policyholders. Whether it’s crafting tailored insurance solutions or offering peace of mind in the face of natural disasters, we are proud to stand as a leading specialist residential property insurer in Florida, shaping the future of our industry with resilience, integrity, and unwavering dedication.

Our Guiding Principles

At American Integrity, our six corporate values form the foundation of everything we do:

•	Integrity: We earn trust by consistently doing the right thing. Integrity is our moral compass, guiding us through every decision, big or small.

•	Commitment: We stand by our policyholders, agents, and employees with unwavering dedication, especially during life’s most challenging moments.

•	Teamwork: Collaboration is at the heart of our success. We achieve our goals together, leveraging diverse perspectives and shared expertise to find innovative solutions.

•	Humility: We approach every challenge with an open mind, listening, learning, and continuously improving.

•	Passion: We are passionate about protecting the homes and dreams of our policyholders. This fuels our drive to innovate and excel in every aspect of our business.

•	Fun: We believe in creating an environment where people thrive, finding joy in their work while making a positive impact on others.

These values not only guide our operations but also shape the culture that makes American Integrity a great place to work and a trusted partner in the industry.

Looking to the Future

The challenges of our industry are significant, from climate change to evolving regulations and economic pressures. Yet, we remain steadfast in our mission to adapt and thrive. With a foundation of trust, a culture of innovation, and a team of dedicated professionals who embody our six corporate values, we’re uniquely positioned to meet the needs of our policyholders today and for generations to come.

Our vision is one of continuous growth and adaptability. With plans for further expansion, investments in technology, and continued focus on employee well-being, we’re building a company that will stand the test of time.

None of this would be possible without the incredible team at American Integrity, the support of our partners, and the trust of our policyholders. Together, we are building more than a company—we’re creating a legacy of protection, resilience, and peace of mind.

Thank you for taking the opportunity to learn about our vision and for your consideration of joining us on this journey. The future is bright, and we couldn’t be more excited to share it with you.

Sincerely,

Robert Ritchie

Founder and Chief Executive Officer

American Integrity Insurance Group

Neither we, the Selling Stockholders nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we and the underwriters have prepared. We, the Selling Stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We, the Selling Stockholders and the underwriters are offering to sell shares of Common Stock and seeking offers to buy shares of Common Stock only in jurisdictions where such offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the Common Stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside of the United States: Neither we, the Selling Stockholders nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus and any free writing prospectus must inform themselves about and observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

Through and including     , 2025 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

COMMONLY USED DEFINED TERMS

As used in this prospectus, unless the context indicates or otherwise requires, the terms listed below have the following meanings:

•

“we,” “us,” “our,” the “Company,” “AII,” “American Integrity” and similar references refer: (i) following the consummation of the Corporate Conversion and this offering, to American Integrity Insurance Group, Inc., and, unless otherwise stated, all of its direct and indirect subsidiaries, and (ii) prior to the completion of the Corporate Conversion and this offering, to AIIG LLC.

•	“AICS” means American Integrity Claims Services, LLC, a Texas limited liability company.

•	“AIICFL” means American Integrity Insurance Company of Florida, Inc., a Florida corporation.

•	“AIIG LLC” means American Integrity Insurance Group, LLC, a Texas limited liability company.

•	“AIMGA” means American Integrity MGA, LLC, a Texas limited liability company.

•

“Citizens” means Citizens Property Insurance Corporation of Florida, a Florida corporation. Citizens was created by the Florida legislature in 2002 as a not-for-profit, tax-exempt, government entity to provide property insurance to eligible Florida property owners unable to find insurance coverage through the private market.

•

“Corporate Conversion” refers to all of the transactions related to AIIG LLC’s conversion from a Texas limited liability company to a Delaware corporation, which will happen prior to the effectiveness of the registration statement of which this prospectus forms a part. As a part of such conversion, AIIG LLC may first convert to a Delaware limited liability company before converting to a Delaware corporation.

•	“Existing Owners” refers collectively to the owners of units of AIIG LLC prior to the consummation of the Corporate Conversion.

•	“FLOIR” means the Florida Office of Insurance Regulation.

•	“NCQSR” refers to Non-Catastrophe Quota Share Reinsurance, our pre-existing quota share arrangements with third-party reinsurers to provide capital relief for certain losses as described in.

•	“NYSE” refers to the New York Stock Exchange.

•	“PIF” refers to policies in-force, which represents the number of active insurance policies with coverage in effect as of the end of the period referenced.

•	“Restricted Stock Grant” means those grants of shares of restricted stock to certain employees and consultants of the Company in connection with this offering.

•

“Restricted Stock Grant Net Settlement” means the net issuance of      shares of Common Stock in connection with the Restricted Stock Grants made upon the consummation of this offering after giving effect to the withholding of      shares of Common Stock to satisfy the estimated tax withholding and remittance obligations (as further described herein).

•

“Take-out” refers to a depopulation from Citizens where we selectively assume policies from Citizens as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Results of Operations and Comparability Between Periods—Citizens “Take-out” Program.”

•

“Voluntary Market” refers to the insurance market in which the Company underwrites and sells policies to policyholders it may freely choose or reject without the assistance of residual market mechanisms.

BASIS OF PRESENTATION

American Integrity Insurance Group, LLC, the registrant whose name appears on the cover of the registration statement of which this prospectus forms a part, is a Texas limited liability company. Prior to effectiveness of such registration statement, American Integrity Insurance Group, LLC intends to convert into a Delaware corporation pursuant to a statutory conversion and change its name to American Integrity Insurance Group, Inc. as described in the section titled “Corporate Conversion.” As a result of such conversion, the members of American Integrity Group, LLC will become holders of shares of Common Stock of American Integrity Insurance Group, Inc. Shares of Common Stock of American Integrity Insurance Group, Inc. are being offered by this prospectus. Except as otherwise disclosed, the consolidated financial statements and other financial information included elsewhere in this prospectus do not give effect to the Corporate Conversion. We do not expect that the Corporate Conversion will have a material effect on the results of our operations.

Unless otherwise indicated, information presented in this prospectus assumes (i) that the underwriters’ option to purchase additional Common Stock is not exercised, (ii) that the initial public offering price of the shares of our Common Stock will be $    per share (the midpoint of the price range set forth on the cover page of this prospectus) and (iii) the filing and effectiveness of the certificate of incorporation (our “Charter”) and the bylaws (our “Bylaws”), each of which will be adopted immediately prior to the consummation of this offering. See “Description of Capital Stock” for a description of our Charter and Bylaws.

PRESENTATION OF FINANCIAL INFORMATION

Financial information for AIIG LLC and its subsidiaries prior to the year ended December 31, 2023 is derived from audited financial statements that were audited by our prior auditors, Thomas Howell Ferguson P.A., and not by our independent registered public accounting firm. See “Experts” and “Change in Independent Auditor.” Such information includes the historical net income data prior to 2023, the financial data for periods prior to 2023 on which compound annual growth rates are calculated and similar disclosure.

Certain monetary amounts, percentages, and other figures included in this prospectus have been subject to rounding adjustments. Percentage amounts included in this prospectus have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements included elsewhere in this prospectus. Certain other amounts that appear in this prospectus may not sum due to rounding.

INDUSTRY AND MARKET DATA

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications or other published independent sources, and management estimates.

Management estimates are derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data, and our experience in, and knowledge of, such industry and markets, which we believe to be reasonable. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications.

TRADEMARKS AND TRADE NAMES

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply, a relationship with us or an endorsement or sponsorship by or of us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

NON-GAAP FINANCIAL MEASURES

This prospectus contains “non-GAAP financial measures” that are financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measures calculated and presented in accordance with accounting principles generally accepted in the United States (“GAAP”). Specifically, we make use of the non-GAAP financial measures (i) underwriting income (loss), (ii) adjusted net income (loss), (iii) adjusted return on equity, (iv) underlying loss and loss adjustments expense ratio and (v) ceded catastrophe excess of loss premiums ratio.

We present the non-GAAP financial measures in this prospectus as supplemental measures of financial performance that are not required by, or presented in accordance with, GAAP.

Our management uses these non-GAAP financial measures, in conjunction with GAAP financial measures, as an integral part of managing our business and to, among other things: (i) monitor and evaluate the performance of our business operations and financial performance; (ii) facilitate internal comparisons of the historical operating performance of our business operations; (iii) facilitate external comparisons of the results of our overall business to the historical operating performance of other companies that may have different capital structures and debt levels and different go-to-market models; (iv) review and assess the operating performance of our management team; (v) analyze and evaluate financial and strategic planning decisions regarding future operating investments; and (vi) plan for and prepare future annual operating budgets and determine appropriate levels of operating investments. The non-GAAP financial measures are not recognized terms under GAAP and should not be considered as alternatives to the corresponding GAAP measures of financial performance, or any other performance measure derived in accordance with GAAP. Because not all companies use identical calculations, the presentation of the non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and can differ significantly from company to company. For a discussion of the use of the non-GAAP financial measures and a reconciliation of the most directly comparable GAAP measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Business Metrics and Non-GAAP Financial Measures.”

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Common Stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes included elsewhere in this prospectus before making an investment decision. Unless the context otherwise requires, the terms “Company,” “American Integrity,” “we,” “us” and “our” refer to AIIG LLC and its consolidated subsidiaries prior to the Corporate Conversion and to American Integrity Insurance Group, Inc. following the Corporate Conversion. For the definitions of certain terms used in this prospectus and not defined herein, see “Commonly Used Defined Terms.”

Who We Are

We are a profitable and growing insurance group headquartered in Tampa, Florida. Through our insurance carrier subsidiary, American Integrity Insurance Company of Florida, Inc. (“AIICFL”), we provide personal residential property insurance for single-family homeowners and condominium owners as well as coverage for vacant dwellings and investment properties, predominantly in Florida. 98.6% of our direct premiums written (“DPW”) for the year ended December 31, 2024 and 97.6% of our policies in-force as of December 31, 2024 were in Florida. We are the seventh largest writer of residential property insurance in Florida based on DPW for policies in-force as of December 31, 2024 according to data compiled by the Florida Office of Insurance Regulation (“FLOIR”), making us a leading specialty residential property insurer in the state.

We have been a stable, disciplined provider of residential insurance coverage in Florida for more than 19 years. Our management team founded our company in 2006 to capitalize on dislocation in the Florida residential property insurance market following the 2004 and 2005 hurricane seasons, in which a number of severe hurricanes resulted in record insured property losses and caused a number of national insurance companies to retreat from writing residential property insurance in the state.

PIF Count (000s)

9.9% CAGR
79
84
88
106
121
169
195
212
237
271
285
295
275
281
286
274
356
2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024

GPW ($MM)

13.4% CAGR
$102
$97
$110
$117
$159
$213
$237
$241
$256
$285
$310
$334
$356
$445
$541
$641
$768
2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024

Florida has a large and growing population with a growing residential property insurance market. According to the U.S. Census Bureau, Florida was the third most populous state in the United States with 23.4 million residents as of July 1, 2024, and recorded the second fastest population growth rate and second greatest nominal increase in population of all states in the U.S. from 2023 to 2024. Population growth supports growth in the property insurance market, which creates opportunity for insurance carriers with the specialized expertise to profitably underwrite property insurance in the Florida market. Florida is a complex property insurance market with a distinct regulatory environment and risk profile due to its geographic location, population centers concentrated along the coast, and elevated threat of property damage from catastrophic weather events including hurricanes, requiring a tailored approach to providing insurance coverage. We believe that consistently delivering underwriting profits in this market requires a high level of focus and specialization, including localized knowledge, market-specific expertise, granular and analytical underwriting and claims management, extensive historical data, effective use of technology, and a deep understanding of Florida’s regulatory environment – all of which we believe we have developed over our 19-year history writing residential property insurance in Florida. We believe this expertise is transferable and repeatable in other Southeastern coastal states. Through active monitoring of local market conditions and prudent risk selection and capital allocation, we seek to be a stable and reliable insurance market for our policyholders and distribution partners, and to consistently deliver best-in-class profitability and value creation for our stockholders.

As of December 31, 2024, we had 356,108 policies in-force. For the years ended December 31, 2024 and December 31, 2023, we produced gross premiums written (“GPW”) of $767.7 million and $641.0 million, respectively, net premiums written of $194.4 million and $138.0 million, respectively, net income of $39.7 million and $37.8 million, respectively, and adjusted net income of $39.6 million and $37.8 million, respectively. At December 31, 2024, we had total members’ equity of $162.4 million. For a reconciliation of underwriting income and adjusted net income to the most directly comparable GAAP measure, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Business Metrics and Non-GAAP Financial Measures.”

Our history of profitability and prudent exposure management is matched by our commitment to innovation. We have built a technology-forward platform that we believe augments the expertise of our underwriting and claims teams, enhances our access to risk and claims data, accelerates and improves our underwriting and claims decision making, and improves our distribution partner and policyholder interface. Our use of advanced technology solutions covers the insurance process end-to-end, from risk selection and underwriting to streamlined quoting, policy management and claims handling. Our technology and data capture are critical to our ability to monitor our underwriting results at a granular level, timely modify our underwriting criteria and pricing to respond to changing market conditions, and effectively navigate Florida’s historically volatile property insurance market cycles.

We believe the current Florida residential property insurance market presents substantial attractive opportunities for carriers with specialized underwriting and claims expertise, established distribution relationships, advanced technology, and entrepreneurial leadership. Despite historical market-related disruptions and challenges caused by increasing hurricane catastrophe activity and other severe weather events, a general tort environment related to property insurance that led to increased litigation, and reduced insurance capacity as a result of multiple large national insurance carrier exits, we believe the legislative reforms in Florida enacted in late 2022, in addition to Assignment of Benefits (“AOB”) reform, which began in 2019, are proving effective at combating historically rampant property insurance legal system abuse and claims fraud, paving the way for a more stable and resilient property insurance market and greater opportunities for us to profitably underwrite residential property insurance in Florida.

Our Business

We seek to leverage our experience, proprietary technology, underwriting expertise and robust claims management capabilities to provide a stable and reliable residential property insurance market for our distribution partners and policyholders, and offer competitive residential property insurance coverages that are appropriately priced for the risk we are taking. All of our insurance policies are written on an admitted basis, meaning our rates and policy forms have been approved by the insurance department of each state in which we sell our policies and our policies are backed by state guaranty funds. Since our founding, we have sought to develop strong relationships with our regulators, which we believe helps us better navigate and adapt to changing market conditions and maintain our targeted profitability levels.

We employ a vertically integrated operating model whereby we control or manage substantially all aspects of insurance underwriting, actuarial analysis, pricing, distribution, and claims processing and adjudication. While some Florida residential property insurance companies have built their business in large part by assuming policies written by state-owned insurers such as Citizens Property Insurance Corporation of Florida (“Citizens”) and rely on these assumptions to generate new business, we primarily distribute our products through the “Voluntary Market,” meaning we directly underwrite and sell residential property insurance coverage to single family homeowners and condominium owners. We offer our insurance coverages through multiple distribution channels in the Voluntary Market including independent insurance agents, new construction home builder agents, and national insurance carriers that have restricted their writing of residential homeowners insurance policies in Florida and refer business to us.

In addition to our Voluntary Market business, we also selectively and opportunistically assume polices from Citizens when we believe there is an opportunity to assume policies that fit our underwriting and profitability criteria. From 2014 through 2023, we did not assume polices from Citizens. The Florida legislative reforms in 2022 removed one-way attorneys’ fees, tightened bad faith standards and eliminated excessive AOB, which have led to a decrease in the frequency of non-catastrophe claims in the state. As the legislative reforms impacting the Florida residential property insurance market have taken hold and created what we believe to be a more favorable operating environment for insurance carriers writing in the state, coupled with Citizens raising its rates to be more comparable to the Voluntary Market and our pricing requirements, we have recently capitalized on opportunities to selectively assume policies from Citizens that we believe to be attractive. While we will continue to primarily be a Voluntary Market underwriter and we believe other carriers may choose to re-enter or expand their business in Florida in light of potential attractive take-out opportunities and generally improving market conditions on the back of the legislative reforms in 2022, we believe selectively assuming policies from Citizens in the current market environment can be an attractive opportunity to augment our growth and profitability. As of December 31, 2024, 79% of our in-force polices were from the Voluntary Market and 21% were assumed from Citizens.

We utilize proprietary technology, our deep knowledge of the Florida residential property insurance market, our specialized underwriting expertise and a sophisticated risk management strategy to differentiate ourselves in the market, profitably underwrite attractive property insurance risks and prudently grow our business. We have thoughtfully constructed our portfolio of insurance policies with (i) geographically diverse property exposures within Florida to manage our exposure to catastrophic hurricane and severe weather events impacting particular locations and (ii) risks for which we believe the pricing and terms adequately reflect the catastrophe and attritional non-catastrophe loss potential and present us with the opportunity to earn an attractive underwriting profit. As of December 31, 2024, the geographic distribution of our policies in-force, net in-force premium and total insured values in Florida were as follows:

Writings by Florida County

	As of December 31, 2024
($ in millions) County	PIF(1)	% of Total FL PIF(1)	Net In-Force Premium	% of Total FL Net In-Force Premium	TIV	% of Total FL TIV

Lee	26,379	8%	$78	9%	$14,883	8%

Polk	22,995	7%	$44	5%	$11,482	6%

Orange	22,863	7%	$54	6%	$12,662	7%

Duval	20,598	6%	$38	4%	$10,696	6%

Hillsborough	19,454	6%	$50	6%	$11,646	6%

Pasco	17,327	5%	$38	4%	$10,956	6%

Palm Beach	16,218	5%	$69	8%	$7,176	4%

Osceola	16,185	5%	$35	4%	$8,274	4%

Marion	14,644	4%	$24	3%	$7,204	4%

Brevard	12,588	4%	$32	4%	$6,564	3%

Volusia	12,543	4%	$28	3%	$6,586	4%

Other	145,715	42%	$376	43%	$79,894	42%

Total	347,509	100%	$866	100%	$188,023	100%

(1)	Consists solely of policies in-force in Florida, including 68,844 policies assumed from Citizens in 2024.

Our business is supported by a comprehensive exposure and risk management framework—the cornerstone of which is our robust reinsurance program—that we believe increases the consistency and predictability of our earnings and protects our capital against hurricane and other severe weather-related events. We purchase excess of loss, quota share, per risk and facultative reinsurance from highly rated third-party reinsurers. We have strong relationships with third-party reinsurers, which we believe are a result of our industry experience and reputation for selective and disciplined underwriting. We have historically purchased reinsurance in-line with, and occasionally in excess of, what regulators and rating agencies require and in amounts that we believe are conservative in an effort to minimize the volatility of our earnings and protect our capital.

We closely manage all aspects of our claims adjustment process and strive to adjudicate and settle all non-catastrophe claims with our in-house claims professionals. In the case of catastrophic events, we supplement our internal claims handling resources by contracting with six large national claims adjusting firms to assist our adjusters with the increased volume of claims and ensure timely responses to our policyholders.

We believe our history of profitability operating in the complex, nuanced and historically volatile Florida property insurance market, as illustrated by our GAAP net income from 2008 to 2024 as set forth below, is the result of our specialized risk selection, pricing strategies and claims management capabilities:

($ millions)

Our Competitive Strengths

We believe that our competitive strengths include:

Florida residential property insurance market expertise

Since our founding in 2006, we have principally focused on serving the Florida residential property insurance market. Florida represents over 98.6% of our DPW for the year ended December 31, 2024 and 97.6% of our policies in-force as of December 31, 2024. Throughout our 19-year history, we have maintained a consistent market presence with independent agents and policyholders in Florida, prudently adjusting our underwriting criteria (whether that be based on sub-geographies, home age, or types of home construction, among other factors) and pricing to consistently generate attractive underwriting margins and profits across multiple property and casualty insurance (“P&C”) cycles and Florida property insurance cycles. According to the FLOIR, we are the seventh largest writer of residential property insurance in Florida based on DPW for policies in-force as of December 31, 2024. We believe we have developed a deep understanding of the risks inherent with underwriting residential property insurance in Florida, cultivated strong relationships with distribution partners, reinsurance partners and regulators, and accumulated robust, proprietary underwriting, claims and loss data over our 19-year history to inform our risk selection and pricing.

As market conditions evolve, we use our market knowledge and experience to adjust our underwriting appetite to increase exposure to risks and market opportunities we believe are most attractive within the Florida market and reduce exposure where we believe competition is irrational or where we are not receiving appropriate premium for the risk we are assuming. We believe our established, multi-channel distribution relationships in the Florida market are a differentiator in a market where a number of our peers principally, or in some cases almost exclusively, have relied on assuming policies from Citizens to generate new business as opposed to writing business in the Voluntary Market. We believe our distribution relationships position us to maintain and increase our market share as the residential property market in Florida continues to grow and as the improved regulatory and litigation environment provides attractive new market opportunities. We also believe our expertise from operating in Florida is transferable to other southeastern coastal states.

Disciplined, analytical and tech-enabled underwriting

We believe our underwriting processes and systems support a dynamic underwriting model and exposure management framework that have allowed us to produce attractive financial results in the complex Florida residential property insurance market, as evidenced by our long-term track record of profitability and increasing stockholder’s equity through retained earnings.

We utilize proprietary historical and third-party data to underwrite risks to the rate, terms and conditions that we believe are appropriate. Our granular, risk-level data down to the census block (the smallest geographic unit used by the U.S. Census Bureau for tabulation of 100-percent data) allow for fast, accurate rate determinations and real-time quoting, including catastrophe loss estimates, to quote individual premium rates on high value homes. In addition to this granularity, our systems and processes support rapid regulatory approval and internal rate implementation during our quarterly rate adequacy assessments, enabling us to adjust pricing to protect margins. This has been particularly important in recent years in the face of inflation, the litigation crisis in the Florida property insurance market, and increasing property reinsurance costs.

We believe our investment in technology sets us apart from our competitors and positions us to identify emerging loss trends and to quickly and effectively adapt to changing market conditions. As an example, through enhancements to our data warehouse, we captured and were able to analyze data that identified a “roof crisis” in Central Florida in 2018, in which “roofing scams” significantly increased as contractors sought to file fraudulent damage claims in order to receive insurance payouts. We responded quickly to limit our writings and non-renew policies we believed to be at an elevated risk of loss. By shrinking our business in Central Florida from approximately 60,000 policies in-force at December 31, 2019 to approximately 35,000 at December 31, 2022, we were able to minimize the negative impact of these losses.

Our proprietary technology platform integrates policy issuance, document management, ratemaking, underwriting, billing and data collection into a single system. The system is configurable by our internal technology team, which allows for rapid modifications, and seamlessly integrates APIs from third-party data sources, including BuildFax, LexisNexis, Verisk, and Cape Analytics. We believe that our technology footprint, data fidelity and data capture and analysis capabilities are critical to our ability to consistently generate attractive risk-adjusted underwriting margins in the market we serve.

Fully integrated in-house claims management to rapidly identify and respond to emerging trends

We have a robust in-house claims management function that is responsible for all aspects of our claims adjudication process. All non-catastrophe claims in Florida are handled entirely by our in-house claims team. We believe handling claims in-house allows us to better coordinate between claims and underwriting departments, collect more granular claims data, quickly respond to claims, deliver a consistent agent and insured experience, better control loss and loss adjustment expenses (“LAE”), and implement claims strategies and pursue rate, form, and underwriting actions we believe to be appropriate. We believe our data-driven approach to claims has allowed us to profitably navigate historical loss trends unique to the Florida market, such as losses related to sinkholes, AOBs, roof claims and cast-iron pipe claims. In the case of claims outside of Florida or a catastrophic event in Florida, we supplement internal claims resources by contracting with six large national claims adjusting firms to assist our adjusters with the increased volume of claims to ensure timely responses to our policyholders and to manage claim costs. When we contract with claims adjusting firms, our in-house claims department oversees and manages the work performed by these firms to ensure claims are being handled to our standards. We believe that our people, systems and organizational structure around our claims management has been a key contributor to our underwriting performance.

Deep relationships with independent insurance agents, national insurance carriers and homebuilder-affiliated insurance agents

We employ a multi-channel distribution strategy in the Voluntary Market to distribute our insurance policies through various channels, including independent insurance agents, national insurance carriers, and homebuilder-affiliated insurance agents. Independent insurance agents represent our largest distribution channel, as measured by GPW production for the year ended December 31, 2024. We have methodically developed our independent agent distribution partnerships in an effort to align the interests of our distribution partners with our desire to write profitable business. We appoint only those independent insurance agents that we believe can consistently produce targeted volumes of quality business for us, and we seek to maintain excellent relationships with this group of agents by being a consistent market for Florida homeowners risks that meet our underwriting appetite, presenting clear underwriting criteria and pricing, paying competitive commissions, ensuring rapid speed to quote, offering consistently high-quality service and expertise, and maintaining financial stability. We carefully allocate capacity to our independent agents to ensure they benefit from our franchise value and do not experience a cannibalizing level of competition from other independent agents with an American Integrity appointment. In return, we expect our agents to work with us to develop business plans and incentive programs that align with our underwriting goals. This has allowed us to be a reliable, consistent partner to our agents over time and aligns their incentives with our business objectives. Independent agents have the ability to write business with other insurance carriers, and we compete for their services with other carriers based on a variety of factors including quality of service, responsiveness to policy submissions and claims, tenure and reputation in the market, financial strength, as well as the products, pricing and commissions that we offer. We believe the strength of our independent insurance agent relationships are a differentiating factor in the Florida market, where we believe a number of carriers have relied – in some cases exclusively – on assuming policies from Citizens as their primary source of new business and have made limited investment in independent agent distribution or other distribution channels. We believe our distribution relationships position us for more predictable policy and premium growth, stronger policy retention rates, and superior underwriting results across P&C insurance and Florida property market cycles.

We have developed partnerships with national insurance carriers who restrict their writing of residential homeowners policies in Florida, including Allstate, American Family, Farmers, Liberty Mutual, The Hartford (AARP), Progressive and USAA, to offer residential property insurance to their customers who are also seeking Florida residential property insurance coverage. We recently added partnerships with affiliates of Horace Mann Educators Corporation and South Carolina Farm Bureau Insurance. We handle all underwriting, pricing and claims management of these policies, and all policies are offered on our policy forms and are solely adjudicated by us. We believe these relationships provide attractive new business growth opportunities incremental to our writings through the independent agency channel. The national carriers benefit from our partnership due to their enhanced ability to service their existing policyholders in need of homeowners insurance in Florida, creating strong and strategic alignment.

We also have developed strong relationships with retail insurance agents affiliated with homebuilders to increase our access to the new home construction market, which has seen substantial growth in Florida in recent years. These new homes are required to comply with the latest building codes and standards, allowing us to generally offer more competitive risk-adjusted rates while maintaining our targeted profitability in our book of business. We have completed technology integrations with new construction builder agencies in order to better integrate into their business and serve their needs. We believe this distribution channel will continue to grow as a result of continued strong population growth within Florida, a lack of available existing home supply, and the resulting increase in new home building. Many of our homebuilder partnerships operate in additional Southeastern coastal states and we will look to leverage these relationships as we selectively expand our geographic footprint.

Sophisticated risk transfer program with high-quality third-party reinsurers

We purchase third-party reinsurance to help manage our exposure to catastrophic weather events. Our relationships with our reinsurers, all of whom have a financial strength rating of “A-” or better by A.M. Best or for which we hold collateral equal to 100% of the reinsurance limit or recoverable, have been developed over time as a result of our extensive experience and reputation for selective underwriting in the Florida market. Our financial strength, underwriting results and the long-term relationships between our organization and our reinsurance partners have resulted in consistent reinsurance capacity across P&C insurance and Florida property insurance cycles. We regularly assess and adjust our reinsurance structure as we see necessary to optimize the effectiveness of our reinsurance program. We currently utilize quota share, facultative, property per-risk and excess of loss reinsurance to provide significant levels of balance sheet and earnings protection, and to support the size of our in-force premium and insured exposure relative to our capital base.

Strong balance sheet and capital position

We have supported the capital needs of our business and grown our members’ equity to $162.4 million at December 31, 2024 through consistent profitability and the accumulation of retained earnings. We have achieved this without raising outside equity capital beyond our initial capitalization of $10.3 million in 2007, while also paying $64.9 million in aggregate profit distributions to our equity owners from our inception through December 31, 2024.

We have a conservative investment portfolio managed by Goldman Sachs Asset Management, LP that is focused on highly-rated, short-duration investment grade fixed income securities, a strong reinsurance program and conservatively booked reserves. In addition, we have only $1.0 million of debt on our balance sheet as of December 31, 2024.

Our strong capitalization is a critical component to our relationships with our policyholders, distribution partners, and reinsurance partners who value our financial strength and the stability of our balance sheet. We endeavor to maintain and continue to enhance our strong capital position through the accumulation of retained earnings, our utilization of third-party reinsurance, and our conservative investment strategy and reserving strategy.

Experienced, entrepreneurial and financially aligned management team with a track record of success in the Florida homeowners insurance market

We have a deep and experienced management team with expertise spanning underwriting, claims, technology and insurance operations that we believe has been integral to our past performance and will help drive our long-term success. Our management team has remained largely consistent since our founding in 2006, with an average of more than 10 years with the Company, and has deep expertise in the Florida property insurance market. Our team is led by industry veteran Robert Ritchie, who has served as Chief Executive Officer since our founding in 2006, along with our Chairman, David Clark. Jon Ritchie, our President, has been with the Company since 2009, and Ben Lurie, our Chief Financial Officer, has served in a variety of different roles, including Director, Vice President and Secretary, with the Company since 2017. Many of our employees and members of our senior management team have worked together to build our Company from a start-up to one of the largest personal residential insurance writers in Florida. Our management team members have a significant equity ownership interest in our business aligning their financial interests with stockholders. After giving effect to this offering, management will own over  % of the Company’s Common Stock.

Our Strategies

We believe that we will be able to continue to successfully leverage our strengths to execute the following business strategies:

Capitalize on historic recent regulatory reform in Florida by profitably growing new business

We believe we are well-positioned to take advantage of favorable trends in our existing primary market of Florida to grow the amount of new premiums we write and generate additional revenue. We believe the significant regulatory reform bills passed in December 2022 by the Florida legislature are significantly improving the property insurance underwriting environment in the state, allowing us to pursue additional new business opportunities that in the past did not meet our underwriting and profitability criteria. We have started – and expect to continue – to judiciously broaden our risk appetite as a result of these reforms, including underwriting older properties where we believe the pricing and terms adequately reflect the risk we are assuming and broadening our presence in certain counties where we have significantly limited our writings in the past due to the historical litigation environment. We expect to achieve this growth primarily with our existing distribution partners with whom we have built strong relationships to access business that we believe is desirable and profitable. We expect to continue to deepen our penetration of the Florida market by leveraging and growing these strong distribution relationships and employing sophisticated technology to select and underwrite risks that meet our underwriting and profitability criteria. In addition, as recent regulatory reforms continue to create a pathway to a more stable Florida property insurance market, we are seeing opportunities to further accelerate our growth by assuming policies from Citizens that fit our underwriting and profitability criteria. For example, in 2024, we assumed 68,844 policies from Citizens. We will continue to be thoughtful and opportunistic in our pursuit of market opportunities and growth in Florida, without compromising on our commitment to, and unwavering focus on, profitability.

Consistently deliver profitability across P&C market cycles

We are a disciplined, underwriting-driven company with an unwavering focus on profitability. Despite many years of costly catastrophe events and periods of elevated attritional losses for the P&C industry as a whole, and particularly the Florida property insurance market where we principally operate, we have produced a positive return on equity in every year since our inception except two: 2018 and 2020. We have always sought to effectively manage the P&C insurance cycle and Florida property cycle since our inception to consistently deliver best-in-class underwriting results and profitability. We utilize the data we collect and analyze from our operations, combined with our view of the current P&C market and residential property insurance cycle dynamics, to adjust rates, forms, and various other underwriting criteria to optimize our new business writings.

We believe we identified and addressed Florida-wide residential insurance litigation trends earlier than many of our competitors, which has contributed to multiple years of strong underwriting outperformance compared to the broader Florida residential property insurance industry. While the industry experienced over $6.9 billion in underwriting losses between 2017 and 2024, and nearly a dozen insurance companies focusing on the Florida residential property market failed during that time period, we were profitable in every year except two, generated cumulative net income of $121.2 million, and maintained a strong, stable balance sheet with no decreases in statutory surplus. We believe these results are a testament to our disciplined approach and primary focus on stability and profitability, with a secondary focus on growth.

Retain more of the profitable premium we underwrite

In addition to our comprehensive catastrophe reinsurance program, we have historically purchased quota share reinsurance covering all business we write. Under our current Non-Catastrophe Quota Share Reinsurance

(“NCQSR”) arrangements, we cede 40% of our GPW, net of premium ceded under our catastrophe excess of loss reinsurance agreements but prior to other reinsurance agreements. Our NCQSR arrangement was established to allow us to increase our GPW at a time when we believed other forms of capital were less attractive. Over time, the benefit we received from the quota share has diminished as reinsurance costs have increased industry-wide, non-catastrophe weather losses we have incurred have declined, and interest rates have increased magnifying the lost net investment income on premium we cede under the quota share. We may reduce our use of quota share reinsurance in the future and retain more of the premium we currently write on a net basis. Any decision to retain more premium would be based on various factors including P&C market conditions, our capital position, the cost of reinsurance and interest rates, among others. Under our current quota share reinsurance agreement, we are able to reduce the amount of business we cede, or eliminate the quota share entirely, at no cost. We believe retaining additional premium we already underwrite can be an attractive and profitable use of capital given our extensive existing knowledge of this business and its historical underwriting performance.

Continue to purchase conservative third-party catastrophe reinsurance coverage

We intend to continue to purchase an appropriate level of catastrophe reinsurance as we seek to reduce the volatility of our earnings and protect our balance sheet from the impact of potential weather-related catastrophe events. Our current catastrophe reinsurance program is indicative of the type of conservative catastrophe protection that we believe to be appropriate. Using multiple FLOIR-approved models and as a result of management’s internal practices and the requirements of rating agencies, we have historically sought to buy to a 1-in-130 year probable maximum loss (“PML”) level, meaning we buy the amount of reinsurance necessary to protect us in the event of the occurrence of a storm of a severity expected to occur only once in a 130-year period.

Over our 19-year history, we have developed strong relationships with reinsurers rated “A-” or better by A.M. Best. We have been rewarded by our reinsurers for our disciplined underwriting and consistent profitability with consistent capacity, including in reinsurance markets in which it has been challenging for many of our peers to obtain adequate reinsurance coverage. We view our reinsurers as long-term partners and seek to maintain positive relations with them to ensure we have adequate reinsurance capacity in future years. Historically, we have prioritized the consistency and sustainability of our earnings over the long term above maximizing earnings in any particular year when constructing our reinsurance program, and we intend to maintain this strategy going forward.

Continue to invest in and leverage data and technology that we believe enhance our decision making, increase our profitability, and strengthen our competitive advantages

Our integrated technology infrastructure and data capture capabilities allow us to efficiently manage various processes across our platform, improve real-time visibility into market trends, lower costs, and realize operating leverage as we scale. Our platform is purpose-built to cohesively integrate each of our technology solutions with one another, creating a proprietary full-stack insurance platform that allows us to balance and integrate the complete insurance process from underwriting and quoting through claims management and adjudication.

We intend to continue to develop our technology platform and capture additional data that we believe will allow us to continue to identify, price, and write the risks that meet our underwriting and risk management criteria. This entails utilizing real-time proprietary and third-party data integrations in both the ratemaking and front-end underwriting process to make efficient, data-driven underwriting and management decisions. We believe our advanced technology is a differentiator in the markets where we operate and positions us well for profitable growth.

Deepen distribution relationships to increase Voluntary Market writings

We intend to continue to execute on our multi-channel distribution strategy partnering with independent insurance agents, national insurance carriers and homebuilder-affiliated insurance agents. We have built our business and technology with the critical importance of our distribution partners in mind, and we believe that creating strong alignment with our distribution partners drives better growth, profitability, and a stronger operating model.

As an insurer committed to the independent agency distribution model, we seek to offer meaningful insurance capacity within the confines of our underwriting guidelines to a select group of agents. In each market we serve, we seek to align ourselves with selected agents that provide us a meaningful portion of their overall business. This allows us to manage these distribution relationships based on key corporate priorities and performance indicators, including volume of new business writings, loss ratio, and policy retention. We believe that working with our agency partners to achieve these goals is critical to our growth and continued underwriting success. At the same time, we recognize that it is important to have a balanced source of distribution. We expect to continue to selectively expand our distribution relationships to new independent agents, national insurance carriers and homebuilder-affiliated agents.

We believe our strong distribution relationships in the Voluntary Market have provided us access to superior risks and enable us to produce more sustainable growth across P&C insurance market cycles.

Selectively assume policies from Citizens

Citizens is the largest homeowners insurer in the state of Florida as measured by premium in-force and acts as the state-owned insurer of last resort. It is incentivized by the state to transfer policies from its books to the private market in order to reduce systemic risk to the insurance market. See “Business—Citizens Depopulations” for more information. Over the 10 years leading up to 2024, we did not believe that there were opportunities to assume policies from Citizens, also referred to as “depopulations” or “take-outs,” that met our underwriting and profitability criteria. The last take-out we pursued prior to 2024 was in 2014. We believe the combination of Citizens raising its rates, an improved level of underwriting data disclosed by Citizens on its in-force portfolio, and the legislative reforms passed in 2022 and 2023 have significantly changed the Citizens depopulation economics based on our experience and understanding of the Florida market, and created opportunities for us to assume policies that fit our underwriting and profitability criteria. We are selective when we pursue policy assumptions from Citizens, and each policy we consider assuming from Citizens is run through our rigorous underwriting and profitability criteria, including assessing the county and location of the underlying risk, to determine its attractiveness, a process which is similar to our underwriting in the Voluntary Market. While we measure the attractiveness of “take-out” opportunities based on our long-term profitability expectations of the policies we assume, take-outs can generate significant near-term earnings as (i) the cost of policy acquisition is lower than in the Voluntary Market as we do not pay upfront agent commissions on policies assumed from Citizens, as compared to writing business in the Voluntary Market where we also have to pay commissions (generally 12%) to our distribution partners upfront, and (ii) we are not required to purchase reinsurance on the policies we assume until our reinsurance program renews on the subsequent June 1st. Generally, we are able to price take-out policies above the price we would offer in the Voluntary Market. Because the policies we assume from Citizens go through our underwriting processes, we expect them to have a similar risk-return profile to the policies that we write in the Voluntary Market. We participated in four take-out opportunities in 2024, assuming 68,844 policies that fit our underwriting and profitability criteria, and we believe provide an attractive opportunity in light of recent legislative reforms. As of December 31, 2024, 21% of our policies in-force were assumed from Citizens representing 24% of our premiums in-force. We will continue to selectively pursue Citizens take-out opportunities if we feel there is an opportunity to assume policies that align with our underwriting and profit criteria based on the profile of the underlying risk.

Our History

AIIG LLC was founded in 2006 as an insurance holding company by our Chief Executive Officer, Robert Ritchie, in partnership with our Chairman, David Clark, to capitalize on the Florida homeowners insurance market dislocation following the 2004 and 2005 hurricane seasons.

In 2006, Sowell Investments Holding Co., LLC (“Sowell & Co.”). capitalized us with an equity investment of $10.3 million, which remains the only equity investment that has been made into the business to date. Sowell & Co. is a family office founded in 1972 by James E. Sowell to pursue real estate, oil and gas, and private equity investments. The firm invests the capital of its principals and does not have a drawdown fund structure with a finite life, enabling it to have a longer-term investment horizon and aligning its interests with those of management. As of December 31, 2024, our members’ equity had increased to $162.4 million. Our growth in members’ equity was generated entirely through retained earnings, representing a compound annual growth rate of approximately 16.8% over 19 years. Additionally, since our formation in 2006 through December 31, 2024, we have paid our members $64.9 million of aggregate profit distributions, excluding distributions related to flow-through tax liabilities. The compound annual growth rate of our members’ equity inclusive of cumulative profit distributions was 19.0% over the same 19-year period.

Annual Book Value + Profit Distributions[1]

($ in millions)
= Book Value
= Cumulative Profit Distributions(1)
CAGR: 19.0%
$10
$10
$26
$11
$15
$35
$15
$19
$38
$17
$21
$36
$17
$19
$41
$18
$23
$42
$19
$23
$63
$25
$38
$90
$32
$58
$113
$42
$71
$131
$52
$79
$137
$58
$79
$134
$59
$76
$145
$60
$86
$139
$61
$78
$145
$61
$84
$158
$61
$97
$195
$61
$134
$227
$65
$162
March 2007
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
Annual Profit Distributions
$11
$4
$2
$0.5
$1
$1
$6
$7
$10
$10
$6
$1
$1
$1
$0
$0
$0
$4

1) Excludes tax distributions made to members.

In March 2007, we commenced operations and were approved to assume up to 165,000 policies from Citizens, of which we assumed a select portion based on a number of criteria including historical performance and our expectations for future profitability, geographic spread of risk and prospects for retention. This initial “depopulation” allowed us to gain scale in the Florida market immediately and in a cost-efficient manner while also providing us time to establish relationships with distribution partners to write in the Voluntary Market. We have participated in additional depopulations from Citizens in each of 2007-2010, 2012-2014, and 2024.

In 2008, we began writing business in the Voluntary Market and have since principally focused our efforts in expanding our volume of policies written through the Voluntary Market. As of December 31, 2024, 79% of our policies in-force were originated by us in the Voluntary Market representing 76% of our premiums in-force.

Since our founding in 2006 we have grown profitably to become a leading provider of residential property insurance in the state of Florida. Throughout our history, we have introduced new products or expanded into additional products relevant to our market in response to policyholder demand and based on our existing underwriting expertise which have strengthened our market presence and relationships with our distribution partners. As an example, in 2010, we began offering insurance for vacant properties in the wake of the global financial crisis, and we were the first admitted carrier in Florida to do so. In 2014, we began to underwrite high-value homeowners and condominium owner’s policies in Florida. In 2018, we began to underwrite coverage for small watercraft in Florida. We may introduce new products and/or expand into additional products in the future.

Corporate Structure

As a holding company, we wholly own five subsidiaries, which include our admitted insurance company, AIICFL, and four subsidiaries that provide various services exclusively to AIICFL. We established each of these subsidiaries in conjunction with our formation in 2006. While our statutory capital and all insurance policies reside at AIICFL, our core operations relating to risk selection, underwriting, claims, brokerage and reinsurance are performed by our other subsidiaries. This structure provides enhanced profit opportunities and capital flexibility for our holding company which we believe benefit our stockholders.

Our subsidiaries include the following:

American Integrity Insurance Company of Florida, Inc. (AIICFL) operates as a Florida-domiciled admitted insurance company with licenses to write business in Florida, Georgia and South Carolina. AIICFL is regulated by the FLOIR. While most of our core operations are performed by our other subsidiaries, our accounting employees are employed by AIICFL.

American Integrity MGA, LLC (AIMGA) operates as a Texas domiciled managing general agency to produce, underwrite, negotiate, bind and administer policies on an exclusive basis for AIICFL. Most of our employees, including our sales, underwriting, product development and marketing employees, are employed by AIMGA.

American Integrity Claims Services, LLC (AICS) manages all non-catastrophe claims for AIICFL and, on an as needed basis, contracts with third-party claims services providers to manage and oversee catastrophe claims. Our claims employees are employed by AICS.

Pinnacle Analytics, LLC (Pinnacle) is responsible for performing ongoing reinsurance related analytical and modeling work for the benefit of AIICFL. Using proprietary tools and technology, Pinnacle monitors, updates and assesses data and information that is available to us in connection with recent events (e.g., storms and other related weather events, regulatory changes and impacts, etc.) to analyze their potential impact on AIICFL’s results of operations, including its various reinsurance programs.

Pinnacle Insurance Consultants, LLC (PIC) acts as the agent of record of policies that are assumed from Citizens and are not already affiliated with an independent insurance agent.

The following diagram depicts our ownership structure prior to the Corporate Conversion and consummation of this offering.

Existing Owners
[Existing members of AIIG LLC]
American Integrity Insurance Group, LLC
Texas LLC
American Integrity Insurance Company of Florida, Inc. (AIICFL)
Florida Corporation
American Integrity MGA, LLC (AIMGA)
Texas LLC
Pinnacle Analytics, LLC (Pinnacle)
Texas LLC
American Integrity Claims Services, LLC (AICS)
Texas LLC
Pinnacle Insurance Consultants, LLC (PIC)
Nevada LLC

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). For as long as we are an emerging growth company, unlike public companies that are not emerging growth companies under the JOBS Act, we will not be required to:

•

provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•	provide more than two years of audited financial statements and related management’s discussion and analysis of financial condition and results of operations;

•

comply with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

•

provide certain disclosures regarding executive compensation required of larger public companies or hold stockholder advisory votes on executive compensation required by the Dodd-Frank Wall Street Reform and Consumer Protection Act; or

•	obtain stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for adopting new or revised financial accounting standards. We intend to take advantage of all of the reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act until we are no longer an emerging growth company. Our election to use the phase-in periods permitted by this election may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the longer phase-in periods under Section 107 of the JOBS Act and who will comply with new or revised financial accounting standards. See “Risk Factors—Risks Related to Our Common Stock and this Offering— The JOBS Act will allow us to postpone the date by which we must comply with certain laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC. We cannot be certain if this reduced disclosure will make our Common Stock less attractive to investors.” If we were to subsequently elect instead to comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act.

We will cease to be an emerging growth company upon the earliest of: (i) the last day of the fiscal year in which we have $1.235 billion or more in annual revenues; (ii) the date on which we become a “large accelerated filer” (the fiscal year-end on which the total market value of our common equity securities held by non-affiliates is $700 million or more as of June 30); (iii) the date on which we issue more than $1.0 billion of non-convertible debt securities over a three-year period; or (iv) the last day of the fiscal year following the fifth anniversary of our initial public offering.

Summary of Risk Factors

Our business is subject to a number of risks and uncertainties that you should understand before making an investment decision. These risks are discussed more fully in the section entitled “Risk Factors,” following this prospectus summary. These include:

•

As a property and casualty insurer, we may face significant losses, and exposure to catastrophic events and severe weather conditions may cause our financial results to significantly vary from period to period.

•	Our loss reserves are estimates and may be inadequate to cover our actual liability for losses, which could adversely affect our business.

•	Because we conduct substantially all of our business in Florida, our financial results depend on the regulatory, legal, economic and weather conditions in Florida.

•	Changing climate conditions may increase the severity and frequency of catastrophic events and severe weather conditions, which may adversely affect our business.

•	Actual claims incurred have exceeded, and in the future may exceed, reserves established for claims, adversely affecting our operating results and financial condition.

•

Lack of effectiveness of exclusions and other loss limitation methods in the insurance policies we assume or write could have a material adverse effect on our financial condition or results of operations.

•

Because we rely on third-party distribution partners, including independent insurance agents, homebuilder-affiliated agents and national insurance carriers who restrict the amount of business they write in Florida, the loss of these relationships and the business they control or our inability to attract distribution partners could have an adverse impact on our business.

•	Although we believe that recent legislative reforms have driven a stabilization of rates, our results may fluctuate based on cyclical changes in the insurance industry.

•

We may pursue opportunities to participate in Citizens’ take-out program and directly assume policies issued by Citizens to policyholders who were otherwise unable to obtain private insurance. Take-out opportunities are subject to a number of timing and execution risks, and we may fail to participate in Citizens’ take-out programs on terms that are ultimately profitable to us, or at all.

•	Reinsurance coverage may not be available to us in the future at commercially reasonable rates, or at all.

•

Reinsurance subjects us to the credit risk of our reinsurers who may suffer a downgrade, and we risk not being able to collect reinsurance amounts in a timely manner, or at all, due to us under our contracts with reinsurers, which could materially harm our business and financial condition.

•	The failure of the risk mitigation strategies we utilize could have a material adverse effect on our financial condition or results of operations.

•	The inherent uncertainty of models and our reliance on such models as a tool to evaluate risk may have an adverse effect on our financial results.

•	Our success depends on our ability to accurately price the risks we underwrite, which is subject to uncertainty.

•	Our information technology systems may fail or be disrupted, which could adversely affect our business.

•

If we are unable to expand our business because our capital must be used to pay greater than anticipated claims, our financial results may suffer, and we may require additional capital in the future which may not be available or may be available only on unfavorable terms.

•	Unanticipated increases in the severity or frequency of claims could adversely affect our business or financial condition.

•	If actual renewals of our existing policies do not meet expectations, our future premiums and results of operations could be materially adversely affected.

•

The failure of our claims department, or the third-party claims adjusters whom we may engage, to effectively manage or remediate claims could adversely affect our business, financial results or capital requirements.

•	Increased competition and market conditions, including changes in our financial stability and credit ratings, could affect the growth of our business and negatively affect our financial results.

•	We are subject to extensive regulation, and potential further restrictive regulation may increase our operating costs and limit our growth and profitability.

•	The effects of emerging claim and coverage issues in Florida on our business are uncertain.

•	Mandatory assessments or competition for government entities may create short term liabilities or affect our ability to underwrite more policies.

•	We face financial exposure to unpredictable weather patterns and catastrophic storms and resulting regulation from the FLOIR.

•	The Florida Hurricane Catastrophe Fund may not have enough resources to pay us for the coverage we purchased.

•

A regulatory environment that requires approval of rate increases, can mandate rate decreases, and that can dictate underwriting practices and mandate participation in loss sharing arrangements may adversely affect our results of operations and financial condition.

•

We have elected to rely on certain phase-in provisions of the SEC and/or NYSE rules, and, as a result, we will not immediately be subject to certain corporate governance requirements otherwise required of NYSE-listed companies.

•

We are not contractually obligated to pay regular cash dividends on our Common Stock following this offering. As a result, you may not receive any return on investment unless you sell your Common Stock for a price greater than that which you paid for it.

Corporate Conversion

We currently operate as a Texas limited liability company under the name American Integrity Insurance Group, LLC, which directly and indirectly holds all of the equity interests in our operating subsidiaries. Prior to the effectiveness of the registration statement of which this prospectus forms a part, American Integrity Insurance Group, LLC, will convert into a Delaware corporation pursuant to a statutory conversion and will change its name to American Integrity Insurance Group, Inc. As a part of such conversion, American Integrity Insurance Group, LLC may first convert to a Delaware limited liability company before converting to a Delaware corporation. In this prospectus, we refer to all of the transactions related to our conversion into a corporation as the Corporate Conversion. For more information, see the section titled “Corporate Conversion.”

Simplified Ownership Structure after Giving Effect to the Corporate Conversion

The diagram below depicts our organizational structure after giving effect to the Corporate Conversion and the offering, assuming no exercise by the underwriters of their option to purchase additional shares of Common Stock.

Public Stockholders
Existing Owners
[Existing members of AIIG LLC]
American Integrity Insurance Group, Inc.
(NYSE: AII)
Delaware Corporation
American Integrity Insurance Company of Florida, Inc.
(AIICFL)
Florida Corporation
American Integrity MGA, LLC (AIMGA)
Texas LLC
Pinnacle Analytics, LLC (Pinnacle)
Texas LLC
American Integrity Claims Services, LLC (AICS)
Texas LLC
Pinnacle Insurance Consultants, LLC (PIC)
Nevada LLC

Corporate Information

Our principal executive offices are located at 5426 Bay Center Drive, Suite 600, Tampa, FL 33609 and our telephone number at that address is (813) 880-7000. Our website is available at www.aiicfl.com. We expect to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission (the “SEC”) available free of charge through our website as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference herein and does not constitute a part of this prospectus.

The Offering

Issuer	American Integrity Insurance Group, Inc.

Common Stock Offered by Us	shares.

Common Stock offered by the Selling Stockholders	shares (or shares if the underwriters exercise their option to purchase additional shares of Common Stock in full).

Common Stock Outstanding After this Offering	shares.

Voting Rights	Each share of our Common Stock entitles its holder to one vote on all matters to be voted on by stockholders generally. See “Description of Capital Stock.”

Underwriters’ Option to Purchase Additional Shares	The Selling Stockholders have granted the underwriters an option for a period of 30 days to purchase up to an aggregate of additional shares of Common Stock.

Use of Proceeds	We estimate, based upon an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus), that we will receive net proceeds from this offering of approximately $ million after deducting the underwriting discount. We intend to use the net proceeds from this offering for general corporate purposes, which may include contributing capital to AIICFL to support growth. Additionally, we intend to use a portion of the net proceeds from this offering to satisfy tax withholding and remittance obligations related to the Restricted Stock Grant Net Settlement (as defined below), based on an assumed initial public offering price of $ per share of Common Stock, which is the midpoint of the price range set forth on the cover page of this prospectus, an estimated shares of Common Stock will be issued in connection with the Restricted Stock Grant and an assumed % tax withholding rate. We will not receive any proceeds from the sale of Common Stock by the Selling Stockholders. We will, however, bear the costs associated with the sale of shares of Common Stock by the Selling Stockholders, other than underwriting discounts and commissions. See “Use of Proceeds” and “Certain Relationships and Related Party Transactions.”

Dividend Policy

We currently intend to retain any future earnings for use in the operation of our business and do not intend to declare or pay any cash dividends in the foreseeable future. The profitability of our business fluctuates each year based on a variety of factors, including the frequency and severity of catastrophe storms in the Southeast U.S., and in years where we generate excess profit we may look to return excess capital to stockholders via dividends or other capital return mechanisms. Any further determination to pay dividends on our capital stock will be at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our board of directors considers relevant. Our future ability to pay cash dividends on our Common Stock may also be limited by the terms of any future debt securities, preferred stock or credit facility. See “Dividend Policy.”

Registration Rights Agreement	Pursuant to the Registration Rights Agreement, we will, subject to the terms and conditions thereof, agree to register the resale of the shares of our Common Stock that are issuable to the Existing Owners in connection with this offering. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement” for a discussion of the Registration Rights Agreement.

Listing and Trading Symbol	We have applied to list our Common Stock on the NYSE under the symbol “AII.”

Risk Factors	You should carefully read and consider the information set forth under the heading “Risk Factors” beginning on page 23 of this prospectus and all other information set forth in this prospectus before deciding to invest in our Common Stock.

Unless otherwise stated, all information in this prospectus reflects and assumes:

•	an initial public offering price of $ per share of Common Stock which is the midpoint of the range set forth on the cover page of this prospectus;

•

the automatic conversion of all of our issued and outstanding units of AIIG LLC into     shares of Common Stock immediately prior to the consummation of this offering in connection with the Corporate Conversion;

•	the grants of shares of restricted stock to certain employees and consultants of the Company in connection with the offering (the “Restricted Stock Grants”);

•

the net issuance of     shares of Common Stock in connection with the Restricted Stock Grants made upon the consummation of this offering, after giving effect to the withholding of Common Stock to satisfy the estimated tax withholding and remittance obligations (the “Restricted Stock Grant Net Settlement”); and

•	no exercise of the underwriters’ option to purchase up to additional shares of Common Stock from the Selling Stockholders.

Summary Historical Consolidated Financial and Other Data

The following tables present our summary consolidated financial and other data as of and for the periods indicated.

The summary consolidated statement of operations data for each of the years ended December 31, 2024 and 2023 and the selected consolidated balance sheet data as of December 31, 2024 and 2023 presented below have been derived from the audited consolidated financial statements and notes of AIIG LLC and its subsidiaries, included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that should be expected in any future period. The summary historical financial and other data of the Company has not been presented because the Company is a newly-incorporated entity and has had no business transactions or activities to date, besides our initial capitalization.

The information set forth below is only a summary and should be read together with the consolidated financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the “Use of Proceeds,” and “Capitalization” included elsewhere in this prospectus.

	Historical AIIG LLC
	Year ended December 31,
(in thousands)	2024	2023
Revenue:
Gross premiums written	$767,678	$640,990
Change in unearned premiums	(85,462)	(50,475)

Gross premiums earned	682,216	590,515
Ceded premiums earned	(500,161)	(410,253)

Net premiums earned	182,055	180,262
Policy fees	7,393	7,055
Net investment income	14,180	12,653
Net realized losses on investments	119	(22)
Other income	607	923

Total revenue	204,354	200,871

Expenses:
Losses and loss adjustment expenses, net	90,832	86,749
Policy acquisition expenses	31,532	35,255
General and administrative expenses	30,951	34,112

Total expenses	153,315	156,116

Income before income taxes	51,039	44,755
Income tax expense	11,297	6,958

Net income	$39,742	$37,797

	Historical AIIG LLC
	December 31,
	2024 Actual	2023 Actual
(in thousands)
Consolidated balance sheet date:
Cash and invested assets	$393,317	$257,325
Premiums receivable, net	51,594	36,769
Prepaid reinsurance premiums	268,254	225,930
Reinsurance recoverable	462,097	325,290
Other assets	22,883	16,721

Total assets	1,198,145	862,035
Unpaid losses and loss adjustment expenses	475,708	279,392
Unearned premiums	421,881	333,802
Reinsurance payable	56,348	61,061
Advance premiums	6,561	10,693
Long-term debt	1,029	1,441
Deferred income tax liability	1,122	3,233
Other liabilities	73,104	38,447

Total liabilities	1,035,753	728,069
Total members’ equity and temporary members’ equity	162,392	133,966

	Historical AIIG LLC
	Year ended December 31,
(in thousands)	2024	2023
Other Financial and Operating Data:
Net retention ratio(1)	25.3%	21.5%
Ceded catastrophe excess of loss premiums ratio(2)	44.9%	41.2%
Loss ratio(3)	47.9%	46.3%
Expense ratio(4)	33.0%	37.0%
Combined ratio(5)	80.9%	83.3%
Adjusted net income (loss) (6)	$39,648	$37,814
Return on equity(7)	26.8%	32.9%
Adjusted return on equity(8)	26.8%	32.9%
Underlying loss and loss adjustment expense ratio(9)	32.6%	36.1%

(1)	Net retention ratio, expressed as a percentage, is the ratio of net premiums written to GPW.
(2)

Ceded catastrophe excess of loss premiums ratio is a non-GAAP financial measure, expressed as a percentage, defined as ceded catastrophe excess of loss premiums earned divided by gross premiums earned. We view this ratio as meaningful to our business as it provides a view into the cost of our catastrophe reinsurance program. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Business Metrics and Non-GAAP Financial Measures” for a reconciliation of ceded catastrophe excess of loss premiums ratio to the ratio of ceded premiums earned to gross premiums earned calculated in accordance with GAAP.

(3)

Loss ratio, expressed as a percentage, is the ratio of losses and LAE to net premiums earned plus policy fees, as we view policy fees as a component of our underwriting profitability and meaningful to our business. We add policy fees to net premiums earned when calculating our loss and expense ratios given they are earned when a policy is written.

(4)

Expense ratio, expressed as a percentage, is the ratio of policy acquisition expenses and general and administrative expenses to net premiums earned plus policy fees, as we view policy fees as meaningful to our business as they are earned when a policy is written.

(5)

Combined ratio is the sum of the loss ratio and the expense ratio. A combined ratio under 100% generally indicates an underwriting profit. A combined ratio over 100% generally indicates an underwriting loss.

(6)

Adjusted net income (loss) is a non-GAAP financial measure defined as net income excluding net realized gains or losses on investments and stock-based compensation, net of tax impact. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Business Metrics and Non-GAAP Financial Measures” for a reconciliation of adjusted net income (loss) to net income in accordance with GAAP.

(7)	Return on equity is defined as net income divided by the average beginning and ending members’ equity during the applicable period.
(8)

Adjusted return on equity is a non-GAAP financial measure defined as adjusted net income divided by average beginning and ending members’ equity during the applicable period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Business Metrics and Non-GAAP Financial Measures” for a reconciliation of adjusted return on equity to return on equity in accordance with GAAP.

(9)

Underlying loss and loss adjustment expense ratio is a key business metric and a non-GAAP measure, expressed as a percentage, and defined as the ratio of loss and LAE, net, less current year net catastrophe losses and net prior year reserve development divided by net premiums earned plus policy fees. We view this ratio as meaningful to our business as it allows us to analyze our loss trends before the impact of catastrophe losses and prior year reserve development. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Business Metrics and Non-GAAP Financial Measures” for a reconciliation of adjusted net income (loss) to net income in accordance with GAAP.

RISK FACTORS

An investment in our Common Stock involves a variety of risks, some of which are specific to us and some of which are inherent to the industry in which we operate. The following risks and other information in this report or incorporated in this report by reference, including our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” should be read carefully before investing in our Common Stock. These risks may adversely affect our financial condition, results of operations or liquidity. Many of these risks are out of our direct control, though efforts are made to manage those risks while optimizing financial results. These risks are not the only risks we face. This prospectus is qualified in its entirety by all these risk factors. References in this section to the “Company,” “American Integrity,” “we,” “us,” or “our” refer to American Integrity Insurance Group, Inc. and its subsidiaries.

Risks Related to Our Business

As a property and casualty insurer, we may face significant losses, and exposure to catastrophic events and severe weather conditions may cause our financial results to significantly vary from period to period.

Because of the exposure of our property and casualty business to catastrophic events, our operating results or financial condition have varied, and may in the future vary, significantly from one period to the next, and our historical results of operations may not be indicative of future results of operations. Property damage resulting from catastrophes is the greatest risk of loss we face in the ordinary course of our business. Artificial or natural disasters, including but not limited to hurricanes, convective storms, tornadoes, tropical storms, sinkholes, windstorms, hailstorms and other severe weather events may cause catastrophes. The frequency and severity of property insurance claims typically increase when catastrophic events and severe weather conditions occur. Catastrophes are inherently unpredictable and difficult to project. As a result, we have in the past and may in the future, suffer financial loss due to unpredictable numbers of claims as catastrophes occur.

The loss estimates developed by the models we use are dependent upon assumptions or scenarios incorporated by a third-party developer and by us. When these assumptions or scenarios do not reflect the characteristics of catastrophic events that affect areas covered by our policies or the resulting economic conditions, then we become exposed to losses not covered by our reinsurance program, which could adversely affect our financial condition, business or results of operations. Although we use widely recognized and commercially available models to estimate our exposure to loss from hurricanes and certain other catastrophes, other models exist that might produce a wider or narrower range of loss estimates, or loss estimates from perils considered less significant to our insured risks. These models are constantly changing, and we may utilize different models than we have historically. Despite our catastrophe management programs, we retain material exposure to catastrophic events. Additionally, the models themselves produce a range of results and associated probabilities of occurrence from which we can assess risks of exposure to catastrophic loss. Extreme catastrophe scenarios exist within the modeling results that may also have a material adverse effect on our results of operations during any reporting period due to increases in our losses. Catastrophes may reduce or otherwise impact liquidity, which could have a negative impact on our business. Catastrophes have eroded and in the future may erode our statutory surplus or ability to obtain adequate reinsurance which could negatively affect our ability to write new or renewal business. Catastrophic claim severity is impacted by the effects of inflation and increases in insured value and factors such as the overall claims, legal and litigation environments in affected areas, in addition to the geographic concentration of insured property.

Our loss reserves are estimates and may be inadequate to cover our actual liability for losses, which could adversely affect our business.

We maintain reserves to cover our estimated ultimate liabilities for losses and LAE, also referred to as loss reserves. Our loss reserves are based primarily on our historical data and statistical projections of what we believe the resolution and administration of claims will cost based on facts and circumstances then known to us.

Our claims experience and our experience with the risks related to certain claims are inherently limited. We use company historical data to the extent it is available and rely on industry historical data, which may not be indicative of future periods. As a result, our projections and our estimates may be inaccurate, which in turn may cause our actual losses to exceed our loss reserves. If our actual losses exceed our loss reserves, our financial results, our ability to expand our business and our ability to compete in the property and casualty insurance industry may be negatively affected.

Because of the inherent uncertainties in the reserving process, we cannot be certain that our reserves will be adequate to cover our actual losses and LAE. If our reserves for unpaid losses and LAE are less than actual losses and LAE, we will be required to increase our reserves with a corresponding reduction in our net income in the period in which the deficiency is identified. Future losses and LAE that exceed our reserves could substantially harm our results of operations or financial condition.

Because we conduct substantially all of our business in Florida, our financial results depend on the regulatory, legal, economic and weather conditions in Florida.

Though we are licensed to transact insurance business in other states, we write substantially all of our policies in Florida. Because of our concentration in Florida, we are exposed to hurricanes, windstorms and other catastrophes affecting Florida. We have incurred and may in the future incur higher catastrophe losses in Florida or elsewhere than those we experienced in prior years; those estimated by catastrophe models we use; the average expected level used in pricing; and our current reinsurance coverage limits. We are also subject to claims arising from non-catastrophic weather events such as rain, hail and high winds.

Additionally, in Florida, despite the recent decrease in the frequency of claims due in part to recent legislative reforms, the severity of costs associated with both catastrophe claims and non-catastrophe claims has continued to increase. The nature and level of future catastrophes, the incidence and severity of weather conditions in any future period, and the impact of catastrophes on behaviors related to non-catastrophe claims cannot be predicted and could materially and adversely impact our operations.

Therefore, prevailing regulatory, consumer behavior, legal, economic, political, demographic, competitive, weather and other conditions in Florida affect our revenues and profitability. The Florida legislature changes laws related to property insurance frequently and has done so more often in recent years. While some of these law changes have been designed to reduce abuses in the Florida market and reinvigorate admitted market interest in expanding writings, other law changes have imposed new or increased requirements on insurers that might prove to be detrimental to our business. In addition, extended implementation periods, ensuing regulatory rule making timelines and periods of uncertainty as opponents of the changes challenge them in court often follow changes to Florida’s insurance laws. Resulting delays in the effectiveness of new laws, even when intended to be beneficial for the insurance industry, may limit or delay the laws’ impact on our business.

Adverse changes in these conditions in Florida have a more pronounced effect on us than it would on other insurance companies that are more geographically diversified throughout the United States. A single catastrophic event, or a series of such events, specifically affecting Florida, particularly in the more densely populated areas of the state, have had and could have an adverse impact on our business, financial condition or results of operations. This is particularly true in certain Florida counties where we write a large amount of policies such that a catastrophic event or series of catastrophic events in these counties could have a significant impact on our business, financial condition or results of operations. Our concentration in Florida subjects us to increased exposure to certain catastrophic events and destructive weather patterns such as hurricanes, tropical storms and tornadoes and to the ensuing claims-related behaviors that have characterized the Florida market in recent years.

While we operate substantially all of our business in Florida, we have expanded our business into other geographical markets, and there is no guarantee that such expansion will be successful or that the underwriting and profitability criteria we utilize in Florida will successfully translate to other states. In addition, we are and will continue to be subject to regulatory, legal, economic and weather conditions in the states where we will write policies, which are often different than the conditions we face in Florida. As a result, we may not be able to adjust to changing conditions in other states in which we write policies due to our focus and expertise in Florida, and as a result, our results of operations may be materially affected.

Changing climate conditions may increase the severity and frequency of catastrophic events and severe weather conditions, which may adversely affect our business.

Longer-term weather trends may be changing, and new types of catastrophe losses may be developing due to climate change, a phenomenon that has been associated with greenhouse gases and extreme weather events linked to rising temperatures, including effects on global weather patterns, sea, land and air temperature, sea levels, rain, and snow. To the extent the frequency or severity of weather events is exacerbated due to climate change, we may experience increases in catastrophe losses in both coastal and non-coastal areas. This may increase our claims-related and/or insurance costs or may negatively affect our ability to provide insurance to our policyholders. In addition, increased catastrophic events could result in increased credit exposure to the reinsurers that we work with. Our actual losses from catastrophic events might exceed levels that the third parties’ reinsurance programs protect or might be larger than anticipated if one or more of our reinsurers fail to meet their obligations. Climate change may affect the occurrence of certain natural events, such as increasing the frequency or severity of convection storms, wind, tornado, hailstorm and thunderstorm events due to increased convection in the atmosphere. There could also be more frequent wildfires in certain geographies, more flooding and the potential for increased severity of hurricanes due to higher sea surface temperatures. As a result, incurred losses from such events and the demand, price and availability of reinsurance coverages for homeowners insurance may be affected. This may cause an increase in claims-related and/or reinsurance costs or may negatively affect our ability to provide homeowners insurance to our policyholders in the future.

In addition, we cannot predict how legal, regulatory and societal responses to concerns around climate change may impact our business. The inherent uncertainties associated with studying, understanding and modeling changing climate conditions, available analyses and models in this area typically relate to potential meteorological or sea level impacts and generally are not intended to analyze or predict impacts on insured losses.

Actual claims incurred have exceeded, and in the future may exceed, reserves established for claims, adversely affecting our operating results and financial condition.

We maintain loss reserves to cover our estimated ultimate liability for unpaid losses and LAE for reported and unreported claims as of the end of each accounting period. The reserve for losses and LAE is reported net of receivables for subrogation. Recorded claim reserves in the property and casualty business are based on our best estimates of what the ultimate settlement and administration of claims will cost, both reported and incurred but not reported. These estimates, which generally involve actuarial projections, are based on management’s assessment of known facts and circumstances, including our experience with similar cases, actual claims paid, historical trends involving claim payment patterns, pending levels of unpaid claims and contractual terms. External factors are also considered, which include but are not limited to changes in the law, court decisions, changes to regulatory requirements, economic conditions including inflation as experienced in recent years, and consumer behavior (including as a result of any foreign or domestic tariffs, taxes or levies instituted in connection with ongoing global trade negotations). Many of these factors are not quantifiable and are subject to change over time. The current Florida homeowners’ insurance market is adversely impacted by changes in claimant behaviors resulting in losses and LAE exceeding historical trends, amounts experienced in other states, and amounts we previously estimated. The increases in losses and LAE are attributable to the active solicitation of claims activity by policyholder representatives, high levels of represented claims compared to historical patterns or patterns seen in other states, and a proliferation of inflated claims filed by policyholder representatives and vendors.

Additionally, there sometimes is a significant reporting lag between the occurrence of an event and the time it is reported to us. The inherent uncertainties of estimating reserves are greater for certain types of liabilities, particularly those in which the various considerations affecting the type of claim are subject to change and in which long periods of time elapse before a definitive determination of liability is made. We continually refine reserve estimates as experience develops and as subsequent claims are reported and settled. Adjustments to reserves are reflected in the financial statement results of the periods in which such estimates are changed. Inflationary pressures, rising energy prices, supply chain issues and other macroeconomic conditions (including as a result of any foreign or domestic tariffs, taxes or levies instituted in connection with ongoing global trade negotations) have caused increases in the cost of building materials and labor, which in turn have caused the cost to replace damaged or destroyed property to increase. We model expected costs (including expected inflation) associated with any policy we write in order to help determine the amount of premiums needed for the policy to yield our targeted profit. Inflation and other macroeconomic factors have increased our costs more than we anticipated and may continue to do so in the future. Because our policies generally carry a term of one year, replacement costs have, at times in the past, exceeded our estimates (including as a result of inflation), causing our targeted profit to be eroded or eliminated. This has resulted in our paid losses exceeding prior reserve estimates and in increases in our current estimates of unpaid losses and LAE. Because setting reserves is inherently uncertain and claims conditions change over time, the ultimate cost of losses has varied and, in the future, may vary materially from recorded reserves, and such variance may continue to adversely affect our operating results and financial condition. The full extent of the ongoing disruptions and claims behaviors in the Florida market, and the extent to which legislative efforts aimed at mitigating these concerns will be successful, is unknown and still unfolding.

Subrogation is a significant component of our total net reserves for losses and LAE. There has been a significant increase in our efforts to pursue subrogation against third parties responsible for property damage losses to our policyholders. More recently, changes in Florida’s claims environment and legal climate have reduced the effectiveness of our efforts to properly apportion losses through subrogation. Responsible parties are increasingly using delays and defensive tactics to avoid subrogation and increase its costs, which in turn decreases its effectiveness. Our ability to recover recorded amounts remains subject to significant uncertainty, including risks inherent in litigation, collectability of the recorded amounts and potential law changes or judicial decisions that can hinder or reduce the effectiveness of subrogation.

Lack of effectiveness of exclusions and other loss limitation methods in the insurance policies we assume or write could have a material adverse effect on our financial condition or results of operations.

Provisions of our policies, such as limitations or exclusions from coverage, which are designed to limit our risks, may not be enforceable in the manner we intend. In addition, the policies we issue contain conditions requiring the prompt reporting of claims to us and our right to decline coverage in the event of a violation of that condition. While our insurance product exclusions and limitations reduce the loss exposure to us and help eliminate known exposures to certain risks, it is possible that a court or regulatory authority could nullify or void an exclusion or limitation, or legislation could be enacted that modifies or bars the use of such endorsements and limitations in a way that would adversely affect our loss experience, which could have a material adverse effect on our financial condition or results of operations.

Because we rely on third-party distribution partners, including independent insurance agents, homebuilder- affiliated agents and national insurance carriers who restrict the amount of business they write in Florida, the loss of these relationships and the business they control or our inability to attract distribution partners could have an adverse impact on our business.

Our business depends in part on the marketing efforts of third-party distribution partners, including independent insurance agents, homebuilder-affiliated agents and national insurance carriers who restrict the amount of business they write in Florida and our ability to offer products and services that meet the requirements of our third-party distribution partners and their customers’ requirements. We write insurance policies in the Voluntary

Market through various channels, including through a network of independent agents, which represents our largest distribution channel, as measured by GPW for the year ended December 31, 2024. Many of our competitors also distribute through these same partners as these agents have the ability to write or re-write business with other carriers. As a result, we must compete with other insurers for our partners’ business. Our competitors may offer a greater variety of insurance products, lower premiums for insurance coverage or higher commissions to their third-party distribution partners. If our products, pricing and commissions do not remain competitive, we may find it more difficult to attract business from our partners to sell our products. We cannot provide assurance that we will retain our current distribution relationships, or be able to establish new distribution relationships, with independent agents. We also rely on other third parties such as third-party claims adjusters as part of our claims management process and utilize third-party reinsurers to help cover losses. The inability to maintain these relationships with these third-party providers could have a material impact on our business and results of operations.

Although we believe that recent legislative reforms have driven a stabilization of rates, our results may fluctuate based on cyclical changes in the insurance industry.

The insurance industry historically has been cyclical, characterized by periods of intense price competition due to excessive underwriting capacity and periods of shortages of capacity that permitted an increase in pricing and, thus, more favorable underwriting profits. As premium levels increase, there may be new entrants to the market, which could lead to a decrease in policies written. Any of these factors could lead to a reduction in revenue in future periods, less favorable policy terms and fewer opportunities to underwrite insurance risks, which could have a material adverse effect on our results of operations and cash flows. In addition to these considerations, changes in the frequency and severity of losses suffered by policyholders and insurers may affect the cycles of the insurance business significantly.

We believe the legislative reforms in 2022 have driven a stabilization of rates within the insurance industry, however, we cannot predict whether market conditions will continue to improve, remain constant or deteriorate, and the characterization of the insurance market as a whole is subject to varying interpretations and opinions that fluctuate regularly. Negative market conditions may impair our ability to write insurance at rates that we consider appropriate relative to the risk assumed. If we cannot write insurance at appropriate rates, our business could be materially and adversely affected.

We may pursue opportunities to participate in Citizens’ take-out program and directly assume policies issued by Citizens to policyholders who were otherwise unable to obtain private insurance. Take-out opportunities are subject to a number of timing and execution risks, and we may fail to participate in Citizens’ take-out programs on terms that are ultimately profitable to us, or at all.

Citizens acts as Florida’s state-owned insurer of last resort, and is the largest homeowners insurer in Florida as measured by premiums in-force. From time to time, Citizens will transfer certain of its existing policies to private companies in order to reduce the State of Florida’s risk exposure. We participated in four take-out opportunities in 2024 assuming 68,844 policies. As of December 31, 2024, 21% of our policies in-force were assumed from Citizens representing 24% of our premiums in-force. Prior to 2024, we had not pursued a take-out opportunity since 2014 and therefore have less recent experience in executing on these opportunities than certain of our peers. Although each policy we pursue from Citizens is run through our standard underwriting procedures, the amount of data made available to us by Citizens may be less or different from what is available to us in the Voluntary Market. The lack of availability of this information may pose a material risk to our underwriting profitability with respect to any take-outs we pursue.

Additionally, there can be no guarantee that Citizens will timely offer sizeable take-out opportunities to the private insurance market that would meet our underwriting and profitability criteria or continue the depopulation program at all. While Citizens does replenish its policies after conducting take-outs, there is no guarantee that such replenishments will meet our underwriting and profitability criteria or provide attractive take-out opportunities for us in the future, and our financial condition may suffer as a result. In addition, there may be a negative perception regarding our depopulations from Citizens or the desirability of the policies we assume, which could adversely affect the price of our Common Stock.

Further, the market for attractive take-out opportunities is highly competitive and is subject to a bidding process. If competing private insurers offer a lower premium than us for the same policy, Citizens is required to allocate that policy to the insurer who offers the lowest premium. In the past, certain of our peers have been able to offer lower premiums than us when pursuing the same take-out opportunities. Other carriers may also choose to re-enter or expand their business in Florida in light of potential attractive take-out opportunities and generally improving market conditions on the back of the legislative reforms in 2022. Additionally, following the term of each policy assumed from Citizens, the policyholder has the opportunity to renew their policy similar to our underwriting process in the Voluntary Market. There is no guarantee that we will be able to renew these assumed policies, and a lack of renewals could harm our financial condition.

Reinsurance coverage may not be available to us in the future at commercially reasonable rates, or at all.

Reinsurance is a method of transferring part of an insurance company’s liability under an insurance policy to another insurance company, or reinsurer. We use reinsurance arrangements to limit and manage the amount of risk we retain, to stabilize our underwriting results and to increase our underwriting capacity. The cost of such reinsurance is subject to prevailing market conditions beyond our control, such as the amount of capital in the reinsurance market and the occurrence of natural and human-made catastrophes. We cannot be assured that reinsurance will remain continuously available to us in sufficient amounts or at prices acceptable to us. As a result, we may determine to increase the amount of risk we retain or look for other alternatives to reinsurance, which could in turn have a material adverse effect on our financial position, results of operations and cash flows.

Reinsurance subjects us to the credit risk of our reinsurers who may suffer a downgrade, and we risk not being able to collect reinsurance amounts in a timely manner, or at all, due to us under our contracts with reinsurers, which could materially harm our business and financial condition.

Reinsurance does not legally discharge us from our primary liability for the full amount of the risk we insure, although it may make the reinsurer liable to us in the event of a claim. In addition, our reinsurers may not pay claims we incur on a timely basis, or they may not pay some or all of these claims. Our inability to collect a material recovery from a reinsurer or to collect such recovery in a timely fashion could have a material adverse effect on our operating results, financial condition and liquidity.

In addition, we are subject to credit risk with respect to our reinsurers as third-party rating agencies assess and rate the claims-paying ability of reinsurers based upon criteria established by the rating agencies. We address this credit risk by selecting reinsurers that have an A.M. Best Financial Strength Rating of “A-” (Excellent) or better at the time we enter into the agreement or for which we hold collateral equal to 100% of the reinsurance recoverable. Downgrades to the credit ratings of our reinsurance counterparties may result in the reduction of rating agency capital credit provided by those reinsurance contracts, which could limit our ability to write new policies or renew existing policies. If one or more of our reinsurers were to suffer a credit downgrade, our financial condition may suffer, and we may be forced to consider various options to lessen the risk of asset impairment, including commutation, novation and letters of credit. The collectability of reinsurance recoverables is subject to uncertainty arising from many factors, including our reinsurers’ (i) financial capacity, (ii) willingness to make payments under the terms of a reinsurance treaty or contract and (iii) whether insured losses meet the qualifying conditions and are recoverable under our reinsurance contracts for covered events or are excluded.

The failure of the risk mitigation strategies we utilize could have a material adverse effect on our financial condition or results of operations.

We utilize a number of strategies to mitigate our risk exposure including:

•	employing proper underwriting processes;

•	carefully evaluating the terms and conditions of our policies;

•	selective underwriting with respect to certain geographic areas we consider high-risk due to the potential of catastrophe events or litigation; and

•	ceding insurance risk to reinsurance companies.

However, there are inherent limitations in these strategies. We are unable to assure that an event or series of events will not result in loss levels that could have a material adverse effect on our financial condition or results of operations.

The inherent uncertainty of models and our reliance on such models as a tool to evaluate risk may have an adverse effect on our financial results.

We use models developed by third-party vendors in assessing our exposure to catastrophe losses, and these models assume various conditions and probability scenarios, most of which are not known to us or are not within our control. These models may not accurately predict future losses or accurately measure losses incurred. In addition, these models are constantly changing, and we may utilize different models than we have historically. Competing models may differ in assessing risk and often utilize different underlying assumptions. The accuracy of models in estimating insured losses from prior storms has varied considerably by catastrophe when compared to actual results from those catastrophes. If these models understate the exposures we assume, we may not properly assess the risk and we may make poor decisions relating to pricing, underwriting and selecting the related amount of reinsurance we purchase. This uncertainty may materially impact our financial results.

Our success depends on our ability to accurately price the risks we underwrite, which is subject to uncertainty.

The results of our operations and our financial condition depend on our ability to underwrite and accurately set premium rates for a variety of risks. Rate adequacy is necessary to generate sufficient premiums to pay losses, LAE, underwriting expenses and to earn a profit. To price our products accurately, we must collect and properly analyze a substantial amount of data; develop, test and apply appropriate rating formulas; closely monitor and timely recognize changes in trends; and project both severity and frequency of losses with reasonable accuracy. Our ability to undertake these efforts successfully, and thus, price our products accurately, is subject to several risks and uncertainties, some of which are outside of our control, including:

•	the availability of sufficient reliable data;

•	the uncertainties that inherently characterize estimates and assumptions;

•	our selection and application of appropriate rating and pricing techniques;

•	changes in legal standards, claim settlement practices, and restoration costs; and

•	legislatively imposed consumer initiatives.

In addition, we could underprice risks, which could negatively affect our financial results. We could also overprice risks, which could reduce our retention, sales volume and competitiveness. The foregoing factors could materially and adversely affect our business and results of operations.

Our information technology systems may fail or be disrupted, which could adversely affect our business.

Our insurance business is highly dependent upon the successful and uninterrupted functioning of our computer and data processing systems. We rely on these systems to perform underwriting and other modeling functions necessary for writing policies and handling our policy administration process. The failure or disruption of these systems could interrupt our operations and result in a material adverse effect on our business. The increasing prevalence and severity of cyber-related threats and incidents may further increase the risk of disruption of our information technology systems. The increasing prevalence and severity of cyber-related threats and incidents may further increase the risk of disruption of our information technology systems.

The growth of our insurance business is dependent upon the successful development and implementation of advanced computer and data processing systems as well as the development and deployment of new information technologies to streamline our operations, including policy underwriting, production, administration and claim processing. The failure of these systems to function as planned could adversely affect our future business volume or results of operations. Additionally, our computer and data processing systems could become obsolete or could cease to provide a competitive advantage in policy underwriting, production, administration and claim processing which could negatively affect our results of operations.

If we are unable to expand our business because our capital must be used to pay greater than anticipated claims, our financial results may suffer, and we may require additional capital in the future, which may not be available or may be available only on unfavorable terms.

Our future growth and future capital requirements will depend on the number of insurance policies we write, the kinds of insurance products we offer and the geographic markets in which we do business versus the business risks we choose to assume. Growth initiatives require capital. Our existing sources of funds include potential sales of Common Stock, incurring debt and our earnings from operations and investments. Unexpected catastrophic events in our coverage areas, such as hurricanes, may result in greater claims losses than anticipated, which could require us to limit or halt our growth while we redeploy our capital to pay these unanticipated claims unless we are able to raise additional capital.

To the extent that our present capital is insufficient to meet future operating requirements or to cover losses, we may need to raise additional funds through financing or curtail our growth. Based on our current operating plan, we believe that our current capital together with our anticipated retained income will support our operations. However, we cannot provide any assurance that our current capital will support our current operating plan or future growth, since many factors will affect the amount and timing of our capital needs, including profitability of our business, the availability and cost of reinsurance, market disruptions and other unforeseeable developments. If we require additional capital, it is possible that equity or debt financing may not be available on acceptable terms or at all. In the case of equity financings, dilution to our stockholders could result, and in any case such securities may have rights, preferences and privileges that are senior to those of existing stockholders. If we cannot obtain adequate capital on favorable terms or at all, our business, financial condition or results of operations could be materially adversely affected.

Unanticipated increases in the severity or frequency of claims could adversely affect our business or financial condition.

Changes in the severity or frequency of claims affect our profitability. Although we aim to provide adequate and appropriate coverage under each of our policies, policyholders could purchase policies that prove to be inadequate or inappropriate. If such policyholders bring a claim or claims alleging that we failed in our responsibilities to provide them with the type or amount of coverage that they sought to purchase, we could be found liable for amounts significantly in excess of the policy limit, resulting in an adverse effect on our business, results of operations or financial condition.

Changes in homeowners’ claim severity can be and have been driven by inflation in the construction industry, in building materials and in home furnishings, as well as by other economic and environmental factors, including increased demand for services and supplies in areas affected by catastrophes, supply chain disruptions, labor shortages, and prevailing attitudes towards insurers and the claims process, including increases in the number of litigated claims or claims involving representation as well as continuing efforts by policyholder representatives to seek larger settlements on pre-reform claims in recognition that the elimination of the statutory right to attorneys’ fees and other law changes will apply to future claims. However, changes in the level of the severity of claims are not limited to the effects of inflation and demand surge in these various sectors of the economy or to Florida’s disproportionately high incidence of represented claims. Increases in claim severity can also arise from unexpected events that are inherently difficult to predict. In addition, significant long-term increases in claim frequency also have an adverse effect on our operating results or financial condition. Further, the level of claim frequency we experience varies from period to period, and from region to region. Claim frequency can be influenced by natural conditions such as the number and types of severe weather events affecting areas where we write policies as well as by factors such as the prevalence of solicited and represented claims, including efforts by policyholder representatives to encourage claims activity related to policy periods predating law changes. Although we pursue various loss management initiatives in order to mitigate future increases in claim severity and frequency, there can be no assurances that these initiatives will successfully identify or reduce the effect of future increases in claim severity and frequency.

If actual renewals of our existing policies do not meet expectations, our future premiums and results of operations could be materially adversely affected.

We generally write our insurance policies for a one-year term and we make assumptions about the renewal of our prior year’s contracts, including for purposes of determining the amount of reinsurance we purchase. If actual renewals do not meet expectations or if we choose not to write on a renewal basis because of pricing conditions, our premiums written in future years and our future operations could be materially adversely affected, and we have in the past and may in the future purchase reinsurance beyond what we believe is the most appropriate level.

The failure of our claims department, or the third-party claims adjusters whom we may engage, to effectively manage or remediate claims could adversely affect our business, financial results or capital requirements.

We rely on our claims department and outsourced third-party claims adjusters and resources to facilitate and oversee the claims adjustment process for our policyholders. Many factors could affect the ability of our claims department to effectively manage claims by our policyholders, including:

•	the accuracy of our adjusters or third-party claims adjusters as they make their assessments and submit their estimates of damages;

•	the training, background and experience of our claims representatives and third-party claims adjusters;

•	the ability of our claims department and third-party claims adjusters to ensure consistent claims handling;

•	the ability of our claims department to translate the information provided by third-party adjusters into acceptable claims resolutions; and

•

the ability of our claims department and third-party adjusters to maintain and update their claims handling procedures and systems as they evolve over time based on claims and geographical trends in claims reporting.

Any failure to effectively manage the claims adjustment process (including failure to manage our third-party adjusters), including failure to pay claims accurately, could lead to litigation, undermine our reputation in the marketplace, impair our corporate image and negatively affect our financial results.

Increased competition and market conditions, including changes in our financial stability and credit ratings, could affect the growth of our business and negatively affect our financial results.

The Florida residential insurance marketplace is currently dominated by single state or regional insurance companies, with the larger national insurance carriers maintaining an overall smaller market share. Our lines of insurance are written by both these smaller insurers and the large national carriers, in addition to other markets such as Citizens, which are highly competitive. Many of these large national insurance companies have greater name recognition, established insurance agency networks and stronger financial resources to compete should they decide to recommit to Florida and begin writing new policies. Some of the regional or single state carriers could merge to form a company larger than ours and be in a position to compete against us in a larger fashion by paying higher commissions or other tactics. New insurance companies are being formed in Florida and will bring more competition into the market. In addition, insurance agents are knowledgeable about insurance company strength, and some have a bias towards placing policyholders with better rated companies. We have a financial stability rating of A, “Exceptional” from Demotech, an independent financial firm specializing in evaluating the financial stability of regional and specialty insurers, and whose rating is accepted by major mortgage companies. Large National carriers may have a rating from a more recognized rating firm named A.M. Best, which we do not have. We could receive a downgrade from Demotech, which could result in the loss of business and an adverse impact on our results and operations. Additionally, a credit rating downgrade could also result in a significant reduction in the number of policies that we may be able to sell to our policyholders who may be sensitive to fluctuations in such ratings.

In addition, industry developments could further increase competition in our industry. These developments could include:

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an influx of new capital in the marketplace as existing companies attempt to expand their businesses and new companies attempt to enter the insurance business as a result of better premium pricing and/or policy terms;

•	an increase in programs in which state-sponsored entities provide property insurance in catastrophe- prone areas;

•	changes in state regulatory climates; and

•	the passage of federal proposals for an optional federal charter that would allow some competing insurers to operate under regulations different or less stringent than those applicable to us.

These developments and others could make the property and casualty insurance marketplace more competitive by increasing the supply of insurance available. If competition limits our ability to write new business at adequate rates, our future results of operations could be adversely affected.

We rely on qualified and highly-skilled personnel and if we are unable to attract, retain or motivate key personnel, our business may be seriously harmed.

Our performance depends on the talents and efforts of highly-skilled and experienced individuals. Our operations are dependent on the efforts of our senior executive officers. The loss of their leadership, industry knowledge and experience could negatively impact our operations. However, we have management succession plans to lessen any such negative impact. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly skilled and experienced personnel and, if we are unable to hire and train a sufficient number of qualified employees for any reason, we may not be able to maintain or implement our current initiatives or grow, or our business may contract and we may lose market share. Our competitors or other insurance or technology businesses may seek to hire our employees. We cannot assure that we will provide adequate incentives to attract, retain and motivate employees in the future. If we do not succeed in attracting, retaining and motivating highly qualified personnel, our business may be seriously harmed.

Our business could be materially adversely affected by geopolitical conditions, pandemics and macroeconomic conditions.

Geopolitical conditions such as changes in domestic or foreign policy, wars, conflicts, including those in Ukraine and in the Middle East, and other global events have and may bring increased uncertainty. In addition, rising inflation, high interest rates, supply chain issues, labor shortages, volatility in capital markets and other economic risk have and may continue to increase economic uncertainty. Inflation and interest rates directly impact the buying and selling of residences, which impacts our insurance policies as well as the rates we may offer on our insurance policies. Any one or combination of these conditions may materially impact our business, results of operations or financial condition.

Pandemics and other outbreaks of disease have had and can have significant and wide-spread impacts. As seen with the COVID-19 pandemic, outbreaks of disease can cause governments, public institutions and other organizations to impose or recommend, and businesses and individuals to implement, restrictions on various activities or take other actions to combat the disease’s spread, such as warnings, restrictions and bans on travel, transportation or in-person gatherings; and local or regional closures or lockdowns. Outbreaks of disease, and actions taken in response to the outbreak, could materially negatively impact our workforce, business, operations and financial results, both directly and indirectly.

If we fail to comply with our obligations under license or technology agreements with third parties, or if we cannot license rights to use technology or data on reasonable terms, we could be required to pay damages, lose license rights that are critical to our business or be unable to commercialize new products and services in the future.

We license from third parties certain intellectual property, technology and data that are important to our business and, in the future, we may enter into additional agreements that provide us with licenses to valuable intellectual property, technology or data. If we fail to comply with any of our obligations under our license or technology agreements with third parties, we may be required to pay damages and the licensor may have the right to terminate the license. Termination by the licensor (or other applicable counterparty) may cause us to lose valuable rights, and could disrupt our operations and harm our reputation. Our business may suffer if any current or future licenses or other grants of rights to us terminate, if the licensors (or other applicable counterparties) fail to abide by the terms of the license or other applicable agreement, if the licensors fail to enforce the licensed intellectual property against infringing third parties or if the licensed intellectual property rights are found to be invalid or unenforceable.

In the future, we may identify additional third-party intellectual property, technology and data we need, including to develop and offer new products and services. However, such licenses may not be available on acceptable terms or at all. Further, third parties from whom we currently license intellectual property, technology and data could refuse to renew our agreements upon their expiration or could impose additional terms and fees that we otherwise would not deem acceptable requiring us to obtain the intellectual property or technology from another third party, if any is available, or to pay increased licensing fees or be subject to additional restrictions on our use of such third-party intellectual property or technology. Defense of any lawsuit or failure to obtain any of these licenses on favorable terms could prevent us from commercializing products or services, which could have a material adverse effect on our competitive position, business, financial condition and results of operations.

Cybersecurity attacks or other breaches of our systems could have an adverse impact on our business and reputation.

Our business and operations rely on the secure and efficient processing, storage and transmission of customer and company data, including policyholders’ nonpublic personal information, financial information and proprietary business information, on our computer systems and networks. Unauthorized access to personally identifiable information, even if not financial information, could damage all affected parties. Breaches can involve attacks intended to obtain unauthorized access to nonpublic personal information, destroy data, disrupt or degrade service, sabotage systems or cause other damage, including through the introduction of computer viruses or malware, cyberattacks and other means. Breaches can also involve human error, such as employees falling victim to phishing schemes or computer coding errors that may leave data exposed.

Our computer systems may be vulnerable to unauthorized access and hackers, computer viruses and other scenarios in which our data may be exposed or compromised. Cyberattacks can originate from a variety of sources, including third parties who are affiliated with foreign governments or employees acting negligently or in a manner adverse to our interests. Third parties may seek to gain access to our systems either directly or using equipment or security passwords belonging to employees, policyholders, third-party service providers or other users of our systems. Our systems also may inadvertently expose, through a computer programming error or otherwise, confidential information as well as that of our policyholders and third parties with whom we interact. In addition, any significant data security breach of our independent agents or third-party vendors could harm our business and reputation.

Our computer systems have been, and likely will continue to be, subject to cyber hacking activities, computer viruses, other malicious codes or other computer-related penetrations. This is especially the case with employees who work remotely. We commit significant resources to administrative and technical controls to prevent cyber incidents and protect our information technology, but our preventative actions to reduce the risk of cyber threats may be insufficient to prevent physical and electronic break-ins and other cyberattacks or security breaches, including those due to human vulnerabilities. Any such event could damage our computers or systems; compromise our confidential information as well as that of our policyholders and third parties with whom we interact; significantly impede or interrupt business operations, including denial of service on our website; and could result in violations of applicable privacy and other laws, financial loss to us or to our policyholders, loss of confidence in our security measures, customer dissatisfaction, significant litigation exposure and reputational harm, all of which could have a material adverse effect on us. We expend significant additional resources to modify our protective measures and to investigate and remediate vulnerabilities, exposures, or information security events. Due to the complexity and interconnectedness of our systems, the process of enhancing our protective measures can itself create a risk of systems disruptions and security issues.

The increase in the use of cloud technologies and in consumer preference for online transactions can heighten cybersecurity and other operational risks. Certain aspects of the security of such technologies are unpredictable or beyond our control, and this lack of transparency may inhibit our ability to discover a failure by cloud service providers to safeguard their systems and prevent cyberattacks that could disrupt our operations and result in misappropriation, corruption or loss of confidential and other information. In addition, there is a risk that encryption and other protective measures, despite their sophistication, may be defeated, particularly to the extent that new computing technologies vastly increase the speed and computing power available.

Although we have no plans to do so, we are not restricted from incurring indebtedness and may do so in the future.

Subject to market conditions and availability, we are not restricted from incurring indebtedness and may do so in the future. We are permitted to enter into credit facilities (including term loans and revolving facilities) and to conduct public and private debt issuances. The amount of debt we may incur may vary depending on our available investment opportunities, our available capital and our ability to obtain and access financing arrangements with lenders. Our governing documents contain no limit on the amount of debt we may incur and we may do so at any time without approval of our stockholders.

Incurring debt could subject us to many risks that, if realized, would materially and adversely affect us, including the risk that: our cash flow from operations may be insufficient to make required payments of principal of and interest on the debt or we may fail to comply with covenants contained in our debt instruments;

•	debt may increase our vulnerability to adverse economic, market and industry conditions with no assurance that our investment yields will increase to match our higher financing costs;

•

we may be required to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for operations, future business opportunities, distributions to our stockholders or other purposes; and

•	we may not be able to refinance maturing debts.

We have identified material weaknesses in our internal control over financial reporting. If we are unable to develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results, and we may face litigation as a result.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented, or detected and corrected, on a timely basis. In connection with the preparation of the Company’s financial statements as of and for the year ended December 31, 2024, management and our independent auditors identified material weaknesses in our internal control over financial reporting. The material weakness related to the following:

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Control Documentation – Management identified a material weakness in the Company’s overall control environment due to the aggregate effect of multiple deficiencies in internal controls, which affected the control activities component of the Company’s internal control framework, including with respect to controls that address claims payments in the Company’s policy administrative system, reconciliation of claim payments used by the Company’s actuaries to estimate reserves, reconciliation of premium receivable balances and reserve for credit losses, reconciliation of investments held by consolidated variable interest entities, and the reconciliation of ceding commission. The Company did not maintain sufficiently detailed and precise documentation in support of the design and operation of controls, which is pervasive throughout the Company’s internal control environment.

Effective internal controls are necessary to provide reliable financial reports and prevent fraud. Material weaknesses could limit the ability to prevent or detect a misstatement of accounts or disclosures that could result in a material misstatement of annual or interim financial statements.

The Company’s management continues to evaluate steps to remediate the material weaknesses. We are in the early stages of designing and implementing a plan to remediate the material weaknesses identified. Our current plan includes the below:

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Hiring additional experienced accounting, financial reporting and internal control personnel and changing roles and responsibilities of our personnel as we transition to being a public company and are required to comply with Section 404 of the Sarbanes Oxley Act of 2002.

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Implement company-wide internal control training to deepen our employees’ understanding of their role in relation to our overall control environment and establish clear expectations for control documentation.

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Engage external service providers to assist management as we enhance written policies and procedures to establish specific actions expected of control owners, such that sufficient documentation is maintained to demonstrate control activities are performed consistently throughout the organization and with an appropriate level of precision to meet objectives and mitigate risks to acceptable levels.

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Review and enhance the design of controls to evaluate accounting policies and establish processes and controls to review management’s estimate of credit losses due to the cancellation of insurance policies.

We cannot assure you that these measures will remediate the material weaknesses described above. The implementation of these remediation measures is in the early stages and will require validation and testing of the design and operating effectiveness of our internal controls over a sustained period of financial reporting cycles and, as a result, the timing of when we will be able to remediate the material weaknesses is uncertain and we may not remediate these material weaknesses during the years ended December 31, 2024 and 2025. If the steps we take do not remediate the material weaknesses in a timely manner, there could be a reasonable possibility that these control deficiencies or others may result in a material misstatement of our annual or interim financial statements that would not be prevented or detected on a timely basis. This, in turn, could jeopardize our ability to comply with our reporting obligations, limit our ability to access the capital markets and adversely impact our stock price.

Changes in accounting practices and future pronouncements may materially affect our reported financial results.

Developments in accounting practices may require us to incur considerable additional expenses to comply, particularly if we are required to prepare information relating to prior periods for comparative purposes or to apply the new requirements retroactively. The impact of changes in current accounting practices and future pronouncements cannot be predicted but may affect the calculation of net income, stockholder’s equity and other relevant financial statement line items.

AIICFL is required to comply with statutory accounting principles, or SAP. SAP and various components of SAP are subject to constant review by the National Association of Insurance Commissioners (“NAIC”) and its task forces and committees, as well as state insurance departments, in an effort to address emerging issues and otherwise improve financial reporting. Various proposals are pending before committees and task forces of the NAIC, some of which, if enacted and adopted on a state level, could have negative effects on insurance industry participants. The NAIC continuously examines existing laws and regulations. We cannot predict whether or in what form such reforms will be enacted and, if so, whether the enacted reforms will positively or negatively affect us.

Risks Related to Our Regulatory Environment

We are subject to extensive regulation, and potential further restrictive regulation may increase our operating costs and limit our growth and profitability.

Laws and regulations applicable to the insurance industry are complicated and subject to change. Compliance with these laws and regulations may increase the costs of running our business or slow our ability to respond effectively and quickly to operational opportunities. Insurance regulators change, are appointed by elected officials who are subject to re-election and changes in political headwinds and preferences, and the FLOIR could change its interpretation of one or more existing regulations to the detriment of the Company and its business. In addition, state legislatures enact new statutes, and can change existing statutes, which could have a material impact on our costs, operations and profitability. In addition, the Company is admitted in states outside of Florida, and legislatures or insurance regulators in those states might have differing interpretations or take positions that conflict with Florida regulators, which could impact our growth, expansion and profitability. The federal government may also seek to further regulate the insurance industry or establish federal charters. As a highly regulated entity, insurance regulators have the final say on major issues affecting our business including:

•	what rates we may charge;

•	what our policy forms must cover or exclude;

•	claims practices and business operations;

•	how much reinsurance we must purchase;

•	participation in guaranty funds;

•	various financial tests including ratios of how much premium we may write in relation to our net worth;

•	risk based capital measurements;

•	restrictions on insurance company dividends;

•	restrictive accounting requirements;

•	regular financial and market conduct examinations;

•	restrictions on investments;

•	and many other requirements.

The FLOIR and regulators in other jurisdictions where we may become licensed and offer insurance products conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating to financial condition, holding company issues and other matters. These regulatory requirements may adversely affect or inhibit our ability to achieve some or all of our business objectives. These regulatory authorities also conduct periodic examinations into insurers’ business practices. These reviews may reveal deficiencies in our insurance operations or non-compliance with regulatory requirements.

In certain states including Florida, insurance companies are subject to assessments levied by the states where they conduct their business. While we can recover these assessments from Florida policyholders through policy surcharges, our payment of the assessments and our recoveries may not offset each other in the same reporting period in our consolidated financial statements and may cause a material, adverse effect on our cash flows and results of operations in a particular reporting period.

In addition, regulatory authorities have relatively broad discretion to deny or revoke licenses for various reasons, including the violation of regulations. In some instances, we follow practices based on our interpretations of regulations or practices that we believe may be generally followed by the industry. These practices may turn out to be different from the interpretations of regulatory authorities. If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, insurance regulatory authorities could preclude or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us. This could adversely affect our ability to operate our business.

Finally, changes in the level of regulation of the insurance industry or changes in laws or regulations themselves or interpretations by regulatory authorities could adversely affect our ability to operate our business, reduce our profitability and limit our growth.

The regulators powers include suspending our ability to write new business, suspending or revoking our licenses, forcing us to change our business plans and strategies, and financial fines and penalties. This substantial regulation could adversely affect our ability to execute portions of our business plans, or, if we were to have our ability to issue new policies restricted or our license revoked, have a material adverse effect on our results of operations, financial results, or ability to continue in the business.

The effects of emerging claim and coverage issues in Florida on our business are uncertain.

Despite declining loss frequencies the severity of losses in the property and casualty insurance industry and multi-peril personal lines business has increased in recent years, often driven by financial and social inflation. Increased litigation in Florida regarding AOB and roof claims is an example of these trends. For example, in recent years, Florida homeowners have been assigning the benefit of their insurance recovery to third parties, which has resulted in increases in the size and number of claims and the amount of litigation, interference in the adjustment of claims, the assertion of bad faith actions and one-way rights to claim attorneys’ fees. One-way fee shifting allows policyholders to recover attorneys’ fees from their insurer when the policyholder prevails in a coverage action. The Florida legislature enacted several reform bills in recent years with the intention to limit AOB and frivolous litigation. Recently, Florida has repealed its one-way fee shifting statute and altered bad faith actions such that mere negligence alone is insufficient to constitute bad faith, and imposed a good faith requirement on policyholders. While the frequency of non-catastrophe claims has recently decreased due in part to these reforms, the severity of such claims has continued to increase. However, there can be no assurance that this new legislation will reduce the future impact of AOB or litigated claims practices nor is there any assurance that future changes to these or other standards or statutes may occur. In addition, there can be no assurance that the Florida legislature will not reverse these reforms or that future legislation will not mitigate or eliminate the effects of these reforms altogether or impose new burdens on us.

Many legal actions and proceedings have been brought on behalf of classes of complainants, which can increase the size of judgments. The propensity of policyholders and third-party claimants to litigate and the willingness of courts to expand causes of loss and the size of awards may render the loss reserves of AIICFL inadequate for current and future losses. In addition, as industry practices and social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the number or size of claims. In some instances, these changes may not become apparent until sometime after we have issued insurance policies that are affected by the changes. As a result, the full extent of liability under our insurance policies may not be known at the time such policies are issued or renewed, and our financial position or results of operations may be adversely affected.

Mandatory assessments or competition for government entities may create short term liabilities or affect our ability to underwrite more policies.

All states have guaranty funds that can assess us to pay the claims of insolvent insurers. Florida, where a substantial portion of our business resides, also has a Florida Hurricane Catastrophe Fund, which can assess us if it needs funds to provide reinsurance-like coverage to us and all residential insurers, and additionally, we can also be assessed to pay for shortfalls at Citizens, which provides insurance to residential consumers unable to procure insurance from the private market. While we can recoup or pass through these assessments to our policyholders, in many cases we may not be able to recoup them withing the same annual accounting period creating a short term drain on our resources. In addition, Citizens is structured to be an insurer of last resort, but based on varying involvement by the Florida legislature, the Governor of Florida and others, at times can instead compete against us and offer lower rates, causing us to lose market share, or not underwrite as many new policies as we desire.

We face financial exposure to unpredictable weather patterns and catastrophic storms and resulting regulation from the FLOIR.

We write insurance policies covering homeowners, renters, condominium owners, and mobile home policyholders that cover property losses including those caused by hurricanes and other catastrophes. We manage our risk through strict underwriting, spreading our risk across our service area, and through the purchase of reinsurance. The substantial portion of our business is located in Florida, which is particularly susceptible to hurricanes. The FLOIR requires that we manage risk through reinsurance by purchasing up to or exceeding a 1 in 130 year storm, including coverage for multiple hurricane events in one season. Notwithstanding these requirements and our efforts to plan for and manage risk, a particularly strong storm, or a series of multiple storms in one hurricane season could exceed our reinsurance protection and may have a material adverse impact on our results of operations and financial condition.

The Florida Hurricane Catastrophe Fund may not have enough resources to pay us for the coverage we purchased.

The state-run Florida Hurricane Catastrophe Fund (“FHCF”) charges all insurers premiums for coverage to assume part of the risk of their hurricane related losses. In addition, the FHCF may issue pre and post event bonds to raise capital to meet its commitment to us and other insurers. In the event of a significantly large storm, or multiple storms, the FHCF may not have the resources to pay us all of the coverage we purchased from them, including that the capital markets may not be able to support a large bond issuance by the FHCF. Further, Florida law allows the FHCF to not pay the remaining amount they owe insurers if they do not have enough resources to cover such claims.

A regulatory environment that requires approval of rate increases, can mandate rate decreases, and that can dictate underwriting practices and mandate participation in loss sharing arrangements may adversely affect our results of operations and financial condition.

From time to time, political events and positions affect the insurance market, including efforts to suppress rates to a level that may not allow us to reach targeted levels of profitability. For example, if our loss ratio compares favorably to that of the industry, state regulatory authorities may impose rate rollbacks, require us to pay premium refunds to policyholders, or challenge or otherwise delay our efforts to raise rates even if the homeowners industry generally is not experiencing regulatory challenges to rate increases.

In addition, certain states have enacted laws that require an insurer conducting business in that state to participate in assigned risk plans, reinsurance facilities and joint underwriting associations. Certain states also require insurers to offer coverage to all consumers, often restricting an insurer’s ability to charge the price it might otherwise charge. In these markets, we may be compelled to underwrite significant amounts of business at lower- than-desired rates, possibly leading to an unacceptable return on equity. Our results of operations and financial condition could be adversely affected by any of these factors.

State insurance regulators impose additional reporting requirements regarding enterprise risk on insurance holding company systems, with which we must comply as an insurance holding company.

In the past decade, various state insurance regulators have increased their focus on risks within an insurer’s holding company system that may pose enterprise risk to the insurer. In 2012, the NAIC adopted significant amendments to the Insurance Holding Company Act and related regulations, or the NAIC Amendments. The NAIC Amendments are designed to respond to perceived gaps in the regulation of insurance holding company systems in the United States. One of the major changes is a requirement that an insurance holding company system’s ultimate controlling person submit annually to its lead state insurance regulator an “enterprise risk report” that identifies activities, circumstances or events involving one or more affiliates of an insurer that, if not remedied properly, are likely to have a material adverse effect upon the financial condition or liquidity of the insurer or its insurance holding company system as a whole. Other changes include the requirement that a controlling person submit prior notice to its domiciliary insurance regulator of a divestiture of control, detailed minimum requirements for cost sharing and management agreements between an insurer and its affiliates and expanding of the agreements between an insurer and its affiliates to be filed with its domiciliary insurance regulator, including states (if any) in which the insurer is commercially domiciled. The NAIC Amendments must be adopted by the individual state legislatures and insurance regulators in order to be effective, and many states have already done so.

In 2012, the NAIC also adopted the Risk Management and Own Risk and Solvency Assessment Model Act, or the ORSA Model Act. The ORSA Model Act, as adopted by the various states, requires an insurance holding company system’s Chief Risk Officer to submit annually to its lead state insurance regulator an Own-risk and Solvency Assessment Summary Report (“ORSA”). The ORSA is an internal assessment, tailored to the nature, scale, and complexity of an insurer or insurance group, conducted by that insurer or insurance group, of the material and relevant risks associated with the business plan of an insurer or insurance group and the sufficiency of capital resources to support those risks. Insurers that exceed $500 million in gross written premiums may be subjected to additional reporting and compliance requirements and costs.

There is also risk that insurance holding company systems may become subject to group capital requirements at the holding company level. In December 2020, the NAIC adopted additional amendments to the Insurance Holding Company System Regulatory Act and the Insurance Holding Company System Model Regulation to provide a framework intended to complement the current holding company analytics framework by providing additional information to the lead state regulator for use in assessing group risks and capital adequacy. The amendments to the Model Act and Model Regulation adopt a group capital calculation and liquidity stress test. We cannot predict whether or when these amendments may be adopted by Florida or the impact, if any, that the new regulatory requirements may have on our business, financial condition or results of operation.

In addition, the NAIC promulgated a Model Audit Rule, which places additional compliance duties and costs on insurers that exceed $500 million in DPW. This rule includes the establishment of additional internal controls, disclosing unremediated material weaknesses and analysis of any limitations of internal control. As the Company grows, and exceeds these premium thresholds, additional costs and duties under these statutes and rules must be implemented, which can materially affect our results of operations.

Regulations limiting rate changes and requiring us to participate in loss sharing or assessments may decrease our profitability.

From time to time, public policy preferences and perceptions affect the insurance market, including insurers’ efforts to effectively maintain rates that allow us to reach targeted levels of rate adequacy and profitability. Despite efforts to address rate needs and other operational issues analytically, facts and history demonstrate that public policymakers, when faced with untoward events and adverse public sentiment, have acted and may in the future act in ways that impede our ability to maintain a satisfactory correlation between rates and risk. This has included, and in the future may include, policymakers’ failures to take steps to address the causes of adverse market conditions. Such acts or failures to act may affect our ability to obtain approval for or implement rate changes that we believe are necessary to attain rate adequacy along with targeted levels of profitability and returns on equity. Additionally, because AIICFL often must obtain regulatory approval prior to changing rates, delays in the filing, review or implementation of rate changes can adversely affect our ability to attain rate adequacy. This is especially the case in hard markets such as the current Florida market, where many insurers are submitting filings for significant rate increases and consequently thereby affecting the FLOIR’s workload and affecting its ability to timely review filings.

Our ability to afford reinsurance required to reduce our catastrophe risk also depends in part on our ability to adjust rates for our costs.

Additionally, we are required to participate in guaranty funds for insolvent insurance companies and other statutory insurance entities. The guaranty funds and other statutory entities periodically levy assessments against all applicable insurance companies doing business in the state and the amounts and timing of those assessments are unpredictable. Although we seek to recoup these assessments from our policyholders, we might not be able to fully do so and at any point in time or for any period, our operating results and financial condition could be adversely affected by any of these factors.

The amount of statutory capital and surplus that AIICFL has and the amount of statutory capital and surplus it must hold vary and are sensitive to a number of factors outside of our control, including market conditions and the regulatory environment and rules.

AIICFL is subject to risk-based capital (“RBC”) standards and other minimum capital and surplus requirements imposed under applicable state laws. The RBC standards, based upon the Risk-Based Capital Model Act adopted by the NAIC, require us to report our results of RBC calculations to the FLOIR and the NAIC. These RBC standards provide for different levels of regulatory attention depending upon the ratio of an insurance company’s total adjusted capital, as calculated in accordance with NAIC guidelines, to its authorized control level RBC. Authorized control level RBC is determined using the NAIC’s RBC formula, which measures the minimum amount of capital that an insurance company needs to support its overall business operations.

An insurance company with total adjusted capital that (i) is at less than 200% of its authorized control level RBC, or (ii) falls below 300% of its RBC requirement and also fails a trend test, is deemed to be at a “company action level,” which would require the insurance company to file a plan that, among other things, contains proposals of corrective actions the company intends to take that are reasonably expected to result in the elimination of the company action level event. Additional action level events occur when the insurer’s total adjusted capital falls below 150%, 100%, and 70% of its authorized control level RBC. The lower the percentage, the more severe the regulatory response, including, in the event of a mandatory control level event (total adjusted capital falls below 70% of the insurer’s authorized control level RBC), placing the insurance company into receivership.

In addition, AIICFL is required to maintain certain minimum capital and surplus and to limit premiums written to specified multiples of capital and surplus. AIICFL could exceed these ratios if their volume increases faster than anticipated or if their surplus declines due to catastrophe or non-catastrophe losses or excessive underwriting and operational expenses.

Any failure by AIICFL to meet the applicable RBC or minimum statutory capital requirements imposed by the laws of Florida (or other states where we currently or may eventually conduct business) could subject them to further examination or corrective action imposed by state regulators, including limitations on our writing of additional business, state supervision or receivership, which could have a material adverse impact on our reputation and financial condition. Any such failure also could adversely affect our financial strength and stability ratings.

Any changes in existing RBC requirements, minimum statutory capital requirements, or applicable writings ratios may require us to increase our statutory capital levels, which we may be unable to do, or require us to reduce the amount of premiums we write, which could adversely affect our business and our operating results.

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could adversely affect our operating results.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting and corporate governance requirements. For example, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act, as well as rules and regulations subsequently implemented by the SEC and the New York Stock Exchange (“NYSE”), including the establishment and maintenance of effective disclosure controls and procedures and internal control over financial reporting and changes in corporate governance practices.

We expect that complying with these rules and regulations will substantially increase our legal and financial compliance costs and make some activities more time-consuming and costly. In addition, our management team will have to adapt to the requirements of being a public company. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, which will increase to the extent we are no longer an emerging growth company, as defined by the JOBS Act, and are not a smaller reporting company. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs, which could adversely affect our operating results.

The increased costs associated with operating as a public company may decrease our net income or result in a net loss and may require us to reduce costs in other areas of our business or increase the prices of our solution. Additionally, if these requirements divert management’s attention from other business concerns, they could have an adverse effect on our business, operating results or financial condition.

As a public company, we also expect that it may be more difficult or more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers.

We have elected to rely on certain phase-in provisions of the SEC and/or NYSE rules, and, as a result, we will not immediately be subject to certain corporate governance requirements otherwise required of NYSE-listed companies.

We have applied to list our Common Stock on the NYSE. We will rely on the phase-in rules of the SEC and/or the NYSE with respect to the independence of our compensation and audit committees and the requirement to have a majority of independent directors on our board of directors. These rules permit us to have an audit committee that has one member that is independent by the date that our Common Stock first trades on the NYSE, a majority of members that are independent within 90 days of the effectiveness of the registration statement of which this prospectus forms a part and all members that are independent within one year of the effective date. Similarly, the rules permit us to have compensation committees that have one member that is independent by the date that our Common Stock first trades on the NYSE, a majority of members that are independent within 90 days of the listing date and all members that are independent within one year of the listing date. Additionally, we have 12 months from the date of listing to satisfy the requirement that a majority of the board of directors be independent. During the phase-in periods, our stockholders will not have the same protections afforded to stockholders of companies that comply with the NYSE’s independence requirements without reliance on the phase-in periods.

Risks Related to Our Investments

We are subject to market risk, which may adversely affect investment income.

Our primary market risk exposures are changes in interest rates, which impact our investment income and returns. Fluctuations in interest rates could expose us to increased financial risk. Since September 2024, the U.S. Federal Reserve has reduced the target range for the federal funds rate by an aggregate of 100 basis points. Declines in market interest rates can have an adverse effect on our investment income to the extent that we invest cash in new interest-bearing investments that yield less than our portfolio’s average rate of return or purchase longer-term or riskier assets in order to obtain adequate investment yields resulting in a duration gap when compared to the duration of liabilities. Conversely, increases in market interest rates also have in the past and can have an adverse effect on the value of our investment portfolio by decreasing the fair values of the available-for-sale debt securities that comprise a large portion of our investment. In addition, inflation, such as what we are seeing in the current economic environment, has adversely impacted our business and financial results and could in the future.

Our overall financial performance depends in part on the returns on our investment portfolio.

The performance of our investment portfolio is independent of the revenue and income generated from our insurance operations, and there is typically no direct correlation between the financial results of these two activities. Thus, to the extent that our investment portfolio does not perform well due to the factors discussed above or otherwise, our results of operations may be materially adversely affected even if our insurance operations perform favorably. Further, because the returns on our investment portfolio are subject to market volatility, our overall results of operations could likewise be volatile from period to period even if we do not experience significant financial variances in our insurance operations.

We have assets held at financial institutions that may exceed the insurance coverage offered by the Federal Deposit Insurance Corporation (“FDIC”), the loss of which could negatively impact our financial condition.

As a part of our cash management strategy, we maintain deposits in a U.S. financial institution in an amount intended to satisfy our immediate liquidity needs. Any amounts in excess of $100,000 are swept on a daily basis into a money market fund custodied outside of the financial institution and invested in short-term obligations issued or guaranteed by the U.S. government. Although balances we hold at the financial institution fluctuate daily based on a variety of factors, any exposure over the FDIC limit of $250,000 is limited to short intraday windows. However, in the event of a failure of the financial institution, there is a chance we may be unable to access such funds and may incur a loss to the extent such balance exceeds the FDIC insurance limit during the day prior to a sweep, which could have a negative impact on our liquidity and financial condition.

Risks Related to Our Common Stock and this Offering

Our stock price may change significantly following this offering, and you may not be able to resell shares of our Common Stock at or above the price you paid or at all, and you could lose all or part of your investment as a result.

The initial public offering price for the shares was determined by negotiations between us and the underwriters. You may not be able to resell your shares at or above the initial public offering price due to a number of factors included herein, including the following:

•	results of operations that vary from the expectations of securities analysts and investors;

•	results of operations that vary from those of our competitors;

•	changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

•	changes in economic conditions for companies in our industry;

•	changes in market valuations of, or earnings and other announcements by, companies in our industry;

•	declines in the market prices of stocks generally, particularly those of insurance companies;

•	strategic actions by us or our competitors;

•	changes in general economic or market conditions or trends in our industry or the economy as a whole and, in particular, in the insurance environment;

•	changes in business or regulatory conditions;

•	future sales of our Common Stock or other securities;

•	investor perceptions of the investment opportunity associated with our Common Stock relative to other investment alternatives;

•	the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•	announcements relating to litigation or governmental investigations;

•	guidance, if any, that we provide to the public, any changes in this guidance, or our failure to meet this guidance;

•	the development and sustainability of an active trading market for our stock;

•	changes in accounting principles; and

•	other events or factors, including those resulting from system failures and disruptions, natural or

•	man-made disasters, extreme weather events, war, acts of terrorism, an outbreak of highly infectious or contagious diseases or responses to these events.

Furthermore, the stock market may experience extreme volatility that, in some cases, may be unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our Common Stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our Common Stock is low.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of management from our business regardless of the outcome of such litigation.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting in order to comply with Section 404 of the Sarbanes-Oxley Act. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in us and, as a result, the value of our Common Stock.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. We are in the very early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404 of the Sarbanes-Oxley Act. We may not be able to complete our evaluation, testing and any required remediation in the time required. If we are unable to assert that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our Common Stock to decline, and we may be subject to investigation or sanctions by the SEC.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting as of the end of the fiscal year that coincides with the filing of our second annual report on Form 10-K. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. We will also be required to disclose changes made in our internal control and procedures on a quarterly basis. However, our independent registered public accounting firm will not be required to report on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company” as defined in the JOBS Act if we take advantage of the exemptions contained in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

Additionally, the existence of any material weakness or significant deficiency would require management to devote significant time and incur significant expense to remediate any such material weaknesses or significant deficiencies and management may not be able to remediate any such material weaknesses or significant deficiencies in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause stockholders to lose confidence in our reported financial information, all of which could materially and adversely affect our business and stock price. To comply with the requirements of being a public company, we may need to undertake various costly and time- consuming actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff, which may adversely affect our business, financial condition, results of operations, cash flows and prospects.

The JOBS Act will allow us to postpone the date by which we must comply with certain laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC. We cannot be certain if this reduced disclosure will make our Common Stock less attractive to investors.

The JOBS Act is intended to reduce the regulatory burden on “emerging growth companies.” As defined in the JOBS Act, a public company whose initial public offering of common equity securities occurs after December 8, 2011, and whose annual net sales are less than $1.235 billion will, in general, qualify as an “emerging growth company” until the earliest of:

•	the last day of its fiscal year following the fifth anniversary of the date of its initial public offering of common equity securities;

•	the last day of its fiscal year in which it has annual gross revenue of $1.235 billion or more;

•	the date on which it has, during the previous three-year period, issued more than $1 billion in nonconvertible debt; and

•

the date on which it is deemed to be a “large accelerated filer,” which will occur at such time as we (i) have an aggregate worldwide market value of common equity securities held by non-affiliates of $700 million or more as of the last business day of its most recently completed second fiscal quarter, (ii) have been required to file annual and quarterly reports under the Exchange, for a period of at least 12 months, and (iii) have filed at least one annual report pursuant to the Exchange Act.

Under this definition, we will be an “emerging growth company” upon completion of this offering and could remain an “emerging growth company” until as late as the fifth anniversary of the completion of this offering. For so long as we are an “emerging growth company,” we will, among other things:

•	not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act;

•	not be required to hold a nonbinding advisory stockholder vote on executive compensation pursuant to Section 14A(a) of the Exchange Act;

•	not be required to seek stockholder approval of any golden parachute payments not previously approved pursuant to Section 14A(b) of the Exchange Act;

•	be exempt from the requirement of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on the financial statements; and

•	be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have chosen to “opt out” of this transition period and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period is irrevocable.

We cannot predict if investors will find our Common Stock less attractive as a result of our decision to take advantage of some or all of the reduced disclosure requirements above. If some investors find our Common Stock less attractive as a result, there may be a less active trading market for our Common Stock and our stock price may be more volatile.

The historical financial information in this prospectus may make it difficult to accurately predict our costs of operations in the future.

The historical financial information in this prospectus does not reflect the added costs we expect to incur as a public company or the resulting changes that will occur in our capital structure and operations. For more information on our historical financial information, see “Summary Historical Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Corporate Conversion,” and our consolidated financial statements included elsewhere in this prospectus.

We are not contractually obligated to pay regular cash dividends on our Common Stock following this offering. As a result, you may not receive any return on investment unless you sell your Common Stock for a price greater than that which you paid for it.

We are not contractually obligated to pay regular cash dividends on our Common Stock following this offering. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, general and economic conditions, our results of operations and financial condition, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions, and such other factors that our board of directors may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of any future outstanding indebtedness we or our subsidiaries incur. Therefore, any return on investment in our Common Stock may be solely dependent upon the appreciation of the price of our Common Stock on the open market, which may not occur. See “Dividend Policy” for more detail.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an “emerging growth company.”

As a public company, we will incur legal, accounting and other expenses that we did not previously incur. We will become subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act, the listing requirements of NYSE and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires that we file annual, quarterly and current reports with respect to our business, financial condition, results of operations, cash flows and prospects. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert our management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition, results of operations, cash flows and prospects. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of our management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and there could be a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Certain provisions of Delaware law and anti-takeover provisions in our organizational documents could delay or prevent a change of control.

Certain provisions of Delaware law and our certificate of incorporation (“Charter”) and bylaws (“Bylaws”) may have an anti-takeover effect and may delay, defer, or prevent a merger, acquisition, tender offer, takeover attempt, or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. These provisions provide for, among other things:

•	the ability of our board of directors to issue one or more series of preferred stock without stockholder approval;

•	our stockholders may not take action by consent without a meeting, may only take action at a meeting of stockholders;

•	vacancies on our board of directors will be able to be filled only by our board of directors and not by stockholders;

•	advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders;

•	stockholders will be unable to call a special meeting of stockholders;

•	no cumulative voting in the election of directors;

•	directors may be removed only for cause and only upon the affirmative vote of holders of at least 66 2/3% of the voting power of our outstanding shares of capital stock entitled to vote thereon; and

•	that certain provisions of the Charter may be amended only by the affirmative vote of holder of at least 66 2/3% of the voting power of our then-outstanding capital stock entitled to vote thereon.

These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares.

In addition, we have opted out of Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”), but our Charter provides that engaging in any of a broad range of business combinations with any “interested” stockholder (generally defined as any stockholder with 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such stockholder) for a period of three years following the time on which the stockholder became an “interested” stockholder is prohibited, subject to certain exceptions (except with respect to the Existing Owners and any of their respective affiliates and any of their respective direct or indirect transferees of our Common Stock). See “Description of Capital Stock.”

Our Charter will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders and the federal district courts of the United States as the exclusive forum for litigation arising under the Securities Act, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our Charter to be effective in connection with the closing of this offering, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the United States District Court for the District of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) derivative action, suit or proceeding brought on behalf of our Company, (ii) action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee or stockholder of the Company to the Company or to the Company’s stockholders, (iii) action, suit or proceeding arising pursuant to any provision of the DGCL or our Charter or our Bylaws or as to which the DGCL confers jurisdiction to the Court of Chancery of the state of Delaware, or (iv) action, suit or proceeding asserting a claim against our Company governed by the internal affairs doctrine. This provision would not apply to any action or proceeding asserting a claim under the Securities Act or the Exchange Act for which the federal courts have exclusive jurisdiction or any other claim for which the federal courts have exclusive jurisdiction. Furthermore, our Charter will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, Exchange Act or any other claim for which federal courts of the United States have exclusive jurisdiction, against us or any director, officer, employee or agent of ours. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder; accordingly, we cannot be certain that a court would enforce such provision. Our Charter will further provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the provisions of our Charter described above; however, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. See “Description of Capital Stock—Exclusive Forum.” The forum selection provisions in our Charter may have the effect of discouraging lawsuits against us or our directors and officers and may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us. If the enforceability of our forum selection provision were to be challenged, we may incur additional costs associated with resolving such a challenge. While we currently have no basis to expect any such challenge would be successful, if a court were to find our forum selection provision to be inapplicable or unenforceable, we may incur additional costs associated with having to litigate in other jurisdictions, which could have an adverse effect on our business, financial condition and results of operations and result in a diversion of the time and resources of our employees, management and Board.

If you purchase shares of Common Stock in this offering, you will suffer immediate and substantial dilution of your investment.

The initial public offering price of our Common Stock is substantially higher than the net tangible book value per share of our Common Stock. Therefore, if you purchase shares of our Common Stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. You will experience immediate dilution of $   per share, representing the difference between our net tangible book value per share after giving effect to this offering and the initial public offering price. In addition, investors who purchase Common Stock from us in this offering will have contributed   % of the aggregate price paid by all purchasers of our outstanding equity but will own only approximately   % of our outstanding equity after this offering. See “Dilution” for more detail, including the calculation of the net tangible book value per share of our Common Stock.

An active, liquid trading market for our Common Stock may not develop, which may limit your ability to sell your shares.

Prior to this offering, there was no public market for our Common Stock. Although we have applied to have our Common Stock approved for listing on NYSE under the trading symbol “AII,” an active trading market for our Common Stock may never develop or be sustained following this offering. The initial public offering price was determined by negotiations between us and the underwriters and may not be indicative of market prices of our Common Stock that will prevail in the open market after the offering. A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers over which neither we nor any market maker has control. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of our Common Stock. The market price of our Common Stock may decline below the initial public offering price, and you may not be able to sell your shares of our Common Stock at or above the price you paid in this offering, or at all. An inactive market may also impair our ability to raise capital to continue to fund operations by issuing additional shares of our Common Stock or other equity or equity-linked securities and may impair our ability to make acquisitions by using any such securities as consideration.

A significant portion of our total outstanding shares of Common Stock are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our Common Stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our Common Stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares of Common Stock intend to sell shares, could reduce the market price of our Common Stock. After this offering, we will have    shares of Common Stock outstanding. This includes shares of Common Stock that we and the Selling Stockholders are selling in this offering, which may be resold in the public market immediately. Following the consummation of this offering, substantially all of the shares that are not being sold in this offering will be subject to a 180-day lock-up period provided under lock-up agreements executed in connection with this offering described in “Underwriting” and restricted from immediate resale under the federal securities laws as described in “Shares Eligible for Future Sale.” All of these shares of Common Stock will, however, be able to be resold after the expiration of the lock-up period, as well as pursuant to customary exceptions thereto or upon the waiver of the lock-up agreement by the representatives on behalf of the underwriters. We also intend to register shares of Common Stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements. As restrictions on resale end, the market price of our stock could decline if the holders of currently restricted shares of Common Stock sell them or are perceived by the market as intending to sell them.

If securities or industry analysts do not publish research or reports about our business, if they publish unfavorable research or reports, or adversely change their recommendations regarding our Common Stock or if our results of operations do not meet their expectations, our stock price and trading volume could decline.

If a trading market for our Common Stock develops, the trading market will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. As a newly public company, we may be slow to attract research coverage. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research, issue an adverse opinion regarding our stock price or if our results of operations do not meet their expectations, our stock price could decline. Moreover, if one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our Common Stock, which could depress the price of our Common Stock.

Our Charter will authorize us to issue one or more series of preferred stock. Our Board will have the authority to determine the preferences, limitations and relative rights of the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our stockholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our Common Stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our Common Stock at a premium to the market price, and materially adversely affect the market price and the voting and other rights of the holders of our Common Stock.

We have broad discretion to use the proceeds from this offering, and our investment of those proceeds may not yield a favorable return.

Our management has broad discretion to spend the proceeds from this offering in ways with which you may not agree. See “Use of Proceeds” and “Certain Relationships and Related Party Transactions.” The failure of our management to apply these funds effectively could result in unfavorable returns. This could harm our business and could cause the price of our Common Stock to decline.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus may be forward-looking statements. Statements regarding our future results of operations and financial position, business strategy, and plans and objectives of management for future operations, including, among others, statements regarding the Corporate Conversion, including the consummation of this offering, expected growth and future capital expenditures are forward-looking statements. In some cases, you can identify forward-looking statements by terms, such as “anticipates,” “believes,” “contemplates,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “targets,” or the negative of these terms or other similar expressions. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward- looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our market opportunity and the potential growth of that market;

•	our ability to write new policies and renew existing ones;

•	our ability to maintain adequate reinsurance programs;

•	legal and regulatory developments in the state of Florida;

•	our strategy, expected outcomes, and growth prospects;

•	trends in our operations, industry, and markets;

•	our future profitability, indebtedness, liquidity, access to capital, and financial condition;

•	the effects of seasonal trends on our results of operations;

•	the increased expenses associated with being a public company;

•	our ability to remain in compliance with extensive laws and regulations that apply to our business and operations;

•	the effect our dual class structure may have on the market price of our Common Stock; and

•	the future trading prices of our Common Stock.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including those described in the section titled “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment.

New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward- looking statements.

CORPORATE CONVERSION

We currently operate as a Texas limited liability company under the name American Integrity Insurance Group, LLC, which directly and indirectly holds all of the equity interests in our operating subsidiaries. Immediately after the effectiveness of the registration statement of which this prospectus forms a part, American Integrity Insurance Group, LLC will convert into a Delaware corporation pursuant to a statutory conversion and will change its name to American Integrity Insurance Group, Inc. In this prospectus, we refer to all of the transactions related to our conversion into a corporation as the Corporate Conversion.

The purpose of the Corporate Conversion is to reorganize our corporate structure so that the entity that is offering our Common Stock to the public in this offering is a corporation rather than a limited liability company and so that our existing equity holders will own our Common Stock rather than membership interests in a limited liability company.

In conjunction with the Corporate Conversion, all of our outstanding membership interests will be converted into an aggregate of shares of our Common Stock. The number of       shares of Common Stock issuable in connection with the Corporate Conversion will be determined pursuant to the applicable provisions of the plan of conversion.

As a result of the Corporate Conversion, American Integrity Insurance Group, Inc. will succeed to all of the property and assets of American Integrity Insurance Group, LLC and will succeed to all of the debts and obligations of American Integrity Insurance Group, LLC. American Integrity Insurance Group, Inc. will be governed by a certificate of incorporation filed with the Delaware Secretary of State and bylaws, the material provisions of which are described under the heading “Description of Capital Stock.” On the effective date of the Corporate Conversion, each of our directors and officers will be as described elsewhere in this prospectus. See “Management.”

Except as otherwise noted herein, our consolidated financial statements included elsewhere in this prospectus are those of American Integrity Insurance Group, LLC and its consolidated operations. We do not expect that the Corporate Conversion will have an effect on our results of operations.

DIVIDEND POLICY

We currently intend to retain any future earnings for use in the operation of our business and do not intend to declare or pay any cash dividends in the foreseeable future. The profitability of our business fluctuates each year based on a variety of factors, including the frequency and severity of catastrophe storms in the Southeast U.S., and in years where we generate excess profit we may look to return excess capital to stockholders via dividends or other capital return mechanisms. Any further determination to pay dividends on our capital stock will be at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our board of directors considers relevant. Our future ability to pay cash dividends on our Common Stock may also be limited by the terms of any future debt securities, preferred stock or credit facility. If we elect to pay dividends in the future, we may reduce or elect to discontinue the payment of such dividends at any time.

To the extent we rely on dividends from AIICFL to pay dividends to our stockholders, the maximum amount of dividends that can be paid by Florida insurance companies without prior approval of the FLOIR is subject to restrictions. Dividends from AIICFL can only be paid from accumulated unassigned funds derived from net operating profits and net realized capital gains. Subject to such accumulated unassigned funds, the maximum dividend that may be paid by AIICFL to the Company without prior approval is further limited to the lesser of statutory net income from operations of the preceding calendar year or statutory unassigned surplus as of the preceding year end. As of the date hereof, AIICFL has not declared dividends.

USE OF PROCEEDS

We estimate, based upon an assumed initial public offering price of $    per share (the midpoint of the price range set forth on the cover page of this prospectus), that we will receive net proceeds from this offering of approximately $    million after deducting the underwriting discount.

We intend to use the net proceeds from this offering for general corporate purposes, which may include contributing capital to AIICFL to support growth. Additionally, we intend to use a portion of the net proceeds from this offering to satisfy tax withholding and remittance obligations related to the Restricted Stock Grant Net Settlement. Based on an assumed initial public offering price of $     per share of Common Stock which is the midpoint of the price range set forth on the cover page of this prospectus, an estimated      shares of Common Stock will be issued in connection with the Restricted Stock Grant and an assumed  % tax withholding rate, we would use approximately $     of the net proceeds for this offering to satisfy our tax withholding and remittance obligations related to the issuance of the Restricted Stock Grant. A $1.00 increase (decrease) in the assumed initial public offering price of $     per share of Common Stock which is the midpoint of the price range set forth on the cover page of this prospectus, assuming no change to the applicable tax rate, would increase (decrease) the amount we would be required to pay to satisfy these tax withholding and remittance obligations by approximately $    .

We will not receive any proceeds from the sales of Common Stock by the Selling Stockholders in this offering. We will, however, bear the costs associated with the sale of shares of Common Stock by the Selling Stockholders, other than underwriting discounts and commissions.

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. We cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering or the amounts that we will actually spend on the uses set forth above. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

Assuming no exercise of the underwriters’ option to purchase additional shares of Common Stock, each $1.00 increase (decrease) in the assumed initial public offering price of $    per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering by approximately $    million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount.

Each 1,000,000 share increase (decrease) in the number of shares offered by us in this offering would increase (decrease) the net proceeds to us by approximately $    million assuming that the price per share for the offering remains at $    (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the underwriting discount.

CAPITALIZATION

The following table describes our cash and consolidated capitalization as of December 31, 2024:

•	of AIIG LLC on an actual basis;

•

of the Company on an as adjusted basis, after giving effect to the Corporate Conversion, the Restricted Stock Grant Net Settlement and our issuance of     shares of Common Stock in this offering at an assumed initial public offering price of $    per share (the midpoint of the price range set forth on the cover page of this prospectus) in addition to the grant of     shares of restricted stock to certain members of management in the Restricted Stock Grant, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us (assuming no exercise of the underwriters’ option to purchase additional shares of Common Stock) and the application of the net proceeds of this offering as set forth in “Use of Proceeds.”

For more information, please see “Corporate Conversion,” and “Use of Proceeds” included elsewhere in this prospectus. You should read this information in conjunction with our financial statements and the related notes included elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained in this prospectus.

As of December 31, 2024
(dollars in thousands, except share and per share data and footnotes)	AIIG LLC Actual	Company, as adjusted for the Corporate Conversion and Restricted Stock Grant	Company, as adjusted for this Offering
Cash and cash equivalents	$	$	$

Long-term debt
Members’/Stockholders’ equity:
Class A Units
Class C Units

Common Stock, $0.001 par value per share,     shares authorized, no shares issued and outstanding, actuals,     shares authorized,     shares issued and outstanding, on a pro forma basis,     shares authorized, shares issued and outstanding, on a pro forma as adjusted basis

Retained earnings
Accumulated other comprehensive (loss) income
Additional paid-in capital
Total member’s / stockholders’ equity
Total capitalization	$	$	$

A $1.00 increase or decrease in the assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease each of cash, total stockholders’ equity and total capitalization on a pro forma basis by approximately $     million, assuming the number of shares of Common Stock offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each 1,000,000 share increase or decrease in the number of shares of Common Stock offered in this offering would increase or decrease each of cash, total stockholders’ equity and total capitalization on a pro forma basis by approximately $     million, based on an assumed initial public offering price of $     per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $     per share of Common Stock, which is the midpoint of the price range set forth on the cover page of this prospectus, assuming no change to the applicable tax rate, would increase (decrease) the amount we would be required to pay to satisfy these tax withholding and remittance obligations of the Restricted Stock Grant Net Settlement by approximately $    .

DILUTION

If you invest in our Common Stock in this offering, your investment will be immediately diluted to the extent of the difference between the initial public offering price per share of our Common Stock and the pro forma as adjusted net tangible book value per share of our Common Stock after this offering.

Dilution results from the fact that the initial public offering price per share of the Common Stock exceeds the pro forma as adjusted net tangible book value per share of Common Stock after this offering. Pro forma net tangible book value per share is determined by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of Common Stock, after giving effect to the Corporate Conversion, the Restricted Stock Grant Net Settlement and this offering, including the sale of     shares of Common Stock in this offering at the assumed initial public offering price of $    per share (the midpoint of the price range set forth on the cover page of this prospectus). Our pro forma net tangible book value, as of December 31, 2024 was $    million, or $    per share of Common Stock. This represents an immediate increase in pro forma net tangible book value to the Existing Owners of $    per share and an immediate dilution to new investors in this offering of $    per share. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of Common Stock.

The following table illustrates the dilution that a purchaser of our Common Stock in this offering will incur given the assumptions above:

Assumed initial public offering price per share	$
Pro forma net tangible book value per share as of December 31, 2024 before this offering(1)	$
Increase in net tangible book value per share attributable to the investors in this offering	$

Pro forma as adjusted net tangible book value (deficit) per share after this offering	$

Dilution in net tangible book value per share to the investors in this offering	$

(1)	The computation of pro forma net tangible book value per share as of December 31, 2024 before this offering is set forth below:

(in thousands, except per share data)
Book value of tangible assets	$
Less: total liabilities	$

Pro forma net tangible book value(a)	$
Shares of Common Stock outstanding(a)	$

(a)	Gives pro forma effect to the Corporate Conversion and the Restricted Stock Grant Net Settlement (but not this offering).

A $1.00 increase or decrease in the assumed initial public offering price of $    per share (the midpoint of the price range set forth on the cover page of this prospectus), would increase or decrease pro forma net tangible book value by approximately $    and would increase or decrease in pro forma net tangible book value the dilution per share to the investors in this offering by $    based on the assumptions set forth above.

The discussion and tables above assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise their option to purchase additional shares in full, after giving effect to the Assumed Redemption, the pro forma as adjusted net tangible book value (deficit) per share after this offering would be $    per share, and the dilution in the pro forma as adjusted net tangible book value (deficit) per share to the investors in this offering would be $    per share.

The following table summarizes as of December 31, 2024, on a pro forma as adjusted basis as described above, after giving effect to the Corporate Conversion, the Restricted Stock Grant Net Settlement and this offering, the number of shares of Common Stock purchased from us, the total consideration paid to us, and the average price per share paid by the Existing Owners and our other existing holders and by the investors purchasing shares in this offering. The calculation below is based upon an assumed initial public offering price of $    per share (the midpoint of the price range set forth on the cover page of this prospectus), and before deducting estimated underwriting discounts and commissions and offering expenses payable by us, and the use of the net proceeds of this offering after giving effect to the Assumed Redemption:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing Owners			%	$		%	$
New investors

Total		100%		$	100%		$

The tables and calculations above are based on the number of shares of Common Stock outstanding as of December 31, 2024, after giving effect to the Corporate Conversion and this offering and the Restricted Stock Grant Net Settlement and includes      shares of restricted stock granted to certain members of management as described in “Executive Compensation—Compensation Arrangements to be Entered into in Connection with this Offering.” If the underwriters’ option to purchase additional shares is exercised in full, after giving effect to the Assumed Redemption, the Existing Owners would own approximately     %, and the investors in this offering would own approximately     % of the total number of shares of our Common Stock outstanding after this offering. Sales by the Selling Stockholders in this offering will reduce the number of shares of Common Stock held by the Existing Owners to    , or approximately    % of the total number of shares of Common Stock issued and outstanding after this offering, and will increase the number of shares of Common Stock held by new investors to    , or approximately    % of the total number of of shares of Common Stock issued and outstanding after this offering. To the extent that any new options or other equity incentive grants are issued in the future with an exercise price or purchase price below the initial public offering price, new investors will experience further dilution.

We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent additional capital is raised through the sale of equity or equity-linked securities, the issuance of these securities could result in further dilution to our stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion provides a detailed analysis of our financial condition, results of operations, liquidity, and capital resources. Investors should read this section alongside our audited financial statements and related notes included in this prospectus. This analysis includes forward-looking statements, which are subject to various risks and uncertainties. Actual results may differ from projections due to factors beyond our control, as detailed in the ‘Risk Factors’ section. Unless otherwise indicated, the historical financial information presented in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” does not give pro forma effect to the Corporate Conversion. References to the “Company,” “American Integrity,” “we,” “us” or “our” refer to American Integrity Insurance Group, Inc.

Overview

We are a profitable and growing insurance group headquartered in Tampa, Florida. Through our insurance carrier subsidiary, American Integrity Insurance Company of Florida, Inc. (“AIICFL”), we provide personal residential property insurance for single-family homeowners and condominium owners, as well as coverage for vacant dwellings and investment properties, predominantly in Florida. 98.6% of our direct premiums written (“DPW”) for the year ended December 31, 2024 and 97.6% of our policies in-force as of December 31, 2024 were in Florida.

We strive to generate consistent adjusted underwriting profits, exclusive of investment income or gains and losses from the sale of invested assets. Our goal is to achieve long-term profitability across economic and insurance cycles by maintaining a conservative financial position, increasing premiums written and risk exposure when we believe market conditions are favorable, and reducing risk exposure during periods when we believe market conditions are unfavorable and earning profits is more challenging. AIICFL, our statutory insurance carrier, maintains a Financial Stability Rating of “A” (Exceptional) by Demotech, and a financial strength rating of “BBB+” with a stable outlook from the Kroll Bond Rating Agency. Additionally, the Company maintains a BB+ rating, with stable outlook, from the Kroll Bond Rating Agency, LLC.

We generate revenue primarily from insurance premiums earned, net of reinsurance ceded. We also generate revenue from policy fees, installment income fees, income generated through the investment of our assets, and realized gains or losses on the sale of our invested assets. Our financial results are highly seasonal due to the occurrence of hurricanes and tropical storms typically between June 1st and November 30th of each year in Florida and the other states in which we operate. Our reinsurance purchasing, including our catastrophe excess of loss reinsurance coverages, which commence on June 1st annually, also materially influence our financial results and are impacted by changes in reinsurance rates or alterations in terms and conditions, including in attachment or loss retention levels.

Key Factors Affecting Our Results of Operations and Comparability Between Periods

Florida Trends. The legal and regulatory environment in Florida has historically posed challenges for property and casualty insurers in 2022, particularly due to excessive litigation and fraudulent claims practices. Prior to recent legislative reforms, issues such as assignment of benefits abuse, extended statute of limitations, and attorney fee multipliers led to disproportionately high litigation rates in Florida relative to other geographies. These factors increased claims costs and reinsurance expenses, impacting the profitability of insurers operating in Florida. Recent legislative changes, however, have improved operating conditions in the Florida market, including reducing non-hurricane-related claims lawsuits by 24.3% since December 2022. We believe these legislative reforms provide greater opportunities for us to profitably underwrite residential property insurance in Florida.

Citizens “Take-out” Program. In late 2024, we strategically expanded our policy base, assuming 68,844 policies, representing $112.4 million in assumed unearned premiums from Citizens Property Insurance

Corporation (“Citizens”). These policies carry no upfront acquisition costs and are captured in our current treaty year reinsurance program.

Over the past decade, market conditions did not support take-outs from Citizens that aligned with our underwriting and profitability standards. Prior to 2024, our last assumption of policies from Citizens was in 2014. However, we believe recent regulatory changes, improvements in the data that is made available on Citizens policies and rate increases implemented by Citizens making pricing more comparable to what we charge in the Voluntary Market have made the opportunity to assume policies from Citizens more attractive.

Take-out opportunities, however, are subject to a number of market, timing and execution risks, and future take-out opportunities may or may not materialize.

Changing Climate Conditions. Over the past two decades, the increasing frequency and severity of severe weather events have highlighted the unpredictable nature of climate trends. Climate change has the potential to influence the occurrence and intensity of natural disasters, including convective storms, hurricanes, tornadoes, hailstorms, severe winter storms, and flooding, among others. This unpredictability creates challenges in assessing future risks and exposures.

In response, we have implemented adaptive underwriting strategies and enhanced our reinsurance programs to mitigate potential impacts. We continuously monitor climate data and collaborate with climate change and catastrophe modeling experts to refine our risk assessment models, enhancing our preparedness for evolving climate-related challenges.

Seasonality of our Business. Our business is seasonal as hurricanes and other named storms typically occur in the geographies where we operate between June 1st and November 30th of each year. This may result in variability in our losses and loss adjustment expenses (“LAE”) depending on the number, location and strength of hurricanes and other named storms during these months as compared to other months. In addition, because our catastrophe reinsurance program renews on June 1st each year, the ceded premiums written recorded in the second quarter are typically substantially higher than any other quarter during a fiscal year. In some instances, this will cause our reported net premiums written to be negative (or substantially lower than other quarters) in the second quarter of each year.

Inflation. We may be adversely affected during periods of high inflation, primarily because of increased labor and material costs, which could cause claims and claim expenses to increase. This has been evident since the COVID pandemic in early 2020. In addition, periods of high inflation can lead to periods of high interest rates, which may impact the performance of our investment portfolio. The impact of inflation on our results cannot be known with any certainty; however, we revise our reserves for unpaid losses as additional information becomes available, and reflect adjustments to our reserves, if any, in our earnings in the periods in which we determine the adjustments are necessary. We factor future expectations for inflation in the pricing of our new business and renewal policies.

Cost and Availability of Reinsurance. We purchase excess of loss and quota share reinsurance as part of our capital management strategy and in an effort to reduce volatility of earnings and protect our balance sheet from the impact of potential catastrophic events. Our ability to implement an effective reinsurance strategy is dependent, in part, on the cost and availability of reinsurance coverage. In recent years, reinsurance rates have significantly increased and terms and conditions have tightened (including reductions on what we are able to charge for claims administration), particularly for catastrophe exposed property lines of business. This can be attributed to a confluence of factors, including high inflation and a rising interest rate environment, social inflation, the frequency and severity of natural catastrophes including large hurricanes in Florida such as Hurricane Ian and Milton, and reinsurance capacity constraints. We ceded 73.3% and 69.5% of our gross premiums earned in the years ended December 31, 2024 and December 31, 2023, respectively.

Offering-Related Compensation Expense.

We expect to incur a one-time share-based compensation expense of approximately $    million, based on an assumed initial offering price of $    per share (the midpoint of the price range set forth on the cover page of this prospectus), as a result of the Restricted Stock Grant. The liability and associated compensation expense for these awards will not be recognized until an offering is consummated. A $1.00 increase (decrease) in the assumed initial public offering price of $    per share of Common Stock, which is the midpoint of the price range set forth on the cover page of this prospectus, assuming no change to the applicable tax rate, would increase (decrease) the amount we would be required to pay to satisfy these tax withholding and remittance obligations by approximately $   . For more information, see “Executive Compensation—Compensation Arrangements to be Entered into in Connection with this Offering.”

Results of Operations

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

The following table summarizes our results of operations for the years ended December 31, 2024 and December 31, 2023.

	Year Ended December 31,
	2024	2023	Change	% Change
($ in thousands)
Gross premiums written	$767,678	$640,990	126,688	19.8%
Change in gross unearned premiums	(85,462)	(50,475)	(34,987)	69.3%

Gross premiums earned	682,216	590,515	91,701	15.5%
Ceded premiums earned	(500,161)	(410,253)	(89,908)	21.9%

Net premiums earned	182,055	180,262	1,793	1.0%
Policy fees	7,393	7,055	338	4.8%
Net investment income	14,180	12,653	1,527	12.1%
Net realized gains (losses) on investments	119	(22)	141	(635.5%)
Other income	607	923	(316)	(34.2%)

Total Revenues	204,354	200,871	3,483	1.7%

Losses and loss adjustment expenses	(90,832)	(86,749)	4,083	4.7%
Policy acquisition expenses	(31,532)	(35,255)	3,723	(10.6%)
General and administrative expenses	(30,951)	(34,112)	3,161	(9.3%)

Total Expenses	153,315	156,116	(2,801)	(1.8%)

Income before taxes	51,039	44,755	6,284	14.0%
Income tax expense	11,297	6,958	4,339	62.4%

Net Income	39,742	37,797	1,945	5.1%

Net retention ratio[1]	25.3%	21.5%
Loss ratio[2]	47.9%	46.3%
Expense ratio[3]	33.0%	37.0%
Combined ratio[4]	80.9%	83.3%
Return on equity[5]	26.8%	32.9%
Ceded catastrophe excess of loss premiums ratio[6]	44.9%	41.2%
Underlying loss and loss adjustment expense ratio[7]	32.6%	36.1%

(1)	Net retention ratio is a key business metric and, expressed as a percentage, is the ratio of net premiums written to gross premiums written (“GPW”).

(2)

Loss ratio is a key business metric, and, expressed as a percentage, is the ratio of losses and LAE to net premiums earned plus policy fees. Management uses this operating metric to analyze our loss trends and believes it is useful for investors to evaluate this component separately from our other operating expenses.

(3)

Expense ratio is a key business metric, and, expressed as a percentage, is the ratio of policy acquisition expenses and general and administrative expenses to net premiums earned plus policy fees. Management uses this operating metric to analyze our expense trends and believes it is useful for investors to evaluate these components separately from our loss expenses.

(4)

Combined ratio is a key business metric, defined as the sum of the loss ratio and the expense ratio. Management uses this operating metric to analyze our total expense trends and believes it is a key indicator for investors when evaluating the overall profitability of our business.

(5)	Return on equity is a key business metric, defined as net income divided by the average beginning and ending members’ equity during the applicable period.
(6)

Ceded catastrophe excess of loss premiums ratio is a key business metric and a non-GAAP measure defined as ceded catastrophe excess of loss premiums earned divided by gross premiums earned. We view this ratio as meaningful to our business as it provides a view into the cost of our catastrophe reinsurance program. The most directly comparable financial measure generally accepted in the United States (“GAAP”) is the ratio of ceded premiums earned to gross premiums earned. The Ceded Catastrophe Excess of Loss Premiums Ratio measure should not be considered a substitute for ceded premiums earned and does not reflect the overall profitability of our business.

(7)

Underlying loss and loss adjustment expense ratio is a key business metric and a non-GAAP measure, expressed as a percentage, and defined as the ratio of loss and LAE, net, less current year net catastrophe losses and net prior year reserve development divided by net premiums earned plus policy fees. We view this ratio as meaningful to our business as it allows us to analyze our loss trends before the impact of catastrophe losses and prior year reserve development. The most directly comparable GAAP measure is net loss and LAE. The underlying loss and LAE measure should not be considered a substitute for net loss and LAE and does not reflect the overall profitability of our business.

Revenues

Gross premiums written are the amount received or to be received for insurance policies written or assumed by us during a specific period of time, in each case prior to amounts ceded to reinsurers. We utilize GPW to assess the growth of our business excluding the effects of ceded reinsurance.

GPW is generally impacted by:

•	Renewals of existing policies;

•	New business submissions;

•	Binding of new business submissions into policies;

•	Bound policies going effective;

•	Average premium of new and renewing policies;

•	Premium rates of new and renewing policies; and

•	Assumption of policies from third-party carriers and/or Florida state-supported insurers, including from the Citizens “depopulation” programs.

For the year ended December 31, 2024, GPW increased by $126.7 million, or 19.8%, to $767.7 million, compared to $641.0 million in 2023. This growth was primarily driven by the strategic expansion of our Citizens take-out program.

Additionally, our policies in-force increased to 356,108 as of December 31, 2024 from 274,099 as of December 31, 2023, primarily as a result of the expansion of our Citizens take-out program. The below table categorizes our policies in-force for the periods presented.

($ in thousands)	In-Force Premium	Policies In-Force
As of December 31, 2023
Voluntary Market	$637,455	264,435
Citizens Legacy Take-Outs(1)	$34,536	9,664
FY 2023 Citizens Take-Outs(2)	—	—

Total	$671,991	274,099

As of December 31, 2024
Voluntary Market	$661,338	280,755
Citizens Legacy Take-Outs(1)	$29,599	7,140
FY 2024 Citizens Take-Outs(2)(3)	$184,320	68,213

Total	$875,257	356,108

(1)	Reflects policies assumed from Citizens in or prior to 2014 that have since been renewed directly with the Company. The Company did not conduct any take-outs in the years 2015 through 2023.
(2)

Reflects policies assumed from Citizens during the stated calendar year that have less than a year remaining under their current Citizens policy and will be offered a renewal policy with the Company upon expiration.

(3)	There were 68,844 policies assumed from Citizens during 2024; however, 631 of those policies were no longer in-force as of December 31, 2024.

Policies in-force represents the number of active insurance policies with coverage in effect as of the end of the period referenced. We utilize the change in the number of policies in force to assess the trajectories of our operations.

In-force premium represents the annual premium for active insurance policies with coverage in effect as of the end of the period referenced.

The following table shows the policies in-force and in-force premiums by product as of December 31, 2024 and December 31, 2023:

	As of December 31,
($ in thousands)	2024		2023
	Policies in-force	In-force premium	Policies in-force	In-force premium
HO-3	238,084	$589,744	169,362	$438,396
HO-4	3,677	1,077	4,111	1,149
HO-6	967	1,034	9,600	19,330
MHO	7,347	24,519	9,921	28,451
DP-1 Vacant	27,599	68,201	29,264	63,478
DP-3	68,986	185,513	43,756	117,393
Watercraft	3,032	4,190	2,114	2,662
Golf Cart	6,416	978	4,979	749
Other	—	—	992	382

Total	356,108	$875,256	274,099	$671,991

The following table shows the policies in-force and in-force premiums by county in Florida as of December 31, 2024 and December 31, 2023:

($ in thousands)	2024		2023
County	Policies in-force	In-force premium	Policies in-force	In-force premium
Lee	26,380	$78,323	24,515	$73,584
Polk	22,997	44,493	18,079	34,661
Orange	22,863	54,288	16,604	41,079
Duval	20,598	37,832	17,359	33,022
Hillsborough	19,454	49,700	16,376	43,775
Pasco	17,327	38,173	15,481	33,249
Palm Beach	16,218	68,680	3,144	15,867
Osceola	16,185	35,140	7,914	17,316
Marion	14,644	24,431	12,559	22,763
Brevard	12,588	32,407	8,209	22,272
Volusia	12,543	28,469	11,731	26,705
Other	154,311	383,320	122,128	307,698

Total	356,108	$875,256	274,099	$671,991

Gross premiums earned represent the earned portion of our GPW, adjusted by the change in gross unearned premium. Premiums associated with written, and assumed policies are earned ratably over the remaining term of the policy, respectively, which is typically one year.

Gross premiums earned increased to $682.2 million for the year ended December 31, 2024 from $590.5 million for the year ended December 31, 2023. The $91.7 million, or 15.5% increase in gross premiums earned was primarily due to the strategic expansion of our Citizens take-out program.

Ceded premiums written represent the GPW that are ceded to reinsurers under our reinsurance treaties. We enter into reinsurance contracts to limit our exposure to potential large catastrophe losses and severe non-catastrophe losses, and in the case of our quota share, to provide additional capacity for growth. Ceded premiums written are impacted by the level of our GPW and decisions we make from time to time to adjust our net retention levels, quota share terms, facultative reinsurance terms, property per risk terms and catastrophe excess of loss terms and capacity, as well as the pricing and availability of reinsurance generally.

Ceded premiums earned represent the earned portion of our ceded premiums written, adjusted by the change in ceded unearned premiums. We recognize the cost of our reinsurance program and ceded premiums earned ratably over the twelve-month term of the arrangements.

Ceded premiums earned increased $89.9 million, or 21.9%, to $500.2 million for the year ended December 31, 2024 from $410.3 million for the year ended December 31, 2023. The increase in ceded premiums earned was primarily due to growth in our gross premiums earned from the strategic expansion of our Citizens take-out program, as well as increased reinsurance premium rates.

Net premiums written reflect GPW, less ceded premiums written.

Net premiums earned reflect gross premiums earned, less ceded premiums earned.

Net premiums earned grew by $1.8 million, or 1.0% year-over-year, reaching $182.1 million in 2024, up from $180.2 million in 2023. This increase is primarily driven by the Citizens take-out program partially offset by an increase in catastrophe excess of loss reinsurance premiums ceded.

Policy fees represent various upfront policy fees paid by policyholders on new and renewal insurance policies. In accordance with ASC 606, policy fees are recognized and earned upon collection as they are not subject to refund, and our service obligation is fulfilled when the policy is issued.

Policy fees increased to $0.3 million, or 4.8%, $7.4 million for the year ended December 31, 2024 from $7.1 million for the year ended December 31, 2023. The increase in voluntary policies written during the year ended December 31, 2024 contributed to the increase in policy fees.

Net investment income includes interest earned from cash, cash equivalents, fixed maturity securities and short-term investments. Our invested assets primarily consist of cash and fixed-maturity securities. The primary factors affecting net investment income include the size of our investment portfolio and the yield generated by the underlying securities held in the portfolio.

Net investment income increased $1.5 million, or 12.1%, to $14.2 million for the year ended December 31, 2024 from $12.7 million for the year ended December 31, 2023. The increase in net investment income is due to an increase in invested assets primarily driven by an increase in cash and cash equivalents and fixed-maturity securities.

Net realized gains (losses) on investments reflect the differences between the amount received by us upon the sale of a security and the amortized cost of the security, as well as allowances for credit losses recognized in earnings, if any.

We continuously seek to optimize our investment portfolio. Sales of available-for-sale debt securities resulted in net realized investment gains of $0.1 million for the year ended December 31, 2024 and net realized investment losses of $22,000 for the year ended December 31, 2023.

Other income represents installment fees earned by us when policyholders elect to pay their premium over time as opposed to in full at inception of the policy and other miscellaneous items.

Other income decreased to $0.3 million, or 34.2%, $0.6 million for the year ended December 31, 2024 from $0.9 million for the year ended December 31, 2023.

Expenses

Losses and Loss Adjustment Expenses reflect losses and expenses paid to resolve claims, such as fees paid to claims adjusters, attorneys and investigators, and changes in our reserves for unpaid losses and LAE during the fiscal period, in each case net of losses and LAE ceded to reinsurers. Losses and LAE include a provision for claims that have occurred but have not yet been reported to us. These expenses are a function of the amount and type of insurance contracts we write, and the loss experience associated with the underlying coverage. Additionally, losses and LAE include the financial benefit from the management of claims, by American Integrity Claims Services, LLC, our in-house third-party administrator that earns fees for managing certain policies we issue, including claim fees ceded to reinsurers, which is an offset (contra expense) to LAE. Our losses and LAE are generally affected by:

•	the occurrence, frequency and severity of claims associated with the particular types of insurance contracts that we write;

•	the occurrence of large catastrophe weather events in the states where we operate: Florida, Georgia and South Carolina;

•	the reinsurance agreements we have in place at the time of a loss;

•	the mix of business written by us;

•	changes in the legal or regulatory environment related to the business we write;

•	trends in legal defense costs; and

•	inflation in the cost of claims including inflation related to labor and building materials.

Losses and LAE increased $4.1 million, or 4.7%, to $90.8 million for the year ended December 31, 2024 from $86.7 million for the year ended December 31, 2023. The increase in losses and LAE resulted primarily from increased incurred catastrophe losses in the amount of $32.2 million due to hurricanes Milton, Helene, and Debby, which were partially offset by a decline in attritional (i.e., non-catastrophe) losses, in part as a result of the impact of the 2022 legislative reforms on the frequency of claims litigation and an overall more favorable operating environment for insurance carriers writing in the state, resulting in decreased claims frequencies, losses and loss adjustment expenses.

Policy acquisition expenses are costs we incur in connection with the acquisition of an insurance policy including commissions paid to distribution partners at the time of policy issuance, policy administration fees paid to third-party administrators at the time of policy issuance, premium taxes, and inspection fees. These policy acquisition expenses are partially offset by ceding commission we receive from third-party reinsurers participating on our net quota share program in connection with us ceding a portion of our GPW. We recognize policy acquisition expenses and ceding commissions ratably over the term of the underlying policies. Ceding commissions are reported as a reduction to policy acquisition costs and general and administrative expenses and allocated to each based upon the proportion these costs bear to production of new business.

Policy acquisition expenses decreased $3.7 million, or 10.6%, to $31.5 million for the year ended December 31, 2024 from $35.3 million for the year ended December 31, 2023. The decrease is primarily attributable to an increase in policy acquisition costs more than offset our net quota share reinsurance ceding commissions.

General and administrative expenses consist of expenses of our operations including employee compensation and benefits, technology costs, facilities costs and professional services fees, including legal, accounting and actuarial fees, as well as general corporate overhead expenses. As noted above, a certain portion of our ceding commissions are allocated to general and administrative expenses.

General and administrative expenses decreased $3.2 million, or 9.3%, to $31.0 million for the year ended December 31, 2024 from $34.1 million for the year ended December 31, 2023. The decrease was due primarily to an increase in non-catastrophe ceded commissions and no acquisition costs on the Citizens policies.

Income tax expense relates to federal and state income taxes. The amount of income tax expense or benefit recorded in future periods will depend on the jurisdictions in which we operate and the tax laws and regulations in effect. In connection with the proposed offering and the Corporate Conversion, the Company will be subject to payment of U.S. federal and state income taxes.

Income tax expense was $11.3 million and $7.0 million for the year ended December 31, 2024 and 2023, respectively. Our effective tax rate for the year ended December 31, 2024 and 2023 was 22.1% and 15.6%, respectively. The increase was primarily due to a reduction in the losses related to pass-through entities not subject to income tax.

Key Business Metrics and Ratios

Net retention ratio, expressed as a percentage, is the ratio of net premiums written to GPW. Our net retention ratio increased to 25.3% for the year ended December 31, 2024 from 21.5% for the year ended December 31, 2023, primarily as a result of the strategic expansion of our Citizens take-out program and increased rates which increased our gross written premiums by a greater amount than the offsetting increase in reinsurance costs.

Loss ratio, expressed as a percentage, is the ratio of losses and LAE to net premiums earned plus policy fees. We add policy fees to net premiums earned when calculating our loss and expense ratios to include the total revenue produced by a policy, given they are earned when a policy is written. Our loss ratio increased by 160 basis points (bps) in 2024, reaching to 47.9%, compared to 46.3% in 2023. The increase was primarily due to the losses retained on hurricanes Milton, Helene, and Debby, partially offset by reduced litigation expenses following Florida’s legislative reforms, resulting in decreased claims frequency, losses and loss adjustment expenses.

Expense ratio, expressed as a percentage, is the ratio of policy acquisition expenses and general and administrative expenses to net premiums earned plus policy fees. Our expense ratio improved by 400 basis points (bps), 33.0% for the year ended December 31, 2024 compared to 37.0%, for the year ended December 31, 2023 primarily due to increased non-catastrophe ceded commissions.

Combined ratio is the sum of the loss ratio and the expense ratio. We utilize combined ratio to assess our underwriting performance. A combined ratio below 100% indicates an underwriting profit, while a combined ratio exceeding 100% indicates an underwriting loss. Overall, our combined ratio improved to 80.9% in 2024 from 83.3% for the year ended December 31, 2023 reinforcing our commitment to disciplined underwriting and sustainable profitability.

Return on equity is defined as net income divided by the average beginning and ending members’ equity during the applicable period. Our return on equity decreased to 26.8% for the year ended December 31, 2024 from 32.9% for the year ended December 31, 2023. The decrease in our return on equity ratio is due primarily to an increase in members’ equity due to retained earnings.

Key Business Metrics and Non-GAAP Financial Measures

We utilize these non-GAAP financial measures to analyze our business and provide useful information about our financial performance. The non-GAAP financial measures are not recognized terms under GAAP and should not be considered as alternatives to the corresponding GAAP measures of financial performance, or any other performance measure derived in accordance with GAAP. Because not all companies use identical calculations, the presentation of the non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and can differ significantly from company to company. Our management uses these non-GAAP financial measures, in conjunction with GAAP financial measures, as an integral part of managing our business and to, among other things: (i) monitor and evaluate the performance of our business operations and financial performance; (ii) facilitate internal comparisons of the historical operating performance of our business operations; (iii) facilitate external comparisons of the results of our overall business to the historical operating performance of other companies that may have different capital structures and debt levels and different go-to-market models; (iv) review and assess the operating performance of our management team; (v) analyze and evaluate financial and strategic planning decisions regarding future operating investments; and (vi) plan for and prepare future annual operating budgets and determine appropriate levels of operating investments.

We monitor the following key business metrics and non-GAAP financial measures that assist us in evaluating our business, measuring our performance, identifying trends and making strategic decisions. As such, we have presented the following non-GAAP measure, their most directly comparable GAAP measure, and key business metrics:

Non-GAAP Measure	Comparable GAAP Measure
Underwriting income (loss)	Income before taxes
Adjusted net income	Net income
Adjusted return on equity	Return on equity
Underlying loss and loss adjustment expense ratio	Losses and loss adjustment expense ratio
Ceded catastrophe excess of loss premiums ratio	Ceded premiums earned to gross premiums earned

Underwriting income (loss)

Underwriting income (loss) is a non-GAAP financial measure defined as income (loss) before income taxes, excluding net investment income, net realized gains and losses on investments, interest expense, other income and, following the consummation of this offering, will exclude expenses related stock-based compensation. We use underwriting income as an internal performance measure in the management of our operations because we believe it gives us and users of our financial information useful insight into our results of operations and our underlying business performance and provides insight into the results of how effective our policy underwriting is. Underwriting income (loss) should not be viewed as a substitute for net income calculated in accordance with GAAP, and other companies may define underwriting income differently.

Underwriting income (loss) increased $4.9 million, or 15.8%, to $36.1 million for the year ended December 31, 2024 from $31.2 million for the year ended December 31, 2023, primarily as a result of the strategic expansion of our Citizens take-out program and increased rate adjustments.

Underwriting income for the years ended December 31, 2024 and 2023 reconciles to net income as follows:

	Year ended December 31,
($ in thousands)	2024	2023
Income before taxes	$51,039	$44,755

Less:
Net investment income	14,180	12,653
Net realized losses on investments	119	(22)
Other income	607	923

Underwriting income	$36,133	$31,201

Adjusted net income (loss)

Adjusted net income (loss) is a non-GAAP financial measure defined as net income excluding net realized gains or losses on investments, and following the consummation of this offering, will include expenses related to stock-based compensation, net of tax impact. We use adjusted net income as an internal performance measure in the management of our operations because we believe it gives us and users of our financial information useful insight into our results of operations and our underlying business performance excluding the impact of realized gains and losses on the sale of securities which we do not view as core to the underlying trends in our business. Adjusted net income should not be viewed as a substitute for net income calculated in accordance with GAAP, and other companies may define adjusted net income differently.

Adjusted net income (loss) increased $1.9 million, or 4.9%, to $39.6 million for the year ended December 31, 2024 from $37.8 million for the year ended December 31, 2023, primarily as a result of the strategic expansion of our Citizens take-out program and increased rate adjustments.

Adjusted net income (loss) for the years ended December 31, 2024 and 2023 reconciles to net income as follows:

	2024		2023
($ in thousands)	Pre-tax	After tax	Pre-tax	After tax
Net income	$51,039	$39,742	$44,755	$37,797
Less:
Net realized investment income	119	94	(22)	(17)

Adjusted net income (loss)	$50,920	$39,648	$44,777	$37,814

Adjusted return on equity

Adjusted return on equity is a non-GAAP financial measure defined as adjusted net income divided by the average of beginning and ending members’ equity during the applicable period. We use adjusted return on equity as an internal performance measure in the management of our operations because we believe it gives us and users of our financial information useful insight into our underlying business performance. Adjusted return on equity should not be viewed as a substitute for any metrics calculated in accordance with GAAP, and other companies may define adjusted return on equity differently.

Adjusted return on equity decreased 6.1%, to 26.8% for the year ended December 31, 2024 from 32.9% for the year ended December 31, 2023, primarily as a result of net income holding stable and increased members’ equity due to growth in retained earnings.

Adjusted return on equity for the years ended December 31, 2024 and 2023 reconciles to return on equity as follows:

	Year ended December 31,
($ in thousands)	2024	2023
Numerator: Net income (loss)	$39,742	$37,797
Denominator: Average beginning and ending members’ equity	148,180	114,877
Return on equity	26.8%	32.9%
Numerator: adjusted net income (loss) (after tax)	39,648	37,814
Denominator: Average members’ equity	148,180	114,877
Adjusted return on equity	26.8%	32.9%

Underlying loss and loss adjustment expense ratio

Underlying loss and loss adjustment expense ratio is a non-GAAP measure. We calculate the underlying loss and loss adjustment expense ratio by subtracting current year net catastrophe losses and prior year net reserve development from total net losses and LAE and dividing that amount by the sum of total net premiums earned plus policy fees. We use the underlying loss and LAE ratio to analyze our loss trends before the impact of catastrophe losses and prior year reserve development. These two items can have a significant impact on our loss trends in a given period. We believe it is useful for investors to evaluate these components both separately and in the aggregate when reviewing our performance. The most directly comparable GAAP measure is net loss and LAE ratio. The underlying loss and LAE ratio should not be considered a substitute for net loss and LAE ratio and does not reflect the overall profitability of our business.

We experienced favorable net prior year reserve development of $3.2 million for the year ended December 31, 2024 and $2.6 million for the year ended December 31, 2023 primarily driven by the improving non-catastrophe loss environment. We experienced higher net catastrophe losses of $32.2 million for the year ended December 31, 2024 up from $21.8 million for the year ended December 31, 2023 driven largely by Hurricanes Milton and Helene that made landfall in 2024.

The underlying loss and loss adjustment expense ratio decreased to 32.6% for the year ended December 31, 2024 from 36.1% for the year ended December 31, 2023 primarily due to improvements in the non-catastrophe loss environment and lower claims litigation trends.

The following table summarizes loss ratios and underlying loss and LAE ratios for the years ended December 31, 2024 and 2023:

	For the Year Ended December 31,
($ in thousands)	2024	2023
Total Net Premiums Earned	$182,055	$180,262
Plus: Policy Fees	7,393	7,055

Total Net Premiums Earned Plus Policy Fees	189,448	187,317

Net
Losses and Loss Adjustment Expenses, Net	90,832	86,749
Loss and Loss Adjustment Expense Ratio (% Net Premiums Earned Plus Policy Fees)	47.9%	46.3%

Less:
Current Year Net Catastrophe Losses	32,192	21,753
Prior Year Net Reserve Development	(3,187)	(2,595)

Underlying Loss and Loss Adjustment Expenses, Net	61,827	67,591
Underlying Loss and Loss Adjustment Expense Ratio (% Net Premiums Earned Plus Policy Fees)	32.6%	36.1%

Ceded catastrophe excess of loss premiums ratio

Ceded catastrophe excess of loss premiums ratio is a non-GAAP measure and, expressed as percentage, is defined as ceded catastrophe excess of loss premiums earned divided by gross premiums earned. We believe it is useful for investors to evaluate ceded catastrophe excess of loss premiums ratio as it provides a proxy for our cost of catastrophe reinsurance. The most directly comparable GAAP measure is the ratio of ceded premiums earned to gross premiums earned. The ceded catastrophe excess of loss premiums ratio measure should not be considered a substitute for ceded premiums earned and does not reflect the overall profitability of our business.

Ceded catastrophe excess of loss premiums ratio increased 3.7% to 44.9% for the year ended December 31, 2024 from 41.2% for the year ended December 31, 2023, primarily as a result of the increase in reinsurance costs with the strategic expansion from the Citizen’s take-out.

The calculation of our ceded excess of loss premiums ratio is shown in the table below:

	For Year Ended December 31,
($ in thousands)	2024	2023
Gross Premiums Earned	$682,216	$590,515
Total Ceded Premiums Earned	(500,161)	(410,253)
Less: NCQSR and other ancillary reinsurance treaties	(194,022)	(167,230)

Ceded Catastrophe Excess of Loss Premiums Earned	(306,139)	(243,023)
Ceded Catastrophe Excess of Loss Premiums Ratio	44.9%	41.2%

Liquidity and Capital Resources

Liquidity is a measure of a company’s ability to generate cash flows sufficient to meet the short-term and long-term cash requirements of its business operations. Funds generated from operations have been sufficient to meet our current and long-term liquidity requirements.

The liquidity of the Company, comprised of cash, cash equivalents and our liquid fixed income portfolio, fluctuates from time to time. As of December 31, 2024, our liquidity totaled $387.3 million. A portion of that liquidity is not held at AIICFL. The total cash and cash equivalents not held at the insurance subsidiary is $33.0 million, as of December 31, 2024. Our liquidity framework is designed to support operational flexibility, ensuring we can fund claims obligations, capital expenditures, and growth initiatives without reliance on external financing. In the event of a large loss event, we may utilize proceeds from our investment portfolio as a source of liquidity to service claims.

We maintain a disciplined capital management approach, balancing organic growth investments with shareholder return considerations. Our capital resources include:

•	Operating cash flow, which remains the primary source of funding for day-to-day operations and claim payments.

•	Reinsurance arrangements, which provide financial resilience against catastrophic loss events.

•	Potential strategic financing, including debt instruments or equity offerings, which may be considered to accelerate expansion opportunities.

Future capital requirements will be driven by business growth, regulatory capital needs, and evolving market conditions. Our goal is to optimize capital efficiency while maintaining a strong financial foundation for long-term success.

The principal source of liquidity at the Company is from its subsidiaries, including fees paid by the insurance subsidiary, AIICFL, and dividends paid by other subsidiaries generated from, among other things, income earned on policy fees and fees paid by AIICFL to AIMGA for general agency, inspections, agent commissions, general operating expenses and claims adjusting services.

Future capital allocation decisions, including dividend distributions and share repurchases, will be determined by our Board of Directors based on profitability trends, regulatory considerations, and long-term shareholder value objectives.

Additionally, we intend to use approximately $    of net proceeds to net settle certain shares of Common Stock granted in connection with the Restricted Stock Grants made upon the consummation of this offering after giving effect to the withholding of Common Stock to satisfy the estimated tax withholding and remittance obligations. Based on an estimated     shares of Common Stock being granted in the Restricted Stock Grant, an assumed initial public offering price of $    per share of Common Stock, which is the midpoint of the price range set forth on the cover page of this prospectus, and an assumed    % tax withholding rate, we would use approximately $    of the net proceeds for this offering to satisfy our tax withholding and remittance obligations related to the issuance of the Restricted Stock Grant. A $1.00 increase (decrease) in the assumed initial public offering price of $    per share of Common Stock, which is the midpoint of the price range set forth on the cover page of this prospectus, assuming no change to the applicable tax rate, would increase (decrease) the amount we would be required to pay to satisfy these tax withholding and remittance obligations by approximately $    .

As discussed in Note 10 — “Regulatory Requirements and Restrictions” in the Notes to Consolidated Financial Statements included in this prospectus, there are limitations on the dividends a subsidiary may pay to its immediate parent company.

The maximum amount of dividends that can be paid by Florida insurance companies without prior approval of the Florida Office of Insurance Regulation (“FLOIR”) is subject to restrictions as referenced below and in Note 10 — “Regulatory Requirements and Restrictions” in the Notes to Consolidated Financial Statements included in this prospectus. Dividends from AIICFL can only be paid from accumulated unassigned funds derived from net operating profits and net realized capital gains. Subject to such accumulated unassigned funds, the maximum dividend that may be paid by AIICFL to the Company without prior approval is further limited to the lesser of statutory net income from operations of the preceding calendar year or statutory unassigned surplus as of the preceding year end. As of the date hereof, AIICFL has not declared any dividends.

Liquidity for AIICFL is primarily required to cover payments for reinsurance premiums, claims payments including potential payments of catastrophe losses (offset by recovery of any reimbursement amounts under our reinsurance agreements), fees paid to affiliates for managing general agency services, claims adjusting services, premium and income taxes, regulatory assessments, general operating expenses, and interest and principal payments on debt obligations. Principal sources of liquidity for AIICFL consist of the revenue generated from the collection of written premiums and the collection of reinsurance recoverable.

Cash flows

Our most significant source of cash is from premiums received from our policyholders, which, for most policies, we receive at the beginning of the coverage period, although some policyholders elect to pay in installments over the duration of the policy. Our most significant cash outflow is for the cost of our reinsurance agreements in the form of ceded premiums and for claims that arise when a policyholder incurs an insured loss. Because the payment of claims occurs after the receipt of the premium, sometimes years later, we invest the cash in various investment securities that earn interest and dividends. We also use cash to pay commissions to distribution partners, as well as to pay for ongoing operating expenses such as salaries, professional services and taxes. As described under “Reinsurance” below, we use reinsurance to manage the risk that we take on our policies. We cede, or pay out, part of the premiums we receive to our reinsurers and collect cash back when losses subject to our reinsurance coverage are paid.

The timing of our cash flows from operating activities can vary among periods due to the timing by which payments are made or received. Some of our payments and receipts, including loss settlements and subsequent reinsurance receipts, can be significant, so their timing can influence cash flows from operating activities in any given period. Management believes that cash receipts from premiums, proceeds from investment sales and redemptions and investment income are sufficient to cover cash outflows for the foreseeable future.

Our cash flows for the years ended December 31, 2024 and 2023 were:

($ in thousands)	2024	2023
Cash and cash equivalents (net) provided by (used in): Operating activities	$148,909	$64,438

Cash and cash equivalents (net) provided by (used in ): Investing activities	(19,369)	1,851

Cash and cash equivalents (net) provided by (used in ): Financing activities	(12,436)	(2,352)

Net increase (decrease) in cash and cash equivalents	$117,104	$60,245

Cash provided by operating activities was $148.9 million for the year ended December 31, 2024 compared to $64.4 million for the year ended December 31, 2023. The increase in cash provided by operating activities resulted from our strategic expansion through our Citizen’s take-out program.

Net cash used in investing activities was ($19.4) million for the year ended December 31, 2024 compared to $1.9 million provided by investing activities for the year ended December 31, 2023. The increase in net cash used in investing activities was primarily attributable to the Company purchasing fixed maturity securities with the excess cash provided by operating activities.

Net cash used in financing activities was ($12.4) million for the year ended December 31, 2024 compared to ($2.4) million provided by financing activities for the year ended December 31, 2023. The increase in net cash used in financing activities was primarily attributable to an increase in the distribution made to members to pay federal income tax and a discretionary distribution that was paid out to members. There was no capital raising activity for the year ended December 31, 2024.

Debt

On June 27, 2007, we entered into a surplus note agreement (the “Surplus Note”) with The State Board of Administration of Florida in the amount of $7.0 million. The term of the Surplus Note is 20 years with payments due quarterly. The interest rate on the Surplus Note is equivalent to the 10-year U.S. Treasury Bond rate, adjusted quarterly. Interest-only payments were required for the first three years of the Surplus Note, and interest accrues on the unpaid principal balance. The Surplus Note requires us to maintain a minimum statutory surplus of $50 million and to maintain a ratio of net premium written to statutory surplus of no more than 2-to-1. Any payment of interest or repayment of principal is subject to approval by FLOIR and is subject to AIICFL maintaining the minimum required statutory surplus. As of December 31, 2024, the principal balance on the Surplus Note is $1.0 million, with annual maturities of $0.4 million, with the last principal payment due on July 1, 2027.

Capitalization

Capital resources provide protection for policyholders, furnish the financial strength to support the business of underwriting insurance risks and facilitate continued business growth. The following table provides our members’ equity and temporary members’ equity, total long-term debt, total capital resources, debt-to-total capital ratio and debt-to-equity ratio as of December 31, 2024 and 2023:

($ in thousands)	2024	2023
Members’ equity and temporary members’ equity	$162,392	$133,966
Long term debt	1,029	1,441

Total capital resources	163,421	135,407
Debt-to-total capital ratio	0.6%	1.1%
Debt-to-equity ratio	0.6%	1.1%

The debt-to-total capital ratio is calculated as total long-term debt divided by total capital resources, whereas the debt-to-equity ratio is calculated as total long-term debt divided by members’ equity. These ratios help management measure the amount of financing leverage in place in relation to equity and future leverage capacity.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of economic losses due to adverse changes in the estimated fair value of a financial instrument as the result of changes in interest rates, duration, equity prices, foreign currency exchange rates, and commodity prices. The primary components of market risk affecting us are interest rate risk, duration risk and credit risk. We do not have significant exposure to equity risk, foreign currency exchange rate risk or commodity risk.

As of December 31, 2024, and December 31, 2023, our investment portfolios contained fixed-maturity securities. These securities are not intended for trading or speculative purposes. Our primary aim is to maximize after-tax investment income while ensuring sufficient liquidity to fulfill policyholder obligations. Additionally, we strive to minimize market risk, which encompasses potential economic losses resulting from adverse fluctuations in securities’ prices.

In developing our investment strategies, we consider various factors such as credit ratings, investment concentrations, regulatory requirements, expected interest rate fluctuations, durations, and prevailing market conditions. Our investment portfolio is managed by Goldman Sachs Asset Management, LP, overseen by an investment committee appointed by our Board of Directors.

Our investment portfolios are predominantly exposed to interest rate risk, duration risk and credit risk. We classify these fixed-maturity securities as available-for-sale. Any unrealized gains or losses, adjusted for deferred income taxes, are reported as part of other comprehensive income within our members’ equity. Consequently, significant temporary changes in their fair value could potentially affect the carrying value of our members’ equity.

Interest Rate Risk

Interest rate risk is the risk that we will incur economic losses due to adverse changes in interest rates. The primary market risk to the investment portfolio is interest rate risk associated with investments in fixed maturity securities. Fluctuations in interest rates have a direct effect on the market valuation of these securities. When market interest rates rise, the fair value of our fixed maturity securities decreases. Conversely, as interest rates fall, the fair value of our fixed maturity securities increases. Our fixed-maturity securities are sensitive to potential losses resulting from unfavorable changes in interest rates. We manage the risk by analyzing anticipated movement in interest rates and considering our future capital needs. Expressed in years, duration is the weighted average payment period of cash flows, where the weighting is based on the present value of the cash flows. We set duration targets for our fixed income investment portfolios after consideration of the estimated duration of our liabilities and other factors. The effective weighted average duration of the portfolio as of December 31, 2024 was 0.95 years.

We had fixed maturity securities with fair value of $214.0 million at December 31, 2024 that were subject to interest rate risk. The following table illustrates the impact of hypothetical changes in interest rates to the fair value of our fixed-maturity securities at December 31, 2024 ($ in thousands):

Hypothetical Change in Interest Rates	Estimated Fair Value	Change in Estimated Fair Value	Percentage Increase (Decrease) in Estimated Fair Value
300 basis-point increase	$207,969	($6,076)	(2.8%)
200 basis-point increase	209,945	(4,100)	(1.9%)
100 basis-point increase	211,957	(2,088)	(1.0%)
Fair Value	$214,045	—	—
100 basis-point decrease	215,038	993	0.5%
200 basis-point decrease	215,561	1,516	0.7%
300 basis point-decrease	216,081	2,036	1.0%

Credit Risk

Credit risk is the potential loss resulting from adverse changes in an issuer’s ability to repay its debt obligations. We have exposure to credit risk as a holder of fixed maturity investments. Credit risk can expose us to potential losses arising principally from adverse changes in the financial condition of the issuers of our fixed maturity securities. We mitigate the risk by primarily investing in fixed-maturity securities that are rated “BBB” (Standard & Poor’s) or higher and diversifying our investment portfolio to avoid concentrations in any single issuer or business sector. Pursuant to our investment policy, only $1.0 million may be invested in below investment grade bonds. As of December 31, 2024 the weighted average credit rating (S&P) of our fixed maturity portfolio was “A”. The following table presents the composition of our fixed-maturity securities, consisting of bonds and redeemable preferred stocks, by rating, at December 31, 2024 (in thousands):

Comparable Rating	Amortized Cost	% of Total Amortized Cost	Estimated Fair Value	% of Total Estimated Fair Value
AAA	$29,799	13.9%	$30,021	14.0%
AA+	75,532	35.2%	75,234	35.1%
AA	—	—	—	—
AA-	6,383	3.0%	6,356	3.0%
A+	16,443	7.7%	16,438	7.7%
A	18,921	8.8%	18,828	8.8%
A-	37,842	17.6%	37,748	17.6%
BBB+	17,457	8.1%	17,374	8.1%
BBB	12,127	5.7%	12,046	5.7%
BBB-	—	—	—	—
BB+	—	—	—	—
BB	—	—	—	—

Total	$214,505	100%	$214,045	100%

In addition, we are subject to credit risk with respect to our third-party reinsurers. Although our third-party reinsurers are obligated to reimburse us to the extent we cede risk to them, we are ultimately liable to our policyholders on all risks we have ceded. As a result, reinsurance contracts do not limit our ultimate obligations to pay claims covered under the insurance policies we issue and we might not collect amounts recoverable from our reinsurers. We address this credit risk by selecting reinsurers that have an A.M. Best Financial Strength Rating of “A-” (Excellent) or better at the time we enter into the agreement or for which we hold collateral equal to 100% of the reinsurance recoverable. We also perform, along with our third-party reinsurance broker, periodic credit reviews of our reinsurers. If one of our reinsurers suffers a credit downgrade, we may consider various options to lessen the risk of asset impairment, including commutation, novation and letters of credit.

Critical Accounting Estimates

In order to align with GAAP, preparing financial statements requires us to forecast future events through estimates and assumptions. These projections, along with their underlying assumptions, significantly impact the reported values of assets and liabilities, the disclosure of potential assets and liabilities, and the recorded figures for revenues and expenses. Among the accounting estimates, the accounting estimates discussed below are those that demand judgment, where different decisions could lead to substantial alterations in the reported outcomes. For a detailed discussion of our accounting policies, see the Notes to Consolidated Financial Statements included in this prospectus. Our current critical accounting estimates are:

Liability for unpaid losses and loss adjustment expense

We set aside reserves, net of estimated subrogation, to provide for the estimated costs of paying losses and LAE under insurance policies we issued. Liability for unpaid losses and LAE represent management’s best estimate of the ultimate cost of settling all outstanding claims, including claims that have been incurred, but not yet reported (“IBNR”) as of a financial statement date. With the assistance of an independent, actuarial firm, we use statistical analysis to establish liabilities for unpaid losses and LAE. We do not discount the liability for unpaid losses and LAE for financial statement purposes. In establishing the liability for unpaid losses and LAE, actuarial judgment is relied upon in order to make appropriate assumptions to estimate a best estimate of ultimate losses. Those estimates are based on our historical information, industry information and estimates of trends that may affect the ultimate frequency of incurred but not reported claims and changes in ultimate claims severity.

We regularly review our reserve estimates and adjust them as necessary as experience develops or as new information becomes known to us. Such adjustments are included in current operations. During the loss settlement period, if we have indications that claims frequency or severity exceeds our initial expectations, we generally increase our reserves for losses and LAE. Conversely, when claims frequency and severity trends are more favorable than initially anticipated, we generally reduce our reserves for losses and LAE once we have sufficient data to confirm the validity of the favorable trends. Even after such adjustments, the ultimate liability may exceed or be less than the revised estimates. Accordingly, the ultimate settlement of losses and the related LAE may vary significantly from the estimate included in our consolidated financial statements.

Reserving for reported claims relies on a detailed assessment of individual risks, understanding the specifics of each claim, and considering the insurance policy terms related to the particular type of loss. Reserving for unreported claims and LAE involves utilizing historical data per line of insurance adjusted to present circumstances. Typically, the reserving process implicitly considers inflation by analyzing costs, trends, and reviewing historical reserving outcomes across several years.

The process of estimating the reserves for losses and LAE requires a high degree of judgment and is subject to several variables. Reserve estimates for our ultimate liability are derived using several different actuarial estimation methods, depending on the type of loss:

•

Loss development method: The loss development method uses actual loss data and the historical development profiles on older underwriting years to project more recent, less developed years to their ultimate position.

•

Frequency/severity methods: These methods are similar to the paid and case incurred loss development methods except that estimates of ultimate claim counts (a measure of claim frequency) and ultimate average severity are derived separately and then multiplied together to provide an estimate of ultimate loss.

•

Incremental cost per closed claim method: This method is similar to the frequency/severity method except that paid severities are selected for each incremental development period, and then are trending using selected short-term and long-term trend factors.

•

Bornhuetter-Ferguson method: The Bornhuetter-Ferguson method uses as a starting point an assumed initial expected loss ratio and blends in the loss ratio, which is implied by the claims experience to date using benchmark loss development patterns on paid claims data or reported claims data.

•

IBNR-to-case outstanding method: This method requires the estimation of consistent paid and reported (case) incurred loss development patterns and age-to-ultimate factors. These patterns imply a specific expected relationship between IBNR, including both development or known claims (bulk reserve) and losses on a true late reported claims, and reported case incurred losses.

•

DCC development methods: When DCC data is evaluated separately from losses, historical paid and case incurred DCC data may be arranged in a triangular format and projected to ultimate using the same technique as used for losses (i.e., loss development methods). In addition, projections using triangles of ratios of paid DCC-to-paid loss and ratios of paid DCC-to-case incurred losses can be made; those triangles can be constructed using ratios of incremental (e.g. annual) amounts, or ratios of cumulative amounts. Indications that result from projecting these ratios must be multiplied by the ultimate loss selections to arrive at ultimate DCC indications. Similarly, triangles of ratios of paid DCC-to-closed or reported claim counts can be used. The results from projecting these ratios will require multiplication by ultimate claim count selections to arrive at ultimate DCC indications.

Each actuarial methodology requires the selection and application of various parameters and assumptions. The key parameters and assumptions include:

1)	Loss development factors – These factors are key assumptions in the loss development methods which assume recent accident years will follow the development patterns of prior accident years.

2)

Initial expected loss ratio selections – The initial expected loss ratio selection is the key assumption in the Bornhuetter-Ferguson methods. The selection was made based on average of development methods loss ratios and selected loss ratio trend.

3)	Claim count decay ratios – The decay ratio is the key assumption in the projection of ultimate claim counts for catastrophe and non-catastrophe storms.

4)	Short-term and long-term projected severity trends – These severity trends are the key assumption in projecting severities for accident years in their future development periods.

Our reserves are driven by several important factors, including litigation and regulatory trends, legislative activity, climate change, social and economic patterns and claims inflation assumptions. Our reserve estimates reflect current inflation in legal claims’ settlements and assume we will not be subject to losses from significant new legal liability theories. Our reserve estimates assume that there will not be significant changes in the regulatory and legislative environment. The impact of potential changes in the regulatory or legislative environment is difficult to quantify in the absence of specific, significant new regulation or legislation. In the event of significant new regulation or legislation, we will attempt to quantify its impact on our business, but no assurance can be given that our attempt to quantify such inputs will be accurate or successful.

Our financial status, reported outcomes, and liquidity are susceptible to shifts in critical assumptions determining our loss reserves. While we do not anticipate changes in claim frequency to significantly impact our reserves, fluctuations in the severity of claims could influence these reserves.

These amounts fell within the range of total reserves provided by our independent actuary. As of December 31, 2024, we recorded $20.2 million in case reserves and an additional $455.5 million for IBNR reserves, totaling $475.7 million in reserves, with an added $462.1 million attributable to reinsurance claims payable.

For further detail, see Note 8 — “Liability for Unpaid Losses and Loss Adjustment Expense” in the Notes to Consolidated Financial Statements included in this prospectus. The following table shows the ranges of loss reserve estimates compared to what was recorded the year ended December 31, 2024.

($ in thousands)	Actual	Low Estimate	% Change from Actual	High Estimate	% Change from Actual
Loss Reserves	$67,577	60,079	11.1%	75,621	11.9%

Reinsurance

We follow industry standards by reinsuring a portion of our risks. Reinsurance involves transferring, or “ceding,” a share of the risk exposure from the policies we write to another insurer, known as a reinsurer. If our reinsurers are unable to fulfill their obligations under our reinsurance agreements, we remain accountable for the entire insured loss.

In cases where losses fall within our reinsurance coverage, we document recoverable amounts from our reinsurers for paid losses and an estimation of recoverable amounts on unpaid losses. The reinsurance recoverables on unpaid losses are estimated in a manner consistent with the Company’s estimate of unpaid losses and LAE associated with the insured business, thus fluctuating with changes to our estimates of unpaid losses. The estimation of recoverable amounts from reinsurers on unpaid losses may change in the future, and if there is a change it could adversely affect the amounts stated in our consolidated financial statements.

We estimate uncollectible amounts receivable from reinsurers based on an assessment of factors including the creditworthiness of the reinsurers and the adequacy of collateral obtained, where applicable.

Investments

The Company currently classifies all of its investments in debt securities and short-term investments as available-for-sale and reports them at fair value. Short-term investments consist of investments in interest-bearing assets with original maturities of 12 months or less. The Company records subsequent changes in value through the date of disposition as unrealized holding gains and losses, net of taxes, and includes them as a component of accumulated other comprehensive income until reclassified to earnings upon sale. Realized gains and losses on the sale of investments are determined using the specific-identification method and included in earnings. The Company amortizes any premium or discount on fixed maturities over the remaining maturity period of the related securities using the effective interest method and reports the amortization in net investment income. The Company recognizes dividends and interest income when earned. We have a financial stability rating of A, “Exceptional” from Demotech, an independent financial firm specializing in evaluating the financial stability of regional and specialty insurers, and whose rating is accepted by major mortgage companies. We do not have a rating from A.M. Best.

Fair Value

In our disclosure of the fair value of our investments, we utilize a hierarchy based on the quality of inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Adjustments to transaction prices or quoted market prices may be required in illiquid or disorderly markets in order to estimate fair value. The three levels of the fair value hierarchy are described below:

•	Level 1—Valuations based on quoted prices in active markets for identical assets and liabilities;

•

Level 2—Valuations based on observable inputs that do not meet the criteria for Level 1, including quoted prices in inactive markets and quoted prices in active markets for similar, but not identical instruments; and

•	Level 3—Valuations based on unobservable inputs, which are based upon the best available information when external market data is limited or unavailable.

We estimate the fair value of our investments using the closing prices on the last business day of the reporting period, obtained from active markets using independent pricing source. For securities for which quoted prices in active markets are unavailable, we use observable inputs such as quoted prices in inactive markets, quoted prices in active markets for similar instruments, benchmark interest rates, broker quotes and other relevant inputs. Our estimates of fair value reflect the interest rate environment that existed as of the close of business on December 31, 2024 and December 31, 2023. Changes in interest rates subsequent to December 31, 2024 may affect the fair value of our investments.

Investment securities are subject to fluctuations in fair value due to changes in issuer-specific circumstances, such as credit rating, and changes in industry-specific circumstances, such as movements in credit spreads based on the market’s perception of industry risks. In addition, fixed maturities are subject to fluctuations in fair value due to changes in interest rates as a result of governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. A rise in interest rates would decrease the net unrealized holding gains of our investment portfolio, offset by our ability to earn higher rates of return on funds reinvested. Conversely, a decline in interest rates would increase the net unrealized holding gains of our investment portfolio, offset by lower rates of return on funds reinvested. Unrealized gains and losses on our fixed maturity securities are included in accumulated other comprehensive income as a separate component of total members’ equity.

Impairment

Quarterly, the Company performs an assessment of all investments to determine if any are impaired as the result of a credit loss. An investment is impaired when the fair value of the investment declines to an amount less than the cost or amortized cost of that investment. For each fixed-income security in an unrealized loss position, if the intent is to sell the security or if it is more likely than not that the Company will be required to sell the security before recovering the cost or amortized cost basis for reasons such as liquidity needs, contractual or regulatory requirements, the security’s entire decline in fair value is recorded in earnings. If the intent is not to sell the security or it is not more likely than not that the Company will be required to sell the security, the Company will evaluate whether any impairment is attributable to credit-related factors. Such evaluation includes consideration of factors such as:

•	Failure of the issuer of the security to make scheduled interest or principal payment;

•	Downgrades in the security’s credit rating since acquisition by three or more notches;

•	Failure of the issuer of the security to make scheduled interest or principal payment;

•	Downgrades in the security’s credit rating since acquisition by three or more notches;

•	Adverse conditions specifically related to the security, an industry, or geographic area;

•	Changes in the financial condition of the issuer of the security; and

•	The payment structure of the security and the likelihood of the issuer being able to make payments that increase in the future.

Upon determination of a credit-related impairment, an allowance for credit losses will be recognized and is measured as the amount by which the security’s amortized cost basis exceeds the entity’s best estimate of the present value of cash flows expected to be collected. The allowance is limited to the difference between the amortized cost basis and the security’s fair value. Subsequent recovery of any previously recorded impairment will be recognized through reversal of the allowance for credit losses.

Deferred Income taxes

We account for taxes under the asset and liability method, under which we record deferred income taxes as assets or liabilities on our balance sheet to reflect the net tax effect of the temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and their respective tax bases. We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. We measure deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which we expect to recover or settle those temporary differences. Should a change in tax rates occur, we recognize the effect on deferred tax assets and liabilities in operations in the period that includes the enactment date. Realization of our deferred income tax assets depends upon our generation of sufficient future taxable income.

We recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authority.

The amount of income tax expense or benefit recorded in future periods will depend on the jurisdictions in which we operate and the tax laws and regulations in effect. In connection with the proposed offering and Corporate Conversion, the Company will be subject to payment of U.S. federal and state income taxes as a corporation.

Recent Accounting Pronouncements

We currently qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Accordingly, we are provided the option to adopt new or revised accounting guidance either (i) within the same periods as those otherwise applicable to non-emerging growth companies or (ii) within the same time periods as private companies. We have elected to avail ourselves of this extended transition period and, as a result, we will not be required to adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; and (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

See Note 2 — “Summary of Significant Accounting Policies” in the Notes to Consolidated Financial Statements included in this prospectus.

INDUSTRY

P&C Industry

The P&C insurance industry provides protection for losses as specified by an insurance policy in exchange for premiums paid by the insured. An insurance policy is a contract between an insurance company and an insured under which the insurance company agrees to pay for losses suffered by the insured, or a third-party claimant, that are covered under the contract. The P&C industry encompasses both property insurance, which protects against risks to property such as fire, theft, or other physical damages and are generally “short-tailed” because losses are usually known, reported and paid within a relatively short amount of time after the loss has occurred, and liability insurance, which covers liability for injuries, negligent acts or omissions and are generally “medium to long-tailed” because there can be a significant delay between the occurrence of loss and the time it is settled by the insurer. We focus on property insurance coverage, primarily for single-family homeowners and condominium owners in the state of Florida. As a result, the overwhelming majority of our liabilities for losses and LAE are considered to be “short-tailed” in nature.

The U.S. P&C insurance industry, the largest P&C market in the world, generated approximately $1,057 billion in DPW in 2024, according to S&P Global. The P&C insurance industry’s DPW are closely correlated to gross domestic product (“GDP”) with the P&C industry generally growing in line with GDP growth.

Total U.S. DPW ($B)

Source: S&P Global Market Insurance

In the United States, P&C insurance products are written in admitted and non-admitted markets. In the admitted market, insurance rates and forms are generally approved by state regulators and coverages tend to be standardized. Carriers are subject to assessments by state insurance departments and are backed by individual state guaranty funds, up to a limit set by the state. The non-admitted market, also known as the excess and surplus or surplus lines market, focuses on harder-to-place risks that most admitted insurers do not underwrite. Admitted products are often easier for agents and brokers to sell, as they are generally only permitted to place business with non-admitted insurers once coverage has been denied from a specified number of admitted carriers. However, non-admitted carriers can offer more flexible with rates and forms, as they are neither subject to the same degree of regulatory oversight as admitted carriers nor backed by state guaranty funds. AIICFL is currently only licensed to write business in the admitted market, and all of our insurance coverages were written on an admitted basis. We currently do not have any plans to expand into the excess and surplus lines market.

Florida Homeowners Insurance Market

According to S&P Global, the Florida P&C industry grew 2.2 percentage points faster than the U.S. P&C industry from 2014 to 2024:

Total Florida DPW ($B)

Source: S&P Global Market Insurance

Florida is the second largest homeowners insurance market in the United States, accounting for 10.7% of total U.S. homeowners DPW as of December 31, 2024, as reported by S&P Global. The Florida homeowners insurance market totaled $18.5 billion of DPW in 2024, up from $10.1 billion in 2019, representing a five-year compound annual growth rate of 12.9%. As of December 31, 2024, approximately 98% of our in-force premium covered Florida-based properties.

Florida Homeowners Multi-Peril DPW Growth ($B)

Source: S&P Global - Homeowners Multi-Peril

According to the U.S. Census Bureau, Florida was the third most populous state in the United States with 23.4 million residents as of July 1, 2024, and recorded the second fastest population growth rate and second greatest nominal increase in population of all states in the U.S. from 2023 to 2024. Projections indicate that by 2050, the population is currently expected to grow to approximately 28 million, marking a 20% increase from 2024. We believe this current and expected substantial growth underscores the state’s dynamic expansion and the pivotal role of property ownership and development in its economy.

The migration to Florida continues to surge, driven by factors such as the state’s favorable income tax policies, business-friendly environment, and appealing climate. This influx has led to a heightened demand for single-family and multi-family housing developments, subsequently increasing the need for homeowners and condominium insurance.

AIICFL ranks as the seventh largest personal residential carrier in Florida, holding a market share of approximately 3.8% based on DPW for personal residential insurance as of December 31, 2024 according to data compiled by the FLOIR. We believe that with access to additional capital and continued reinsurance support, AIICFL will be well-positioned to further penetrate its footprint in Florida’s personal residential insurance market, aligning with the state’s ongoing growth and evolving housing landscape.

Personal Residential Premium in-Force

Rank	Group Name	Personal Residential Premium in-Force	% Total

1	Citizens	$2,586,462,285	12.7%
2	Universal P&C	$1,592,596,562	7.8%
3	Slide	$1,346,506,188	6.6%
4	State Farm	$1,262,168,895	6.2%
5	Tower Hill	$1,125,406,778	5.5%
6	First Protective	$851,000,614	4.2%
7	American Integrity	$774,499,677	3.8%
8	Florida Peninsula	$756,081,170	3.7%
9	Homeowners Choice	$612,064,783	3.0%
10	Edison	$573,878,223	2.8%
11	American Security	$508,673,708	2.5%
12	Monarch	$481,019,874	2.4%
13	Olympus	$448,830,138	2.2%
14	United Services	$448,765,052	2.2%
15	Security First	$443,904,306	2.2%
16	TypTap	$424,954,178	2.1%
17	Kin	$412,587,990	2.0%
18	Heritage	$406,311,691	2.0%
19	Southern Oak	$374,209,796	1.8%
20	Federal	$362,599,367	1.8%

Personal Residential PIF

Rank	Group Name	Personal Residential PIF	% Total

1	Citizens	924,732	12.3%
2	State Farm	633,504	8.4%
3	Universal P&C	557,114	7.4%
4	Tower Hill	378,099	5.0%
5	Slide	340,764	4.5%
6	American Integrity	339,960	4.5%
7	American Bankers	308,676	4.1%
8	First Protective	253,703	3.4%
9	Castle Key	191,455	2.5%
10	Florida Peninsula	180,088	2.4%
11	United Services	156,666	2.1%
12	Kin	140,303	1.9%
13	Southern Oak	139,595	1.9%
14	Homeowners Choice	139,087	1.8%
15	Security First	138,984	1.8%
16	Edison	135,783	1.8%
17	Asi Preferred	132,773	1.8%
18	Monarch National	126,970	1.7%
19	American Modern	126,361	1.7%
20	American Traditions Insurance Company	118,584	1.6%

Florida consistently ranks among the states with the highest average annual premiums for homeowners insurance. Florida homeowners pay annual premiums that are more than double the national average for insurance coverage. These higher premiums are due to a number of factors, including the state’s hurricane-prone geographic location, litigation crisis (discussed below) and the accumulation of attritional losses in older structures over time. This is compounded by inflation increasing the cost of claims and the rising costs of catastrophe reinsurance coverage. These factors trickle down to consumers in the form of higher premiums.

Florida’s homeowners insurance market is unique, characterized by regional disparities in premium costs. The statewide average, as reported by the FLOIR, stands at $3,731 as of January 2025. However, this figure is significantly influenced by the high premiums in South Florida’s Tri-County region (Miami-Dade, Broward, and Palm Beach counties), where the average premium reaches $6,316, and Monroe County. In comparison, the average premium for the rest of Florida, excluding these four counties, is $3,153. Our average premium is $2,458, which is significantly lower than both the statewide and regional averages. Our disciplined approach underscores our commitment to serving our customers with cost-effective and reliable coverage. Nationally, the most recent NAIC data indicates a U.S. average premium of $1,411 (2021), which is significantly below that of Florida.

Source: FLOIR Quarterly and Supplemental Reporting System Market Share Report, NAIC.

Because of its location, Florida is exposed to an increased risk of hurricanes, particularly during the Atlantic hurricane season which spans from June 1 through November 30. Florida has a long history of hurricane activity, including landfalls of major hurricanes (Category 3 or greater) each year and seasons with high levels of activity. In recent years, major Hurricanes Ian (Category 4, 2022), Helene (Category 4, 2024) and Milton (Category 3, 2024) have made landfall in Florida. The eighteen major storms or hurricanes to hit Florida since 2021 caused a combined estimated property damage of between $100 billion and $200 billion, excluding damage caused by Hurricanes Helene and Milton in 2024. The possibility of a similar sequence of catastrophe events makes personal residential insurance and claims servicing vitally important to Florida residents.

The Florida personal residential insurance market is complex, highly fragmented and dominated by specialized Florida-focused insurance companies. The Florida personal residential insurance market has a history of dislocation following large storms. For example, Hurricane Andrew in 1992 was responsible for the failure of a number of insurers and caused many national and regional insurers to stop writing or renewing policies in the state. As a result, many homeowners were unable to renew or purchase insurance, and in response, the state established the Florida Residential Property and Casualty Joint Underwriting Association and the Florida Windstorm Underwriting Association as the insurers of last resort, which in 2002 merged to create Citizens. The market share of Citizens generally fluctuates based on market conditions and weather-related claims activity in the state of Florida, with periods of elevated catastrophe activity and challenging litigation environments resulting in Citizens increasing its market share (and private insurance carriers reducing their market share) and periods of low catastrophe activity and a stable litigation environment resulting in Citizens’ market share declining (and private insurance carriers’ market share increasing).

Citizens Policies In-force

Source: Citizens Property Insurance Corporation data as of December 31, 2024

In recent years, Citizens had the highest number of policies in-force of any homeowners insurance carrier in the state of Florida. Citizens is mandated by the Florida legislature to help its policyholders find coverage in the private market to reduce the number of properties insured by Citizens and avoid it from becoming a systematic risk to the Florida insurance market. From time to time, Citizens will contact private market insurers in Florida to solicit interest in assuming policies from Citizens. These “depopulations” or “take-outs” are entirely voluntary for these insurers, who identify which policies they would like to assume based on a number of characteristics including price, geography and the underlying structure. If an insurance company identifies a policy for take-out, it will offer a new premium to charge the policyholder. Generally, policyholders can choose to opt-out unless the renewal premium offered is within 20% of what Citizens currently charges, in which case the take-out is required to be accepted by the insured. Premiums in the private market are typically higher than premiums charged by Citizens, as the private market is keenly focused on generating an underwriting profit and many have stockholders that are expecting an adequate return on their capital.

Prior to Hurricane Andrew, many insurers struggled with securing adequate reinsurance protection. In response, the state formed the FHCF to provide reinsurance for catastrophe losses in Florida, and insurance companies began to embrace advanced catastrophe modeling.

Following Hurricane Andrew in 1992, the state experienced a long period of benign hurricane activity until 2004 and 2005 when some of the largest loss storms in history impacted the state and the Florida insurance market. Following these historic storms, many national carriers significantly reduced their exposure in the state.

As national insurance companies reduced their exposure in Florida, Citizens intensified its endeavors to offer accessible personal residential insurance to those unable to secure coverage from the private market. As Citizens expanded its presence in Florida and incumbent carriers pulled back, new insurers like us entered the market to offer additional coverage options to Florida homeowners. Citizens decreased its market share in Florida from a peak of 19.9% in 2011 to 4.9% in 2016, according to S&P Global, following another prolonged period with less major hurricane activity in Florida, driven largely by their depopulation efforts.

Following 2016, the Florida personal residential insurance market experienced a renewed period of dislocation with a number of Florida carriers suffering regulatory receivership following a property insurance litigation crisis, as discussed further below. At the peak of the litigation crisis, Florida was responsible for 79.9% of all homeowners insurance related lawsuits in the United States, based on data from the FLOIR. As a result, Citizen’s market share, as measured by DPW, increased from 4.9% in 2016 to 18.6% by 2023, according to S&P Global.

This litigation crisis was driven by certain legal rulings between 2016 and 2018 that significantly increased costs for insurers, with two particular rulings fundamentally altering the legal landscape:

•

Sebo v. American Home Assurance Co. (2016): This ruling replaced the long-established “efficient proximate cause” doctrine with a “concurrent causation” theory. Under this new approach, insurers were required to prove which portion of damage was caused by an excluded peril in cases involving multiple causes, such as wind and wear and tear. Without explicit anti-concurrent causation clauses, this change increased insurers’ exposure to losses and made it more difficult to deny claims involving excluded perils, resulting in a sharp rise in litigation as policyholders and their attorneys leveraged these new rules to maximize recoveries.

•

Joyce v. Federated National Insurance Co. (2017): This ruling lowered the burden for plaintiff attorneys to receive fee multiplier awards, allowing contingency fees to significantly exceed the cost of actual repairs. We believe this created a financial incentive for litigation over settlement and left insurers with little recourse, as defense attorneys could not recover fees when claims were unsuccessful. We believe these changes fostered an environment rife with inflated, questionable, and fraudulent claims, further destabilizing the market.

In December 2022, the Florida legislature passed comprehensive reforms to address the root causes of this litigation crisis. Key measures included:

•	Eliminating the statutory one-way right to attorneys’ fees for policyholders, removing a key driver of the increased litigation;

•	Prohibiting the AOB to third parties under residential property insurance policies;

•

Tightening bad faith standards, requiring clearer evidence to substantiate claims including a finding that the insurer breached the insurance contract before a policyholder can file a lawsuit for the failure to settle a property insurance claim;

•	Reducing the claims reporting deadline from two years to one year;

•	Restricting fee multipliers to only “rare and exceptional” cases; and

•	Enhancing the offer of judgment statute to promote faster dispute resolution.

We believe these reforms have had a measurable and immediate impact on the Florida insurance market. According to the FLOIR, lawsuit filings fell 23% in one year, from 65,792 in 2023 to 50,628 in 2024. Furthermore, lawsuit filings declined 38% from a peak of 82,315 in 2021 to 50,628 in 2024. This represents a meaningful decline and a level below what was seen in 2018, when lawsuits spiked to 60,875 due to the litigation crisis. We believe this reduction demonstrates how reforms have successfully curtailed the litigation crisis. Additionally, as evidence of insurers gaining confidence in the positive impact of the reforms and post-reform market conditions, eight insurers filed for rate reductions and 10 filed for no rate changes during the last 12 months. In the wake of reforms, insurers have also reported fewer fraudulent claims and lower attritional losses, enabling more consistent and sustainable pricing for both carriers and homeowners in the Florida market.

Number of Lawsuits
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
20,598
24,602
31,311
33,041
60,875
65,402
67,358
82,315
66,843
65,792
50,628
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024

Source: FLOIR Legal Service of Process Filings Data

We believe Florida’s property insurance market is moving toward greater stability and affordability due to these targeted reforms. By addressing the root causes of the litigation crisis and implementing more sustainable practices, we believe these legislative changes have improved the availability and affordability of coverage for homeowners across the state.

BUSINESS

Who We Are

We are a profitable and growing insurance group headquartered in Tampa, Florida. Through our insurance carrier subsidiary, AIICFL, we provide personal residential property insurance for single-family homeowners and condominium owners as well as coverage for vacant dwellings and investment properties, predominantly in Florida. 98.6% of our DPW for the year ended December 31, 2024 and 97.6% of our policies in-force as of December 31, 2024 were in Florida. We are the seventh largest writer of residential property insurance in Florida based on DPW for policies in-force as of December 31, 2024 according to data compiled by the FLOIR, making us a leading specialty residential property insurer in the state.

We have been a stable, disciplined provider of residential insurance coverage in Florida for more than 19 years. Our management team founded our company in 2006 to capitalize on dislocation in the Florida residential property insurance market following the 2004 and 2005 hurricane seasons, in which a number of severe hurricanes resulted in record insured property losses and caused a number of national insurance companies to retreat from writing residential property insurance in the state.

Florida has a large and growing population with a growing residential property insurance market. According to the U.S. Census Bureau, Florida was the third most populous state in the United States with 23.4 million residents as of July 1, 2024, and recorded the second fastest population growth rate and second greatest nominal increase in population of all states in the U.S. from 2023 to 2024. Population growth supports growth in the property insurance market, which creates opportunity for insurance carriers with the specialized expertise to profitably underwrite property insurance in the Florida market. Florida is a complex property insurance market with a distinct regulatory environment and risk profile due to its geographic location, population centers concentrated along the coast, and elevated threat of property damage from catastrophic weather events including hurricanes, requiring a tailored approach to providing insurance coverage. We believe that consistently delivering underwriting profits in this market requires a high level of focus and specialization, including localized knowledge, market-specific expertise, granular and analytical underwriting and claims management, extensive historical data, effective use of technology, and a deep understanding of Florida’s regulatory environment – all of which we believe we have developed over our 19-year history writing residential property insurance in Florida.

We believe this expertise is transferable and repeatable in other Southeastern coastal states. Through active monitoring of local market conditions and prudent risk selection and capital allocation, we seek to be a stable and reliable insurance market for our policyholders and distribution partners, and to consistently deliver best-in-class profitability and value creation for our stockholders.

As of December 31, 2024, we had 356,108 policies in-force. For the years ended December 31, 2024 and December 31, 2023, we produced GPW of $767.7 million and $641.0 million, respectively, net premiums written of $194.4 million and $138.0 million, respectively, net income of $39.7 million and $37.8 million, respectively, and adjusted net income of $39.6 million and $37.8 million, respectively. At December 31, 2024, we had total members’ equity of $162.4 million. For a reconciliation of underwriting income and adjusted net income to the most directly comparable GAAP measure, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Business Metrics and Non-GAAP Financial Measures.”

Our history of profitability and prudent exposure management is matched by our commitment to innovation. We have built a technology-forward platform that we believe augments the expertise of our underwriting and claims teams, enhances our access to risk and claims data, accelerates and improves our underwriting and claims decision making, and improves our distribution partner and policyholder interface. Our use of advanced technology solutions covers the insurance process end-to-end, from risk selection and underwriting to streamlined quoting, policy management and claims handling. Our technology and data capture are critical to our ability to monitor our underwriting results at a granular level, timely modify our underwriting criteria and pricing to respond to changing market conditions, and effectively navigate Florida’s historically volatile property insurance market cycles.

We believe the current Florida residential property insurance market presents substantial attractive opportunities for carriers with specialized underwriting and claims expertise, established distribution relationships, advanced technology, and entrepreneurial leadership. Despite historical market-related disruptions and challenges caused by increasing hurricane catastrophe activity and other severe weather events, a general tort environment related to property insurance that led to increased litigation, and reduced insurance capacity as a result of multiple large national insurance carrier exits, we believe the legislative reforms in Florida enacted in late 2022, in addition to AOB reform, which began in 2019, are proving effective at combating historically rampant property insurance legal system abuse and claims fraud, paving the way for a more stable and resilient property insurance market and greater opportunities for us to profitably underwrite residential property insurance in Florida.

Our Business

We seek to leverage our experience, proprietary technology, underwriting expertise and robust claims management capabilities to provide a stable and reliable residential property insurance market for our distribution partners and policyholders, and offer competitive residential property insurance coverages that are appropriately priced for the risk we are taking. All of our insurance policies are written on an admitted basis, meaning our rates and policy forms have been approved by the insurance department of each state in which we sell our policies and our policies are backed by state guaranty funds. Since our founding, we have sought to develop strong relationships with our regulators, which we believe helps us better navigate and adapt to changing market conditions and maintain our targeted profitability levels.

We employ a vertically integrated operating model whereby we control or manage substantially all aspects of insurance underwriting, actuarial analysis, pricing, distribution, and claims processing and adjudication. While some Florida residential property insurance companies have built their business in large part by assuming policies written by state-owned insurers such as Citizens and rely on these assumptions to generate new business, we primarily distribute our products through the “Voluntary Market,” meaning we directly underwrite and sell residential property insurance coverage to single family homeowners and condominium owners. We offer our insurance coverages through multiple distribution channels in the Voluntary Market including independent insurance agents, new construction home builder agents, and national insurance carriers that have restricted their writing of residential homeowners insurance policies in Florida and refer business to us.

In addition to our Voluntary Market business, we also selectively and opportunistically assume polices from Citizens when we believe there is an opportunity to assume policies that fit our underwriting and profitability criteria. From 2014 through 2023, we did not assume polices from Citizens. The Florida legislative reforms in 2022 removed one-way attorneys’ fees, tightened bad faith standards and eliminated excessive AOB, which have led to a decrease in the frequency of non-catastrophe claims in the state. As the legislative reforms impacting the Florida residential property insurance market have taken hold and created what we believe to be a more favorable operating environment for insurance carriers writing in the state, coupled with Citizens raising its rates to be more comparable to the Voluntary Market and our pricing requirements, we have recently capitalized on opportunities to selectively assume policies from Citizens that we believe to be attractive. While we will continue to primarily be a Voluntary Market underwriter and we believe other carriers may choose to re-enter or expand their business in Florida in light of potential attractive take-out opportunities and generally improving market conditions on the back of the legislative reforms in 2022, we believe selectively assuming policies from Citizens in the current market environment can be an attractive opportunity to augment our growth and profitability. As of December 31, 2024, 79% of our in-force polices were from the Voluntary Market and 21% were assumed from Citizens.

We utilize proprietary technology, our deep knowledge of the Florida residential property insurance market, our specialized underwriting expertise and a sophisticated risk management strategy to differentiate ourselves in the market, profitably underwrite attractive property insurance risks and prudently grow our business. We have thoughtfully constructed our portfolio of insurance policies with (i) geographically diverse property exposures within Florida to manage our exposure to catastrophic hurricane and severe weather events impacting particular locations and (ii) risks for which we believe the pricing and terms adequately reflect the catastrophe and attritional non-catastrophe loss potential and present us with the opportunity to earn an attractive underwriting profit. As of December 31, 2024, the geographic distribution of our policies in-force, net in-force premium and total insured values in Florida were as follows:

Writings by Florida County

	As of December 31, 2024
($ in millions) County	PIF(1)	% of Total FL PIF(1)	Net In-Force Premium	% of Total FL Net In-Force Premium	TIV	% of Total FL TIV

Lee	26,379	8%	$78	9%	$14,883	8%

Polk	22,995	7%	$44	5%	$11,482	6%

Orange	22,863	7%	$54	6%	$12,662	7%

Duval	20,598	6%	$38	4%	$10,696	6%

Hillsborough	19,454	6%	$50	6%	$11,646	6%

Pasco	17,327	5%	$38	4%	$10,956	6%

Palm Beach	16,218	5%	$69	8%	$7,176	4%

Osceola	16,185	5%	$35	4%	$8,274	4%

Marion	14,644	4%	$24	3%	$7,204	4%

Brevard	12,588	4%	$32	4%	$6,564	3%

Volusia	12,543	4%	$28	3%	$6,586	4%

Other	145,715	42%	$376	43%	$79,894	42%

Total	347,509	100%	$866	100%	$188,023	100%

(1)	Consists solely of policies in-force in Florida, including 68,844 policies assumed from Citizens in 2024.

Our business is supported by a comprehensive exposure and risk management framework — the cornerstone of which is our robust reinsurance program — that we believe increases the consistency and predictability of our earnings and protects our capital against hurricane and other severe weather-related events. We purchase excess of loss, quota share, per risk and facultative reinsurance from highly rated third-party reinsurers. We have strong relationships with third-party reinsurers, which we believe are a result of our industry experience and reputation for selective and disciplined underwriting. We have historically purchased reinsurance in-line with, and occasionally in excess of, what regulators and rating agencies require and in amounts that we believe are conservative in an effort to minimize the volatility of our earnings and protect our capital.

We closely manage all aspects of our claims adjustment process and strive to adjudicate and settle all non-catastrophe claims with our in-house claims professionals. In the case of catastrophic events, we supplement our internal claims handling resources by contracting with six large national claims adjusting firms to assist our adjusters with the increased volume of claims and ensure timely responses to our policyholders.

We believe our history of profitability operating in the complex, nuanced and historically volatile Florida property insurance market, as illustrated by our GAAP net income from 2008 to 2024 as set forth below, is the result of our specialized risk selection, pricing strategies and claims management capabilities:

($ millions)

Our Competitive Strengths

We believe that our competitive strengths include:

Florida residential property insurance market expertise

Since our founding in 2006, we have principally focused on serving the Florida residential property insurance market. Florida represents over 98.6% of our DPW for the year ended December 31, 2024 and 97.6% of our policies in-force as of December 31, 2024. Throughout our 19-year history, we have maintained a consistent market presence with independent agents and policyholders in Florida, prudently adjusting our underwriting criteria (whether that be based on sub-geographies, home age, or types of home construction, among other factors) and pricing to consistently generate attractive underwriting margins and profits across multiple P&C cycles and Florida property insurance cycles. According to the FLOIR, we are the seventh largest writer of residential property insurance in Florida based on DPW for policies in-force as of December 31, 2024. We believe we have developed a deep understanding of the risks inherent with underwriting residential property insurance in Florida, cultivated strong relationships with distribution partners, reinsurance partners and regulators, and accumulated robust, proprietary underwriting, claims and loss data over our 19-year history to inform our risk selection and pricing.

As market conditions evolve, we use our market knowledge and experience to adjust our underwriting appetite to increase exposure to risks and market opportunities we believe are most attractive within the Florida market and reduce exposure where we believe competition is irrational or where we are not receiving appropriate premium for the risk we are assuming. We believe our established, multi-channel distribution relationships in the Florida market are a differentiator in a market where a number of our peers principally, or in some cases almost exclusively, have relied on assuming policies from Citizens to generate new business as opposed to writing business in the Voluntary Market. We believe our distribution relationships position us to maintain and increase our market share as the residential property market in Florida continues to grow and as the improved regulatory and litigation environment provides attractive new market opportunities. We also believe our expertise from operating in Florida is transferable to other southeastern coastal states.

Disciplined, analytical and tech-enabled underwriting

We believe our underwriting processes and systems support a dynamic underwriting model and exposure management framework that have allowed us to produce attractive financial results in the complex Florida residential property insurance market, as evidenced by our long-term track record of profitability and increasing stockholder’s equity through retained earnings.

We utilize proprietary historical and third-party data to underwrite risks to the rate, terms and conditions that we believe are appropriate. Our granular, risk-level data down to the census block (the smallest geographic unit used by the U.S. Census Bureau for tabulation of 100-percent data) allow for fast, accurate rate determinations and real-time quoting, including catastrophe loss estimates, to quote individual premium rates on high value homes. In addition to this granularity, our systems and processes support rapid regulatory approval and internal rate implementation during our quarterly rate adequacy assessments, enabling us to adjust pricing to protect margins. This has been particularly important in recent years in the face of inflation, the litigation crisis in the Florida property insurance market, and increasing property reinsurance costs.

We believe our investment in technology sets us apart from our competitors and positions us to identify emerging loss trends and to quickly and effectively adapt to changing market conditions. As an example, through enhancements to our data warehouse, we captured and were able to analyze data that identified a “roof crisis” in Central Florida in 2018, in which “roofing scams” significantly increased as contractors sought to file fraudulent damage claims in order to receive insurance payouts. We responded quickly to limit our writings and non-renew policies we believed to be at an elevated risk of loss. By shrinking our business in Central Florida from approximately 60,000 policies in-force at December 31, 2019 to approximately 35,000 at December 31, 2022, we were able to minimize the negative impact of these losses.

Our proprietary technology platform integrates policy issuance, document management, ratemaking, underwriting, billing and data collection into a single system. The system is configurable by our internal technology team, which allows for rapid modifications, and seamlessly integrates APIs from third-party data sources, including BuildFax, LexisNexis, Verisk, and Cape Analytics. We believe that our technology footprint, data fidelity and data capture and analysis capabilities are critical to our ability to consistently generate attractive risk-adjusted underwriting margins in the market we serve.

Fully integrated in-house claims management to rapidly identify and respond to emerging trends

We have a robust in-house claims management function that is responsible for all aspects of our claims adjudication process. All non-catastrophe claims in Florida are handled entirely by our in-house claims team. We believe handling claims in-house allows us to better coordinate between claims and underwriting departments, collect more granular claims data, quickly respond to claims, deliver a consistent agent and insured experience, better control loss and LAE, and implement claims strategies and pursue rate, form, and underwriting actions we believe to be appropriate. We believe our data-driven approach to claims has allowed us to profitably navigate historical loss trends unique to the Florida market, such as losses related to sinkholes, AOBs, roof claims and cast-iron pipe claims. In the case of claims outside of Florida or a catastrophic event in Florida, we supplement internal claims resources by contracting with six large national claims adjusting firms to assist our adjusters with the increased volume of claims to ensure timely responses to our policyholders and to manage claim costs.

When we contract with claims adjusting firms, our in-house claims department oversees and manages the work performed by these firms to ensure claims are being handled to our standards. We believe that our people, systems and organizational structure around our claims management has been a key contributor to our underwriting performance.

Deep relationships with independent insurance agents, national insurance carriers and homebuilder-affiliated insurance agents

We employ a multi-channel distribution strategy in the Voluntary Market to distribute our insurance policies through various channels, including independent insurance agents, national insurance carriers, and homebuilder-affiliated insurance agents. Independent insurance agents represent our largest distribution channel, as measured by GPW production for the year ended December 31, 2024. We have methodically developed our independent agent distribution partnerships in an effort to align the interests of our distribution partners with our desire to write profitable business. We appoint only those independent insurance agents that we believe can consistently produce targeted volumes of quality business for us, and we seek to maintain excellent relationships with this group of agents by being a consistent market for Florida homeowners risks that meet our underwriting appetite, presenting clear underwriting criteria and pricing, paying competitive commissions, ensuring rapid speed to quote, offering consistently high-quality service and expertise, and maintaining financial stability. We carefully allocate capacity to our independent agents to ensure they benefit from our franchise value and do not experience a cannibalizing level of competition from other independent agents with an American Integrity appointment. In return, we expect our agents to work with us to develop business plans and incentive programs that align with our underwriting goals. This has allowed us to be a reliable, consistent partner to our agents over time and aligns their incentives with our business objectives. Independent agents have the ability to write business with other insurance carriers, and we compete for their services with other carriers based on a variety of factors including quality of service, responsiveness to policy submissions and claims, tenure and reputation in the market, financial strength, as well as the products, pricing and commissions that we offer. We believe the strength of our independent insurance agent relationships are a differentiating factor in the Florida market, where we believe a number of carriers have relied – in some cases exclusively – on assuming policies from Citizens as their primary source of new business and have made limited investment in independent agent distribution or other distribution channels. We believe our distribution relationships position us for more predictable policy and premium growth, stronger policy retention rates, and superior underwriting results across P&C insurance and Florida property market cycles.

We have developed partnerships with national insurance carriers who restrict their writing of residential homeowners policies in Florida, including Allstate, American Family, Farmers, Liberty Mutual, The Hartford (AARP), Progressive and USAA, to offer residential property insurance to their customers who are also seeking Florida residential property insurance coverage. We recently added partnerships with affiliates of Horace Mann Educators Corporation and South Carolina Farm Bureau Insurance. We handle all underwriting, pricing and claims management of these policies, and all policies are offered on our policy forms and are solely adjudicated by us. We believe these relationships provide attractive new business growth opportunities incremental to our writings through the independent agency channel. The national carriers benefit from our partnership due to their enhanced ability to service their existing policyholders in need of homeowners insurance in Florida, creating strong and strategic alignment.

We also have developed strong relationships with retail insurance agents affiliated with homebuilders to increase our access to the new home construction market, which has seen substantial growth in Florida in recent years. These new homes are required to comply with the latest building codes and standards, allowing us to generally offer more competitive risk-adjusted rates while maintaining our targeted profitability in our book of business. We have completed technology integrations with new construction builder agencies in order to better integrate into their business and serve their needs. We believe this distribution channel will continue to grow as a result of continued strong population growth within Florida, a lack of available existing home supply, and the resulting increase in new home building. Many of our homebuilder partnerships operate in additional Southeastern coastal states and we will look to leverage these relationships as we selectively expand our geographic footprint.

Sophisticated risk transfer program with high-quality third-party reinsurers

We purchase third-party reinsurance to help manage our exposure to catastrophic weather events. Our relationships with our reinsurers, all of whom have a financial strength rating of “A-” or better by A.M. Best or for which we hold collateral equal to 100% of the reinsurance limit or recoverable, have been developed over time as a result of our extensive experience and reputation for selective underwriting in the Florida market. Our financial strength, underwriting results and the long-term relationships between our organization and our reinsurance partners have resulted in consistent reinsurance capacity across P&C insurance and Florida property insurance cycles. We regularly assess and adjust our reinsurance structure as we see necessary to optimize the effectiveness of our reinsurance program. We currently utilize quota share, facultative, property per-risk and excess of loss reinsurance to provide significant levels of balance sheet and earnings protection, and to support the size of our in-force premium and insured exposure relative to our capital base.

Strong balance sheet and capital position

We have supported the capital needs of our business and grown our members’ equity to $162.4 million at December 31, 2024 through consistent profitability and the accumulation of retained earnings. We have achieved this without raising outside equity capital beyond our initial capitalization of $10.3 million in 2007, while also paying $64.9 million in aggregate profit distributions to our equity owners from our inception through December 31, 2024.

We have a conservative investment portfolio managed by Goldman Sachs Asset Management, LP that is focused on highly-rated, short-duration investment grade fixed income securities, a strong reinsurance program and conservatively booked reserves. In addition, we have only $1.0 million of debt on our balance sheet as of December 31, 2024.

Our strong capitalization is a critical component to our relationships with our policyholders, distribution partners, and reinsurance partners who value our financial strength and the stability of our balance sheet. We endeavor to maintain and continue to enhance our strong capital position through the accumulation of retained earnings, our utilization of third-party reinsurance, and our conservative investment strategy and reserving strategy.

Experienced, entrepreneurial and financially aligned management team with a track record of success in the Florida homeowners insurance market

We have a deep and experienced management team with expertise spanning underwriting, claims, technology and insurance operations that we believe has been integral to our past performance and will help drive our long-term success. Our management team has remained largely consistent since our founding in 2006, with an average of more than 10 years with the Company and has deep expertise in the Florida property insurance market. Our team is led by industry veteran Robert Ritchie, who has served as Chief Executive Officer since our founding in 2006, along with our Chairman, David Clark. Jon Ritchie, our President, has been with the Company since 2009, and Ben Lurie, our Chief Financial Officer, has served in a variety of different roles, including Director, Vice President and Secretary, with the Company since 2017. Many of our employees and members of our senior management team have worked together to build our Company from a start-up to one of the largest personal residential insurance writers in Florida. Our management team members have a significant equity ownership interest in our business aligning their financial interests with stockholders. After giving effect to this offering, management will own over   % of the Company’s Common Stock.

Our Strategies

We believe that we will be able to continue to successfully leverage our strengths to execute the following business strategies:

Capitalize on historic recent regulatory reform in Florida by profitably growing new business

We believe we are well-positioned to take advantage of favorable trends in our existing primary market of Florida to grow the amount of new premiums we write and generate additional revenue. We believe the significant regulatory reform bills passed in December 2022 by the Florida legislature are significantly improving the property insurance underwriting environment in the state, allowing us to pursue additional new business opportunities that in the past did not meet our underwriting and profitability criteria. We have started – and expect to continue – to judiciously broaden our risk appetite as a result of these reforms, including underwriting older properties where we believe the pricing and terms adequately reflect the risk we are assuming and broadening our presence in certain counties where we have significantly limited our writings in the past due to the historical litigation environment. We expect to achieve this growth primarily with our existing distribution partners with whom we have built strong relationships to access business that we believe is desirable and profitable. We expect to continue to deepen our penetration of the Florida market by leveraging and growing these strong distribution relationships and employing sophisticated technology to select and underwrite risks that meet our underwriting and profitability criteria. In addition, as recent regulatory reforms continue to create a pathway to a more stable Florida property insurance market, we are seeing opportunities to further accelerate our growth by assuming policies from Citizens that fit our underwriting and profitability criteria. For example, in 2024, we assumed 68,844 policies from Citizens. We will continue to be thoughtful and opportunistic in our pursuit of market opportunities and growth in Florida, without compromising on our commitment to, and unwavering focus on, profitability.

Consistently deliver profitability across P&C market cycles

We are a disciplined, underwriting-driven company with an unwavering focus on profitability. Despite many years of costly catastrophe events and periods of elevated attritional losses for the P&C industry as a whole, and particularly the Florida property insurance market where we principally operate, we have produced a positive return on equity in every year since our inception except two: 2018 and 2020. We have always sought to effectively manage the P&C insurance cycle and Florida property cycle since our inception to consistently deliver best-in-class underwriting results and profitability. We utilize the data we collect and analyze from our operations, combined with our view of the current P&C market and residential property insurance cycle dynamics, to adjust rates, forms, and various other underwriting criteria to optimize our new business writings.

We believe we identified and addressed Florida-wide residential insurance litigation trends earlier than many of our competitors, which has contributed to multiple years of strong underwriting outperformance compared to the broader Florida residential property insurance industry. While the industry experienced over $6.9 billion in underwriting losses between 2017 and 2024, and nearly a dozen insurance companies focusing on the Florida residential property market failed during that time period, we were profitable in every year except two, generated cumulative net income of $121.2 million, and maintained a strong, stable balance sheet with no decreases in statutory surplus. We believe these results are a testament to our disciplined approach and primary focus on stability and profitability, with a secondary focus on growth.

Retain more of the profitable premium we underwrite

In addition to our comprehensive catastrophe reinsurance program, we have historically purchased quota share reinsurance covering all business we write. Under our current NCQSR arrangements, we cede 40% of our GPW, net of premium ceded under our catastrophe excess of loss reinsurance agreements but prior to other reinsurance agreements. Our NCQSR arrangement was established to allow us to increase our GPW at a time when we believed other forms of capital were less attractive. Over time, the benefit we received from the quota share has diminished as reinsurance costs have increased industry-wide, non-catastrophe weather losses we have incurred have declined, and interest rates have increased magnifying the lost net investment income on premium we cede under the quota share. We may reduce our use of quota share reinsurance in the future and retain more of the premium we currently write on a net basis. Any decision to retain more premium would be based on various factors including P&C market conditions, our capital position, the cost of reinsurance and interest rates, among others. Under our current quota share reinsurance agreement, we are able to reduce the amount of business we cede, or eliminate the quota share entirely, at no cost. We believe retaining additional premium we already underwrite can be an attractive and profitable use of capital given our extensive existing knowledge of this business and its historical underwriting performance.

Continue to purchase conservative third-party catastrophe reinsurance coverage

We intend to continue to purchase an appropriate level of catastrophe reinsurance as we seek to reduce the volatility of our earnings and protect our balance sheet from the impact of potential weather-related catastrophe events. Our current catastrophe reinsurance program is indicative of the type of conservative catastrophe protection that we believe to be appropriate. Using multiple FLOIR-approved models and as a result of management’s internal practices and the requirements of rating agencies, we have historically sought to buy to a 1-in-130 year PML level, meaning we buy the amount of reinsurance necessary to protect us in the event of the occurrence of a storm of a severity expected to occur only once in a 130-year period.

Over our 19-year history, we have developed strong relationships with reinsurers rated “A-” or better by A.M. Best. We have been rewarded by our reinsurers for our disciplined underwriting and consistent profitability with consistent capacity, including in reinsurance markets in which it has been challenging for many of our peers to obtain adequate reinsurance coverage. We view our reinsurers as long-term partners and seek to maintain positive relations with them to ensure we have adequate reinsurance capacity in future years. Historically, we have prioritized the consistency and sustainability of our earnings over the long term above maximizing earnings in any particular year when constructing our reinsurance program, and we intend to maintain this strategy going forward.

Continue to invest in and leverage data and technology that we believe enhance our decision making, increase our profitability, and strengthen our competitive advantages

Our integrated technology infrastructure and data capture capabilities allow us to efficiently manage various processes across our platform, improve real-time visibility into market trends, lower costs, and realize operating leverage as we scale. Our platform is purpose-built to cohesively integrate each of our technology solutions with one another, creating a proprietary full-stack insurance platform that allows us to balance and integrate the complete insurance process from underwriting and quoting through claims management and adjudication.

We intend to continue to develop our technology platform and capture additional data that we believe will allow us to continue to identify, price, and write the risks that meet our underwriting and risk management criteria. This entails utilizing real-time proprietary and third-party data integrations in both the ratemaking and front-end underwriting process to make efficient, data-driven underwriting and management decisions. We believe our advanced technology is a differentiator in the markets where we operate and positions us well for profitable growth.

Deepen distribution relationships to increase Voluntary Market writings

We intend to continue to execute on our multi-channel distribution strategy partnering with independent insurance agents, national insurance carriers and homebuilder-affiliated insurance agents. We have built our business and technology with the critical importance of our distribution partners in mind, and we believe that creating strong alignment with our distribution partners drives better growth, profitability, and a stronger operating model.

As an insurer committed to the independent agency distribution model, we seek to offer meaningful insurance capacity within the confines of our underwriting guidelines to a select group of agents. In each market we serve, we seek to align ourselves with selected agents that provide us a meaningful portion of their overall business. This allows us to manage these distribution relationships based on key corporate priorities and performance indicators, including volume of new business writings, loss ratio, and policy retention. We believe that working with our agency partners to achieve these goals is critical to our growth and continued underwriting success. At the same time, we recognize that it is important to have a balanced source of distribution. We expect to continue to selectively expand our distribution relationships to new independent agents, national insurance carriers and homebuilder-affiliated agents.

We believe our strong distribution relationships in the Voluntary Market have provided us access to superior risks and enable us to produce more sustainable growth across P&C insurance market cycles.

Selectively assume policies from Citizens

Citizens is the largest homeowners insurer in the state of Florida as measured by premium in-force and acts as the state-owned insurer of last resort. It is incentivized by the state to transfer policies from its books to the private market in order to reduce systemic risk to the insurance market. See “Business—Citizens Depopulations” for more information. Over the 10 years leading up to 2024, we did not believe that there were opportunities to assume policies from Citizens, also referred to as “depopulations” or “take-outs,” that met our underwriting and profitability criteria. The last take-out we pursued prior to 2024 was in 2014. We believe the combination of Citizens raising its rates, an improved level of underwriting data disclosed by Citizens on its in-force portfolio, and the legislative reforms passed in 2022 and 2023 have significantly changed the Citizens depopulation economics based on our experience and understanding of the Florida market, and created opportunities for us to assume policies that fit our underwriting and profitability criteria. We are selective when we pursue policy assumptions from Citizens, and each policy we consider assuming from Citizens is run through our rigorous underwriting and profitability criteria, including assessing the county and location of the underlying risk, to determine its attractiveness, a process which is similar to our underwriting in the Voluntary Market. While we measure the attractiveness of “take-out” opportunities based on our long-term profitability expectations of the policies we assume, take-outs can generate significant near-term earnings as (i) the cost of policy acquisition is lower than in the Voluntary Market as we do not pay upfront agent commissions on policies assumed from Citizens, as compared to writing business in the Voluntary Market where we also have to pay commissions (generally 12%) to our distribution partners upfront, and (ii) we are not required to purchase reinsurance on the policies we assume until our reinsurance program renews on the subsequent June 1st. Generally, we are able to price take-out policies above the price we would offer in the Voluntary Market. Because the policies we assume from Citizens go through our underwriting processes, we expect them to have a similar risk-return profile to the policies that we write in the Voluntary Market. We participated in four take-out opportunities in 2024, assuming 68,844 policies that fit our underwriting and profitability criteria, and we believe provide an attractive opportunity in light of recent legislative reforms. As of December 31, 2024, 21% of our policies in-force were assumed from Citizens representing 24% of our premiums in-force. We will continue to selectively pursue Citizens take-out opportunities if we feel there is an opportunity to assume policies that align with our underwriting and profit criteria based on the profile of the underlying risk.

Our History

AIIG LLC was founded in 2006 as an insurance holding company by our Chief Executive Officer, Robert Ritchie, in partnership with our Chairman, David Clark, to capitalize on the Florida homeowners insurance market dislocation following the 2004 and 2005 hurricane seasons.

In 2006, Sowell & Co. capitalized us with an equity investment of $10.3 million, which remains the only equity investment that has been made into the business to date. Sowell & Co. is a family office founded in 1972 by James E. Sowell to pursue real estate, oil and gas, and private equity investments. The firm invests the capital of its principals and does not have a drawdown fund structure with a finite life, enabling it to have a longer-term investment horizon and aligning its interests with those of management. As of December 31, 2024, our members’ equity had increased to $162.4 million. Our growth in members’ equity was generated entirely through retained earnings, representing a compound annual growth rate of approximately 16.8% over 19 years. Additionally, since our formation in 2006 through December 31, 2024, we have paid our members $64.9 million of aggregate profit distributions, excluding distributions related to flow-through tax liabilities. The compound annual growth rate of our members’ equity inclusive of cumulative profit distributions was 19.0% over the same 19-year period.

In March 2007, we commenced operations and were approved to assume up to 165,000 policies from Citizens, of which we assumed a select portion based on a number of criteria including historical performance and our expectations for future profitability, geographic spread of risk and prospects for retention. This initial “depopulation” allowed us to gain scale in the Florida market immediately and in a cost-efficient manner while also providing us time to establish relationships with distribution partners to write in the Voluntary Market. We have participated in additional depopulations from Citizens in each of 2007-2010, 2012-2014, and 2024.

In 2008, we began writing business in the Voluntary Market and have since principally focused our efforts in expanding our volume of policies written through the Voluntary Market. As of December 31, 2024, 79% of our policies in-force were originated by us in the Voluntary Market representing 76% of our premiums in-force.

Since our founding in 2006 we have grown profitably to become a leading provider of residential property insurance in the state of Florida. Throughout our history, we have introduced new products or expanded into additional products relevant to our market in response to policyholder demand and based on our existing underwriting expertise which have strengthened our market presence and relationships with our distribution partners. As an example, in 2010, we began offering insurance for vacant properties in the wake of the global financial crisis, and we were the first admitted carrier in Florida to do so. In 2014, we began to underwrite high-value homeowners and condominium owner’s policies in Florida. In 2018, we began to underwrite coverage for small watercraft in Florida. We may introduce new products and/or expand into additional products in the future.

Corporate Structure

As a holding company, we wholly own five subsidiaries, which include our admitted insurance company, AIICFL, and four subsidiaries that provide various services exclusively to AIICFL. We established each of these subsidiaries in conjunction with our formation in 2006. While our statutory capital and all insurance policies reside at AIICFL, our core operations relating to risk selection, underwriting, claims, brokerage and reinsurance are performed by our other subsidiaries. This structure provides enhanced profit opportunities and capital flexibility for our holding company which we believe benefit our stockholders.

Our subsidiaries include the following:

American Integrity Insurance Company of Florida, Inc. (AIICFL) operates as a Florida-domiciled admitted insurance company with licenses to write business in Florida, Georgia and South Carolina. AIICFL is regulated by the FLOIR. While most of our core operations are performed by our other subsidiaries, our accounting employees are employed by AIICFL.

American Integrity MGA, LLC (AIMGA) operates as a Texas domiciled managing general agency to produce, underwrite, negotiate, bind and administer policies on an exclusive basis for AIICFL. Most of our employees, including our sales, underwriting, product development and marketing employees, are employed by AIMGA.

American Integrity Claims Services, LLC (AICS) manages all non-catastrophe claims for AIICFL and, on an as needed basis, contracts with third-party claims services providers to manage and oversee catastrophe claims. Our claims employees are employed by AICS.

Pinnacle Analytics, LLC (Pinnacle) is responsible for performing ongoing reinsurance related analytical and modeling work for the benefit of AIICFL. Using proprietary tools and technology, Pinnacle monitors, updates and assesses data and information that is available to us in connection with recent events (e.g., storms and other related weather events, regulatory changes and impacts, etc.) to analyze their potential impact on AIICFL’s results of operations, including its various reinsurance programs.

Pinnacle Insurance Consultants, LLC (PIC) acts as the agent of record of policies that are assumed from Citizens and are not already affiliated with an independent insurance agent.

The following diagram depicts our ownership structure prior to the Corporate Conversion and consummation of this offering.

Products

We offer a broad set of homeowners and related property and casualty insurance products that we believe provide us attractive premium growth and profit opportunities. Our diversified product set provides coverage for homeowners, condominium owners, manufactured homeowners, landlords and investors principally in Florida, but also in Georgia and South Carolina and we insure perils including wind and hail events, water damage, fire and liability.

Our primary product is homeowners insurance where we focus on owner-occupied single family homes, high value homes and condominium units that fit our target underwriting profitability hurdles. Our dwelling policies insure rental, seasonal, investment and other non-owner-occupied properties. We are one of the select few carriers in Florida that offers a specific policy for vacant homes, a policy which we developed in 2010. We also offer coverage for manufactured homes with a focus on newer model homes that are in gated communities.

The following charts represent our product mix as of December 31, 2024:

Net In-force Premium	Policies In-force	Total Insured Value

MH = Manufactured Home. DP = Dwelling Property. HO = Homeowners. Other = Watercraft, Golf Cart and Other(1)

(1)	“Other” includes Umbrella policies, which are no longer written and represent legacy Umbrella policies underwritten by AIICFL

We issue these products on nine distinct policy forms, which are as detailed as follows:

	Product Description		Coverage
Homeowners (“HO”)	HO-3	• Covers homes, other structures on property, personal belongings, and additional living expenses • Offers liability and medical payment protection	• Coverage A $150,000 up to $5,000,000 • Coverage B 1% up to 70% of Coverage A • Coverage C 25% up to 70% of Coverage A • Liability $100,000 up to $500,000
	HO-4	• Renters policy that protects finances and belongings against unfortunate events like theft or fire	• Coverage C $10,000 up to $250,000 • Liability $100,000 up to $300,000
	HO-6	• Condo/co-op policy that covers permanently attached structures within the unit, personal property, loss of use, personal liability and medical payments	• Coverage A $25,000 up to $1,000,000 • Coverage B 1% up to 70% of Coverage A • Coverage C $0 up to 70% of Coverage A • Liability $100,000 up to $500,000
Manufactured Home (“MH”)	MH

•  Adult park, family park, subdivision, or private property

•  Policy designed for homes that are built in a factory then transported

•  Provides protection against damage to the insured home or its contents and general liability from injuries or damages that occur on the property

• Coverage A $75,000 up to $750,000 • Coverage B $0 up to 10% of Coverage A • Coverage C 50% up to 100% • Liability $50,000 up to $500,000
Dwelling Property (“DP”)	DP-1	• Most basic coverage offered • Best suited for those who are looking for the minimum coverage on their property • Policy is available for tenant-occupied homes	• Coverage A $100,000 up to $500,000 • Coverage B 10% up to 70% of Coverage A • Coverage C $0 up to 70% of Coverage A • Liability $100,000 up to $300,000
	DP-1 Vacant	• 12-month policy for unoccupied homes	• Coverage A $100,000 up to $1,500,000 • Coverage B 10% up to 70% of Coverage A • Coverage C $0 up to $10,000 • Liability $100,000 up to $300,000
	DP-3	• Greatest protection for rental (non-owner occupied) or owner-occupied homes • Offers greater protection than basic fire and wind (DP1)	• Coverage A $150,000 up to $1,500,000 • Coverage B 1% up to 70% of Coverage A • Coverage C $0 up to 70% of Coverage A • Liability $100,000 up to $500,000
Specialty	Watercraft	• Designed for sailboats, bass boats, pontoons, cruisers, personal watercraft (such as wave runners and jet skis), etc.	• Hull Value $1,000 up to $300,000 • Trailer Value $1,000 up to $10,000 • Personal Effects $1,000 up to $10,000 • Liability $50,000/$100,000 or $100,000 CSL up to $500,000/$500,000 or $500,000 CSL
	Golf Cart	• Standalone insurance policy for golf carts

•  Up to and including $25,000 value

•  Bodily Injury Liability $10,000/$20,000 up to $250,000/$500,000 or CSL of $300,000 or $500,000

•  Property Damage Liability $10,000 up to $250,000

•  Uninsured Golf Cart Bodily Injury Liability $10,000/$20,000 up to $500,000/$500,000

•  Medical Payments $1,000 up to $10,000

In addition, we provide a variety of endorsements and supplemental products that provide policyholders with value-added coverage enhancements. We offer optional endorsements on our HO-3 and HO-6 policies that provide higher levels of standard coverage and optional coverages such as personal injury, animal liability, identity recovery and golf cart physical damage and liability. We also offer access to flood insurance through a partnership with Wright National Flood Insurance Company and home systems and equipment breakdown protection through a strategic alliance with Hartford Steam Boiler. We receive a fee for marketing these supplemental products and do not assume underwriting risk.

Our product team assesses our product offering on a quarterly basis to continuously monitor our products’ positioning and the value proposition of our product portfolio. As an admitted carrier, in the markets where we currently operate, all rate filings are made public, enabling our product team to closely track competitive trends by our peers across geographies on a monthly basis. We use this information, in conjunction with actuarial analysis, to adjust our pricing strategy and identify classes of business we believe are attractive and which we may want to enter. By using sophisticated data capture and business intelligence, we can implement ratemaking decisions based on various underwriting, behavioral and loyalty considerations to respond quickly to competitive trends and profitable market opportunities.

On an ongoing basis, we evaluate the development of new products that may provide attractive growth opportunities and meet our target underwriting profitability hurdles. We seek to introduce new products that complement our existing product offering, seamlessly integrate into our existing operations and enable our distribution partners to better serve their clients. For example, we are currently exploring the development of a commercial residential property product focused on condominium buildings, which leverages our existing condominium expertise and distribution relationships in order to expand into a complementary and underserved market.

Marketing and Distribution

Our multi-channel approach to marketing and distribution is a cornerstone of our success. By strategically investing in preferred distribution relationships and leveraging our expertise in Florida’s niche homeowners insurance market, we have built a differentiated business model that drives growth and profitability.

We distribute our products primarily through the Voluntary Market, which includes partnerships with independent agents, national and regional insurance companies, homebuilder-affiliated agents, and direct-to-consumer channels. Additionally, we selectively assume policies from Citizens that fit our underwriting and profitability criteria. Our diversified distribution strategy mitigates risks, reduces reliance on any single channel, and enables us to reach more potential policyholders. Of our $875 million total premium in-force as of December 31, 2024, $661 million in-force premium comes from the Voluntary Market representing approximately 76% of our total premium in-force.

Channels of Distribution

Independent Agents

Independent agents represent our largest source of new policy origination. These agents are carefully selected based on criteria such as geographic focus, expertise, and alignment with our underwriting priorities. Our internal sales force uses a data-driven approach to incentivize agents to align their business goals with ours by setting performance targets related to loss ratio, retention, volume and other key underwriting metrics. We have approximately 850 independent agent partners through which we source business. These agents have been carefully chosen and capacity is selectively offered by geography, among other criteria, to ensure we do not saturate any particular geographic market with our capacity. Overall, policies produced by independent agents represent $519 million of in-force premium, or approximately 59% of our total in-force premiums as of December 31, 2024. Our largest agency relationship represents approximately 5% of our of in-force premiums. Our growth strategy includes focusing on growing high-potential strategic accounts in Florida, which represent nearly $174 million of in-force premiums as of December 31, 2024.

Homebuilder Affiliated Agents

We have partnered with insurance agencies affiliated with national homebuilders such as D.R. Horton, KB Home, Lennar, Toll Brothers and Pulte. These partnerships allow us to capture a growing market for new-construction homes, which are particularly attractive due to their higher safety standards and technologically advanced risk-mitigation features, such as smart home systems. Our builder-affiliated agencies represent $63 million of in-force premium, or approximately 7% of total in-force premiums as of December 31, 2024, which has grown by over 480% since 2021. We offer quotes to purchasers of single-family homes within days of purchase contracts, which creates a competitive advantage. Additionally, we aim to leverage our homebuilder agent relationships to support our growth in South Carolina and Georgia.

Insurance Companies

We have developed partnerships with national and regional personal lines carriers in the United States, especially those carriers limit the amount of homeowners insurance they write in Florida due to elevated risk of losses from hurricanes and A.M. Best’s negative treatment of catastrophe exposure. We have developed strategic relationships with insurers such as, American Family, Farmers, Liberty Mutual, The Hartford (AARP), Progressive and USAA and regional carriers such as Horace Mann Educators Corporation and South Carolina Farm Bureau Insurance. These partnerships allow insurers to provide homeowners coverage for their policyholders in Florida on our paper while cross-selling private passenger auto and other insurance on their paper. Policies generated through insurance company partnerships account for approximately $45 million of in-force premiums, representing approximately 5% of total in-force premiums as of December 31, 2024, which has increased by over 150% since 2021. As we grow, we aim to maintain mutually beneficial relationships with a focus on long-term profitability; utilize in-house systems, products, and underwriting guidelines to ensure seamless integration with these partners’ agencies; and enter into new company alliances.

National Agencies

This distribution channel represents agencies that operate at a national level, and include mortgage-related agencies, national brokers and InsurTech agencies, such as Goosehead Insurance, Guaranteed Rate Insurance, Matic and Blend Insurance. Many of these national agents focus on building relationships with mortgage companies and brokers to produce a point-of-sale book of business. Premiums generated through national agencies represent $34 million of in-force premiums as of December 31, 2024, representing approximately 4% of total in-force premiums as of December 31, 2024. This channel has grown over 200% since 2021 and has helped support our growth into other Southeastern coastal states. We aim to invest in partnerships with tech-enabled agencies to lower customer acquisition costs and streamline policy issuance at the point of sale. The table below shows the diversification of our distribution over the past four years with our business that we write in the Voluntary Market.

Voluntary In-force Premium Channel	2021	2022	2023	2024

Independent Agents	$390,573,066	$466,624,032	$531,020,714	$518,948,729

Homebuilder Affiliated Agents	$10,856,880	$16,159,555	$34,770,868	$62,979,829

Insurance Companies	$17,843,369	$31,350,203	$41,544,546	$45,232,533

National Agencies	$11,073,500	$20,670,858	$30,118,604	$34,172,754

Total Voluntary In-force Premium	$430,346,815	$534,804,648	$637,454,732	$661,333,845

Citizens	$30,955,106	$31,402,552	$34,536,100	$213,923,356

Total	$461,301,921	$566,207,201	$671,990,832	$875,257,201

Voluntary In-force Premium Channel	2021	2022	2023	2024

Non-Independent Agents	$39,773,749	$68,180,616	$106,434,018	$142,385,116

% of Total Voluntary In-force Premium	9%	13%	17%	22%

Independent Agents	$390,573,066	$466,624,032	$531,020,714	$518,948,729

% of Total Voluntary In-force Premium	91%	87%	83%	78%

Total Voluntary In-force Premium	$430,346,815	$534,804,648	$637,454,732	$661,333,845

Citizens Depopulations

We opportunistically review and, from time to time, may assume policies from Citizens through the depopulation process, although this is not a primary focus of our policy acquisition efforts. We view pursuing depopulations as an opportunistic strategy to grow our business so long as the policies we assume fit within our underwriting and profitability criteria. Most recently, we pursued four separate depopulations in 2024, as we determined that the policies we could assume through these depopulations were attractive from a geographic, structural, underwriting and profitability perspective. Since most of the policies assumed in 2024 were assumed after the end of hurricane season, we viewed these policies to have had minimal near-term catastrophe risk, and since these assumptions occurred after our reinsurance renewal date of June 1, they were covered by our existing reinsurance program at no incremental cost, thereby providing an attractive near-term profitability opportunity in addition to a longer-term opportunity to profitably grow and compound book value and earnings. Overall, policies assumed from Citizens represent $214 million of in-force premiums as of December 31, 2024, representing 21% of our policies in-force and 24% of our premiums in-force as of December 31, 2024. As the pricing gap between our policies and Citizens policies continues to narrow in part due to the new regulatory reform passed at the end of 2022, we expect there to be additional opportunities to assume policies from Citizens.

Underwriting

A disciplined underwriting focus, made possible by proprietary data and bespoke technology systems, is central to our continued success. We continually optimize our rates, forms and point-of-sale underwriting guidelines based on real-time market conditions. We rely on data derived from our technology, our internal processes and our experienced management team to identify trends and modify these underwriting elements accordingly.

Policy Rates

We believe we have a differentiated capability to determine rates at a more localized and granular level than many of our competitors. Our technology system enables us to set rates at the census block level, which we believe provides for highly accurate rate setting and risk selection. We couple this with other attributes tracked in our technology system, including structure characteristics, to enhance our underwriting capabilities. We collaborate with our technology team to implement new rates quickly in response to changing market conditions. Our sophisticated technology system, premier reputation in the market and longstanding relationships with preferred agencies result in our ability to charge rates above the average in our market to ensure long-term profitability. We make pricing decisions that align to acceptable levels of rate adequacy from a regulatory perspective and work effectively with regulators to get necessary filing approvals.

Policy Forms

Although we offer policies under an admitted form, we retain the ability to modify forms with the approval of the FLOIR. We maintain good relations with the FLOIR and believe our track record of making timely, innovative form changes has been a material contributor to our success. Selected examples include:

Roof Wear and Tear. After the Sebo v. American Home Assurance Company ruling in December 2016 determined that claims alleging concurrent losses due to covered and excluded perils could be covered if the policy language did not include language disallowing such claims, we gained approval for a “roof wear and tear” clause that returned our policy contract to a pre-Sebo standard by specifying that damage from a non-insured cause would not be covered.

Cast Iron Pipes. In 2019, our claims department noticed a significant increase in the number of claims related to cast iron pipes, which are particularly susceptible to corrosion in Florida due to the state’s high temperatures and humidity. While low in frequency, these claims have the potential to be significant in severity. Our underwriting team promptly received approval from the FLOIR to modify our policy contract to eliminate this uncovered exposure.

Roof Actual Cash Value. The historic reforms passed by the Florida legislature in December 2022 did not include a return from a “replacement cost” to “actual cash value” standard, exposing us to the possibility of additional Sebo-type claims by requiring us to cover replacement costs regardless of wear and tear occurring over time. Our underwriting team was able to gain approval for a substantive policy form change which includes language to address this issue.

Binding Arbitration. In early 2022, the FLOIR approved our offering of a policy endorsement that offers policyholders a discount of up to 20% in exchange for agreeing to a binding arbitration claims dispute resolution process outside of the court system. The Florida Legislature later codified this into law in Senate Bill 2A in December 2022, and it has prevailed in numerous court challenges. We view this favorably as it benefits our customers with discounts, and settling disputes outside of a court room with a jury partially insulates us from the uncertainty of potentially disproportionate verdicts whereby courts award plaintiffs with compensation well in excess of amounts insurers are contractually obligated to pay customers. Since we first enacted this endorsement, approximately 31% of our policyholders have signed up for it as of December 31, 2024.

Underwriting Guidelines and Filters

Our distribution partners utilize our technology system to quote and bind policies. Our policy administration system incorporates proprietary rating algorithms, underwriting criteria and filters, and third-party data sources to approve only those risks that meet the rigorous underwriting standards of the Company. These standards also manage concentration risk such as the number of residences we insure within the same county, census block, city, and zip code.

Our underwriting department consists of 19 underwriters and 35 client services and billing specialists. Underwriters are assigned to territories in order to specialize and better recognize geographical trends. Our underwriting team uses rules-based algorithms to make an underwriting decision on a majority of policies, with only a limited percentage of policies requiring a decision by an underwriter.

Our policy administration system generates automated quotes, which our underwriters have the authority to manually modify if our distribution partner believes there to be an error in the quote. As the quality of our third-party data and algorithms have improved, the occurrence of needing to manually modify quotes has decreased from approximately 9.0% of quotes for the month of January 2024 to approximately 7.8% of our quotes for the month of December 2024.

Our underwriting team and field sales professionals work closely together, reviewing the portfolios of our independent agent partners and communicating with these agents about any mix of business changes that are needed for achieving profitable growth. We work on agency optimization plans in those cases that involve targeting non-renewals and adjustments to new business mix. Occasionally, we will terminate an agency relationship based on performance standards.

Additionally, our underwriters, working in conjunction with our actuarial and product teams, constantly evaluate our in-force renewal portfolio to ensure these risks continue to meet our current underwriting standards from a rate, guideline and reinsurance perspective. We utilize multiple technology tools to analyze our book of business. Our proprietary data warehouse feeds data into these platforms, which enables us to enhance our underwriting, predict the frequency and severity of catastrophe events, and streamline our claims adjudication. We will target system wide non-renewals of unprofitable business when needed.

Catastrophe Modeling

We incorporate sophisticated catastrophe modeling into our underwriting process and coordinate with our risk management and actuarial departments to ensure our book of business is properly diversified. We are fully self- sufficient from a catastrophe risk analysis perspective and perform these functions in house. Our risk management department regularly analyzes our in-force portfolio to ensure the spread of risk is optimal and aligns with our current strategy. This team leverages the software licensed including Touchstone from AIR (Verisk), Risk Modeler from RMS (Moody’s), RiskInsight from Karen Clark & Company, and Opterrix for weather data along with policy concentration analysis. We also carefully monitor catastrophe events in real time utilizing live event technology functionality which aids in predicting both frequency and severity of catastrophe events to assist with claim adjudication and proper notification to our reinsurance partners.

Claims Management

Our claims department consists of 61 employees who handle all non-catastrophe claims and a portion of catastrophe claims. The claims department is fully integrated with our actuarial, underwriting and product teams to ensure effective communication of any meaningful loss trends.

Our technology automatically assigns incoming claims to adjusters based upon skillset of the adjuster and characteristics of the claim. This allows for the adjudication process to begin sooner and reduces the need to reassign claims in the future. Settlement authority increases with seniority within the department, and our policy administration platform automatically adjusts ownership of the claim as reserves thresholds are surpassed. This allows for streamlined service for the policyholder while retaining control and oversight of the loss facts as severity increases.

Further, our technology allows for automation of letter creation to decrease the potential for human error when drafting claim correspondence with policyholders. The system allows for the automated input of key claim characteristics, applicable dates, and most importantly, underlying policy language and terms.

For large-scale loss events, such as hurricanes, we utilize third-party adjusting partners who are carefully selected through an annual RFP process. Despite using third-party adjusting partners, these catastrophe claims are still closely managed by the claims department to ensure consistency and accuracy of our claims handling.

Our litigation department consists of an additional 30 employees, including eight licensed attorneys as of April 8, 2025, which has decreased substantially since 2024, as the recent legislative reforms have reduced our frequency of non-catastrophe claims. These employees and attorneys handle all litigated claims either internally or in conjunction with third-party panel counsel partners. We seek to reduce our litigation expenses by settling claims for the amount that we believe we owe. This department also manages all liability claims regardless of litigation status. We are able to manage most claims in-house and only utilize assistance, at times, from third-party administrators following larger catastrophe storms. We believe by maintaining in-house litigation and claims management teams, we can achieve synergies that would be unavailable if these functions were outsourced to third parties.

Subrogation is a component of our total net reserves for losses and LAE. There has been an increase in our efforts to pursue subrogation against third parties responsible for property damage losses to our policyholders. We have engaged a third party to pursue additional subrogation recoveries since 2018 and are seeking to improve subrogation recoveries in the future.

Technology

As a data-driven underwriting company, we rely heavily on our robust technology system. We believe that our technology system differentiates us in the market from our competitors by allowing us to rapidly develop and program rates at a granular level down to the census block, seamlessly integrate application programming interfaces from third-party data providers to enable real-time, front-line underwriting, and produce actionable business intelligence for us to identify emerging trends.

Our policy and claims administration system is Guidewire InsuranceNow, which integrates all of our business units so that our producers, underwriters, claims adjusters and management can view the business through a consistent lens. InsuranceNow is an event-driven platform, with a new quote or first notice of loss initiating our underwriting or claims adjudication processes. We operate under a perpetual license to the service, which we believe is attractive because it is structured so that our internal IT resources can customize our instance of InsuranceNow and integrate several third-party data sources into the platform. This optimizes and enhances the system to our unique specifications.

The ease-of-use of InsuranceNow gives us a competitive advantage with our distribution partners when they choose which carriers to submit business. Our ability to build custom interfaces with our distribution partners, third-party data providers and other stakeholders enhances the rating and underwriting functions of the platform. Lastly, our system’s ability to produce reliable and clean data allows for the usage of our proprietary data warehouse to drive our data-driven decision making.

Reinsurance and Risk Transfer

We strategically purchase reinsurance from third parties, which we believe enhances our business by protecting our capital from the impact of severe events (either large single event losses and catastrophes), which reduces volatility in our earnings. When an insurance company purchases reinsurance, it transfers or “cedes” all or a portion of its exposure on policies it underwrites to another insurer (the “reinsurer”) in exchange for a premium. Ceding of insurance to the reinsurer, however, does not legally discharge the insurance company from its primary liability of its policies. We remain liable for the entire insured loss if the reinsurer fails to meet its obligations to us under the reinsurance agreement.

For the June 1, 2024 to May 31, 2025 catastrophe reinsurance year, our net retention is $20 million for a single event (inclusive of $10 million retained via our segregated cell captive reinsurer), whether a named storm or a severe convective storm, representing 12.3% of our members’ equity at December 31, 2024. “Net retention” refers to our expected losses retained in connection with our reinsurance program. We own a segregated cell captive reinsurer as an offshore segregated cell, and funded it with an original deposit of capital from our holding company in 2023 in the amount of approximately $1.6 million. For 2024, the segregated cell was funded with approximately $3.7 million of profits from the prior year and approximately $16.5 million of ceded premiums from our insurance company. We believe the formation of the segregated cell captive reinsurer was a capital efficient way to offset the rising cost of reinsurance for lower layer coverages, and we believe our use of traditional reinsurance and the captive offers an optimal balance of risk, reward and cost.

Our reinsurance contracts are predominantly one year in length and renew annually throughout the year, primarily in January and June. At each annual renewal, we consider several factors that influence any changes to our reinsurance purchases, including any plans to change the underlying insurance coverage we offer, updated loss activity, the level of our capital and surplus, changes in our risk appetite and the cost and availability of reinsurance.

We purchase catastrophe excess of loss (“XOL”), quota share reinsurance, per-risk excess of loss reinsurance and facultative excess of loss reinsurance coverage in order to limit our exposure from losses. Our catastrophe XOL reinsurance provides coverage for catastrophe events, subject to specified exclusions, in excess of a specified amount. This coverage in particular significantly limits our net retained losses in a catastrophe event, provides coverage for multiple catastrophe events and gives us substantial aggregate coverage for a given year. Our quota share reinsurance provides coverage for a specified percentage of our retained liability of non-catastrophe losses. Our property per risk excess of loss and facultative excess of loss reinsurance provide coverage for individual property losses in excess of a retained amount on a single loss occurrence, which we use selectively to supplement limits or to cover risks or perils excluded from other reinsurance contracts such as fire. Our reinsurance program serves to reduce underwriting volatility and increase our overall underwriting capacity. We believe our mix of reinsurance coverage optimizes for efficiency, cost, our risk appetite and the specific factors of the underlying risks we underwrite.

Catastrophe XOL Reinsurance Coverage

We purchase catastrophe XOL reinsurance coverage to mitigate an aggregation of property losses due to a single event or series of events. We believe our current reinsurance program provides expansive coverage, and we believe it provides more coverage compared to the reinsurance coverage purchased by many of our competitors. Despite the current “hard market” in reinsurance of driving higher reinsurance costs, increased primary retentions, more exclusions and reduced capacity, we have managed to retain “multi-peril coverage” which we believe is, in large part, due to our market position and tenure, underwriting track record and reputation for selective underwriting and strong reinsurer relationships. “Multi-peril coverage,” in contrast with named storm coverage that specifically protects against losses caused by named storms only (such as hurricanes or tropical storms), provides us more comprehensive protection against a broad range of risks or perils including, but not limited to, named storms, severe convective storms, earthquake, riots, freezes and firestorms.

To inform our purchase of catastrophe reinsurance, our risk management team uses third-party stochastic models to analyze the risk of aggregation of losses from catastrophe events. These models provide a quantitative view of our PML, which is an estimate of the level of loss we would expect to experience once in a given number of years, referred to as the return period. Based upon our modeling, it would take an event beyond our 1-in-130 year PML of $1.2 billion, based on the AIR model, to exhaust our approximately $1.4 billion property catastrophe reinsurance coverage, as of June 1, 2024.

The AIR model calculates our losses under multiple scenarios, taking into account potential increases in costs due to the effects of inflation and increased development density (calculated as if the event had occurred on the date the analysis was run), prior to the impact of any take-outs through Citizens, including if certain historical catastrophes were to reoccur. The AIR model is updated on an annual basis. Under our current reinsurance program, because the modeled PML for each of these historical events is less than approximately $1.4 billion, should an event equivalent to any of these historical events reoccur our hypothetical net loss per event would be capped at our current net retention of $20 million as of June 1, 2024 (which includes the amount retained via our segregated cell captive) as demonstrated in the following table, which reflects our gross losses before reinsurance and inclusive of a 20% LAE load, which we believe to be a conservative estimate of our actual LAE on a large event:

Historical Event	Modeled PML(1)
(in millions)
2004 Charley C4	$451.9
2017 Irma C4	437.0
2004 Jeanne C3	257.4
2018 Michael C5	140.3
2005 Wilma C3	151.2
2004 Ivan C3	118.9
1995 Opal C3	94.1
2005 Dennis C3	55.3
1992 Andrew C5	33.4

(1)	“Modeled PML” represents loss figures generated by the AIR model for historical events for exposure from our policies in-force as of December 31, 2024 for the year ended December 31, 2024.

We believe our current reinsurance program provides coverage well in excess of our theoretical losses from any recorded historical event or season.

Catastrophe XOL Reinsurance Treaty

Our current catastrophe XOL reinsurance program, for the June 1, 2024 to May 31, 2025 catastrophe reinsurance year, has six layers of coverage. For the first catastrophe event in a season, our reinsurance program would provide total coverage up to approximately $1.4 billion after our total net retention of up to $20 million (inclusive of an initial net retention of $10 million and an additional $10 million retained via our segregated cell captive), and for the second catastrophe event, we would have coverage up to $1 billion after our initial retention of $20 million (inclusive of an initial net retention of $10 million and an additional $10 million retained via a reinstatement from our segregated cell captive). We partner with over 20 traditional reinsurers for this coverage. For the third and fourth catastrophe events, our catastrophe bonds would provide coverage up to $210 million after our initial retention of $10 million (our segregated cell captive does not retain any liability for a third or fourth catastrophe event). To mitigate potential volatility in reinsurance market conditions, we have prepaid reinstatement premiums or purchased reinstatement premium coverage for all layers that include reinstatement provisions. Reinstatements, where included, provide coverage in the event more than one catastrophe event occurs within one year.

We purchase XOL reinsurance coverage at a June 1st renewal date. At each reinsurance treaty renewal, we consider several factors that influence any changes to our reinsurance purchases, including any plans to change the underlying insurance coverage we offer, updated loss activity, the level of our capital and surplus, changes in our risk appetite and the cost and availability of reinsurance.

We have two reinsurance contracts that include a no claims bonus feature, whereby we can accrue to our benefit the amount of 20% of the original deposit premium in the event we have no or minimal losses to that layer. The maximum benefit we would receive under this contract is $4.5 million, as of June 1, 2024, which would be reflected as lower ceded premiums on our income statement.

We additionally have reinsurance from the FHCF and a named storm inuring layer which inure to all six layers of our coverage. Our FHCF coverage is mandated by the state of Florida and includes an estimated maximum provisional limit of 90% of $351.2 million, or $316.1 million, in excess of our retention and private reinsurance of $178.2 million. A panel of private reinsurers cover the remaining 10% of the $351.2 million loss and LAE. The limit and retention of the FHCF coverage will be subject to upward or downward adjustment based on, among other things, submitted exposures to FHCF by all participants. Our private reinsurance would generally adjust to fill in gaps in the FHCF coverage, if any. Our named storm inuring layer is a wrap layer which was initially mandated and provided by the state of Florida in our 2022-2023 treaty year reinsurance program. For the 2024-2025 treaty year, we replaced it with a private layer of $75 million in excess of $135 million of losses and LAE, providing 20% LAE coverage.

To supplement our reinsurance program, we have placed collateralized catastrophe bonds in the private markets to protect against named storm events in Florida on an indemnity and cascading per-occurrence basis. Our bonds include investments from prominent catastrophe bond investors which we view as a testament to our strong underwriting results throughout our history. In March 2024, we successfully placed a multi-tranche $305 million catastrophe bond (“Integrity Re 2024-1”), the seventh bond issuance we have sponsored since 2017, expiring at the end of May 2026. In March 2023, we placed a $150 million Class A catastrophe bond (“Integrity Re 2023-1”), expiring at the end of May 2025. In May 2022, we placed $75 million of a Class A tranche of catastrophe bonds with a 7% coupon over a three-year term (“Integrity Re 2022-1”). Integrity Re 2024-1 insures to layers 4, 5, and 6, whereas Integrity Re 2023-1 inures only to layer 6. Both Integrity Re 2024-1 and 2023-1 inure to Integrity Re 2022-1.

Our catastrophe XOL reinsurance is illustrated below:

First Event
1,391.1M (1 in 173 YR*)
1,316.1M (1 in 163 YR*)
1,141.1M
1,041.1M
891.1M
741.1M
591.1M
529.4M
496.2M
178.2M
135M
60M
20M
10M
2022-1
$75M xs $315M
(20% LAE)
Layer 6
93.5% of $175M xs $315M
No Reinstatements
Layer 6
6.5% of
$175M xs
$415M
No Reinst.
Layer 5
$100M xs $315M
No Reinstatements
2023-1
$150M xs $500M
(20% LAE)
Integrity Re 2024-1 CL B - ($50M)
33.3% of $150M xs $350M
(20% LAE)
Integrity Re 2024-1 CL C - ($60M)
40% of $150M xs $60M
(20% LAE)
Integrity Re 2024-1 CL D - ($75M)
50% of $150M xs $200M
(20% LAE)
Layer 4
38.9%
1@100%
Layer 4 RPP
Layer 3 RPP
Layer 3
60.75% of $65M xs $135M
1 Reinstatement
Layer 3
39.25%
1@100%
Revised Proj. FHCF
90% of $351.2M xs $178.2M
($316.1M payout)
NS Only Inuring Layer $75M xs $135M
No Reinstatement (20% LAE)
Layer 2
87.25% of $75M xs $60M
1 Reinstatement
Layer 2
12.75%
1@100%
Layer 1 74.5% of $40M xs $20M 1 Reinstatement
Layer 1 25.5%
1@100%
RPP RPP
Captive $10M xs $10M 1 Reinstatement
Retention
Second Event (Assumes $591.1M First Event)
1000M
925M
750M
650M
500M
350M
200M
135M
60M
20M
2022-1
$75M xs $315M
(20% LAE)
Layer 6
93.5% of $175M xs $315M
No Reinstatements
Layer 6
6.5% of
$175M xs
$415M
No Reinst.
Layer 5
$100M xs $315M
No Reinstatements
2023-1
$150M xs $500M
(20% LAE)
Integrity Re 2024-1 CL B - ($50M)
33.3% of $150M xs $350M
Integrity Re 2024-1 CL C - ($60M)
40% of $150M xs $60M
(20% LAE)
Integrity Re 2024-1 CL D - ($75M)
50% of $150M xs $200M
(20% LAE)
Layer 4
61.15% of $115M xs $200M
1 Reinstatement
Layer 4
38.9%
1@100%
Layer3
$65M xs $135M
No Reinstatements
Layer 2
$75M xs $60M
No Reinstatements
Layer 1 $40M xs $20M
No Reinstatements
Captive $10M xs $10M No Reinstatement
Retention

In addition to the reinsurance purchased by the FHCF, we seek to purchase reinsurance from a high-quality panel of reinsurers that are rated at least “A-” (Excellent) or better by A.M. Best as of our June 1, 2024 renewal or for which we hold collateral up to 100% of the reinsurance recoverable. While we only select reinsurers whom we believe to have acceptable credit and A.M. Best ratings, if our reinsurers are unable to pay the claims for which they are responsible, we ultimately retain primary liability to our policyholders. Failure of the reinsurer to honor its obligations could result in losses to us; therefore, we establish allowances for amounts considered uncollectible.

The following table sets forth our most significant reinsurers by amount of reinsurance recoverables and the amount of reinsurance recoverables pertaining to each such reinsurer as well as A.M. Best rating as of December 31, 2024.

Reinsurer	Reinsurance Recoverables as of December 31, 2024 ($ in thousands)	A.M. Best Rating as of December 31, 2024

Hannover Ruck SE	125,428	A+
National Liability & Fire Insurance Company.	30,000	A++
Horseshoe Re Limited	28,981	Collateralized
Arch Reinsurance Ltd	18,485	A+
Insurance Company Of The West	17,148	A
Ada Re.	16,799	Collateralized
Renaissance Reinsurance Ltd.	16,010	A+
DaVinci Reinsurance Limited	15,964	A
General Reinsurance Corporation	13,878	A++
Transatlantic Reinsurance Company	13,568	A++

Top 10 Total	296,261	A+
All others	108,967	A
Florida Hurricane Catastrophe Fund	56,869	—

Total	462,097	A

The FHCF is a tax-exempt state trust fund that provides reimbursements to residential property insurance companies for a portion of their catastrophic hurricane losses in Florida. The FHCF is neither rated nor collateralized and is designed to be self-supporting (except in extraordinary situations) and funded only with premium revenues paid by residential property insurance companies, investment income, and in some circumstances, revenue bonds backed by emergency assessments on most types of property and casualty insurance premiums. Included in “All others” above are reinsurers that are not rated by A.M. Best but are fully collateralized.

Non-Catastrophe Quota Share Reinsurance

We have a non-catastrophe quota share reinsurance arrangement with a group of seven major reinsurers, whereby 40% of our GPW (net of premium ceded to XOL reinsurers) and associated losses for the December 31, 2024 to December 31, 2025 NCQSR reinsurance year are ceded to these counterparties. The quota share reinsurance provides capital support for the GPW ceded under the treaties and mitigates the negative income statement impact of higher than expected attritional losses in a given year by ceding 40% of those unanticipated losses to the reinsurers. This results in an increase in underwriting capacity as our premium to surplus leverage ratio improves given the ceding of these anticipated losses to reinsurers.

We receive a ceding commission from our quota share reinsurers. The minimum ceding commission provides a mechanism for the reinsurers to share in the downside risk of higher-than-expected losses. Additionally, the quota share reinsurance treaties also provide coverage for a pro-rata share of our net retained losses from a catastrophe event subject to a limit of approximately 2.5% of subject premium.

Flood Quota Share Reinsurance

We have a flood quota share agreement with two reinsurers. This represents a 100% quota share of our gross liability for each risk classified as Primary Flood Business. We earn a flat ceding commission of 26% on the GPW ceded to our reinsurers.

Property Per Risk & Facultative XOL

Concurrent with offering high-value homeowners policies, beginning in 2013 we established a property per risk treaty that provides up to $5 million of reinsurance coverage for non-catastrophe losses from individual policies in excess of $1 million. We then attach facultative reinsurance at a $6 million retention that offers coverage up to $12 million for an individual property. This treaty also inures to the benefit of the quota share treaties. The treaty provides for three reinstatements at no additional cost.

Investments

We collect premiums from our policyholders and hold a portion of these funds in reserves until claims are paid. We then invest these reserves, alongside our net equity capital, primarily in investment-grade fixed income securities and cash and cash equivalents to generate stable and predictable investment returns. The portfolio guidelines governing our investment criteria are approved by the Investment Committee of our Board of Directors, consistent with regulatory guidelines for the state of Florida, and our investments are managed by a highly-regarded asset management firm.

Our fixed income portfolio represented 80.9% and 73.3% of our total $214 million and $195 million of invested assets as of December 31, 2024 and December 31, 2023, respectively, had a weighted average effective duration of 0.95 years and 0.85 years as of December 31, 2024 and December 31, 2023, and an average credit rating of “A” (Standard & Poor’s) as of December 31, 2024 and “AA” as of December 31, 2023.

Our invested assets consist primarily of investment-grade and government fixed-maturity securities that we believe provide desired preservation of our capital. Our investments, as of December 31, 2024, are as follows:

Investment Portfolio by Type	Credit Rating Allocations

Reserves

We take a conservative approach to establishing loss reserves and have historically experienced reserve redundancy (“excess reserves”). When a claim is reported to us or when an event occurs, we establish loss reserves to cover our estimated ultimate losses and LAE relating to the investigation and settlement of policy claims. These reserves include estimates of the cost of the claims reported to us (“case reserves”) and estimates of the cost of claims that have been incurred but not yet reported (“IBNR”) and are net of estimated related salvage, subrogation recoverables and reinsurance recoverables. Reserves are estimates involving actuarial projections of the expected ultimate cost to settle and administer claims at a given time but are not expected to precisely represent the ultimate liability. Estimates are based upon past loss experience modified for current trends as well as prevailing economic, legal and social conditions. Such estimates will also be based on facts and circumstances then known but are subject to significant uncertainty based on the outcome of various factors, such as future events, future trends in claim severity, inflation and changes in the judicial interpretation of policy provisions relating to the determination of coverage.

Reserve amounts for IBNR claims are determined based on actuarial analysis of our historical loss experience and claims trends in the overall insurance industry, as well as other factors that could impact the expected frequency and severity of claims. These other factors include lines of business, claims processing procedures, enacted legislation, judicial decisions and other legal developments, and general economic conditions, including economic and social inflation.

Upon first notice of loss, we establish an initial case reserve for all claims. Starting in 2024, we increased the amount that we establish for case reserves from $3,000 to $15,000 per claim for named storms in order to hedge against risk of loss. The claims adjuster handling the claim may then adjust the case reserve up or down as necessary. Our case reserves for all other claims remains at $3,000 per claim. Case reserve amounts are revised following further review of the claim based upon the judgment of the assigned adjuster and following the estimate of damage based upon a physical inspection. As claims mature, reserve estimates are updated as deemed necessary by our claims department based upon additional information received regarding the loss, the results of additional on-site reviews and any other information gathered while reviewing the claim.

We also have a comprehensive reserving program which utilizes both internal resources and peer review from external sources. We conduct full internal actuarial reviews each quarter and update actual versus expected reserve development on the same basis. By utilizing various reserving methodologies and diagnostics including closing timelines and payment patters, we are able to update the range of potential outcomes for our ultimate claim payouts. Our legal and claims leaders work closely with our internal and external actuaries as they examine the data to ensure that significant patterns and trends are incorporated into the analysis. For example, the modification of our case reserving methodology for catastrophes in 2024 was based on this analysis, which also included a review of historical reserving trends and recent inflation trends.

We are involved in claims-related legal actions that arise in the ordinary course of business and accrue estimated amounts of the related unpaid losses and LAE during the period that we determine an unfavorable outcome becomes probable. Aside from claims-related and ordinary course litigation, we are not aware of any pending litigation against it that would have a material adverse effect on our operations.

Competition

The Florida homeowners insurance market is characterized by a distinctive competitive landscape, primarily influenced by the limited presence of national carriers and the significant role of state-backed entities. As of December 31, 2024, national insurance carriers collectively accounted for approximately 33% of the market share based on DPW. In contrast, Citizens held approximately 15% of the market share, positioning it as the largest individual insurer in Florida.

Within our targeted regions in Florida, we face competition from insurers including Tower Hill Insurance Group, Florida Peninsula Insurance Company, Frontline Insurance Unlimited Company, Southern Oak Insurance Company and Progressive. We have identified our competitors based upon geographical considerations, competition for independent agents, key metrics such as policies in-force, and trends in the industry based on information from our internal sales team.

Ratings

As of December 31, 2024, our insurance entity, AIICFL, maintains a Financial Stability Ratio of “A, Exceptional” by Demotech, a financial analysis firm that has been rating independent, regional and specialty insurance carriers since 1989, and a BBB+ financial strength rating, with stable outlook, from the Kroll Bond Rating Agency, LLC. Additionally, the Company maintains a BB+ rating, with stable outlook, from the Kroll Bond Rating Agency, LLC.

Intellectual Property

We have applied for various trademark registrations in the United States at both the federal and state levels. We will pursue additional trademark registrations and other intellectual property protection to the extent we believe it would be beneficial and cost effective. In addition, we monitor our trademarks and service marks regularly and protect them from unauthorized use as necessary.

Employees

As of December 31, 2024, we had 294 employees, all of whom are full time employees. We are not a party to any collective bargaining agreement and have not experienced any work stoppages or strikes as a result of labor disputes. We consider relations with our employees to be good.

We strive to be a leading employer in both our industry and local community. We cultivate a workplace culture centered around our six core corporate values: integrity, commitment, teamwork, humility, passion and fun. Through this culture, we foster a rich diversity of thought, background and perspective, leading to high employee retention and satisfaction. In addition, we offer and maintain an attractive benefits package designed to support the well-being of our employees, including, but not limited to, life, medical, dental and vision insurance, a 401(k) plan, paid time off, family leave, COBRA coverage and employee assistance programs. Our employees are our most valuable asset, and we emphasize their training and continuous personal and professional development and growth through various initiatives including programs run by our Director of Training and potential education reimbursements.

We have been recognized as a leading employer in the insurance industry and our local community. We have been named one of the “Best Places to Work” by Business Insurance from 2014 through 2024. We have also been named a “Top Work Place in Tampa” by the Tampa Bay Times and a “Top Work Place in the USA” based on employee feedback.

Facilities

Our corporate offices and primary insurance operations are located in Tampa, FL where we occupy approximately 57,640 square feet of office space for annual rent and rent-related operating payments of approximately $2.4 million. The term of the lease expires in February 2026. We believe that our facilities are adequate for our current needs.

Legal Proceedings

From time to time, we are subject to routine legal proceedings in the ordinary course of business. We believe that the ultimate resolution of these matters will not have a material adverse effect on our business, financial condition, results of operations or cash flows.

Regulation

The insurance industry is highly regulated by state insurance regulators. AIICFL is subject to the laws and regulations of the state of Florida and any other state where we may seek to do business. The regulatory structure in Florida and other states provides for regulation of virtually all aspects of our business and is generally designed to protect the interests of policyholders, not stockholders. These regulations relate to a variety of matters, both financial and otherwise, including among other things:

•	capital and surplus requirements;

•	risk-based capital requirements;

•	dividend limitations;

•	investment limitations;

•	underwriting limitations;

•	writing ratios;

•	reserve requirements;

•	approval of and restrictions on transactions between insurers and affiliates;

•	approval of rates and forms;

•	approval of changes in control;

•	corporate governance;

•	claims practices;

•	market conduct;

•	approval and sufficiency of reinsurance contracts;

•	policyholder service;

•	filing of required reports and data call submissions;

•	approval of company officers and directors and 10% or more owners; and

•	licensing and appointment of agents.

Florida, like many states, has adopted numerous model laws and regulations as promulgated by the NAIC. State statutes and administrative rules generally require each insurance company that is part of a holding company group to register with the department of insurance in its state of domicile and to furnish information concerning the operations of the companies within the holding company system which may materially affect the operations, management or financial condition of the insurers within the group.

As part of its registration and ongoing regulation under the insurance holding company statutes, each insurance company must identify material agreements, relationships and transactions with affiliates, including without limitation loans, investments, asset transfers, transactions outside of the ordinary course of business, certain management, service, and cost sharing agreements, reinsurance transactions, dividends and consolidated tax allocation agreements. Many of these agreements or transactions require regulatory approval prior to being effectuated.

The Florida Legislature is very active in assuring that the Florida Insurance Commissioner has the tools needed to strongly regulate the industry. The 2023 Florida Legislature enacted CS/SB 7052, an act related to insurer accountability. This new law substantially increased financial penalties applicable to insurers that do not follow the law, increases the cadence of financial and market conduct examinations, creating detailed standards to determine if an insurer is operating in a hazardous condition and granting enhanced powers to regulate hazardous insurers, creating new unfair trade practices, requiring insurers to develop detailed claims manuals, and granting authority to the Insurance Commissioner to review such manuals, and providing funds for regulators to hire more staff to regulate insurers.

Our failure to comply with applicable insurance laws, regulations or requirements in any state could have a material adverse effect on our business, our reputation, our operational results and/or our financial condition.

Insurance Holding Company Laws

The Company, as the ultimate parent company of AIICFL, is subject to certain laws of the State of Florida governing insurance holding company systems. These laws, among other things, (i) require us to file periodic information with the FLOIR, including information concerning our capital structure, ownership, financial condition and general business operations, (ii) regulate certain transactions between us and our affiliates, including the amount of dividends and other distributions, the terms of surplus notes and amounts that our affiliates can charge the Insurance Entities for services such as policy administration and claims administration, and (iii) restrict the ability of any one person to acquire certain levels of our voting securities without prior regulatory approval.

The Florida Insurance Code prohibits any person from acquiring control of the Insurance Entities or their holding companies unless that person has filed a notification with specified information with the FLOIR and has obtained the FLOIR’s prior approval. Under the Florida Insurance Code, acquiring 10% or more of the voting securities of an insurance company or its parent company is presumptively considered an acquisition of control of the insurance company, although such presumption may be rebutted. Some state insurance laws require prior notification to state insurance regulators of an acquisition of control of a non-domiciliary insurance company doing business in that state.

Insurance holding company regulations also govern the amount any affiliate of the holding company may charge AIICFL for services (e.g., claims adjustment, administration, management fees and commissions). Further, insurance holding company regulations may also require prior approval of insurance regulators for amendments to or terminations of certain affiliate agreements.

Own-risk Solvency Assessment and Model Audit Rule Compliance and Costs

Florida statutes require insurers to file Own-risk Solvency Assessment (“ORSA”) summary reports annually. The ORSA is an internal assessment, tailored to the nature, scale, and complexity of an insurer or insurance group, conducted by that insurer or insurance group, of the material and relevant risks associated with the business plan of an insurer or insurance group and the sufficiency of capital resources to support those risks. Insurers that exceed $500 million in gross written premiums may be subjected to additional reporting and compliance requirements and costs.

In addition, the NAIC promulgated a Model Audit Rule, which places additional compliance duties and costs on insurers that exceed $500 million in DPW. This rule includes the establishment of additional internal controls, disclosing unremediated material weaknesses and analysis of any limitations of internal control.

As AIICFL grows, and exceeds these premium thresholds, additional costs and duties under these statutes and rules must be implemented.

Capital Requirements

State insurance authorities monitor insurance companies’ solvency and capital requirements using various statutory requirements and industry ratios. Initially, states require minimum capital levels based on the lines of business written by a company and set requirements regarding the ongoing amount and composition of capital. Certain state regulators also require state deposits in their respective states. As a company grows, additional capital measures and standards may be implemented by a regulator. Regulatory authorities use an RBC model published by the NAIC to monitor and regulate the capital adequacy and solvency of licensed property and casualty insurance companies. These guidelines measure three major areas of risk facing property and casualty insurers: (i) underwriting risks, which encompass the risk of adverse loss developments and inadequate pricing, (ii) declines in asset values arising from credit risk and (iii) other business risks. Most states, including Florida, have enacted the NAIC guidelines as statutory requirements, and insurers having less surplus than required by applicable statutes and ratios are subject to varying degrees of regulatory action depending on the level of capital inadequacy.

Solvency Regulation

Solvency requirements are statutorily prescribed by each state and evaluated primarily according to the requirements of the domiciliary (home) state of the insurer. Insurers are subject to specific accounting rules known as statutory accounting, which is a conservative methodology designed to admit only those assets that can be quickly converted to cash to pay insurance claims. As a result, there are significant limitations on asset classes and whether those assets can be counted on the company’s balance sheet. Many assets that anchor the balance sheets of non-insurance companies, such as real estate, goodwill, older receivables, intangible assets, etc., are excluded from an insurance company’s balance sheet.

Insurers are subject to ongoing financial analysis predominantly by their state of domicile but also to a more limited degree by each state in which they conduct business. This includes the filing of quarterly and annual financial statements in a prescribed format, compliance with risk-based capital requirements which measure the insurer’s level of capital to determine if it is adequate in proportion to its risk, the filing of holding company registration statements, and a host of other financial solvency reporting requirements. Insurers are also subject to regularly scheduled or targeted financial examinations which may be conducted by the domiciliary state or any state in which the company is licensed. The results of financial examinations are disclosed in a final report of examination which is a public document.

Restrictions on Dividends and Distributions

As a holding company with no significant business operations of its own, we rely on dividend payments from our subsidiaries as our principal source of cash to pay stockholder dividends, support subsidiary operations and development, and meet our short-and long-term obligations. Dividends paid by our subsidiaries other than AIICFL are not subject to the statutory restrictions set forth in the Florida Insurance Code.

State insurance laws govern the payment of dividends by insurance companies. The maximum amount of dividends that can be paid by Florida insurance companies such as AIICFL without prior approval of the commissioner of the FLOIR is subject to restrictions relating to statutory surplus. The maximum dividend that may be paid by AIICFL to its immediate parent company without prior approval is limited to the lesser of statutory net income from operations of the preceding calendar year or statutory unassigned surplus as of the preceding year end.

Market Conduct Regulation

Insurers are also subject to market conduct examination in their home state or in any state in which they do business to determine compliance with each state’s insurance laws and rules or regulations. These examinations focus on such areas as claims payment practices, consumer complaints, marketing activities, rate and form issues, governance and other compliance activities. These examinations may be regularly scheduled or targeted market conduct examinations. The results of market conduct examinations are also disclosed in a final report which is a public document.

Rate and Form Regulation

Most states regulate the content of a policy form to ensure that they comply with applicable statutory provisions and do not contain unfair or deceptive provisions; Florida and most states require the policy forms to be filed and approved prior to use. Florida and most states also regulate the rate that an insurer can charge for coverage to determine that the rates are “not excessive, inadequate or unfairly discriminatory” and required that the rates be approved prior to use.

Florida’s Property Insurance Litigation Environment

Data contained in the NAIC’s 2021 Market Conduct Annual Statement (“MCAS”) report reflected that while Florida in 2019 accounted for 8% of homeowners insurance claim filed nationwide, it accounted for 76% of homeowners litigation initiated nationwide. Florida lawmakers convened two special sessions in 2022 to address property insurance reform, including measures to improve the litigation environment. Senate Bill 2-A (“SB 2A”), which passed in December of 2022, included a provision which eliminated the right to attorneys’ fees under a residential or commercial property insurance policy. The latest MCAS report as of 2022 reflected that Florida accounted for 14.9% of homeowners insurance claims filed nationwide with 70.8% of homeowners litigation nationwide. The inordinate levels of litigation in Florida have largely been driven by the historic requirement mandating attorneys’ fees be paid by the insurance company if a claimant litigates and obtains even one dollar more than what the insurance company offered in its claim settlement. Policyholders that litigate and lose, however, have not historically been bound to pay the insurer any attorneys’ fees, creating a perverse incentive for individual plaintiffs lawyers to file hundreds, and many times thousands of cases netting small dollar awards for consumers, but substantial attorneys’ fees for the lawyers. SB 2A eliminated this “one-way attorneys’ fees” bringing Florida in line with most other states.

The 2023 Florida Legislature clarified SB 2A by enacting a provision mandating that the elimination of the one-way attorneys’ fees apply prospectively on policies which renewed after SB 2A’s effective date, and which also had a claim filed on the renewed policy. As a result, plaintiffs’ lawyers have filed an unprecedented number of lawsuits on claims occurring under the pendency of the old one-way attorneys’ fee law, including claims involving losses in Hurricane Ian, which made landfall as a Category 5 storm in September 2022. Information provided by the Florida Department of Financial Services, which must be provided service of process in all insurance related litigation, indicates that service of process accepted by the Florida Department of Financial Services on behalf of insurance companies dropped 33% in 2024 to 24%, compared with 2023. In addition, AIICFL has experienced a decline in non-hurricane related claims lawsuits between December 2022 and December 2023 of 70%, as each month during that 12-month period policies renewed and new claims occurring during that period were subjected to the new law. All policies are now subject to the new law for claims occurring from this point forward.

Underwriting and Marketing Restrictions

From time to time, regulatory and legislative bodies in Florida and in other states have adopted or proposed new laws or regulations to address the cyclical nature of the insurance industry, catastrophic events and insurance capacity and pricing. These regulations (i) restrict certain policy non-renewals or cancellations and require advance notice on certain policy non-renewals and (ii) from a practical standpoint, limit or delay rate changes for a specified period during or after a catastrophe event. Most states, including Florida, also have insurance laws requiring that rate schedules and other information be filed for review by the insurance regulatory authority. The insurance regulatory authority may disapprove a rate filing if it finds that the proposed rates would be inadequate, excessive or unfairly discriminatory. Rates, which are not necessarily uniform for all insurers, vary by many factors including class of business, hazard covered, risk location, reinsurance cost, incurred losses and size of risk.

Most states, including Florida, require licensure or insurance regulatory authority approval prior to the marketing of new insurance products. Typically, licensure review is comprehensive and includes a review of a company’s business plan, solvency, reinsurance, character and experience of its officers and directors, rates, forms and other financial and non-financial aspects of the company. The insurance regulatory authorities may prohibit entry into a new market by not granting a license or by withholding approval for an insurer to write new lines of business.

The Company is subject to comprehensive regulatory oversight and regulations, which include periodic reporting to regulators and regulatory examinations to assure the Company maintains compliance with statutory requirements, and the payment of fees, premium taxes and assessments in order to maintain its licenses.

Privacy and Information Security Regulation

Federal and state laws and regulations require certain business entities to protect the security and confidentiality of non-public personal information and to notify policyholders and other individuals about their policies and practices relating to their collection and disclosure of customer information and their practices relating to protecting the security and confidentiality of that information. The NAIC issued a model law on cybersecurity, which is leading to adoption of the same or similar provisions in the states where we do business. In addition, some states have adopted, and others might adopt, cybersecurity regulations that differ from proposed model acts or from the laws enacted in other states. Federal and state lawmakers and regulatory bodies may be expected to consider additional or more detailed regulation regarding these subjects and the privacy and security of non-public personal information.

MANAGEMENT

Directors and Executive Officers

Set forth below are the names, ages and positions of our directors, director nominees and executive officers as of the date hereof.

Name	Age	Position
Robert Ritchie	66	Chief Executive Officer and Director
David Clark	53	Chairman and Director
Jon Ritchie	40	President
Ben Lurie	47	Chief Financial Officer
Steven Smathers	74	Director Nominee
Ernest N. Csiszar	74	Director Nominee
Steven B. Mathis	57	Director Nominee

Robert Ritchie is the Founder of the Company. He has served as Chief Executive Officer and on the Board of the Company since its founding in 2006. He serves in the same positions with our subsidiaries. Mr. Ritchie has more than 40 years of experience in the insurance industry, leading and building various businesses ranking from startups to large national insurance companies. Mr. Ritchie leveraged his insurance expertise and leadership acumen to establish the Company following an unprecedented hurricane season in 2004 that resulted in many insurance companies exiting the Florida market. Mr. Ritchie served as Executive Vice President for American Modern Insurance Group (now part of Munich Re) from 2003 to 2006 and previously as Senior Vice President for GE Insurance Solutions, as part of Employers Reinsurance Corporation. His previous experience includes leadership positions as Senior Vice President at CNA Insurance, Regional Vice President at AIG and Regional Vice President at The Home Insurance Company. His early career includes positions with Zurich Insurance. Mr. Ritchie has a Bachelor of Science in Finance from the University of Evansville. After more than three decades in the insurance industry, Mr. Ritchie brings deep industry experience, knowledge and leadership to the Company.

We believe Mr. Ritchie is qualified to serve as a Director of American Integrity due to his extensive leadership experience and expertise within the insurance industry.

David Clark has served as the Chairman of the Company since July 2006, and serves as a Managing Director of Sowell & Co., a family office where he has worked since 1999. In this capacity, he has served on the boards of numerous companies including Savantis Solutions LLC from 2014 to present, BEST Engineered Surface Technologies, LLC from 2018 to present, Ace Aeronautics, LLC from 2015 to 2022, CareCycle Solutions, LLC from 2004 to 2016 and Sergeant’s Pet Care Products Inc from 2008 to 2012. Mr. Clark earned a Bachelor of Business Administration (Finance) and a Bachelor of Arts (Plan II) from the University of Texas at Austin. After working as a consultant for McKinsey & Co., Mr. Clark earned a Master of Management from Northwestern University’s J.L. Kellogg School of Management.

We believe Mr. Clark is qualified to serve as a Director of American Integrity due to his extensive leadership experience from serving on multiple boards of directors.

Jon Ritchie has served as President of the Company since November 2024 and previously served as Chief Operating Officer of the Company since 2019 and in the same positions with our subsidiaries with a wide range of experience. Through his leadership roles with the Company, Mr. Ritchie has experience in marketing, risk management, products, actuarial, IT, underwriting and special project departments. Mr. Ritchie has been with the Company since 2009 serving as Executive Vice President of Operations, Senior Vice President of Corporate and Business Development, Data Operations Director, Financial Analyst, Marketing Specialist and Product Analyst.

Mr. Ritchie has a Bachelor of Science in Finance from DePaul University and a Master of Business Administration in Finance from the Indiana University Kelley School of Business.

Ben Lurie has been with the Company since 2017 in a variety of roles, including most recently as Chief Financial Officer since December 2024, and as Vice President and Secretary since 2017. Mr. Lurie previously served as a Director of the Company from 2017 to    , 2025. Mr. Lurie has served as a Director of AIICFL since June 2017, Executive Vice President and Secretary since 2021, Executive Vice President and Assistant Secretary from 2017 to 2020. Mr. Lurie has served as Director, Vice President and Secretary of AIMGA since June 2017. Mr. Lurie has served as Manager, Vice President and Secretary of PIC since 2019. Mr. Lurie has extensive management experience and also served as Chief Financial Officer of Sowell & Co. from 2024 to January 2025 and holds numerous officer and director positions with its portfolio companies. Mr. Lurie holds a Bachelor of Science in Finance from the A.B. Freeman School of Business at Tulane University and a Master of Business Administration in Finance from the Cox School of Business at Southern Methodist University.

Steven Smathers has served as a Director of AIICFL since 2006 and serves as a Managing Director of Sowell & Co., a family office where he has worked since 1991. Mr. Smathers has served as the President and a Director of Perfect IP, LLC, and the same positions with its subsidiaries since 2013. Mr. Smathers has served as a Manager of Catalyst Lab Solutions, LLC since 2017 and served as a Vice President and Secretary with the company from 2017 to 2021. Mr. Smathers served as the Chairman of the Board and President of Integrity Wireline, LLC from 2017 to 2023. Mr. Smathers has served as a Managing Director for Eye Corps, Inc. since 2017. Mr. Smathers has a Bachelor of Science from the Ohio State University and a Doctor of Jurisprudence from the Ohio State University Moritz College of Law.

We believe Mr. Smathers is qualified to serve as a Director due to his extensive leadership experience with American Integrity.

Ernest N. Csiszar has served as a Director of AIICFL since 2012. Mr. Csiszar has served on the board of directors of MasTec Inc since 2006 and Patriot National, Inc. from 2017 to 2018. Mr. Csiszar served as a Director of the property and casualty insurers, Guarantee Insurance Group, Inc. and Ashmere Insurance Group, Inc., from 2011 to 2016 and 2016 to 2017, respectively. Mr. Csiszar served as Chief Executive Officer of the property and casualty insurance carrier, Seibels Bruce Group, Inc., from 1993 to 1998. Mr. Csiszar also served as the Chief Executive Officer of the Property and Casualty Insurers Association of America from 2004 to 2006. Mr. Csiszar served as Director of Insurance for the State of South Carolina from 1999 to 2004. Mr. Csiszar served as the President of the NAIC in 2004. Mr. Csiszar continues to be active in the insurance industry as a consultant and as an expert witness in a variety of property and casualty and life insurance cases. Mr. Csiszar holds a Bachelor of Arts degree in Mathematics and in Philosophy and a LL.B. in law and jurisprudence from the University of Windsor.

We believe Mr. Csiszar is qualified to serve as a Director of American Integrity due to his leadership experience serving on multiple boards of directors and his expertise in the insurance industry from leadership positions as regulator and with other insurance carriers.

Steven B. Mathis has served as a Director of AIICFL since 2023 and has worked in property casualty finance and accounting for his entire career of more than 35 years. Mr. Mathis has served as Partner, Owner and Chief Financial Officer of Colonial Consulting Group, Inc., which provides financial consulting services to the insurance industry as well as tax consulting to the healthcare industry, since 2008. Mr. Mathis served as the Vice President – Planning & Treasurer for American Safety Insurance Holdings, Ltd. and American Safety Insurance Services, Inc. from 2005 to 2007 and as Chief Financial Officer and Treasurer from 1998 to 2005 where he was responsible for financial and treasury functions that included three property and casualty insurance company, a reinsurance company and real estate development subsidiaries. Mr. Mathis also served as the Controller for American Safety Insurance Services, Inc. from 1992 to 1998 where he was responsible for the coordination of financial reporting. Mr. Mathis holds Bachelor of Business Administration from the University of Georgia.

We believe Mr. Mathis is qualified to serve as a Director of American Integrity due to his extensive experience in the property and casualty insurance industry and his expertise over financial reporting and public company oversight.

Board of Directors

Our business and affairs are managed under the direction of our board of directors, which will consist of five members upon consummation of the Corporate Conversion. Our Charter provides that, subject to the rights of the holders of preferred stock, the number of directors on our board of directors shall be fixed exclusively by resolution adopted by a majority of our board of directors. Each director on our board of directors shall serve until the date of the next annual meeting of stockholders.

When considering whether directors have the experience, qualifications, attributes, or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

Family Relationships

Robert Ritchie, our Chief Executive Officer and a Director, is the father of Jon Ritchie, our President. There are no other familial relationships among our directors or executive officers.

Director Independence

Prior to the consummation of the offering, our board of directors undertook a review of the independence of our directors and considered whether any director has a relationship with us that could compromise that director’s ability to exercise independent judgment in carrying out that director’s responsibilities. Our board of directors has affirmatively determined that Steven Smathers and Ernest N. Csiszar are each an “independent director,” and expect that Steven B. Mathis will be an “independent director” by July 2025, as defined under NYSE rules. We are relying on the phase-in exemptions provided under the NYSE listing rules for newly-public companies with respect the independence of our board of directors, which will transition to consist of a majority of independent directors in accordance with the phase-in provisions of the NYSE listing rules. In making these determinations, our board of directors considered the current and prior relationships that each director has with us and all other facts and circumstances our board of directors deemed relevant in determining his or her independence, including the beneficial ownership of our capital stock by each director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Committees of the Board of Directors

Our board of directors intends to establish an audit committee, a nominating and corporate governance committee and a compensation committee prior to the completion of this offering, and we may have such other committees as the board of directors shall determine from time to time. We anticipate that each of the standing committees of the board of directors will have the composition and responsibilities described below.

Audit Committee

We will establish an audit committee prior to the completion of this offering. We anticipate that following the completion of this offering, our audit committee will consist of Steven Smathers, Ernest N. Csiszar and Steven B. Mathis, each of whom will be independent under SEC rules and NYSE listing standards (in the case of Mr. Mathis, by July 2025 in accordance with the permitted phase-in). We are relying on the phase-in exemptions provided under Rule 10A-3 of the Exchange Act and the NYSE listing rules for newly-public companies with respect to the composition of our audit committee, which will transition to consist solely of independent directors in accordance with the phase-in provisions of the NYSE listing rules and Rule 10A-3 of the Exchange Act. SEC rules also require that a public company disclose whether its audit committee has an “audit committee financial expert” as a member. An “audit committee financial expert” is defined as a person who, based on his or her experience, possesses the attributes outlined in such rules. We have determined that Steven B. Mathis and Ernest N. Csiszar each satisfy the definition of “audit committee financial expert.”

This committee will oversee, review, act on and report on various auditing and accounting matters to our board of directors, including the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices. In addition, the audit committee will oversee our compliance programs relating to legal and regulatory requirements and be responsible for the review and approval of related party transactions. We expect to adopt an audit committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and applicable stock exchange or market standards. We expect to adopt an audit committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and the listing standards of the NYSE.

Nominating and Corporate Governance Committee

We will establish a nominating and corporate governance committee prior to the completion of this offering. We anticipate that the nominating and corporate governance committee will consist of Steven Smathers and Ernest N. Csiszar, each of whom will be independent under NYSE listing standards. As required by NYSE listing standards, the nominating and corporate governance committee will consist solely of independent directors. This committee will identify, evaluate and recommend qualified nominees to serve on our board of directors; develop and oversee our internal corporate governance processes; and maintain a management succession plan. We expect to adopt a nominating and corporate governance committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and the listing standards of the NYSE.

Compensation Committee

We will establish a compensation committee prior to the completion of this offering. We anticipate that the compensation committee will consist of Steven Smathers and Steven B. Mathis, each of whom will be independent under NYSE listing standards (in the case of Mr. Mathis, by July 2025 in accordance with the permitted phase-in). We are relying on the phase-in exemptions provided under the NYSE listing rules for newly-public companies with respect the independence of our compensation committee, which will transition to consist solely of independent directors in accordance with the phase-in provisions of the NYSE listing rules. This committee will establish salaries, incentives and other forms of compensation for officers and other employees and will administer our incentive compensation and benefit plans. We expect to adopt a compensation committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and the listing standards of the NYSE.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serve on the board of directors or compensation committee of a company that has an executive officer that serves on our board or compensation committee. No member of our board is an executive officer of a company in which one of our executive officers serves as a member of the board of directors or compensation committee of that company.

Risk Oversight

The board is actively involved in oversight of risks that could affect us. This oversight function will be conducted primarily through committees of our board, but the full board retains responsibility for general oversight of risks.

The audit committee will be charged with oversight of our system of internal controls and risks relating to financial reporting, legal, regulatory and accounting compliance. Our board will continue to satisfy its oversight responsibility through full reports from the audit committee chair regarding the committee’s considerations and actions, as well as through regular reports directly from officers responsible for oversight of particular risks within our Company.

Code of Business Conduct and Ethics

Prior to the completion of this offering, our board of directors will adopt a code of business conduct and ethics applicable to our employees, directors and officers, in accordance with applicable U.S. federal securities laws and the corporate governance rules of the NYSE. Any waiver of this code may be made only by our board of directors and will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of the NYSE.

Corporate Governance Guidelines

Prior to the completion of this offering, our board of directors will adopt corporate governance guidelines in accordance with the corporate governance rules of the NYSE.

EXECUTIVE COMPENSATION

We are currently considered an “emerging growth company” within the meaning of the Securities Act for purposes of the SEC’s executive compensation disclosure rules. Accordingly, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year End Table, as well as limited narrative disclosures regarding executive compensation for our last completed fiscal year. Further, our reporting obligations extend only to the following Named Executive Officers (each an “NEO”), which are the individuals who served as our principal executive officer during the fiscal year ended December 31, 2024 (the “2024 Fiscal Year”) and our next two most highly compensated executive officers at the end of the 2024 Fiscal Year.

Name	Principal Position, During 2024
Robert Ritchie	Chief Executive Officer
Jon Ritchie	President
David Clark	Chairman

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations, and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion.

2024 Summary Compensation Table

The following table summarizes the compensation awarded to, earned by or paid to our NEOs for the 2024 Fiscal Year.

Name and Principal Position	Year	Salary ($) (1)	Bonus ($)(2)	Stock Awards ($)	Option Awards ($)	Nonequity Incentive Plan Compensation ($)	All Other Compen- sation ($) (3)	Total ($)
Robert Ritchie Chief Executive Officer	2024	750,000	1,125,000	—	—	—	—	1,875,000
Jon Ritchie President	2024	600,000	767,500	—	—	—	12,000	1,379,500
David Clark Chairman	2024	402,604	843,750	—	—	—	—	1,246,354

(1)	Amounts in this column reflect the base salary earned by each NEO in the 2024 Fiscal Year.
(2)

Amounts in this column reflect distributions approved by the Board of Directors discussed herein earned by each NEO in the 2024 Fiscal Year. We provide additional information regarding the discretionary bonuses in “—Narrative to Summary Compensation Table – Discretionary Bonuses” below.

(3)	Amounts reported for Mr. Jon Ritchie include an auto allowance of $12,000.

Narrative Disclosure to Summary Compensation Table

2024 Salaries

Each of our NEOs receives an annual base salary to compensate the executive for services rendered to us. The annual base salary payable to each NEO is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role, and responsibilities. Robert Ritchie’s, Jon Ritchie’s and David Clark’s base salaries earned in 2024 were $750,000, $600,000 and $402,604, respectively.

The “Salary” column of the Summary Compensation Table above shows the actual base salaries paid to each NEO in 2024.

Equity Compensation

Historically, we have not maintained an equity incentive plan for our NEOs and as of December 31, 2024, we did not grant any equity or equity-based awards to our NEOs.

Employment Agreements

We are party to an employment agreement with Mr. Robert Ritchie, our Chief Executive Officer, which was originally entered into on June 23, 2006. Pursuant to the employment agreement, Mr. Robert Ritchie is entitled to receive a base salary of no less than $275,000 annually, which the board of directors reviews annually, and increased to a total of $750,000 for 2024, and paid vacation and is eligible to participate in our standard benefit plans. Mr. Robert Ritchie is also eligible to receive an annual bonus in an amount up to 55% of his base salary upon the achievement of certain financial goals set by the board of directors prior to the beginning of each bonus period. The employment agreement also includes a confidentiality provision, a non-competition provision that applies during employment and for five years thereafter, and an employee and customer non-solicitation provision that applies during employment and for five years thereafter.

If Mr. Robert Ritchie is terminated without cause or resigns for good reason (each, as defined in the employment agreement), Mr. Robert Ritchie is eligible to receive his salary and benefits (as defined in the employment agreement) through twelve months from the date of his termination, provided that he does not accept another position during the term during which severance payments are being made.

We are party to an employment agreement with Mr. Jon Ritchie, our President, which was originally entered into on May 31, 2019. Pursuant to the employment agreement, Mr. Jon Ritchie was originally entitled to receive a base salary of $325,000 annually, which was increased to $600,000 for 2024, is entitled paid vacation and is eligible to participate in our standard benefit plans. Mr. Jon Ritchie is also eligible to receive an annual bonus in an amount up to $642,500, payable at the discretion of the chief executive officer and/or board of directors and only if the Company meets financial targets set by the board of directors and Mr. Jon Ritchie meets performance goals established by the chief executive officer. The employment agreement includes a confidentiality provision, a non-competition provision that applies during employment and for twelve months thereafter, and an employee and customer non-solicitation provision that applies during employment and for two years thereafter.

If Mr. Jon Ritchie is terminated without cause (as defined in the employment agreement), Mr. Jon Ritchie is eligible to receive an amount equal to twelve months of his annual salary at the rate in effect at the time the notice of termination is given.

Discretionary Bonuses

Certain of our executives, including the NEOs, receive discretionary bonuses approved by the Board of Directors for performance during each year. The Company pays annual discretionary distribution bonuses to qualifying executives from the pool of profits earned as of December 31 of each year. In 2024, the Company paid $1,125,000, $642,500 (not including amounts under the PPP (as defined below)) and $843,750 to Messrs. Robert Ritchie, Jon Ritchie and David Clark, respectively.

Profit Participation Plan

Mr. Jon Ritchie’s employment agreement contains provisions providing for discretionary bonus payments that we refer to as a Profit Participation Plan (“PPP”). Under the PPP, the Company makes payments to the qualifying executive within 45 days of any of the following circumstances: (i) the Company makes a cash distribution to the unitholders and if the GAAP book value of the Company remains in excess of the hurdle value (the “Hurdle Value”) after such distribution took place, which such Hurdle Value was initially set at approximately $24.2 million subject to certain adjustments made over time; or (ii) if the Company is sold or engages in a change of control event, as defined in the employment agreement of the qualifying executive. Under each individual PPP, the qualifying executive is entitled to PPP payments only so long as the relevant subsidiary employs such executive. Mr. Jon Ritchie received a discretionary bonus under the PPP of $125,000 in 2024.

Other Elements of Compensation

Retirement Benefits

We currently maintain a 401(k) retirement savings plan for our employees, including our NEOs, who satisfy certain eligibility requirements. Our NEOs are eligible to participate in the 401(k) plan on the same terms as other full-time employees. The Internal Revenue Code of 1986, as amended (the “Code”) allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. Currently, we make safe harbor matching contributions in the 401(k) plan up to a specified percentage of the employee contributions, and these matching contributions are fully vested as of the date on which the contribution is made. We believe that providing a vehicle for tax-deferred retirement savings through our 401(k) plan and making fully vested matching contributions adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.

Health and Welfare Benefits and Perquisites

All of our full-time employees, including our NEOs, are eligible to participate in our health and welfare plans, including medical, dental and vision benefits (including telemedicine and a high-deductible health plan with a health savings account); health and dependent care flexible spending accounts; short-term and long-term disability insurance; critical illness and accident insurance; and life and AD&D insurance.

We believe that the perquisites described in the Summary Compensation Table above are necessary and appropriate to fairly compensate and incentivize our NEOs.

No Tax Gross-ups

We did not make gross-up payments to cover our NEOs personal income taxes that may pertain to any of the compensation paid or provided by us during 2024.

Compensation Arrangements to be Entered into in Connection with this Offering

Post-IPO Employment Agreements

We will enter into employment agreements with each of Messrs. Robert Ritchie, Jon Ritchie, David Clark and Ben Lurie in connection with this offering (the “Post-IPO Employment Agreements”), each of which will become effective as of the completion of this offering. Each Post-IPO Employment Agreement will have a three-year initial term, with automatic one-year term renewals (unless either party gives timely written notice of non-renewal).

Pursuant to the Post-IPO Employment Agreements, each of our executive officers will be entitled to receive an annual base salary as set forth in the table below. In addition, each will be eligible to receive an annual cash bonus with a target amount as set forth in the table below, which annual cash bonuses may be earned based on the achievement of certain Company and/or individual performance goals, subject to the executive’s continued employment through the bonus payment date. Additionally, beginning on January 1, 2026, each of our named executive officers will be eligible to receive an annual long-term incentive plan award with a target grant date value as set forth in the table below.

The following table sets forth the title, annual base salary, target annual bonus amount, and target long-term incentive plan award amount for each executive officer entering into a Post-IPO Employment Agreement:

Individual	Title	Annual Base Salary ($)	Target Annual Bonus ($)	Target Long-Term Incentive Plan Award ($)
Robert Ritchie	Chief Executive Officer
Jon Ritchie	President
David Clark	Chairman
Ben Lurie	Chief Financial Officer

Each named executive officer will be eligible to participate in the group health, plan, disability plan, group life plan, and any other benefit or welfare program or policy that is made generally available, from time to time, to other employees of the Company, on a basis consistent with such participation and subject to the terms of the applicable plan documents.

Pursuant to the Post-IPO Employment Agreements, if the employment of the applicable executive officer is terminated by us without “Cause” or by such executive for “Good Reason” (each, as defined in the applicable Post-IPO Employment Agreement), the executive officer will receive the following severance payments and benefits in addition to the Accrued Obligations (as defined in the applicable Post-IPO Employment Agreement): (i) an amount equal to two times the sum of (x) such executive’s base salary as of immediately prior to such termination of employment and (y) such executive’s target annual bonus for the year of termination, payable in equal installments over the 24-month period following the termination date; (ii) a lump sum payment equal to 18 months of the cost of such executive’s and his eligible dependents’ COBRA premiums for the coverage in effect immediately prior to such termination of employment; and (iii) the annual bonus paid to such executive for the calendar year immediately preceding the calendar year of such termination to the extent unpaid prior to such termination of employment and to be paid at the same time as if no such termination of employment had occurred (the “Prior Year Bonus”).

If such executive officer’s employment terminates due to his death or disability, the executive (or his estate) will be eligible to receive (i) the Accrued Obligations, (ii) the Prior Year Bonus, and (iii) accelerated vesting (and for restricted stock units and similar awards, accelerated settlement) of all equity and equity-based awards (provided that any performance-based award shall be settled assuming the target level of performance was achieved, unless prior to such termination, a higher level of performance was certified by the compensation committee of the Board, in which case settlement shall occur at such higher level of achievement).

The severance payments and benefits described above (other than the Accrued Obligations) are subject to the executive’s timely execution and nonrevocation of a release of claims in our favor and continued compliance with customary confidentiality, non-competition and non-solicitation requirements (as described below).

Each of our executive officers will be subject to customary confidential information and proprietary information restrictions that apply indefinitely, as well as a non-competition covenant, an employee non-solicitation covenant and a customer non-solicitation covenant, each of which applies during the executive’s employment with us and for one year following the executive’s termination of employment; provided that Mr. Lurie shall be permitted to continue to provide consulting services to Sowell & Co. at the same levels and in the same manner as he has provided such services prior to the effective date of his Post-IPO Employment Agreement.

Restricted Stock Grant

In connection with this offering, we expect to grant restricted stock awards with to certain of our executive officers and employees with respect to a total of approximately     shares of Common Stock (calculated

using the midpoint of the price range set forth on the cover page of this prospectus and after giving effect to the Restricted Stock Grant Net Settlement), including awards with respect to approximately     shares to Mr. Jon Ritchie and     shares with respect to Mr. David Clark. These awards will be immediately vested.

Restricted Stock Unit Grant

In connection with this offering, we expect to grant restricted stock units to certain of our executive officers and employees with respect to a total of approximately     shares of Common Stock (calculated using the midpoint of the price range set forth on the cover page of this prospectus), including awards with respect to approximately     shares to Mr. Robert Ritchie,     shares to Mr. Jon Ritchie,     shares to Mr. David Clark and     shares with respect to Mr. Ben Lurie. These awards will be subject to a three year vesting scheduling and will vest ratably over such period beginning on the first anniversary of such grant.

Long-Term Incentive Plan

The American Integrity Insurance Company, Inc. 2025 Long-Term Incentive Plan (the “2025 Incentive Plan”) for employees, contractors and non-employee directors was approved by our board of directors and adopted by us on     , 2025 (the “Effective Date”). Unless sooner terminated by our board of directors, the 2025 Incentive Plan will terminate and expire on the tenth anniversary of the Effective Date. No award may be made under the 2025 Incentive Plan after its expiration date, but awards made prior thereto may extend beyond that date.

The purpose of the 2025 Incentive Plan is to provide an incentive for employees, directors and certain consultants and advisors of the Company or its subsidiaries to remain in the service of the Company or its subsidiaries, to extend to them the opportunity to acquire a proprietary interest in the Company so that they will apply their best efforts for the benefit of the Company, and to aid the Company in attracting able persons to enter the service of the Company and its subsidiaries. The 2025 Incentive Plan provides for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock units, performance awards, restricted stock awards and other cash and equity-based awards.

Share Authorization. Subject to certain adjustments, the number of the Company’s shares of Common Stock that may be issued pursuant to awards under the 2025 Incentive Plan is      shares. One hundred percent of the available shares may be delivered pursuant to incentive stock options.

Shares to be issued may be made available from authorized but unissued shares of Common Stock, shares of Common Stock held by the Company in its treasury, or shares of Common Stock purchased by the Company on the open market or otherwise. During the term of the 2025 Incentive Plan, the Company will at all times reserve and keep enough shares of Common Stock available to satisfy the requirements of the 2025 Incentive Plan. If an award under the 2025 Incentive Plan is canceled, forfeited or expires, in whole or in part, the shares subject to such forfeited, expired or canceled award may again be awarded under the 2025 Incentive Plan.

Awards that may be satisfied either by the issuance of shares of Common Stock or by cash or other consideration shall be counted against the maximum number of shares of Common Stock that may be issued under the 2025 Incentive Plan only during the period that the award is outstanding or to the extent the award is ultimately satisfied by the issuance of shares of Common Stock. Shares of Common Stock otherwise deliverable pursuant to an award that are withheld upon exercise or vesting of an award for purposes of paying the exercise price or tax withholdings shall be treated as delivered to the participant and shall be counted against the maximum number of available shares. Awards will not reduce the number of shares of Common Stock that may be issued, however, if the settlement of the award will not require the issuance of shares of Common Stock. Only shares forfeited back to the Company, shares canceled on account of termination, or expiration or lapse of an award, shall again be available for grant of incentive stock options under the 2025 Incentive Plan, but shall not increase the maximum number of shares described above as the maximum number of shares of Common Stock that may be delivered pursuant to incentive stock options.

Administration. The 2025 Incentive Plan will be administered by the compensation committee of the board of directors or such other committee of the board of directors as is designated by the board of directors (the “Committee”). Membership on the Committee shall be limited to independent directors who are “non-employee directors” in accordance with Rule 16b-3 under the Exchange Act. The Committee may delegate certain duties to one or more officers of the Company as provided in the 2025 Incentive Plan. The Committee will determine the persons to whom awards are to be made, determine the type, size and terms of awards, interpret the 2025 Incentive Plan, establish and revise rules and regulations relating to the 2025 Incentive Plan and make any other determinations that it believes necessary for the administration of the 2025 Incentive Plan.

Eligibility. Employees (including any employee who is also a director or an officer), contractors, and non-employee directors of the Company or its subsidiaries whose judgment, initiative and efforts contributed to or may be expected to contribute to the successful performance of the Company are eligible to participate in the 2025 Incentive Plan. No non-employee director may be granted any awards denominated in shares that exceed in the aggregate $1,000,000 in fair market value (such fair market value computed as of the date of grant) in any calendar year period that, plus an additional $1,000,000 in fair market value (determined as of the date of grant) for one-time awards to a newly appointed or elected non-employee director.

Financial Effect of Awards. The Company will receive no monetary consideration for the granting of awards under the 2025 Incentive Plan, unless otherwise provided when granting restricted stock or restricted stock units. The Company will receive no monetary consideration other than the option price for shares of Common Stock issued to participants upon the exercise of their stock options and the Company will receive no monetary consideration upon the exercise of stock appreciation rights.

Stock Options. The Committee may grant either incentive stock options qualifying under Section 422 of the Code or non-qualified stock options, provided that only employees of the Company and its subsidiaries (excluding subsidiaries that are not corporations) are eligible to receive incentive stock options. Stock options may not be granted with an option price less than 100% of the fair market value of a common share on the date the stock option is granted. If an incentive stock option is granted to an employee who owns or is deemed to own more than 10% of the combined voting power of all classes of stock of the Company (or any parent or subsidiary), the option price shall be at least 110% of the fair market value of a common share on the date of grant. The Committee will determine the terms of each stock option at the time of grant, including without limitation, the methods by or forms in which shares will be delivered to participants. The maximum term of each option, the times at which each option will be exercisable, and provisions requiring forfeiture of unexercised options at or following termination of employment or service generally are fixed by the Committee, except that the Committee may not grant stock options with a term exceeding 10 years.

Recipients of stock options may pay the option exercise price (i) cash or check, bank draft, or money order payable to the order of the Company, (ii) Common Stock (including restricted stock) owned by the recipient on the exercise date, valued at its fair market value on the exercise date, and which the recipient has not acquired from the Company within six months prior to the exercise date, (iii) by delivery (including by FAX or electronic transmission) to the Company or its designated agent of an executed irrevocable option exercise form (or, to the extent permitted by the Company, exercise instructions, which may be communicated in writing, telephonically, or electronically) together with irrevocable instructions from the recipient to a broker or dealer, reasonably acceptable to the Company, to sell certain of the shares of Common Stock purchased upon exercise of the stock option and promptly deliver to the Company the amount of sale proceeds necessary to pay such purchase price, (iv) by requesting the Company to withhold the number of shares otherwise deliverable upon exercise of the stock option by the number of shares of Common Stock having an aggregate Fair Market Value equal to the aggregate Option Price at the time of exercise (i.e., a cashless net exercise), and/or (v) in any other form of valid consideration that is acceptable to the Committee in its sole discretion.

Stock Appreciation Rights. The Committee is authorized to grant stock appreciation rights (“SARs”) as a stand- alone award (or freestanding SARs), or in conjunction with stock options granted under the 2025 Incentive Plan (or tandem SARs). A SAR is the right to receive an amount equal to the excess of the fair market value of a common share on the date of exercise over the exercise price. The exercise price may be equal to or greater than the fair market value of a common share on the date of grant. The Committee, in its sole discretion, may place a ceiling on the amount payable on the exercise of a SAR, but any such limitation shall be specified at the time the SAR is granted. A SAR granted in tandem with a stock option will require the holder, upon exercise, to surrender the related stock option with respect to the number of shares as to which the SAR is exercised. The Committee will determine the terms of each SAR at the time of the grant, including without limitation, the methods by or forms in which the value will be delivered to participants (whether made in shares of Common Stock, in cash or in a combination of both). The maximum term of each SAR, the times at which each SAR will be exercisable, and provisions requiring forfeiture of unexercised SARs at or following termination of employment or service generally are fixed by the Committee, except that no freestanding SAR may have a term exceeding 10 years and no tandem SAR may have a term exceeding the term of the option granted in conjunction with the tandem SAR. The value of the SARs may be paid in shares of Common Stock, cash, or a combination of both, as determined by the Committee.

Restricted Stock and Restricted Stock Units. The Committee is authorized to grant restricted stock and restricted stock units. Restricted stock consists of shares that are transferred or sold by the Company to a participant but are subject to substantial risk of forfeiture and to restrictions on their sale or other transfer by the participant. Restricted stock units are the right to receive shares of Common Stock at a future date in accordance with the terms of such grant upon the attainment of certain conditions specified by the Committee, which include substantial risk of forfeiture and restrictions on their sale or other transfer by the participant. The Committee determines the eligible participants to whom, and the time or times at which, grants of restricted stock or restricted stock units will be made, the number of shares or units to be granted, the price to be paid, if any, the time or times within which the shares covered by such grants will be subject to forfeiture, the time or times at which the restrictions will terminate, and all other terms and conditions of the grants. Restrictions or conditions could include, but are not limited to, the attainment of performance goals (as described below), continuous service with the Company, the passage of time or other restrictions or conditions. The value of the restricted stock units may be paid in shares of Common Stock, cash, or a combination of both, as determined by the Committee.

Performance Awards. The Committee may grant performance awards payable in cash, shares of Common Stock, or a combination thereof at the end of a specified performance period. Payment will be contingent upon achieving pre-established performance goals (as discussed below) by the end of the performance period. The Committee will determine the length of the performance period, the maximum payment value of an award, and the minimum performance goals required before payment will be made, so long as such provisions are not inconsistent with the terms of the 2025 Incentive Plan, and to the extent an award is subject to Section 409A of the Code, are in compliance with the applicable requirements of Section 409A of the Code and any applicable regulations or guidance. With respect to a performance award, if the Committee determines in its sole discretion that the established performance measures or objectives are no longer suitable because of a change in the Company’s business, operations, corporate structure, or for other reasons that the Committee deems satisfactory, the Committee may modify the performance measures or objectives and/or the performance period.

Other Awards. The Committee may grant other forms of awards payable in cash or shares of Common Stock if the Committee determines that such other form of award is consistent with the purpose and restrictions of the 2025 Incentive Plan. The terms and conditions of such other form of award shall be specified by the grant. Such other awards may be granted for no cash consideration, for such minimum consideration as may be required by applicable law, or for such other consideration as may be specified by the grant.

Dividend Equivalent Rights. The Committee may grant a dividend equivalent right either as a component of another award or as a separate award. The terms and conditions of the dividend equivalent right shall be specified by the grant. Dividend equivalents credited to the holder of a dividend equivalent right shall be paid only as the applicable Award vests or may be deemed to be reinvested in additional shares of Common Stock. Any such reinvestment shall be at the fair market value at the time thereof. Dividend equivalent rights may be settled in cash or shares of Common Stock. No dividends or dividend equivalent rights may be granted with respect to stock options or SAR.

Performance Goals. Awards under the 2025 Incentive Plan (whether relating to cash or shares of Common Stock) may be made subject to the attainment of performance goals relating to one or more business or individual performance criteria established by the Committee in its sole discretion (“Performance Criteria”). Any Performance Criteria may be used to measure the performance of the Company as a whole or any business unit of the Company and may be measured relative to a peer group or index. Any Performance Criteria may include or exclude (i) events that are of an unusual nature or indicate infrequency of occurrence, (iii) changes in tax or accounting regulations or laws, (iv) the effect of a merger or acquisition, as identified in the Company’s quarterly and annual earnings releases, or (v) other similar occurrences. In all other respects, Performance Criteria shall be calculated in accordance with the Company’s financial statements, under GAAP, or under a methodology established by the Committee prior to the issuance of an award which is consistently applied and identified in the audited financial statements, including footnotes, or the Compensation Discussion and Analysis section of the Company’s annual report.

Vesting of Awards; Forfeiture; Assignment. The Committee, in its sole discretion, may establish the vesting terms applicable to an award, subject in any case to the terms of the 2025 Incentive Plan. The Committee may impose on any award, at the time of grant or thereafter, such additional terms and conditions as the Committee determines, including terms requiring forfeiture of awards in the event of a participant’s termination of service. The Committee will specify the circumstances under which performance awards may be forfeited in the event of a termination of service by a participant prior to the end of a performance period or settlement of awards. Except as otherwise determined by the Committee, restricted stock will be forfeited upon a participant’s termination of service during the applicable restriction period.

Awards granted under the 2025 Incentive Plan generally are not assignable or transferable except by will or by the laws of descent and distribution, except that the Committee may, in its discretion and pursuant to the terms of an award agreement, permit certain transfers of nonqualified stock options or SARs to: (i) the spouse (or former spouse), children or grandchildren of the participant (“Immediate Family Members”); (ii) a trust or trusts for the exclusive benefit of such Immediate Family Members; (iii) a partnership in which the only partners are (1) such Immediate Family Members and/or (2) entities which are controlled by the participant and/or Immediate Family Members; (iv) an entity exempt from federal income tax pursuant to Section 501(c)(3) of the Code or any successor provision; or (v) a split interest trust or pooled income fund described in Section 2522(c)(2) of the Code or any successor provision, provided that (x) there shall be no consideration for any such transfer, (y) the applicable award agreement pursuant to which such award is granted must be approved by the Committee and must expressly provide for such transferability and (z) subsequent transfers of transferred awards shall be prohibited except those by will or the laws of descent and distribution.

Adjustments. Upon Changes in Capitalization. In the event that any dividend or other distribution, recapitalization, stock split, reverse stock split, rights offering, reorganization, merger, consolidation, split-up, spin-off, split-off, combination, subdivision, repurchase, or exchange of the shares of Common Stock or other securities of the Company, issuance of warrants or other rights to purchase common shares or other securities of the Company, or other similar corporate transaction or event affects the fair value of an award, then the Committee shall adjust any or all of the following so that the fair value of the award immediately after the transaction or event is equal to the fair value of the award immediately prior to the transaction or event (i) the number of shares and type of Common Stock (or the securities or property) which thereafter may be made the subject of awards, (ii) the number of shares and type of shares of Common Stock (or other securities or property) subject to outstanding awards, (iii) the option price of each outstanding award, (iv) the amount, if any, the Company pays for forfeited shares of Common Stock in accordance with the terms of the 2025 Incentive Plan, and (v) the number of or exercise price of shares of Common Stock then subject to outstanding SARs previously granted and unexercised under the 2025 Incentive Plan to the end that the same proportion of the Company’s issued and outstanding shares of Common Stock in each instance shall remain subject to exercise at the same aggregate exercise price; provided however, that the number of shares of Common Stock (or other securities or property) subject to any award shall always be a whole number. Notwithstanding the foregoing, no such adjustment shall be made or authorized to the extent that such adjustment would cause the 2025 Incentive Plan or any stock option to violate Section 422 of the Code or Section 409A of the Code. All such adjustments must be made in accordance with the rules of any securities exchange, stock market, or stock quotation system to which the Company is subject.

Amendment or Discontinuance of the 2025 Incentive Plan. The board of directors may, at any time and from time to time, without the consent of the participants, alter, amend, revise, suspend or discontinue the 2025 Incentive Plan in whole or in part; provided, however, that (i) no amendment that requires stockholder approval in order for the 2025 Incentive Plan and any awards under the 2025 Incentive Plan to continue to comply with Sections 421 and 422 of the Code (including any successors to such Sections, or other applicable law) or any applicable requirements of any securities exchange or inter-dealer quotation system on which the Company’s stock is listed or traded, shall be effective unless such amendment is approved by the requisite vote of the Company’s stockholders entitled to vote on the amendment; and (ii) unless required by law, no action by the board of directors regarding amendment or discontinuance of the 2025 Incentive Plan may adversely affect any rights of any participants or obligations of the Company to any participants with respect to any outstanding award under the 2025 Incentive Plan without the consent of the affected participant.

No Repricing of Stock Options or SARs. The Committee may not, without the approval of the Company’s stockholders, “reprice” any stock option or SAR. For purposes of the 2025 Incentive Plan, “reprice” means any of the following or any other action that has the same effect: (i) amending a stock option or SAR to reduce its exercise price or base price, (ii) canceling a stock option or SAR at a time when its exercise price or base price exceeds the fair market value of a common share in exchange for cash or a stock option, SAR, award of restricted stock or other equity award with an exercise price or base price less than the exercise price or base price of the original stock option or SAR, or (iii) taking any other action that is treated as a repricing under generally accepted accounting principles, provided that nothing shall prevent the Committee from (x) making adjustments to awards upon changes in capitalization; (y) exchanging or cancelling awards upon a merger, consolidation, or recapitalization, or (z) substituting awards for awards granted by other entities, to the extent permitted by the 2025 Incentive Plan.

Recoupment for Restatements. The Committee may recoup all or any portion of any shares or cash paid to a participant in connection with an award, in the event of a restatement of the Company’s financial statements as set forth in the Company’s clawback policy, if any, approved by the board of directors from time to time.

Director Compensation

We did not pay any compensation, make any equity awards or non-equity awards to, or pay any other compensation to, any of the other non-employee members of our board of directors in 2024. Steven Smathers and Steven B. Mathis each received $60,000 and Ernest N. Csiszar received $30,000 in cash compensation paid for monthly service on AIICFL’s audit committee.

Non-employee Director Compensation Program

We intend to implement a non-employee director compensation program that will take effect as of the closing of this offering, the terms of which have not yet been determined as of the date of this prospectus.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The descriptions set forth below are qualified in their entirety by reference to the applicable agreements.

The Offering

In connection with the offering, we will engage in certain transactions with certain of our directors, executive officers and other persons and entities which are or will become holders of 5% or more of our voting securities upon the consummation of this Offering.

Management Services Agreement

AIIG LLC entered into a management services agreement (the “MSA”) with Sowell & Co., pursuant to which Sowell & Co. agreed to provide personnel to manage and conduct certain operational, technical and administrative services. The management fee is approximately $796,875 a year, and is paid monthly. The management fee for both 2024 and 2023 was $796,875. We intend to terminate the MSA upon consummation of this offering in exchange for a payment of $3,000,000 (paid ratably over a period of four years).

Family Relationships

Robert Ritchie, our Chief Executive Officer and a Director, is the father of Jon Ritchie, our President. There are no other familial relationships among our directors or executive officers.

Registration Rights Agreement

We intend to enter into a Registration Rights Agreement with certain of the Existing Owners in connection with this offering, which we refer to as the Registration Rights Agreement. The Registration Rights Agreement will provide certain of the Existing Owners with certain “demand” registration rights whereby, at any time after 180 days following our initial public offering and the expiration of any related lock-up period, such Existing Owners can require us to register under the Securities Act the offer and sale of shares of Common Stock. The Registration Rights Agreement will also provide for customary “piggyback” registration rights for all parties to the agreement.

Director and Officer Indemnification and Insurance

Prior to the consummation of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers. We also intend to purchase directors’ and officers’ liability insurance. See “Description of Capital Stock—Limitations on Liability and Indemnification of Officers and Directors.”

Procedures for Approval of Related Party Transactions

A “Related Party Transaction” is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “Related Person” means:

•	any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;

•	any person who is known by us to be the beneficial owner of more than 5.0% of our Common Stock;

•

any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5.0% of our Common Stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5.0% of our Common Stock; and

•

any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10.0% or greater beneficial ownership interest.

Our board of directors intends to adopt a written related party transactions policy prior to the completion of this offering. Pursuant to this policy, the audit committee expects to review all material facts of all Related Party Transactions and either approve or disapprove entry into the Related Party Transaction, subject to certain limited exceptions. In determining whether to approve or disapprove entry into a Related Party Transaction, the audit committee expects to take into account, among other factors, the following: (i) whether the Related Party Transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and (ii) the extent of the Related Person’s interest in the transaction. Further, the policy would require that all Related Party Transactions required to be disclosed in our filings with the SEC be so disclosed in accordance with applicable laws, rules and regulations.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, MANAGEMENT AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Common Stock as of December 31, 2024 adjusted for (1) the consummation of the Corporate Conversion, as described in “Corporate Conversion”, (2) the Restricted Stock Grant Net Settlement and (3) this offering of the issuance and sale of      shares of Common Stock by us and      shares of Common Stock by the Selling Stockholders. The number and percentage of shares beneficially owned after this offering assumes no exercise of the underwriters’ option to purchase up to      additional shares of Common Stock from the Selling Stockholders, for:

•	each person known by us to beneficially own more than 5% of our Common Stock

•	each of our directors and director nominees;

•	each of our executive officers;

•	all of our executive officers and directors as a group; and

•	the Selling stockholders.

The amounts and percentages of Common Stock, beneficially owned are reported on the basis of the regulations of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days of December 31, 2024, provided that any person who acquires any such right with the purpose or effect of changing or influencing the control of the issuer, or in connection with or as a participant in any transaction having such purpose or effect, immediately upon such acquisition shall be deemed to be the beneficial owner of the securities which may be acquired through the exercise of such right. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities. Unless otherwise indicated, the address of all listed stockholders is 5426 Bay Center Drive, Suite 600, Tampa, Florida.

Common Stock Beneficially Owned(1)
	Before this offering	After this offering (no exercise of over- underwriters’ option)	After this offering (with full exercise or over- underwriters’ option)
Name of beneficial owner	Number %	Number %	Number %
5% Stockholders
Sowell Investments Holding Co., LLC (2)
Executive Officers and Directors and Director Nominees
Robert Ritchie
David Clark
Jon Ritchie
Ben Lurie
Steven Smathers
Ernest N. Csiszar
Steven B. Mathis
All directors, director designees, director nominees, and executive officers as a group (7 persons)
Other Selling Stockholders
[ ]

*	Less than 1%.
(1)

Represents the percentage of voting power of our Common Stock. Each share of Common Stock entitles the registered holder thereof to one vote per share, in each case, on all matters presented to stockholders for a vote generally, including the election of directors. See “Description of Capital Stock.”

(2)

James E. Sowell may be deemed to exercise voting and investment control over the Common Stock held by Sowell Investments Holding Co., LLC through The James Sowell Family 2016 Irrevocable Trust and The Elizabeth Sowell 2016 Irrevocable Trust. The business address for James E. Sowell is 1601 Elm Street, Ste 3500, Dallas, TX 75201. Sowell Investments Holding Co., LLC and the other Selling Stockholders granted the underwriters the option, for a period of 30 days, to purchase up to an additional      shares of Common Stock at the initial price to the public less the underwriting discount and commissions.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering the authorized capital stock of the Company will consist of shares of Common Stock, $0.001 par value per share, of which    shares will be issued and outstanding, and shares of preferred stock, $0.001 par value per share, of which no shares will be issued and outstanding.

The following summary of the capital stock and Charter and Bylaws of the Company does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our Charter and Bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Holders of shares of our Common Stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors elected by our stockholders generally. The holders of our Common Stock do not have cumulative voting rights in the election of directors.

Holders of shares of our Common Stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Common Stock will be entitled to receive pro rata our remaining assets available for distribution.

All shares of our Common Stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable. The Common Stock will not be subject to further calls or assessments by us. Holders of shares of our Common Stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Common Stock. The rights powers, preferences and privileges of our Common Stock will be subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.

Preferred Stock

No shares of preferred stock will be issued or outstanding immediately after the offering contemplated by this prospectus. Our Charter will authorize our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by the holders of our Common Stock. Our board of directors is able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:

•	the designation of the series;

•

the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption or repurchase rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of us or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

Registration Rights

We intend to enter into a Registration Rights Agreement with the Existing Owners in connection with this offering. The Registration Rights Agreement will provide the Existing Owners certain registration rights following our initial public offering and the expiration of any related lock-up period, including that the Existing Owners can require us to register under the Securities Act    shares of Common Stock. The Registration Rights Agreement will also provide for piggyback registration rights for the Existing Owners. See “Certain Relationships and Related Party Transactions-Registration Rights Agreement.”

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by its board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equal the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Declaration and payment of any dividend will be subject to the discretion of our board of directors.

Because we are a holding company and have no direct operations, we will only be able to pay dividends from funds we receive from our subsidiaries. Additionally, the maximum amount of dividends that can be paid by Florida insurance companies without prior approval of the FLOIR is subject to restrictions. Dividends from AIICFL can only be paid from accumulated unassigned funds derived from net operating profits and net realized capital gains. Subject to such accumulated unassigned funds, the maximum dividend that may be paid by AIICFL to the Company without prior approval is further limited to the lesser of statutory net income from operations of the preceding calendar year or statutory unassigned surplus as of the preceding year end. “Dividend Policy” contains more information.

Annual Stockholder Meetings

Our Bylaws will provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Number and Election of Directors

Our board of directors will initially consist of five (5) members. The holders of our Common Stock and any other class of stock of our company, to the extent they shall have the right to vote, shall retain the right to elect and remove all members of the board of directors.

Anti-Takeover Effects of Our Charter and Bylaws and Certain Provisions of Delaware Law

Our Charter and Bylaws and the DGCL contain provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile or abusive change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of Common Stock held by stockholders.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of shares that are authorized and available for issuance. However, the listing requirements of the NYSE, which would apply so long as our Common Stock remains listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power of our capital stock or then outstanding number of shares of Common Stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Our board of directors may generally issue shares of one or more series of preferred stock on terms calculated to discourage, delay or prevent a change of control of the Company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances in one or more series without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.

One of the effects of the existence of authorized and unissued and unreserved Common Stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices.

Delaware Law

We will not be subject to the provisions of Section 203 of the DGCL, regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation, including those whose securities are listed for trading on the NYSE, from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board of directors before the date the interested stockholder attained that status;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Removal of Directors; Vacancies and Newly Created Directorships

Under the DGCL, unless otherwise provided in our Charter, directors serving on a classified board may be removed by the stockholders only for cause. Our Charter provides that directors may be removed with cause only upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our Charter also provides that, subject to the rights granted to one or more series of preferred stock then outstanding, any vacancies on our board of directors, and any newly created directorships, will be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum, by a sole remaining director or by the stockholders.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our Charter does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all our directors.

Special Stockholder Meetings

Our Charter provides that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors or the chairman of the board of directors. Our Bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deterring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.

Director Nominations and Stockholder Proposals

Our Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our Bylaws also specify requirements as to the form and content of a stockholder’s notice. Our Bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our Charter provides otherwise.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of our company. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum

Our Charter provides that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action, suit or proceeding brought on behalf of our Company, (ii) action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee or stockholder of the Company to the Company or to the Company’s stockholders, (iii) action, suit or proceeding arising pursuant to any provision of the DGCL or our Charter or our Bylaws or as to which the DGCL confers jurisdiction to the Court of Chancery of the state of Delaware, or (iv) action, suit or proceeding asserting a claim against our Company governed by the internal affairs doctrine. Notwithstanding the foregoing sentence, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under U.S. federal securities laws, including the Securities Act and the Exchange Act. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of our Company shall be deemed to have notice of and consented to the forum provisions in our Charter. However, the enforceability of similar exclusive forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is uncertain whether a court would find these types of provisions in our Charter to be enforceable. For example, under the Securities Act, federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our Charter, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our Charter provides that, to the fullest extent permitted by law, any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our Charter does not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our Charter, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors’ and officers’ fiduciary duties, subject to certain exceptions. Our Charter includes a provision that eliminates the personal liability of directors and officers for monetary damages to the Company or its stockholders for any breach of fiduciary duty as a director or an officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director or an officer for breach of fiduciary duty as a director or an officer, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any breaches of the director’s or officer’s duty of loyalty, any acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, any authorization of dividends or stock redemptions or repurchases paid or made in violation of the DGCL, or for any transaction from which the director derived an improper personal benefit.

Our Bylaws generally provide that we must defend, indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our Charter and Bylaws may discourage stockholders from bringing a lawsuit against directors or officers for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Indemnification Agreements

We intend to enter into an indemnification agreement with each of our directors and executive officers as described in “Certain Relationships and Related Party Transactions—Indemnification Agreements.” Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock will be Odyssey Transfer and Trust Company.

Listing

We have applied to list our Common Stock on the NYSE under the symbol “AII.”

CERTAIN CONSIDERATIONS FOR ERISA AND OTHER U.S. BENEFIT PLANS

Subject to the following considerations, shares of Common Stock may be acquired and held by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA) or other plans that are not subject to Title I of ERISA or Section 4975 of the Code, but may be subject to state, local or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).

The following is based on the provisions of ERISA and the Code (and related regulations and administrative and judicial interpretations) as of the date of this registration statement. This discussion does not purport to be complete, and no assurance can be given that future legislation, court decisions, regulations, rulings or pronouncements will not significantly modify the requirements discussed below. Any of these changes may be retroactive and may thereby apply to transactions entered into prior to the date of their enactment or release. This discussion is general in nature and is not intended to be all inclusive, nor should it be construed as investment or legal advice.

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in shares of Common Stock with a portion of the assets of any Plan, a fiduciary should consider the Plan’s particular circumstances and all of the facts and circumstances of the investment and determine whether the acquisition and holding of shares of Common Stock is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Laws relating to the fiduciary’s duties to the Plan, including, without limitation:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any Similar Laws, as applicable;

•	whether, in making the investment, the Plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any Similar Laws, as applicable;

•	whether the investment is permitted under the terms of the applicable documents governing the Plan; and

•

whether the acquisition or holding of the shares of Common Stock will constitute a non-exempt “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code or a violation of Similar Laws (see “—Prohibited Transaction Issues” below).

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to excise taxes, penalties and liabilities under ERISA and the Code. The acquisition and/or holding of shares of Common Stock by an ERISA Plan with respect to which the issuer, the underwriters or their affiliates is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction in violation of Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption.

Because of the foregoing, shares of Common Stock should not be acquired or held by any person investing “plan assets” of any Plan, unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or a violation of any applicable Similar Laws.

Due to the complexity of these rules and the excise taxes, penalties and liabilities that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering acquiring and/or holding shares of our Common Stock on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the acquisition and holding of shares of Common Stock. Purchasers of shares of Common Stock have the exclusive responsibility for ensuring that their acquisition and holding of shares of Common Stock complies with the fiduciary responsibility rules of ERISA and does not violate the prohibited transaction rules of ERISA, the Code or applicable Similar Laws. The sale of shares of Common Stock to a Plan is in no respect a representation by us, the underwriters or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plan or that such investment is appropriate for any such Plan.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Common Stock. Future sales of our Common Stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our Common Stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon the closing of this offering, we will have outstanding an aggregate of   shares of Common Stock (or   shares of Common Stock if the underwriters’ option to purchase additional shares is exercised). Of these shares, all of the shares of Common Stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 of the Securities Act. All remaining shares of Common Stock held by existing stockholders will be deemed “restricted securities” as such term is defined under Rule 144. The restricted securities were, or will be, issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our Common Stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

•	shares will be eligible for sale upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus and when permitted under Rule 144 or Rule 701; and

•	shares will be eligible for sale, upon exercise of vested options, upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus.

Lock-up Agreements

We, all of our directors and officers and      of the Existing Owners, including the Selling Stockholders, have agreed not to sell any Common Stock or securities convertible into or exchangeable or exercisable for any shares of our Common Stock for a period of 180 days from the date of this prospectus, subject to certain customary exceptions. See “Underwriting” for a description of these lock-up provisions.

Rule 144

In general, under Rule 144 as currently in effect, once we have been a reporting company subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for 90 days, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for a least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

Once we have been a reporting company subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for 90 days, a person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our Common Stock or the average weekly trading volume of our Common Stock reported through the NYSE during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement pursuant to Rule 701 before the effective date of the Registration Statement for this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock Issuable Under Employee Plans

We intend to file a registration statement on Form S-8 under the Securities Act to register stock issuable under our equity incentive plan. This registration statement is expected to be filed following the effective date of the Registration Statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above.

Registration Rights

For a description of registration rights relating to our Common Stock, see “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Common Stock by a non-U.S. holder (as defined below) who acquires such Common Stock pursuant to this offering and holds our Common Stock as a “capital asset” within the meaning of Section 1221 of the Code (generally property held for investment). This summary is based on the provisions of the Code, U.S. Treasury regulations, administrative rulings and pronouncements and judicial decisions, all as in effect on the date hereof, and all of which are subject to change and differing interpretations, possibly with retroactive effect. We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this summary. We have not sought and do not intend to seek any ruling from the Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address U.S. federal tax laws other than those pertaining to the U.S. federal income tax, nor does it address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as:

•	banks, insurance companies or other financial institutions;

•	tax-exempt or governmental organizations;

•	retirement plans;

•	mutual funds;

•	qualified foreign pension funds (or any entities all of the interests of which are held by a qualified foreign pension fund);

•	dealers in securities or foreign currencies;

•	“controlled foreign corporations,” “passive foreign investment companies” or corporations that accumulate earnings to avoid U.S. federal income tax;

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	entities or other arrangements treated as a partnership or other pass-through entity for U.S. federal income tax purposes or holders of interests therein;

•	persons deemed to sell our Common Stock under the constructive sale provisions of the Code;

•	persons who have a “functional currency” other than the U.S. dollar;

•	persons who own or have owned (directly, indirectly or constructively) 5% or more of our Common Stock (by vote or value);

•	persons that acquired our Common Stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	certain former citizens or long-term residents of the United States; and

•

persons that hold our Common Stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our Common Stock that is not for U.S. federal income tax purposes a partnership or any of the following:

•	a citizen or an individual resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Common Stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, the activities of the partner and the partnership and certain determinations made at the partner level. Accordingly, partnerships and partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our Common Stock should consult their tax advisors regarding the U.S. federal income tax considerations of the ownership and disposition of our Common Stock by such partnership.

Distributions on Common Stock

Distributions of cash or property on our Common Stock, if any, will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our Common Stock (and will reduce such tax basis until such tax basis equals zero) and thereafter as capital gain from the sale or exchange of such Common Stock. See “—Gain on Disposition of Common Stock.” Subject to the withholding requirements under FATCA (as defined below) and with respect to dividends that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States), each of which is discussed below, any distribution made to a non-U.S. holder on our Common Stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividend unless an applicable income tax treaty provides for a lower rate.

Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will not be subject to U.S. withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. Instead, such dividends generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code). If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its “effectively connected earnings and profits” (as adjusted for certain items).

Gain on Disposition of Common Stock

Subject to the discussion below under “—Backup Withholding and Information Reporting” and “—Additional Withholding Requirements under FATCA,” a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other disposition of our Common Stock unless:

•

the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•

the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

•

our Common Stock constitutes a United States real property interest by reason of our status as a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of the disposition and the non-U.S. holder’s holding period and certain other conditions are satisfied.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.

A non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above, generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code) unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).

Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). Although there can be no assurances in this regard, we believe that we currently are not a USRPHC for U.S. federal income tax purposes, and we do not expect to become a USRPHC for the foreseeable future.

Non-U.S. holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our Common Stock.

Backup Withholding and Information Reporting

Any distributions paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form).

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our Common Stock effected within the United States or by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate, which is currently 24%) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our Common Stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the non-U.S. holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our Common Stock effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements Under FATCA

Sections 1471 through 1474 of the Code, and the U.S. Treasury regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax (separate and apart from, but without duplication of, the withholding tax described above) on any dividends (including constructive dividends) paid on our Common Stock to a “foreign financial institution” (which in general includes investment vehicles) or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into, and complies with, an agreement with the U.S. government to withhold on certain payments, and to collect and provide, on an annual basis, to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies to the applicable withholding agent that it does not have any “substantial United States owners” (as defined in the Code) or timely provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E, or successor form, as applicable), or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E, or successor form, as applicable) or, if required under an intergovernmental agreement between the United States and an applicable foreign country, reports the information in clause (i) to its local tax authority, which will exchange such information with the U.S. authorities. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution will generally be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). Non-U.S. holders should consult their own tax advisors regarding the effects of FATCA on an investment in our Common Stock.

THIS DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED AS, TAX ADVICE. THE FOREGOING SUMMARY IS NOT A SUBSTITUTE FOR AN INDIVIDUAL ANALYSIS OF THE TAX CONSIDERATIONS APPLICABLE TO A PROSPECTIVE HOLDER OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, WHICH ANALYSIS MAY BE COMPLEX AND WILL DEPEND ON THE HOLDER’S SPECIFIC SITUATION. INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

UNDERWRITING

We and the Selling Stockholders are offering the shares of Common Stock described in this prospectus through a number of underwriters. Keefe, Bruyette & Woods, Inc. and Piper Sandler & Co. are acting as joint book running managers of the offering and as representatives of the underwriters. We and the Selling Stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the Selling Stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of Common Stock listed next to its name in the following table:

Name	Number of Shares
Keefe, Bruyette & Woods, Inc.
Piper Sandler & Co.
William Blair & Company, L.L.C.
Citizens JMP Securities, LLC.
Raymond James & Associates, Inc.
Oppenheimer & Co. Inc.

Total

The underwriters are committed to purchase all the Common Stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the Common Stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $    per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $    per share from the initial public offering price. After the initial offering of the shares to the public, if all of the Common Stock are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to     additional shares of Common Stock from the Selling Stockholders to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of Common Stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the initial public offering price per share of Common Stock less the amount paid by the underwriters to us and the Selling Stockholders per share of Common Stock. The underwriting fee is $    per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Total
	Per Share	No Exercise	Full Exercise
Initial Public Offering Price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us
Proceeds, before expenses, to the Selling Stockholders	$	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $   . We have agreed to reimburse the underwriters for certain of their out-of-pocket expenses in an amount not to exceed $  .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the SEC a registration statement under the Securities Act relating to, any shares of our Common Stock or securities convertible into or exercisable or exchangeable for any shares of our Common Stock, or the right to receive shares of our Common Stock, or publicly disclose the intention to undertake any of the foregoing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of Common Stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of Common Stock or such other securities, in cash or otherwise), in each case without the prior written consent of Keefe, Bruyette & Woods, Inc. and Piper Sandler & Co. for a period of 180 days after the date of this prospectus, other than the shares of our Common Stock to be sold in this offering.

The restrictions on our actions, as described above, do not apply to certain transactions, including (i) the issuance of shares of Common Stock or securities convertible into or exercisable for shares of our Common Stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options (including net exercise) or the settlement of RSUs (including net settlement), in each case outstanding on the date of the underwriting agreement and described in this prospectus; (ii) grants of stock options, stock awards, restricted stock, RSUs, or other equity awards and the issuance of shares of our Common Stock or securities convertible into or exercisable or exchangeable for shares of our Common Stock (whether upon the exercise of stock options or otherwise) to our employees, officers, directors, advisors, or consultants pursuant to the terms of an equity compensation plan in effect as of the closing of this offering and described in this prospectus, provided that such recipients enter into a lock-up agreement with the underwriters or (iii) our filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to any plan in effect on the date of the underwriting agreement and described in this prospectus or any assumed benefit plan pursuant to an acquisition or similar strategic transaction.

Our directors and executive officers, and      of the Existing Owners, including the Selling Stockholders, holding our outstanding shares Common Stock and securities directly or indirectly convertible into or exchangeable or exercisable for our shares of Common Stock (such persons, the “lock-up parties”), have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of 180 days after the date of this prospectus (such period, the “restricted period”), may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of Keefe, Bruyette & Woods, Inc. and Piper Sandler & Co., (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our Common Stock or any securities convertible into or exercisable or exchangeable for our Common Stock (including, without limitation, Common Stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant (collectively with the Common Stock, the “lock-up securities”)), (ii) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of lock-up securities, in cash or otherwise, (iii) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (iv) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including (a) transfers of lock-up securities: (i) as bona fide gifts, or for bona fide estate planning purposes, (ii) by will or intestacy, (iii) to any trust for the direct or indirect benefit of the lock-up party or any immediate family member, (iv) to a corporation, partnership, limited liability company or other entity of which the lock-up party and its immediate family members are the legal and beneficial owner of all of the outstanding equity securities or similar interests, (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv), (vi) in the case of a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party or its affiliates or (B) as part of a distribution to members or stockholders of the lock-up party; (vii) by operation of law, (viii) to us from an employee upon death, disability or termination of employment of such employee, (ix) as part of a sale of lock-up securities acquired in open market transactions after the completion of this offering, (x) to us in connection with the vesting, settlement or exercise of restricted stock units, options, warrants or other rights to purchase shares of our Common Stock (including “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments, (xi) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction approved by our board of directors and made to all stockholders involving a change in control, provided that if such transaction is not completed, all such lock-up securities would remain subject to the restrictions in the immediately preceding paragraph or (xii) to us or any of our affiliates in connection with the Corporate Conversion; (b) exercise of the options, settlement of RSUs or other equity awards, or the exercise of warrants granted pursuant to plans described in this prospectus, provided that any lock-up securities received upon such exercise, vesting or settlement would be subject to restrictions similar to those in the immediately preceding paragraph; (c) the conversion of outstanding preferred stock, warrants to acquire preferred stock, or convertible securities into shares of our Common Stock or warrants to acquire shares of our Common Stock, provided that any Common

Stock or warrant received upon such conversion would be subject to restrictions similar to those in the immediately preceding paragraph; (d) the establishment by lock-up parties of trading plans under Rule 10b5-1 under the Exchange Act, provided that such plan does not provide for the transfer of lock-up securities during the restricted period; and (e) the sale of our Common Stock pursuant to the terms of the underwriting agreement.

Keefe, Bruyette & Woods, Inc. and Piper Sandler & Co., in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

We and the Selling Stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities. We have applied to have our Common Stock approved for listing on the New York Stock Exchange under the symbol “AII.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of Common Stock in the open market for the purpose of preventing or retarding a decline in the market price of the Common Stock while this offering is in progress.

These stabilizing transactions may include making short sales of Common Stock, which involves the sale by the underwriters of a greater number of shares of Common Stock than they are required to purchase in this offering and purchasing shares of Common Stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Common Stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase Common Stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the Common Stock or preventing or retarding a decline in the market price of the Common Stock, and, as a result, the price of the Common Stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our Common Stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our Common Stock, or that the shares will trade in the public market at or above the initial public offering price.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area

In relation to each Member State of the European Economic Area (each a “Member State”), no shares have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Member State at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Each person in a Member State who receives any communication in respect of, or who acquires any shares under, the offering contemplated hereby will be deemed to have represented, warranted and agreed to and with each of the underwriters and their affiliates and us that:

(a)	it is a qualified investor within the meaning of the Prospectus Regulation; and

(b)

in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 5 of the Prospectus Regulation, (i) the shares acquired by it in the offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Regulation, or have been acquired in other circumstances falling within the points (a) to (d) of Article 1(4) of the Prospectus Regulation and the prior consent of the underwriters has been given to the offer or resale; or (ii) where the shares have been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Regulation as having been made to such persons.

We, the underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the underwriters of such fact in writing may, with the prior consent of the underwriters, be permitted to acquire shares in the offering.

United Kingdom

In relation to the United Kingdom, no shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority in accordance with the transition provisions in Regulation 74 of the Prospectus (Amendment etc.) (EU Exit) Regulations 2019, except that it may make an offer to the public in the United Kingdom of any shares at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(c)	in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000, as amended (the “FSMA”);

provided that no such offer of the shares shall require the issuer or any underwriter to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offering and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “UK Prospectus Regulation” means the Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

In the United Kingdom, the offering is only addressed to, and is directed only at, “qualified investors” within the meaning of Article 2(e) of the UK Prospectus Regulation, who are also (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”); (ii) high net worth entities or other persons falling within Article 49(2)(a) to (d) of the Order; or

(iii) persons to whom it may otherwise lawfully be communicated (all such persons being referred to as “relevant persons”). This document must not be acted on or relied on by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates may be made or taken exclusively by relevant persons.

Each person in the UK who acquires any shares in the offer or to whom any offer is made will be deemed to have represented, acknowledged, and agreed to and with us, the underwriters, and their affiliates that it meets the criteria outlined in this section.

Canada

The shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or this offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to this offering, us or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Australia

This document:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares, you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) (the “FIEA”). Accordingly, the shares may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (the “Companies Ordinance”), or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This document has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this document and any other material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than:

(a)	to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore (the “SFA”)) pursuant to Section 274 of the SFA;

(b)

to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

(c)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)

a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, the securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(i)

to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA) from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Singapore SFA Product Classification—In connection with Section 309B of the SFA and the Securities and Futures (Capital Markets Products) Regulations 2018 (the “CMP Regulations 2018”), we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

United Arab Emirates and Dubai International Financial Centre

Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor have we received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. We may not render services relating to the securities within the United Arab Emirates, including the receipt of applications and/or the allotment or redemption of such shares.

This document relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this document nor taken steps to verify the information set forth herein and has no responsibility for this document. The shares to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document, you should consult an authorized financial advisor.

In relation to its use in the Dubai International Financial Centre, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the Dubai International Financial Centre.

New Zealand

The shares of Common Stock offered hereby have not been offered or sold, and will not be offered or sold, directly or indirectly in New Zealand and no offering materials or advertisements have been or will be distributed in relation to any offer of shares in New Zealand, in each case other than:

•	to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money;

•	to persons who in all the circumstances can properly be regarded as having been selected otherwise than as members of the public;

•

to persons who are each required to pay a minimum subscription price of at least NZ$500 thousand for the shares before the allotment of those shares (disregarding any amounts payable, or paid, out of money lent by the issuer or any associated person of the issuer); or

•

in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand (or any statutory modification or reenactment of, or statutory substitution for, the Securities Act 1978 of New Zealand).

LEGAL MATTERS

The validity of our Common Stock offered hereby will be passed upon for us by Haynes and Boone, LLP, Dallas, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher  & Flom LLP, New York, New York.

EXPERTS

The consolidated financial statements of American Integrity Insurance Group, LLC as of December 31, 2024, and 2023 and for each of the years in the two-year period ended December 31, 2024, have been audited by Forvis Mazars, LLP, independent registered public accounting firm, as set forth in its report thereon, included in this registration statement. Such consolidated financial statements have been included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

CHANGE IN INDEPENDENT AUDITOR

On December 12, 2023, we engaged Deloitte & Touche LLP as our independent registered public accounting firm to audit our consolidated financial statements for the years ended December 31, 2023 and 2022. Prior to Deloitte & Touche LLP’s engagement, our consolidated financial statements for the year ended December 31, 2022 had been audited by Thomas Howell Ferguson P.A. As a result of our engagement of Deloitte & Touche LLP, we dismissed Thomas Howell Ferguson P.A. as our independent auditor. The decision to change from Thomas Howell Ferguson P.A. to Deloitte & Touche LLP was approved by the board of directors.

There were no disagreements with Thomas Howell Ferguson P.A. on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Thomas Howell Ferguson P.A., would have caused them to make reference thereto in its report on our financial statements for the year ended December 31, 2022. The report of Thomas Howell Ferguson P.A. on our financial statements for the year ended December 31, 2022 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal year ended December 31, 2022 and subsequent interim period preceding Thomas Howell Ferguson P.A.’s dismissal, there were no reportable events, as defined in Item 304(a)(1)(v) of Regulation S-K.

On February 9, 2024, we discharged Deloitte & Touche LLP prior to the issuance of any reports and prior to the completion of the audits. On February 9, 2024, we engaged Thomas Howell Ferguson P.A. as our independent auditor for the year ended December 31, 2023. The decision to change from Deloitte & Touche LLP to Thomas Howell Ferguson P.A. was approved by the board of directors.

While the audits were not completed, there were no disagreements with Deloitte & Touche LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte & Touche LLP, would have caused them to make reference thereto in its reports on our financial statements had such reports been issued. During the fiscal year ended December 31, 2023 and subsequent interim period preceding Deloitte & Touche LLP’s dismissal, there were no reportable events, as defined in Item 304(a)(1)(v) of Regulation S-K.

While the audits were not completed, during the fiscal years ended December 31, 2023 and 2022 preceding Deloitte & Touche LLP’s dismissal, neither we, nor anyone acting on our behalf, consulted with Deloitte & Touche LLP on matters that involved the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our consolidated financial statements or any of the matters described in Item 304(a)(2)(i) or (ii) of Regulation S-K.

We have provided Deloitte & Touche LLP with a copy of the foregoing disclosure and requested that Deloitte & Touche LLP provide a letter addressed to the SEC stating whether it agrees with the above facts and, if not, stating the respects in which it does not agree. A copy of Deloitte & Touche LLP’s letter, dated April 14, 2025, provided in response to that request, is filed as Exhibit 16.1 to the registration statement of which this prospectus forms a part.

On November 18, 2024, we engaged Forvis Mazars, LLP as our independent registered public accounting firm to audit our consolidated financial statements for the years ended December 31, 2024 and 2023. Prior to the engagement of Forvis Mazars, LLP, our consolidated financial statements for the year ended December 31, 2023 had been audited by Thomas Howell Ferguson P.A. As a result of our engagement of Forvis Mazars, LLP, we dismissed Thomas Howell Ferguson P.A. as our independent auditor. The audited financial statements included in this prospectus for the year ended December 31, 2023 have been audited by Forvis Mazars, LLP. The decision to change from Thomas Howell Ferguson P.A. to Forvis Mazars, LLP was approved by the board of directors.

There were no disagreements with Thomas Howell Ferguson P.A. on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Thomas Howell Ferguson P.A., would have caused them to make reference thereto in its report on our financial statements for the year ended December 31, 2023. The report of Thomas Howell Ferguson P.A. on our financial statements for the year ended December 31, 2023 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal year ended December 31, 2023 and subsequent interim period preceding Thomas Howell Ferguson P.A.’s dismissal, there were no reportable events, as defined in Item 304(a)(1)(v) of Regulation S-K.

Neither we, nor anyone acting on our behalf, consulted with Thomas Howell Ferguson P.A. on matters that involved the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our consolidated financial statements or any of the matters described in Item 304(a)(2)(i) or (ii) of Regulation S-K.

We have provided Thomas Howell Ferguson P.A. with a copy of the foregoing disclosure and requested that Thomas Howell Ferguson P.A. provide a letter addressed to the SEC stating whether it agrees with the above facts and, if not, stating the respects in which it does not agree. A copy of Thomas Howell Ferguson P.A.’s letter, dated April 2, 2025, provided in response to that request, is filed as Exhibit 16.2 to the registration statement of which this prospectus forms a part.

During the fiscal year ended December 31, 2023 and fiscal year ended December 31, 2024, neither we, nor anyone acting on our behalf, consulted with Forvis Mazars, LLP on matters that involved the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our consolidated financial statements or any of the matters described in Item 304(a)(2)(i) or (ii) of Regulation S-K.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act, with respect to the shares of our Common Stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the Common Stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of this contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

After we have completed this offering, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. We maintain a website at http://www.aiicfl.com. and we expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus. We will provide electronic or paper copies of our filings free of charge upon request.

Consolidated Financial Statements and Schedules

American Integrity Insurance Group, LLC and Subsidiaries

As of and for the year ended December 31, 2024 and 2023

Report of Independent Registered Public Accounting Firm

Board of Directors

American Integrity Insurance Group, LLC and Subsidiaries

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of American Integrity Insurance Group, LLC (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income, changes in members’ equity, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America (GAAP).

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Forvis Mazars, LLP

We have served as the Company’s auditor since 2024.

Tampa, Florida

March 25, 2025

American Integrity Insurance Group, LLC and Subsidiaries

Consolidated Balance Sheets

(In thousands, except unit and per unit data)

	December 31,
	2024	2023
Assets
Fixed maturities, available-for-sale, at fair value (amortized cost of $214,505 and $194,585, respectively)	$214,045	$193,200
Short-term investments (amortized cost of $0 and $1,957, respectively)	—	1,957

Total investments	214,045	195,157
Cash and cash equivalents	173,220	61,645
Restricted cash	6,052	523
Premiums receivable, net	51,594	36,769
Accrued investment income	2,174	1,695
Prepaid reinsurance premiums	268,254	225,930
Income taxes recoverable	—	768
Reinsurance recoverable, net	462,097	325,290
Property and equipment, net	1,843	1,317
Right-of-use assets – operating leases	2,498	4,500
Other assets	16,368	8,441

Total assets	$1,198,145	$862,035

Liabilities and members’ equity
Liabilities:
Unpaid losses and loss adjustment expenses	$475,708	$279,392
Income tax payable	11,873	—
Unearned premiums	421,881	333,802
Reinsurance payable	56,348	61,061
Advance premiums	6,561	10,693
Deferred income tax liability, net	1,122	3,233
Long-term debt	1,029	1,441
Lease liabilities – operating leases	2,612	4,641
Deferred policy acquisition costs, net unearned ceding commissions	31,931	5,137
Other liabilities and accrued expenses	26,688	28,669

Total liabilities	1,035,753	728,069

Commitments and contingencies (Note 18)
Temporary members’ equity:
Class B units (27,900 authorized, issued and outstanding at December 31, 2024 and 2023, no par value)	$—	$—
Members’ equity:
Class A units (92,096 authorized, issued and outstanding at December 31, 2024 and 2023, no par value)	10,287	10,287
Class C units (2,904 authorized, issued and outstanding at December 31, 2024 and 2023, no par value)	—	—
Retained earnings	152,432	124,714
Accumulated other comprehensive loss, net of taxes	(327)	(1,035)

Total members’ equity	162,392	133,966

Total liabilities and members’ equity	$1,198,145	$862,035

See accompanying notes to the consolidated financial statements

American Integrity Insurance Group, LLC and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income

(In thousands, except unit and per unit data)

	Years ended December 31,
	2024	2023
Revenues:
Gross premiums written	$767,678	$640,990
Change in gross unearned premiums	(85,462)	(50,475)

Gross premiums earned	682,216	590,515
Ceded premiums earned	(500,161)	(410,253)

Net premiums earned	182,055	180,262
Policy fees	7,393	7,055
Net investment income	14,180	12,653
Net realized gains (losses) on investments	119	(22)
Other income	607	923

Total revenues	204,354	200,871

Expenses:
Losses and loss adjustment expenses, net	90,832	86,749
Policy acquisition expenses	31,532	35,255
General and administrative expenses	30,951	34,112

Total expenses	153,315	156,116

Income before income taxes	51,039	44,755
Income tax expense	11,297	6,958

Net income	$39,742	$37,797

Other comprehensive income:
Unrealized holding gains on available-for-sale securities, net of taxes	$802	$2,203
Reclassification adjustment for net realized gains (losses), net of taxes	(94)	17

Total other comprehensive income	708	2,220

Comprehensive income	$40,450	$40,017

Earnings per unit:
Basic and diluted earnings per unit	$309.45	$293.85

Weighted average units outstanding – Basic and diluted	122,900	122,900

See accompanying notes to the consolidated financial statements.

American Integrity Insurance Group, LLC and Subsidiaries

Consolidated Statements of Changes in Members’ Equity

(In thousands, except per unit amounts)

	Class A Units	Class C Units	Retained Earnings	Accumulated Other Comprehensive Loss	Total Members’ Equity
Balance as of January 1, 2023	$10,287	$—	$88,754	$(3,255)	$95,786
Distributions to members – tax advances and profit distributions ($14.95 per unit)	—	—	(1,837)	—	(1,837)
Total other comprehensive income	—	—	—	2,220	2,220
Net income	—	—	37,797	—	37,797

Balance as of December 31, 2023	10,287	—	124,714	(1,035)	133,966
Distributions to members – tax advances ($97.84 per unit)	—	—	(12,024)	—	(12,024)
Total other comprehensive income	—	—	—	708	708
Net income	—	—	39,742	—	39,742

Balance as of December 31, 2024	$10,287	$—	$152,432	$(327)	$162,392

See accompanying notes to the consolidated financial statements.

American Integrity Insurance Group, LLC and Subsidiaries

Consolidated Statements of Cash Flows

(In thousands)

	Years ended December 31,
	2024	2023
Operating activities
Net income	$39,742	$37,797
Adjustments to reconcile net income to net cash from operating activities:
Amortization and depreciation	2,841	1,224
Deferred income taxes	(2,110)	1,112
Net realized (gains) losses	(119)	22
Changes in operating assets and liabilities:
Premiums receivable	(14,825)	(7,938)
Accrued investment income	(479)	(412)
Prepaid reinsurance premiums	(42,324)	(66,852)
Reinsurance recoverable	(136,807)	394,227
Deferred policy acquisition costs, net	—	(287)
Other assets	(7,981)	3,512
Unpaid losses and loss adjustment expense	196,316	(283,324)
Unearned premiums	88,079	50,104
Reinsurance payable	(4,713)	648
Advance premiums	(4,132)	774
Income taxes payable (recoverable)	12,640	(3,095)
Operating lease payments	(2,083)	(1,966)
Book overdraft	—	(67,457)
Deferred policy acquisition costs, net unearned ceding commissions	31,931	—
Other liabilities and accrued expenses	(7,067)	6,349

Net cash from operating activities	148,909	64,438

Investing activities
Purchases of property and equipment	(1,307)	(756)
Proceeds from sales and maturities of fixed maturity securities	83,223	43,271
Purchases of fixed maturity securities	(103,242)	(48,159)
Proceeds from sales and maturities of short-term investments	1,957	5,760
Purchases of short-term investments	—	(1,957)

Net cash used in investing activities	(19,369)	(1,841)

Financing activities
Cash distributions to members	(12,024)	(1,837)
Repayment of long-term debt	(412)	(515)

Net cash used in financing activities	(12,436)	(2,352)

Net increase in cash, cash equivalents and restricted cash	117,104	60,245
Cash, cash equivalents and restricted cash at beginning of year	62,168	1,923

Cash, cash equivalents and restricted cash at end of year	$179,272	$62,168

Supplemental disclosures of cash flow information
Interest paid	$65	$114
Income taxes paid	$1,000	$8,941

American Integrity Insurance Group, LLC and Subsidiaries

Consolidated Statements of Cash Flows

(In thousands)

The following table is a reconciliation of cash, cash equivalents, and restricted cash reported within the Company’s Consolidated Balance Sheets:

	December 31,
	2024	2023
Cash and cash equivalents	$173,220	$61,645
Restricted cash	6,052	523

Total cash, cash equivalents and restricted cash shown in the Consolidated Statement of Cash Flows	$179,272	$62,168

See accompanying notes to the consolidated financial statements.

American Integrity Insurance Group, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except unit and per unit data, unless otherwise stated)

1.	Nature of Operations and Basis of Presentation

Organization and Description of the Company

American Integrity Insurance Group, LLC (“AIIG”, and together with its wholly-owned subsidiaries, the “Company”) was formed in 2006 as a Texas limited liability company. AIIG and its wholly-owned subsidiaries are engaged in the property and casualty insurance business. The Company’s subsidiaries include American Integrity Insurance Company of Florida (“AIIC”), a property and casualty insurance company domiciled in the state of Florida; American Integrity MGA, LLC (“AIMGA”), a Texas limited liability company operating as a managing general agency and functioning as a manager for the insurance subsidiary’s business; American Integrity Claims Services, LLC (“AICS”), a Texas limited liability company operating as a third-party administrator and providing insurance claims processing services; Pinnacle Insurance Consultants, LLC (“PIC”), a Nevada limited liability company operating as a licensed insurance agency in the state of Florida; and Pinnacle Analytics, LLC (“PA”), a Texas limited liability company performing limited reinsurance brokerage functions for the insurance subsidiary’s business. During 2023, the Company entered into an agreement with Artex SAC Limited (“Artex”), a Bermuda Licensed Segregated Accounts Company, to establish Catstyle Segregated Account (“Catstyle”). Catstyle is a segregated account controlled by the Company formed for the purpose of conducting reinsurance business.

The Company’s property and casualty insurance is currently offered in Florida, South Carolina, and Georgia.

Basis of Presentation and Principles of Consolidation

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). References to the Accounting Standard Codification (“ASC”) and Accounting Standard Updates (“ASU”) included hereinafter refer to the Accounting Standards Codification and Updates issued by the Financial Accounting Standards Board (“FASB”) as the source of authoritative U.S. GAAP. The consolidated financial statements include the accounts of AIIG and its wholly-owned subsidiaries.

All intercompany balances and transactions have been eliminated in consolidation.

Consolidation of Variable Interest Entities

For entities in which the Company has variable interests, the Company first evaluates whether the entity meets the definition of a variable interest entity (“VIE”) or a voting interest entity (“VOE”). If the entity is a VIE, the Company focuses on identifying whether it has the power to direct the activities that most significantly impact the VIE’s economic performance and whether it has the obligation to absorb losses or the right to receive benefits from the VIE. If the Company is the primary beneficiary of a VIE, the assets, liabilities, and results of operations of the variable interest entity will be included in the Company’s consolidated financial statements. If the entity is a VOE, the Company evaluates whether it has the power to control the VOE through a majority voting interest or through other arrangements.

Use of Estimates

The preparation of consolidated financial statements (hereinafter, “financial statements”) in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. As a result, actual results could differ from those estimates.

American Integrity Insurance Group, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except unit and per unit data, unless otherwise stated)

Management evaluates estimates on an ongoing basis when updated information related to such estimates becomes available. The most significant areas that require management judgment are the estimate of unpaid losses and loss adjustment expenses, evaluation of reinsurance recoverable, and valuation of investments.

2.	Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits with financial institutions and other highly- liquid short-term investments with original maturities of three months or less. These amounts are carried at cost, which approximates fair value. Any net negative cash balances with any individual financial institution in which conditions for the right of set off are met are excluded from cash and cash equivalents. These amounts represent outstanding checks or drafts not yet cleared by the financial institution and are reclassified to liabilities and presented as book overdraft in the Consolidated Balance Sheets. The balance for book overdraft was zero as of December 31, 2024 and December 31, 2023.

Restricted Cash

Restricted cash represents cash deposits held by certain states in which the Company’s insurance subsidiary conducts business to meet regulatory requirements and is not available for immediate business use. Restricted cash related to individual state regulatory deposits was $536 and $523 as of December 31, 2024 and December 31, 2023, respectively.

Investments

Fixed Maturity Securities

The Company currently classifies all of its investments in debt securities and short-term investments as available-for-sale and reports them at fair value. Short-term investments consist of investments in interest-bearing assets with original maturities of twelve months or less. The Company records subsequent changes in value through the date of disposition as unrealized holding gains and losses, net of taxes, and includes them as a component of accumulated other comprehensive income until reclassified to earnings upon sale. Realized gains and losses on the sale of investments are determined using the specific-identification method and included in earnings. The Company amortizes any premium or discount on fixed maturities over the remaining maturity period of the related securities using the effective interest method and reports the amortization in net investment income. The Company recognizes dividends and interest income when earned.

Quarterly, the Company performs an assessment of investments to determine if any are impaired as the result of a credit loss. An investment is impaired when the fair value of the investment declines to an amount less than the cost or amortized cost of that investment. For each fixed-income security in an unrealized loss position, if the intent is to sell the security or that it is more likely than not that the Company will be required to sell the security before recovery of the cost or amortized cost basis for reasons such as liquidity needs, contractual or regulatory requirements, the security’s entire decline in fair value is recorded in earnings. If the intent is not to sell the security or it is not more likely than not that the Company will be required to sell the security, the Company will evaluate whether any impairment is attributable to credit-related factors. Such evaluation includes consideration of factors such as:

•	Failure of the issuer of the security to make scheduled interest or principal payments

American Integrity Insurance Group, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except unit and per unit data, unless otherwise stated)

•	Downgrades in the security’s credit rating since acquisition by 3 or more notches

•	Adverse conditions specifically related to the security, an industry, or geographic area

•	Changes in the financial condition of the issuer of the security

•	The payment structure of the security and the likelihood of the issuer being able to make payments that increase in the future

Upon determination of a credit-related impairment, an allowance for credit losses (ACL) will be recognized and is measured as the amount by which the security’s amortized cost basis exceeds the entity’s best estimate of the present value of cash flows expected to be collected. The allowance is limited to the difference between the amortized cost basis and the security’s fair value. Subsequent recovery of any previously recorded impairment will be recognized through reversal of the ACL.

Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date (an exit price). ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”) establishes a fair value hierarchy that prioritizes and ranks the level of observability of inputs used to measure investments at fair value. The observability of inputs is impacted by a number of factors, including the type of investment, characteristics specific to the investment, market conditions and other factors. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the hierarchy are as follows:

Level 1:	Quoted prices (unadjusted) in active markets for identical investments at the measurement date are used.

Level 2:

Pricing inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 pricing inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3:

Pricing inputs are unobservable and include situations where there is little, if any, market activity for the asset or liability. The inputs used in determination of fair value require significant judgment and estimation.

When fair value inputs fall within different levels of the fair value hierarchy, the level in the fair value hierarchy within which the asset or liability is categorized in its entirety is determined based on the lowest level input that is significant to the asset or liability. Assessing the significance of a particular input to the valuation of an asset or liability in its entirety requires judgment and considers factors specific to the asset or liability. The categorization of an asset or liability within the hierarchy is based upon the pricing transparency of the asset or liability and does not necessarily correspond to the perceived risk of that asset or liability.

Cash and cash equivalents, and restricted cash approximate fair value and are therefore excluded from the leveling table seen in Note 5 – “Fair Value Measurements.” The cost basis is determined to approximate fair value due to the short-term duration of the financial instruments.

American Integrity Insurance Group, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except unit and per unit data, unless otherwise stated)

Premiums Receivable

Generally, premiums are collected prior to or during the policy period as permitted under the Company’s payment plans. Premium receivables include amounts due from policyholders and agents for billed and uncollected premiums. Credit risk is minimized through the effective administration of policy payment plans whereby the rules governing policy cancellation minimize circumstances in which the Company extends insurance coverage without having received the corresponding premiums. The Company performs a policy-level evaluation to determine the extent the premium receivable balance exceeds the unearned premium balance. For these policies, an allowance for credit losses is estimated based on the length of collection periods, the creditworthiness of the insured, and historical experience. Cancellations are issued for policies with premiums outstanding for a period greater than is contractually permitted. As of December 31, 2024 and December 31, 2023, the Company recorded an allowance for credit losses of $3,077 and $2,617, respectively, for the expected credit losses related to premiums receivable.

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation is determined using the straight-line method over the estimated useful lives as follows: furniture, 7 years; vehicle fleet, 7 years; leasehold improvements, 7 years; and computer equipment, 3 years. Leasehold improvements are amortized over the shorter of the lease term or the asset’s useful life, which is 7 years. Internally developed software is amortized over its estimated useful life of 3 years. Costs for internally developed software are capitalized during the application development stage. Expenditures for maintenance and repairs that do not improve or extend the life of the respective assets are expensed as incurred. The Company reviews its property and equipment for impairment annually and/or whenever changes in circumstances indicate that the carrying amount may not be recoverable.

Premium Revenue

Premium revenue is earned on a daily pro rata basis over the contract period of the related insurance policies that are in force and is included in direct premiums earned. The portion of premiums not earned at the end of the year is recorded as unearned premiums. Premiums collected prior to the policy effective date are recorded as advance premiums on the Consolidated Balance Sheets.

Policy Fees

Policy fees, which represent managing general agency (MGA) fees paid by policyholders to the Company’s managing general agency subsidiary, AIMGA, (through the Company’s insurance subsidiary, AIIC) on all new and renewal insurance policies, are recognized as income at policy inception date, which coincides with the completion of the AIMGA’s performance obligation (upon completion of the placement of the policy).

Deferred Policy Acquisition Costs, Net of Ceding Commissions

Direct acquisition expenses, which primarily consist of commissions and premium taxes and other acquisition costs that vary with, and are directly related to the successful acquisition of insurance contracts, net of ceding commissions, are deferred and amortized to expense in proportion to the premium earned, generally over a period of one year. Ceding commissions from reinsurance agreements are recorded as a reimbursement for acquisition costs. If the amount of unearned ceding commission exceeds the amount of deferred acquisition costs of the business ceded, the net amount is recorded as a separate liability. As of

American Integrity Insurance Group, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except unit and per unit data, unless otherwise stated)

December 31, 2024 and December 31, 2023, the Company has deferred ceding commission liabilities of $(70,734) and $(48,217), respectively. Unamortized deferred policy acquisition costs are subject to premium deficiency testing, as further discussed in Premium Deficiency Reserve policy below.

Reinsurance

Reinsurance is used to reduce the exposure to losses arising from direct insurance policies, manage capacity and protect capital resources. However, the Company remains liable for all losses it incurs to the extent that any reinsurer is unable or unwilling to make timely payments under its reinsurance agreements. To minimize exposure to losses related to a reinsurer’s inability to pay, the financial condition of such reinsurer is evaluated initially upon placement of the reinsurance and periodically thereafter. In addition to considering a reinsurer’s financial condition, the collectability of the reinsurance recoverable is evaluated regularly based on other factors. Such factors include the amounts outstanding, length of collection periods, disputes, any collateral or letters of credit held and other relevant factors.

The accounting for reinsurance contracts depends on whether the reinsurance contract reinsures short-duration or long-duration insurance contracts, whether the reinsurance contract meets certain risk transfer conditions, and whether the reinsurance contract is prospective or retrospective. When the ceding company is indemnified by the reinsurer against the loss or liabilities (i.e., risk transfer), reinsurance accounting is required.

In establishing an allowance for credit losses related to reinsurance recoverables, the Company has elected to use a probability of default and loss-given default model. This model is applied to pools of recoverables that share similar risk characteristics, including risk ratings and availability of collateral. Management evaluates assumptions used within the allowance for credit loss analysis on a quarterly basis considering changes in credit ratings, probability of default rates, and changes in reinsurance recoverables balances. Management utilizes the aforementioned analysis of assumptions to estimate a range of possible current expected credit losses for the exposed population of reinsurance recoverables. As of December 31, 2024 and December 31, 2023, the exposure from this analysis was not considered material.

Reinsurance recoverables include reinsurance recoverables on paid losses and reinsurance recoverables on unpaid losses. Reinsurance recoverables on paid losses represent amounts currently due from reinsurers. Reinsurance recoverables on unpaid losses represent amounts that will be collectible from reinsurers once the losses are paid to the insured. Reinsurance recoverables on unpaid losses are estimated in a manner consistent with the Company’s estimate of unpaid losses and loss adjustment expenses associated with the insured business.

Reinsurance premiums, commissions, and expense reimbursements related to reinsured business are accounted for on a basis consistent with the basis used in accounting for the original policies issued and the terms of the reinsurance contracts. Ceded reinsurance premiums are reported as a reduction of premium earned and are recognized over the remaining policy period based on the reinsurance protection provided. Ceded reinsurance premiums applicable to reinsurance ceded for unearned premiums are reported as prepaid reinsurance premiums in the Consolidated Balance Sheet and represents the unexpired portion of premiums ceded to reinsurers. Ceded reinsurance policies are reflected as reinsurance payable. Ceded losses and loss adjustment expenses (“LAE”) are also accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the relevant reinsurance agreement and are recorded as reductions to losses and LAE incurred. Ceding commissions received in connection with reinsurance are accounted for as a reduction of deferred policy acquisition costs. Ceded premiums on the catastrophe bonds are treated similar to multi-year treaties.

American Integrity Insurance Group, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except unit and per unit data, unless otherwise stated)

The Company participates in a “take-out program” through which the Company assumes insurance policies held by Citizens Property Insurance Corporation (“Citizens”), a Florida state-supported insurer. The take-out program is a legislatively mandated program designed to reduce the state’s risk exposure by encouraging private companies to assume policies from Citizens. Premiums assumed from Citizens are included in gross premiums earned and recognized over the remaining contract period of the assumed policy.

Premium Deficiency Reserve

If the sum of existing policies’ expected losses and LAE, deferred policy acquisition costs and policy maintenance costs (such as costs to store records and costs incurred to collect premiums and pay commissions) exceeds the related unearned premiums, a premium deficiency is determined to exist. The Company does not consider anticipated investment income in determining if a premium deficiency exists. In this event, deferred policy acquisition costs are immediately expensed to the extent necessary to eliminate the premium deficiency. If the premium deficiency exceeds deferred policy acquisition costs, a liability is accrued for the excess deficiency. No accruals for premium deficiency were considered necessary as of December 31, 2024 and December 31, 2023.

Liability for Unpaid Losses and Loss Adjustment Expenses

Liability for unpaid losses and LAE represent management’s best estimate of the ultimate cost of settling all unpaid reported and unreported losses and LAE, net of salvage and subrogation recoveries. The liability for unpaid losses and LAE include: (1) the accumulation of individual case estimates for claims and claim adjustment expenses reported prior to the close of the accounting period; (2) actuarial estimates of claims incurred but not yet reported (“IBNR”); and (3) estimates of expenses for investigating and adjusting claims based on experience of the Company and the industry. The Company estimates and accrues its right to subrogate reported or estimated claims against other parties. Subrogated claims are recorded at amounts estimated to be received from the subrogated parties, net of related costs and netted against the reserves for unpaid loss and LAE.

The establishment of appropriate reserves, including reserves for catastrophe losses, is an inherently uncertain and complex process. Inherent in the estimates of ultimate claims and subrogation are expected trends in loss severity, frequency, payment patterns and other factors (including known and anticipated regulatory and legal developments, changes in social attitude, inflation, and economic conditions) that may vary as claims are settled. In addition, the Company’s policyholders are subject to adverse weather conditions, such as hurricanes, tornadoes and tropical storms. Although considerable variability is inherent in such estimates, management believes that the reserves for losses and LAE are reasonably stated. The estimates prior to the balance sheet date are continually monitored and reviewed, and as settlements are made or reserves adjusted as experience develops or new information becomes known, the differences are reported in current operations. Salvage and subrogation recoveries are estimated based on a review of the level of historical salvage and subrogation recoveries. The Company does not discount its unpaid loss and LAE reserves. Unpaid loss and LAE reserves are recorded net of reinsurance.

Long-Term Debt

Long-term debt includes the Company’s surplus notes. Surplus notes are generally classified as a liability recorded on the Consolidated Balance Sheets at carrying value.

On June 27, 2007, the Company entered into a $7,000 surplus note with State Board Administration of Florida (the “SBAF”) under Florida’s Insurance Capital Build-Up Incentive Program (the “Program”). The

American Integrity Insurance Group, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except unit and per unit data, unless otherwise stated)

term of the surplus note is 20 years and accrues interest, adjusted quarterly based on the 10-year Constant Maturity Treasury Rate. The effective interest rate paid on the surplus note was 3.75% and 4.59% for the years ended December 31, 2024 and December 31, 2023, respectively. As of December 31, 2024 and December 31, 2023 the Company had approximately $1,029 and $1,441 of the surplus note outstanding, respectively. Refer to Note 11 – “Long-term Debt” to these consolidated financial statements for further information.

Temporary Members’ Equity – Class B Units

Owner of Class B units have the right in certain circumstances to require us to purchase all or a portion of their equity interests at fair value as defined in the applicable agreements, as determined by the Board of Directors. The Class B units were issued as compensation to the Founder of the Company, vested immediately and contained a right to convert into Class A units which is exercisable upon termination of employment of the Founder. The Class B units also include a puttable redemption feature which provide compensation to the Class B unitholders upon death or disability while employed, thus these are determined to be temporary members’ equity.

Members’ Equity

Members’ equity consists of two classes of units that were issued to members: A and C. A unitholders are entitled to one vote for each unit. C unitholders are not entitled to vote. The A units were issued in exchange for capital contributions and vested immediately. The A unitholders were entitled to the return of their original capital contributions made plus interest at the rate of 12% per annum. The capital contributions plus interest, representing the preferred return, were repaid in 2007, the same year of issuance. As such, no further obligations exist with respect to the preferred return, but the capital remains outstanding with respect to A units. The C units were issued to employees at the Company in exchange for services and vested immediately with no conversion options. The Company has analyzed these awards under both ASC 718, Compensation – Stock Compensation (“ASC 718”) and ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and concluded that these awards should be classified as equity.

Guaranty Fund and Residual Market Pool Assessments

Insurance companies are required to participate in guaranty funds for insolvent insurance companies and other statutory insurance entities. The guaranty funds and other statutory entities periodically levy assessments against all applicable insurance companies doing business in the state and the amounts and timing of those assessments are unpredictable.

The Company’s insurance subsidiary is subject to assessments by the Florida Insurance Guaranty Association (“FIGA”), a residual market pool, and a state catastrophe reinsurance pool. The activities of this fund and these pools include collecting funds from solvent insurance companies to cover losses resulting from the insolvency or rehabilitation of other insurance companies or deficits generated by Citizens Property Insurance Corporation (“Citizens”) and the Florida Hurricane Catastrophe Fund (“FHCF”). The Company’s policy is to recognize its obligation for guaranty fund and residual market pool assessments when it has the information available to reasonably estimate its liabilities. The Company accrues a liability for estimated insurance assessments as direct premiums are written. To recover assessments which are paid in advance to the guaranty fund or other insurance-related entity, the Company recoups such assessments from policyholders in the form of a policy surcharge. Once the recoupment period begins, the entire recoupment amount is recorded as an asset in the Consolidated Balance Sheet. For assessments that are collected from policyholders in advance of payment to the guaranty fund, the Company records a liability in the Consolidated Balance Sheet to reflect the amounts collected but unremitted.

American Integrity Insurance Group, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except unit and per unit data, unless otherwise stated)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in financial institutions and the Company’s investment portfolio. At December 31, 2024 and December 31, 2023, the Company’s cash deposits at any one bank generally exceed the Federal Deposit Insurance Corporation’s $250 coverage limit for insured deposit accounts. For those banks where the Company’s deposits exceed $250, the Company regularly reviews the financials reports and credit ratings of the banks for any indication of financial stress. The Company determined that no indication of financial stress was evident in any bank where Company deposits exceeded $250 at December 31, 2024 and December 31, 2023.

To manage exposure to credit risk in its investment portfolio, the Company focuses primarily on higher-quality, fixed-income securities, reviews the credit strength of all entities in which it invests, limits its exposure in any one investment, and monitors portfolio quality, taking into account credit ratings assigned by recognized credit-rating organizations.

Additionally, reinsurance agreements potentially subject the Company to concentrations in credit risk. The Company remains liable for claims payments in the event that any reinsurer is unable to meet its obligations under the reinsurance agreements. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. The Company contracts with a number of reinsurers to secure its annual reinsurance coverage, which generally becomes effective either January 1st, April 1st or June 1st of each year. As of December 31, 2024 and December 31, 2023, 41% and 39% of the Company’s premiums recoverable were related to one reinsurer.

The Company also faces concentration risk related to geography. Because the Company conducts the majority of its business in Florida, the financial results depend on the regulatory, legal, economic and weather conditions in Florida.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets (“DTA”) and deferred tax liabilities (“DTL”) for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines DTAs and DTLs on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on DTAs and DTLs is recognized in income in the period that includes the enactment date.

The Company recognizes DTAs to the extent that it is believed that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, carryback potential if permitted under the tax law, and results of recent operations. If determined that the Company would be able to realize DTAs in the future in excess of their net recorded amount, the Company would make an adjustment to the DTA valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with ASC 740, Income Taxes (“ASC 740”) on the basis of a two-step process in which (1) the Company will determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those

American Integrity Insurance Group, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except unit and per unit data, unless otherwise stated)

tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company recognizes interest and penalties related to tax positions in income tax expense.

Leases

The Company leases office space and vehicles under operating lease agreements that have initial terms ranging from two to six years. The Company determines if an arrangement is or contains a lease at inception, which is the date on which the terms of the contract are agreed to, and the agreement creates enforceable rights and obligations. The Company evaluates contracts entered into to determine whether the contract involves the use of an asset. The Company then evaluates whether it controls the use of the asset, which is determined by assessing whether it obtains substantially all economic benefits from the use of the asset, and whether it has the right to direct the use of the asset. The Company also considers whether its service arrangements include the right to control the use of an asset. If these criteria are met and a lease has been identified, the Company accounts for the contract under the requirements of ASC 842, Leases (“ASC 842”). The Company elects not to record any lease with a term of 12 months or less on the Consolidated Balance Sheets. For such short-term leases, the Company recognizes the lease payments in expense on a straight-line basis over the lease term. The Company has no leases with variable lease payments.

If the contract is or contains a lease and the Company has the right to control the use of the identified asset, the right-of-use (“ROU”) asset and the lease liability is measured from the lease component of the contract and recognized on the Consolidated Balance Sheet. For leases in which an implicit rate is not provided in the contract, the Company uses an incremental borrowing rate (IBR) based on the information available at the lease commencement date in determining the present value of lease payments. Since AIIG does not currently have any outstanding debt, which could provide an indication of the Company’s borrowing rate, management relied on an estimated credit rating and determined IBR based on available market data. The Company excludes options to extend or terminate a lease from its recognition as part of ROU assets and lease liabilities until those options are known and/or executed. The Company recognizes the ROU assets and lease liability over the lease term as the present value of all remaining payments, discounted by the rate determined at commencement on the Consolidated Balance Sheets. Operating leases are included in right-of-use assets – operating leases and lease liabilities – operating leases on the Consolidated Balance Sheets.

Profit participation plan

The Company has a Profit Participation Plan (“PPP”) whereby certain key employees were granted the right to receive cash distributions from the Company based on specific participation ratios and hurdle values determined at the time of grant. The hurdle value is based on the Board of Directors determination of the GAAP book value of equity for the Company. The Company has determined that these distributions fall under ASC 718. The award agreement stipulates that cash distributions will only be made if the Company makes a cash distribution to unitholders and the equity value for the Company remains in excess of the hurdle value after the distribution to unitholders takes place. The distribution is also subject to Board approval.

As the payment for the participation plan is not certain until the board approves the payment amounts, the Company has determined that the liability and compensation cost will not be recognized until the date that the board declares the distributions effective each year. As such, the liability will be measured based on the amount expected to be paid as of the end of the reporting period after the recognition threshold is achieved and the liability is relieved through payment of the distribution.

American Integrity Insurance Group, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except unit and per unit data, unless otherwise stated)

Earnings Per Unit

Basic earnings per unit is calculated by dividing the net income attributable to unitholders by the weighted-average number of common units outstanding for the period.

It was determined in accordance with ASC 260, Earnings Per Share, (“ASC 260”), that the participants of the PPP are able to participate in undistributed earnings with common stock based on a predetermined formula on a nonforfeitable basis, thus representing a participating security. The Company applies the two-class method to allocate income between the common unitholders and the PPP participants.

Diluted earnings per unit is computed by dividing the Company’s net income available to unitholders, by the weighted average number of units outstanding during the period plus the impact of all potentially dilutive units, such as preferred units, unvested units and options. The dilutive impact of unit options and unvested units is determined by applying the treasury stock method and the dilutive impact of any preferred units is determined by applying the “if converted” method. The Company did not have any dilutive instruments for the period and therefore diluted earnings per unit is equal to basic earnings per unit. There are no unvested units issued or outstanding.

Statutory Accounting

The Company’s insurance subsidiary is highly regulated and prepares and files financial statements in conformity with the statutory accounting practices prescribed and permitted by the Florida Office of Insurance Regulation (the “FLOIR”) and the National Association of Insurance Commissioners (“NAIC”), which differ from U.S. GAAP. The FLOIR requires insurance companies domiciled in Florida to prepare statutory financial statements in accordance with the NAIC Accounting Practices and Procedures Manual (the “Manual”), as modified by the FLOIR. Accordingly, the admitted assets, liabilities and capital and surplus as of December 31, 2024 and December 31, 2023 and the results of operations and cash flows, for the years ended December 31, 2024 and December 31, 2023 for their regulatory filings have been prepared in accordance with statutory accounting principles as promulgated by the FLOIR and the NAIC. The statutory accounting principles are designed primarily to demonstrate the ability to meet obligations to policyholders and claimants.

Emerging Growth Company

The Company is an emerging growth company (“EGC”), as defined in the Jumpstart Our Business Startups (JOBS) Act. Under the JOBS Act, EGCs can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until those standards apply to private companies. The Company has elected to use this extended transition period for complying with certain new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date the Company (i) is no longer an EGC or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, the consolidated financial statements may or may not be comparable to companies that comply with new or revised accounting pronouncements as of public companies’ effective dates.

Recently Issued And Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (“ASU 2016-13” or “ASC 326”). The amendments in this and the related ASUs introduce broad changes to accounting for credit impairment of financial instruments. The

American Integrity Insurance Group, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except unit and per unit data, unless otherwise stated)

primary updates include the introduction of a new current expected credit loss (“CECL”) model that is based on expected rather than incurred losses for financial instruments measured at amortized cost and amends the accounting for impairment of available-for-sale securities. This model incorporates past experience, current conditions and reasonable and supportable forecasts affecting collectability of these instruments. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. On January 1, 2023, the Company adopted the new guidance under ASC 326. This update requires financial assets (including receivables and reinsurance recoverables) measured at amortized cost to be presented net of an allowance for credit losses. Additionally, this update requires credit losses on available-for-sale fixed maturity securities to be presented as an allowance rather than as a write-down, allowing an entity to also record reversals of credit losses in current period net income. The ASU further limited estimated credit losses relating to available-for-sale securities to the amount which fair value is below amortized cost. The Company adopted ASC 326 using the modified retrospective method for all financial assets measured at amortized cost. Results for reporting periods beginning after January 1, 2023, are presented under ASC 326 while prior period amounts will continue to be reported in accordance with previously applicable U.S. GAAP. The Company has adopted the ASU and finalized the impact of ASC 326, and it did not require a material adjustment to retained earnings as of January 1, 2023, for the cumulative after-tax effect of adopting this new standard.

In November 2023, the FASB issued ASU 2023-07 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which amended the guidance in ASC 280, Segment Reporting, to require a public entity to disclose significant segment expenses and other segment items on an annual and interim basis and to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. Public entities with a single reportable segment are required to provide the new disclosures and all the disclosures required under ASC 280. The guidance is applied retrospectively to all periods presented in financial statements, unless it is impracticable. The guidance applies to all public entities and is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-07 for its 2024 year-end. The adoption of the ASU did not have a material impact on the Consolidated Financial Statements.

Recently Issued But Not Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which amended the guidance in ASC 740 to enhance the transparency and decision-usefulness of income tax disclosures, particularly in the rate reconciliation table and disclosures about income taxes paid. The guidance applies to all entities subject to income taxes and will be applied prospectively with the option to apply it retrospectively for each period presented. For public business entities (PBEs), the new requirements will be effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the requirements will be effective for annual periods beginning after December 15, 2025. The Company will adopt the guidance on January 1, 2026. With the Company’s insurance subsidiary being the only entity subject to income taxes, management is currently evaluating the impact and does not expect that this update will have a material impact on its consolidated financial condition or results of operations.

In November 2024, the FASB issued ASU 2024-03 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). This ASU requires disaggregated disclosure of income statement expenses, such as employee compensation and depreciation, for public business entities. The ASU does not change the expense captions an entity presents on the face of the income statement;

American Integrity Insurance Group, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except unit and per unit data, unless otherwise stated)

rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. The ASU also requires disclosure of a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. ASU 2024-03 is effective for all public business entities for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company will adopt the guidance on January 1, 2027, and is currently assessing the impact of this ASU on the consolidated financial statements and related disclosures.

Revision

The Company identified a revision between two assets held in the Catstyle account and revised the presentation as of and for the year ended December 31, 2023 from what was previously presented. The revision relates to the amount reported as cash in Note 3 – “Variable Interest Entity,” for Catstyle in 2023 and the amounts of cash and fixed maturity securities reported in the Consolidated Financial Statements for 2023. The revision is a result of treasury bonds held at Catstyle being misclassified as cash in the Consolidated Financial Statements.

The impacts of the revision on the previously issued Balance Sheet and Statement of Cash Flows for the year ended December 31, 2023 are as follows:

	As Previously Reported	Adjustments	As Adjusted
Balance Sheet:
Cash	$68,662	$(7,017)	$61,645
Fixed maturities, available-for-sale, at fair value	186,183	7,017	193,200
Statement of Cash Flows:
Purchases of fixed maturity securities	(41,142)	(7,017)	(48,159)
Net cash from (used in) investing activities	5,176	(7,017)	(1,841)

The impacts of the revision on Note 3 – “Variable Interest Entity,” in the previously issued financial statements for the year ended December 31, 2023 are as follows:

	As Previously Reported	Adjustments	As Adjusted
Cash	$7,036	$(7,017)	$19
Fixed maturities, available-for-sale, at fair value	—	7,017	7,017

The impacts of the revision on Note 4 – “Investments” in the previously issued financial statements for the year ended December 31, 2023 are as follows:

U.S. Treasury and U.S. government agencies	Amortized Cost	Allowance for Credit Loss	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
As previously reported	$94,700	—	—	$(1,163)	$93,537
Adjustments	7,017	—	—	—	7,017
As Adjusted	$101,717	—	—	$(1,163)	$100,554

American Integrity Insurance Group, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except unit and per unit data, unless otherwise stated)

The impacts of the revision on Note 5 – “Fair Value Measurements” in the previously issued financial statements for the year ended December 31, 2023 are as follows:

	Level 1
	As Previously Reported	Adjustments	As Adjusted
U.S. Treasury and U.S. government agencies	$93,537	$7,017	$100,554

3.	Variable Interest Entity

As part of the 2023-2024 catastrophe excess of loss reinsurance placement which incepted on June 1, 2023, AIIC entered into a reinsurance agreement with Catstyle, a segregated account and controlled by the Company. Catstyle provides reinsurance coverage for layer one of the Company’s catastrophe reinsurance program effective June 1, 2023 through May 31, 2024 and June 1, 2024 through May 31, 2025. Catstyle reinsurance eliminates in consolidation.

To establish the Catstyle Segregated Account, AIIG entered into a master preference shareholder agreement with Artex whereby AIIG purchased 1,000 non-voting redeemable preference shares, par value of $1.00, to become the sole shareholder of Catstyle. AIIG also contributed additional surplus in order to fully capitalize Catstyle.

The Company was determined to be the primary beneficiary of Catstyle, a silo that is a VIE within Artex, as AIIG has the power to direct the activities that significantly affect the economic performance as well as the obligation to absorb losses and the right to receive benefits that could potentially be significant of Catstyle. Thus, AIIG has consolidated the assets, liabilities and operations of Catstyle in its consolidated financial statements for the years ended December 31, 2024 and December 31, 2023 with intercompany balances and transactions eliminated in consolidation.

The following table presents, on a consolidated basis, the balance sheet classification and exposure of cash, restricted cash and investments held in the segregated account, which are used to settle reinsurance obligations of Catstyle as of the dates presented. Cash, restricted cash and investments held in the segregated account are required to be held in a trust account solely for the benefit of the Company and can be used to settle activity under the reinsurance agreement. Any cash, restricted cash or investments held in the segregated account not actively being used to settle activity under the reinsurance agreement can only be paid to the Company by dividend based upon underwriting results of the segregated account or by expiration or termination of the reinsurance agreement. Catstyle cannot declare or pay dividends without necessary approvals from the Bermuda Monetary Authority.

	December 31,
	2024	2023
Cash	$—	$19
Restricted Cash	5,516	—
Fixed maturity securities	12,669	7,017

Total	18,185	7,036

American Integrity Insurance Group, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except unit and per unit data, unless otherwise stated)

4.	Investments

Available-for-Sale Securities

The amortized cost and estimated fair value of available-for-sale securities are as follows:

	December 31, 2024
	Amortized Cost	Allowance for Credit Loss	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury and U.S. government agencies	$75,532	$—	$—	$(298)	$75,234
Corporate debt securities	109,174	—	164	(548)	108,790
Asset-backed securities	29,799	—	262	(40)	30,021

Total fixed maturity securities	214,505	—	426	(886)	214,045

Short-term investments	—	—	—	—	—

Total available-for-sale investments	$214,505	$—	$426	$(886)	$214,045

	December 31, 2023
	Amortized Cost	Allowance for Credit Loss	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury and U.S. government agencies	$101,717	$—	$—	$(1,163)	$100,554
Corporate debt securities	52,879	—	213	(573)	52,519
Asset-backed securities	39,989	—	332	(194)	40,127

Total fixed maturity securities	194,585	—	545	(1,930)	193,200

Short-term investments	1,957	—	—	—	1,957

Total available-for-sale investments	$196,542	$—	$545	$(1,930)	$195,157

A summary of the aggregate estimated fair values of available-for-sale securities with unrealized losses segregated by time period in an unrealized loss position is as follows:

	December 31, 2024
	Less than 12 months		12 months or greater		Total
	Estimated Fair Value	Unrealized losses	Estimated Fair Value	Unrealized losses	Estimated Fair Value	Unrealized losses
U.S. Treasury and U.S. government agencies	$21,209	$(145)	$41,355	$(153)	$62,564	$(298)
Corporate debt securities	60,993	(198)	47,797	(350)	108,790	(548)
Asset-backed securities	13,869	(11)	16,152	(29)	30,021	(40)
Short-term investments	—	—	—	—	—	—

Total	$96,071	$(354)	$105,304	$(532)	$201,375	$(886)

American Integrity Insurance Group, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except unit and per unit data, unless otherwise stated)

	December 31, 2023
	Less than 12 months		12 months or greater		Total
	Estimated Fair Value	Unrealized losses	Estimated Fair Value	Unrealized losses	Estimated Fair Value	Unrealized losses
U.S. Treasury and U.S. government agencies	$—	$—	$93,537	$(1,163)	$93,537	$(1,163)
Corporate debt securities	41,245	(71)	11,274	(502)	52,519	(573)
Asset-backed securities	—	—	40,127	(194)	40,127	(194)
Short-term investments	1,957	—	—	—	1,957	—

Total	$43,202	$(71)	$144,938	$(1,859)	$188,140	$(1,930)

A summary of the amortized cost and estimated fair value of available-for-sale securities at December 31, 2024, by contractual maturity is as follows. The expected maturities may differ from the contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Years to maturity
Government and corporate securities:
Due in one year or less	$59,171	$59,012
Due after one year through five years	125,535	125,012
Due after five years through ten years	—	—
Due after ten years	—	—
Other securities, which provide for periodic payments:
Asset-backed securities	29,799	30,021

Total	$214,505	$214,045

The following table presents components of the Company’s net investment income for the year ended:

	Year Ended December 31,
	2024	2023
Fixed maturities, available-for-sale	$7,842	$7,459
Short-term investments	—	1,957
Cash and cash equivalents	6,735	3,746

Gross investment income	14,577	13,162
Investment expenses	(397)	(509)

Net investment income	$14,180	$12,653

Proceeds from sales or maturities of fixed maturity available-for-sale securities for the year ended December 31, 2024 were $83,223 with $170 and $51 of gross realized gains and losses, respectively. Proceeds from sales of fixed maturity available-for-sale securities for the year ended December 31, 2023 were $43,271 with $0.4 and $22 of gross realized gains and losses, respectively. Proceeds from sales or maturities of short-term securities for the year ended December 31, 2024 were $1,957. Proceeds from sales or maturities of short-term securities for the year ended December 31, 2023 were $5,760.

American Integrity Insurance Group, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except unit and per unit data, unless otherwise stated)

The company recorded the following activity pertaining to the allowance for credit losses:

December 31,
	2024	2023
Beginning balance – allowance for credit loss	$—	$—
Additions to the allowance for losses not previously recorded	—	—
Revisions to the allowance for losses previously recorded	—	—
Reduction in allowance for securities sold or impaired	—	—

Ending balance – allowance for credit loss	$—	$—

5.	Fair Value Measurements

The tables below presents information about the Company’s financial assets measured at fair value on a recurring basis:

	December 31, 2024
	Total	Level 1	Level 2	Level 3
U.S. Treasury and U.S. government agencies	$75,234	$75,234	$—	$—
Corporate debt securities	108,790	28,222	80,568	—
Asset-backed securities	30,021	—	30,021	—

Total	$214,045	$103,456	$110,589	$—

	December 31, 2023
	Total	Level 1	Level 2	Level 3
U.S. Treasury and U.S. government agencies	$100,554	$100,554	$—	$—
Corporate debt securities	52,519	4,042	48,477	—
Asset-backed securities	40,127	—	40,127	—
Short-term investments	1,957	—	1,957	—

Total	$195,157	$104,596	$90,561	$—

The Company has no assets carried at fair value in the Level 3 category.

The Company classifies U.S. Treasury bonds and government agencies, short-term investments, and some corporate debt securities within Level 1 of the fair value hierarchy because they are valued based on quoted market prices in active markets. Corporate debt securities and asset-backed securities categorized as Level 2 were valued using a market approach. Valuations were based upon quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets, or valuations based on models where the significant inputs are observable (e.g., interest rates, yield curves, prepayment speeds, default rates, loss severities) or can be corroborated by observable market data.

During 2024 and 2023, the Company had no event or circumstance change that would cause an instrument to be transferred between levels.

American Integrity Insurance Group, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except unit and per unit data, unless otherwise stated)

The following table summarizes the carrying value and estimated fair value of the Company’s financial instruments not carried at fair value as of the date presented:

	December 31, 2024		December 31, 2023
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Long-term debt:
Surplus note	$1,029	$885	$1,441	$1,238

The Company’s long-term debt represents a surplus note and fair value was determined by management from the expected cash flows discounted using the interest rate quoted by the holder. The Florida State Board of Administration (“FSBA”) is the holder of the surplus note and the quoted interest rate is equivalent to the 10-year Constant Maturity Treasury Rate, adjusted quarterly. The Company’s use of funds from the surplus note is limited by the terms of the agreement, therefore, the Company has determined the interest rate quoted by the FSBA to be appropriate for purposes of establishing the fair value of the surplus note (Level 3).

6.	Property and Equipment

Property and equipment consists of the following as of:

	December 31,
	2024	2023
Furniture	$1,608	$1,608
Leasehold improvements	218	218
Computer equipment	5,455	4,166
Vehicle fleet	545	525
Internally developed software	12,080	12,080

Total, at cost	19,906	18,597
Accumulated depreciation and amortization	(18,063)	(17,280)

Property and equipment, net	$1,843	$1,317

All internally developed software is fully depreciated as of December 31, 2024 and December 31, 2023.

Depreciation and amortization expense related to property and equipment was $783 and $556 for the years ended December 31, 2024 and December 31, 2023, respectively.

American Integrity Insurance Group, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except unit and per unit data, unless otherwise stated)

7.	Deferred Policy Acquisition Costs, Net of Ceding Commissions

The tables below show the activity regarding deferred policy acquisition costs (“DPAC”) for the years ended December 31, 2024 and December 31, 2023. The ending DPAC balance is included in Other Liabilities in the Consolidated Balance Sheets. The unearned ceding commission income is amortized over the effective period of the related insurance policies. For the year ended December 31, 2024 and December 31, 2023, the Company allocated earned ceding commission income of $57,975, and $37,317 to policy acquisition costs, and $56,906, and $35,625 to general and administrative expenses, respectively.

	Year Ended December 31, 2024
	DPAC, excluding unearned ceding commission	Unearned ceding commission	Total
DPAC, beginning of year	$43,080	$(48,217)	$(5,137)
Policy acquisition costs deferred during year:
Producer commissions	70,953	—	70,953
Premium taxes	6,977	—	6,977
Other acquisition costs	7,996	—	7,996
Ceding commissions	—	(128,420)	(128,420)

Total policy acquisition costs	85,926	(128,420)	(42,494)
Amortization	(90,203)	105,903	15,700

DPAC, end of year	$38,803	$(70,734)	$(31,931)

	Year Ended December 31, 2023
	DPAC, excluding unearned ceding commission	Unearned ceding commission	Total
DPAC, beginning of year	$35,647	$(35,934)	$(287)
Policy acquisition costs deferred during year:
Producer commissions	69,056	—	69,056
Premium taxes	6,577	—	6,577
Other acquisition costs	7,123	—	7,123
Ceding commissions	—	(81,787)	(81,787)

Total policy acquisition costs	82,756	(81,787)	969
Amortization	(75,323)	69,504	(5,819)

DPAC, end of year	$43,080	$(48,217)	$(5,137)

8.	Liability for Unpaid Losses and Loss Adjustment Expenses

The liability for unpaid losses and loss adjustment expenses (LAE) includes an amount determined from loss reports and individual cases and an amount, based on past experience, for losses IBNR. The liability for unpaid losses and loss adjustment expenses is reported net of receivables for salvage and subrogation of approximately $3,650 and $4,880 at December 31, 2024 and December 31, 2023.

American Integrity Insurance Group, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except unit and per unit data, unless otherwise stated)

The following table provides a reconciliation of changes in the liability for unpaid losses and LAE:

	December 31,
	2024	2023
Unpaid Loss and LAE beginning of year	$279,392	$562,716
Less: Reinsurance recoverables on unpaid losses and LAE	214,718	502,476

Net unpaid loss and LAE at beginning of year	64,674	60,240

Add: Losses and LAE, net of reinsurance, incurred related to:
Current year	94,019	89,344
Prior years	(3,187)	(2,595)

Total net losses and LAE incurred	90,832	86,749

Less: Losses and LAE paid, net of reinsurance, related to:
Current year	56,038	55,611
Prior years	38,846	26,704

Total net paid losses and LAE	94,884	82,315

Unpaid loss and LAE, net of reinsurance at end of year	60,622	64,674
Add: Reinsurance recoverables on unpaid losses and LAE	415,086	214,718

Unpaid loss and LAE at end of year	$475,708	$279,392

During 2024, the liability for unpaid losses and loss adjustment expenses, prior to reinsurance, decreased by $4,052 from $64,674 as of December 31, 2023 to $60,622 as of December 31, 2024. The decrease was principally the result of decreases to reflect that the legislative reforms impacting the Florida residential property insurance market have created a more favorable operating environment for insurance carriers writing in the state, resulting in decreased claims frequencies, losses and loss adjustment expenses.

Prior year development includes changes in estimated losses and LAE for all events occurring in prior years including hurricanes and other weather. In 2024, the Company’s net loss and LAE incurred for the year ended December 31, 2024 reflects favorable development of $3,187, which was a result of re-estimation of unpaid losses and LAE. These adjustments are generally the result of ongoing analysis of recent loss development trends. Original estimates are decreased or increased as additional information becomes known regarding individual claims.

The following is information about incurred and paid loss development as of December 31, 2024, net of reinsurance, as well as cumulative claim frequency and the total of IBNR liabilities plus expected development on reported claims included within the net incurred loss amounts. All information is reported in thousands, except for cumulative number of reported claims, which are shown at the actual counts.

In determining the cumulative number of reported claims, the Company measures claim frequency per policy, per claim event for all coverages. Reported claims that are closed without an indemnity payment are not included in cumulative number of reported claims.

The Company compiles and aggregates its claims data by grouping the claims according to the year in which the claim occurred (“accident year”) when analyzing claim payment and emergence patterns and trends over time. The Company analyzed the usefulness of disaggregation of its results and determined the characteristics associated with the policies and the related unpaid loss reserves, incurred losses, and payment patterns are similar in nature. As such, the information about incurred and paid loss development for the years ended December 31, 2015 to 2023, is presented as supplementary information.

American Integrity Insurance Group, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except unit and per unit data, unless otherwise stated)

Homeowners’ Insurance

											As of
											December 31, 2024
	Incurred Losses and Allocated LAE, Net of Reinsurance										Total of IBNR Liabilities Plus Expected Development on Reported claims	Cumulative Number of Reported Claims
	For the years ended December 31,
Accident Year	2015*	2016*	2017*	2018*	2019*	2020*	2021*	2022*	2023*	2024
2015	$42,003	$39,623	$46,877	$47,555	$48,545	$48,672	$48,426	$48,853	$49,012	$48,895	$2	46,318
2016		53,192	51,879	54,306	56,499	57,282	60,983	61,376	61,738	61,025	100	69,449
2017			57,286	48,820	26,956	24,139	22,535	17,771	18,379	18,098	86	222,420
2018				89,565	78,270	82,013	86,354	84,042	85,294	83,500	112	88,284
2019					104,651	107,979	118,580	118,439	121,629	119,760	994	67,178
2020						93,727	133,001	135,437	141,458	140,267	2,008	75,622
2021							78,605	110,344	114,927	116,492	2,973	35,770
2022								86,193	67,238	66,621	6,566	94,315
2023									89,344	91,172	9,889	14,755
2024										94,019	37,892	14,203

									Total	$839,849

Cumulative Paid Losses and Allocated LAE, Net of Reinsurance
	For the years ended December 31,
Accident Year	2015*	2016*	2017*	2018*	2019*	2020*	2021*	2022*	2023*	2024
2015	$20,564	$32,681	$40,904	$45,050	$47,492	$48,396	$48,316	$48,796	$48,905	$48,878
2016		31,282	42,759	49,237	54,877	56,557	60,486	61,182	61,357	60,929
2017			25,224	40,067	24,925	22,207	21,343	17,296	17,937	18,016
2018				45,454	72,404	77,680	83,699	83,145	84,070	83,399
2019					58,982	95,405	112,510	116,889	118,227	118,773
2020						58,376	120,360	130,954	137,694	138,379
2021							48,184	99,623	108,939	113,654
2022								44,332	51,770	59,975
2023									55,611	81,352
2024										56,038

									Total	779,393

				Liabilities for losses and allocated LAE, net of reinsurance						$60,622

*	Presented as unaudited required supplementary information.

Reconciliation of the Disclosure of Incurred and Paid Loss Development to the Liability for Unpaid Losses and LAE

The reconciliation of the net incurred and paid loss development tables to the liability for unpaid losses and LAE in the Consolidated Balance Sheet is as follows:

	December 31, 2024	December 31, 2023
Homeowners’ Insurance Liabilities for unpaid losses and allocated LAE, net of reinsurance	$60,622	$64,674
Reinsurance recoverable on unpaid losses and LAE	415,086	214,718

Total gross liability for unpaid losses and LAE	$475,708	$279,392

American Integrity Insurance Group, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except unit and per unit data, unless otherwise stated)

The following is supplementary information about average historical claims duration as of December 31, 2024, and is presented as required supplementary information, which is unaudited.

Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance
Years	1	2	3	4	5	6	7	8	9
Homeowners’ Insurance	55%	35%	5%	4%	1%	—%	—%	—%	—%

Basis For Estimating Liabilities For Unpaid Losses And Loss Adjustment Expenses

The Company establishes a liability to provide for the estimated unpaid portion of the costs of paying losses and LAE under insurance policies issued. Predominately all of the Company’s claims relate to the Company’s core product, homeowners insurance and the various policy forms in which it is available. The liability for unpaid losses and LAE consists of the following three main components:

•

Case reserves: When claims are reported, the Company establishes individual estimates of the ultimate cost of each claim (case reserves). These case reserves are continually monitored and revised in response to new information and for amounts paid.

•

Incurred but not reported: In addition to case reserves, the Company establishes a provision for IBNR. IBNR is an actuarial estimate composed of the following: (a) future payments on claims that are incurred but have not yet been reported to the Company; (b) a reserve for the additional development on claims that have been reported to the Company; and (c) a provision for additional payments on closed claims that might reopen. IBNR reserves apply to the entire body of claims arising from a specific period, rather than a specific claim. Most of the Company’s IBNR reserves relate to estimated future claim payments on recorded open claims.

•

LAE reserves: Company’s estimate of the future expense to manage, investigate, administer, and settle claims that have occurred, and include legal expenses. LAE reserves are established in the aggregate, rather than on a claim-by-claim basis. LAE reserves are categorized between Allocated LAE, and Unallocated LAE.

A portion of the Company’s obligations for losses and LAE are ceded to unaffiliated reinsurers. The amount of reinsurance that will be recoverable on losses and LAE reserves includes the reinsurance recoverable from quota share, catastrophe excess of loss, reinstatement premium protection, per risk excess of loss, and facultative reinsurance contracts.

Characteristics of Reserves and the Actuarial Methods used to Develop Reserve Estimates

The liability for unpaid losses and LAE, also known as reserves, is established based on estimates of the ultimate future amounts needed to settle claims, either known or unknown, less losses and LAE that have been paid to date. Historically, claims are typically reported promptly with relatively little reporting lag between the date of occurrence and the date the loss is reported. Certain number of claims are not known immediately after a loss and insureds are delayed at reporting those losses to the Company. In the current Florida market, an increased number of claims are reported well after the purported dates of loss. Reporting delays at times are material. In addition, claims that were settled often are reopened based on newly reported claim demands from our insureds as a result of third party representation. The Company is seeing increased litigation and changes to consumer behavior over the reporting and settlement process especially with Florida-based claims. The Company’s claim settlement data suggests that the Company’s typical insurance claims have an average settlement time of less than one year from the reported date unless delayed by some form of litigation or dispute.

American Integrity Insurance Group, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except unit and per unit data, unless otherwise stated)

Judgment is required in the actuarial estimation of loss reserves, including the selection of various actuarial methodologies to project the ultimate cost of claims. Specifically, judgment is required in the following areas: the selection of parameters utilized in the various methodologies; the use of industry data and other benchmarks; and the weighting of differing reserve indications resulting from alternative methods and assumptions.

The Company’s actuary prepares reserve estimates for all accident years using the Company’s own historical claims data, industry data and many of the generally accepted actuarial methodologies for estimating loss reserves, such as loss development, frequency/severity, Bornhuetter-Ferguson expected loss projection, IBNR-to-case outstanding, incremental cost per closed claim methods, and DCC development methods. Reportable catastrophe and non-catastrophe storms losses are analyzed and reserved for separately using a frequency and severity approach. These methods vary in their responsiveness to different information, characteristics, and dynamics in the data, and the results assist the actuary in considering these characteristics and dynamics in the historical data. The methods employed for each segment of claims data, and the relative weight accorded to each method, vary depending on the nature of the claims segment and on the age of the claims.

Each actuarial methodology requires the selection and application of various parameters and assumptions. The key parameters and assumptions include:

1)	Loss development factors (“LDFs”) – These factors are key assumptions in the loss development methods which assume recent accident years will follow the development patterns of prior accident years.

2)

Initial expected loss ratio selections – The initial expected loss ratio selection is the key assumption in the Bornhuetter-Ferguson methods. The selection was made based on average of development methods loss ratios and selected loss ratio trend.

3)	Claim count decay ratios – The decay ratio is the key assumption in the projection of ultimate claim counts for Catastrophe and non-Catastrophe storms.

4)	Short-term and long-term projected severity trends – These severity trends are the key assumption in projecting severities for accident years in their future development periods.

Estimation methods described above each produce estimates of ultimate losses and LAE. Based on the results of these methods, a single estimate (commonly referred to as an actuarial point/central estimate) of the ultimate loss and LAE is selected accordingly for each accident-year claim grouping. Estimated IBNR reserves are determined by subtracting reported losses from the selected ultimate loss, and the paid LAE from the ultimate LAE. The estimated loss IBNR reserves are added to case reserves to determine total estimated unpaid losses. The estimated IBNR reserves can be negative for an individual accident-year claim grouping if the selected ultimate loss includes a provision for anticipated subrogation, or if there is a possibility that case reserves are overstated. The reserving methods are carried out on both a net and direct basis in order to estimate liabilities accordingly. When selecting a single actuarial point/central estimate on a net basis, careful consideration is given for the reinsurance arrangements that were in place during each accident year, exposure period and type of loss being reviewed.

Underwriting results are significantly influenced by the Company’s practices in establishing its estimated liability for unpaid losses and LAE. The liability is an estimate of amounts necessary to ultimately settle all current and future claims and LAE on losses occurring during the policy coverage period each year as of the financial statement date.

American Integrity Insurance Group, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except unit and per unit data, unless otherwise stated)

How Reserve Estimates are Established and Updated

Reserve estimates are developed for both open claims and unreported claims. The actuarial methods described above are used to derive claim settlement patterns by determining development factors to be applied to specific data elements. Development factors are calculated for data elements such as claim counts reported and settled, paid losses and paid losses combined with case reserves, loss expense payments, and subrogation recoveries. Historical development patterns for these data elements are used as the assumptions to calculate reserve estimates.

Often, different estimates are prepared for each detailed component, incorporating alternative analyses of changing claim settlement patterns and other influences on losses, from which a best estimate is selected for each component, occasionally incorporating additional analyses and actuarial judgment as described above. These estimates are not based on a single set of assumptions. Based on a review of these estimates, the best estimate of required reserves is recorded for each accident year and the required reserves are summed to create the reserve balance carried in the Consolidated Balance Sheet.

Reserves are re-estimated periodically by combining historical payment and reserving patterns with current actual results. When actual development of claims reported, paid losses or case reserve changes are different than the historical development pattern used in a prior period reserve estimate, and as actuarial studies validate new trends based on indications of updated development factor calculations, new ultimate loss and LAE predictions are determined. This process incorporates the historic and latest trends, and other underlying changes in the data elements used to calculate reserve estimates. The difference between indicated reserves based on new reserve estimates and the previously recorded estimate of reserves is the amount of reserve re-estimates. The resulting increase or decrease in the reserve re-estimates is recorded and included in “Losses and loss adjustment expenses” in the Consolidated Statement of Operations.

Claim frequency

The methodology used to determine claim counts is based first around the event and then based on coverage. One event could have one or more claims based on the policy coverage, for example an event could have a claim for the first party coverage and a claim for third party liability regardless of the number of third party claimants. If multiple third-party liability claims are reported together, they would be counted as one claim.

9.	Reinsurance

In order to limit the Company’s potential exposure to individual risks and catastrophic events, the Company purchases reinsurance from third party reinsurers as well as the FHCF, a state-mandated catastrophe fund for Florida policies only. Most of the Company’s reinsurance partners were rated “A-” or higher by A.M. Best Company, Inc. (“A.M. Best”) or “BBB” or higher by Standard & Poor’s Financial Services LLC (“S&P”) or were fully collateralized.

In 2024, the Company also began participating in a “take-out program” through which the Company assumes insurance policies held by Citizens Property Insurance Corporation (“Citizens”), a Florida state-supported insurer. The take-out program is a legislatively mandated program designed to reduce the state’s risk exposure by encouraging private companies to assume policies from Citizens.

The Company remains contingently liable in the event the reinsuring companies do not meet their obligations under these reinsurance contracts. Given the quality of the reinsuring companies, management believes this possibility to be remote. See Note 8 – “Liability for Unpaid Losses and Loss Adjustment Expenses” for recoveries due from reinsurers relating to paid and unpaid losses and LAE under these treaties.

American Integrity Insurance Group, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except unit and per unit data, unless otherwise stated)

During 2023, the Company commuted its 2017 reimbursement contract with the FHCF in accordance with a contractual requirement. The reimbursement contract required the commutation process to commence no later than five years following the end of the relevant reimbursement contract year. The FHCF issued payment to AIIC in satisfaction of all liabilities and obligations under this contract. The balance was applied to ceded losses and LAE and resulted in a reduction to net incurred losses and LAE of $5,357 and $268, respectively. An offsetting provisionary IBNR increase was recorded as of the statement date in order to mitigate the impact of the commutation on the Company’s net income during the financial period.

The following is a summary of the Company’s reinsurance program as of December 31, 2024:

Catastrophe Excess of Loss Reinsurance

The catastrophe excess of loss coverage is provided by agreements with commercial reinsurers and by the FHCF.

For the year ended December 31, 2024, the excess of loss treaties generally provide coverage on ultimate net losses of $1,391,100 in excess of $10,000 for the first occurrence. This is provided in part from $1,075,000 of commercial reinsurance coverage in excess of approximately $10,000 and with the FHCF providing coverage for 90% of the losses from qualifying catastrophic events in excess of $178,200 up to a maximum of $316,100. The FHCF provides coverage for named hurricanes only and provides no coverage after the one- time limit is exhausted. Reinsurance premiums for the FHCF are paid on a total insured value basis. In the event of a FHCF loss assessment, The Company may recoup the assessments from its policyholders.

For the year ended December 31, 2023, the excess of loss treaties generally provide coverage on ultimate net losses of $1,243,800 in excess of $7,500 for the first occurrence. This is provided in part from $874,200 of commercial reinsurance coverage in excess of approximately $7,500 and with the FHCF providing coverage for 90% of the losses from qualifying catastrophic events in excess of $191,500 up to a maximum of $369,600. The FHCF provides coverage for named hurricanes only and provides no coverage after the one- time limit is exhausted. Reinsurance premiums for the FHCF are paid on a total insured value basis. In the event of a FHCF loss assessment, the Company may recoup the assessments from its policyholders.

Catstyle provides reinsurance coverage for layer one of AIIC’s catastrophe reinsurance program effective June 1, 2023 through May 31, 2024 and June 1 2024 through May 31, 2025. Catstyle is a segregated account controlled by the Company. Catstyle is collateralized by the Company through contributions to a trust account. Catstyle eliminates in consolidation. Refer to Note 3 – “Variable Interest Entity,” for further information.

Reinstatement Premium Protection Agreement

The Company enters into reinstatement premium protection treaties each year that are effective covering the period June 1 through May 31. Though the treaties overlap fiscal years, the terms are the same for each coverage period. The reinstatement premium protection agreements reinsure the reinstatement premium payment obligations which accrue under the commercial catastrophe excess of loss agreements for first event coverage. The coverage is limited to 100% of the original contracted reinsurance placement.

Net Quota Share Reinsurance

The Company’s Net Quota Share coverage is proportional reinsurance. Effective December 31, 2023 to December 31, 2024, The Company entered into quota share agreements that generally provide coverage for

American Integrity Insurance Group, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except unit and per unit data, unless otherwise stated)

40% of all losses net of other reinsurance coverages, the aggregate of which shall not exceed 116.6% of net ceded premiums earned. The reinsurers’ net liability on catastrophe losses shall not exceed 2.5% of gross earned premium net of inuring reinsurance premium. In the determination of ceded premiums under the agreements, the maximum amount allowed by the reinsurers for other inuring reinsurance coverages is limited to 31% of gross earned premium for the term of the contract. The reinsurers allow the Company a provisional ceding commission of either 43% or 53%, depending on the reinsurer, that adjusts based on loss experience.

The Company recognized ceding commission of $114,882 and $74,345 in 2024 and 2023, respectively. Additionally, the agreements provide a profit commission based on attainment of certain underwriting results. In 2024, the Company recognized a profit commission in the amount of $2,631. There was no profit commission recognized in 2023.

Flood Quota Share Reinsurance

Effective January 1, 2024, the Company entered into quota share agreements that cover policies classified by the Company as primary flood business and generally provide coverage of 100% of all losses, not to exceed a ceded reinsurance limit of $6,000 each policy, with buildings not to exceed $5,000 and contents not to exceed $1,000. The Company is allowed a flat ceding commission of 26% on net written premium ceded. The Company recognized ceding commission of approximately $767 in 2024. Additionally, the agreement provides a profit commission based on attainment of certain underwriting results. There was no profit commission recognized in 2024 on these agreements.

Per Risk Excess of Loss

Effective April 1, 2024, the Company entered into per risk excess of loss agreements that provide coverage of $5,000 in excess of $1,000 not to exceed $17,500 for all losses occurring during the term of the agreements. Prior to April 1, 2024, the Company was a party to similar agreements that were effective April 1, 2023.

Facultative Excess of Loss

Effective April 1, 2024, the Company entered into facultative reinsurance agreements that provide coverage for qualifying ceded individual risks of $6,000 in excess of $6,000 not to exceed $12,000 with respect to all risks ceded under these agreements involved in one loss occurrence. Prior to April 1, 2024, the Company was a party to similar agreements that were effective April 1, 2023.

Home Systems Protection Reinsurance

Effective June 15, 2013, the Company entered into an agreement that provides 100% of the Company’s liability for business classified as home systems protection and service line failures, for amounts up to $50 and $10, respectively, for any one accident any one policy. The agreement is continuous until terminated.

Citizens Assumed Reinsurance

During the year ended December 31, 2024, the Company’s insurance subsidiary, AIIC, assumed approximately 68,844 policies, representing approximately $112,423 in assumed unearned premiums.

American Integrity Insurance Group, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except unit and per unit data, unless otherwise stated)

The ratio of assumed premiums earned to net premiums earned for the year ended December 31, 2024 was 16.62%. There were no premiums assumed in 2023.

Effect of Reinsurance

The effects of reinsurance on premiums written and earned are as follows:

	Year Ended December 31,
	2024		2023
	Written	Earned	Written	Earned
Direct premiums	$655,255	$651,967	$640,990	$590,515
Assumed premiums	112,423	30,249	—	—

Gross premiums	767,678	682,216	640,990	590,515
Ceded premiums	(573,234)	(500,161)	(502,970)	(410,253)

Net premiums	$194,444	$182,055	$138,020	$180,262

The Company’s reinsurance arrangements effected certain items in the Consolidated Statement of Operations for the years ended December 31, 2024 and December 31, 2023 by the following amounts:

	Year Ended December 31,
	2024	2023
Premiums earned	$(500,161)	$(410,253)
Losses and loss adjustment expenses incurred	517,549	298,285
Policy acquisition expenses	114,882	72,941

For the years ended December 31, 2024 and December 31, 2023, recoveries received under reinsurance contracts were $380,741 and $692,652, respectively.

In May 2024, the Company commuted its 2021 and 2022 reinsurance contracts with Horseshoe Re. Horseshoe Re issued a payment of $1,805 to the Company in satisfaction of all liabilities and obligations under the contract. The balance was applied to and reduced ceded losses and loss adjustment expenses by $2,492, resulting in a loss of $687.

In December 2024, the Company commuted its 2021 and 2022 reinsurance contracts with Ark Bermuda Limited. Ark Bermuda Limited issued a payment of $2,470 to the Company in satisfaction of all liabilities and obligations under the contract. The balance was applied to and reduced ceded losses and loss adjustment expenses by $3,719, resulting in a loss of $1,249.

10.	Regulatory Requirements and Restrictions

State laws and regulations, as well as national regulatory agency requirements, govern the operations of all insurers. The various laws and regulations require that insurers maintain minimum amounts of statutory surplus and risk-based capital; restrict insurers’ ability to pay dividends; restrict the allowable investment types and investment mixes and subject the Company’s insurers to assessments.

The Company’s insurance subsidiary is subject to regulations and standards of FLOIR. It is also subject to regulations and standards of regulatory authorities in other states where they are licensed, although as a Florida-domiciled insurer, its principal regulatory authority is FLOIR.

The Company’s insurance subsidiary prepares its statutory-basis financial statements in accordance with statutory accounting practices prescribed or permitted by FLOIR. The commissioner of FLOIR has the right to permit other practices that may deviate from prescribed practices. The Company’s insurance subsidiary

American Integrity Insurance Group, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except unit and per unit data, unless otherwise stated)

does not obtain and follow any permitted practice. As of December 31, 2024 and December 31, 2023, the Company’s insurance subsidiary reported statutory capital and surplus of $149,586 and $113,359. For the years ended December 31, 2024 and December 31, 2023, the Company’s insurance subsidiary reported statutory net income of $29,088 and $16,627. Statutory-basis surplus differs from stockholders’ equity reported in accordance with U.S. GAAP primarily because policy acquisition costs are expensed when incurred, certain assets that are not admitted assets are eliminated from the Consolidated Balance Sheet and surplus notes are reported as surplus rather than liabilities. In addition, the recognition of deferred tax assets is based on different recoverability assumptions.

The Florida Statues requires a residential property insurance company to maintain statutory surplus as to policyholders of at least $1,500 or ten percent of the insurer’s total liabilities, whichever is greater. As of December 31, 2024 and December 31, 2023, the Company’s insurance subsidiary exceeded the minimum statutory capitalization requirement.

Under Florida law, without regulatory approval, the Company’s insurance subsidiary may pay dividends if they do not exceed the greater of: 1) the lesser of 10% of surplus or net income, not including realized capital gains, plus a 2-year carry forward; 2) 10% of surplus, with dividends payable limited to unassigned funds minus 25% of unrealized capital gains; or, 3) the lesser of 10% of surplus or net investment income plus a 3-year carry forward with dividends payable limited to unassigned funds minus 25% of unrealized capital gains. The Company’s insurance subsidiary did not pay any dividends for 2024 or 2023 and it can still pay dividends without regulatory approval.

The Company’s insurance subsidiary is also required annually to comply with the NAIC risk-based capital (“RBC”) requirements. RBC requirements prescribe a method of measuring the amount of capital appropriate for an insurance company to support its overall business operations in light of its size and risk profile. NAIC RBC requirements are used by regulators to determine appropriate regulatory actions relating to insurers who show signs of a weak or deteriorating condition. As of December 31, 2024 and December 31, 2023, based on calculations using the appropriate NAIC RBC formula, the Company’s insurance subsidiary reported total adjusted capital in excess of the requirements.

The Company’s insurance subsidiary has maintained a cash deposit with the Insurance Commissioner of the State of Florida and other states in which the Company’s insurance subsidiary is authorized to write business in to meet regulatory requirements.

In addition, Florida property and casualty insurance companies are required to adhere to prescribed premium-to-capital surplus ratios. Florida state law requires that the ratio of 90% of written premiums divided by surplus as to policyholders does not exceed 10 to 1 for gross written premiums or 4 to 1 for net written premiums. The Company’s insurance subsidiary had a ratio of gross and net written premiums to surplus of 4.6 to 1 and 1.1 to 1, respectively, which has met the requirements.

The insurance subsidiary’s statutory capital and surplus necessary to satisfy regulatory requirements in the aggregate was $46,972 and $34,388 million at December 31, 2024 and December 31, 2023, respectively. As of December 31, 2024 and December 31, 2023, the amount of retained earnings not available for the payment of dividends was $14,959 and $11,336, respectively.

The Company also has the Catstyle reinsurance segregated account by the Company, where the Company can withdraw from cash held in the segregated account, but must provide written notice to the trustee in the form of a withdrawal notice in order to access the funds. However, consent of the grantor is not required to access the funds, and the funds’ use is not restricted. Catstyle is regulated by the Bermuda Monetary Authority (“the Authority”) and is required to meet and maintain certain minimum levels of solvency and liquidity. Catstyle’s statutory capital and surplus necessary to satisfy regulatory requirements in the

American Integrity Insurance Group, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except unit and per unit data, unless otherwise stated)

aggregate was $9,610 and $7,950 as of December 31, 2024 and 2023, respectively. The liabilities of Catstyle are fully collateralized and accordingly capital and surplus are available to be paid out in dividends subject to approval in accordance with regulations of the Authority.

11.	Long-term Debt

On June 27, 2007, the Company entered into a $7,000 surplus note with State Board Administration of Florida (the “SBAF”) under Florida’s Insurance Capital Build-Up Incentive Program (the “Program”). The term of the surplus note is 20 years and accrues interest, adjusted quarterly based on the 10-year Constant Maturity Treasury Rate. The effective interest rate paid on the surplus note was 3.75% and 4.59% for the years ended December 31, 2024 and December 31, 2023.

Quarterly principal payments of $103 are due through 2027. Aggregate principal payments of approximately $412 were made during each of the years ended December 31, 2024 and December 31, 2023. Any payment of the interest or repayment of principal is subject to approval by the FLOIR and may be paid only out of the insurance subsidiary’s earnings and only if its surplus exceeds specified levels required by the FLOIR.

The Company’s insurance subsidiary is in compliance with each of the loan’s covenants as implemented by the agreement with the SBAF. An event of default will occur if AIIC: (i) fails to maintain a writing ratio of no more than 2-to-1, net written premium to policyholders’ surplus; (ii) fails to submit quarterly filings to the FLOIR; (iii) fails to maintain a minimum surplus balance of $50,000, except for certain situations; (iv) misuses surplus note proceeds; (v) fails to make payments of interest and/or principal; (vi) makes any misrepresentations in the application for the Program; or (vii) pays any dividend when principal or interest payments are past due. Failure to fulfill any of these requirements may result in an increase in the interest rate to the maximum interest rate permitted by law, acceleration of the repayment of principal and interest, shortened term of the note, or the note being called and demand of full repayment. As of December 31, 2024 and December 31, 2023, AIIC’s net written premium to surplus ratio was in excess of the required minimums and, therefore, the Company’s insurance subsidiary is not subject to the penalty rate.

Long-term debt consisted of the following at:

	December 31,
	2024	2023
Due currently	$412	$412
Due later	617	1,029

Surplus note	$1,029	$1,441

The following table summarizes future maturities of long-term debt as December 31, 2024:

(in thousands)
2025	$412
2026	412
2027	205
Thereafter	—

$1,029

Interest expense for the years ended December 31, 2024 and December 31, 2023 was $46 and $97 respectively.

American Integrity Insurance Group, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except unit and per unit data, unless otherwise stated)

12.	Members’ Equity and Temporary Members’ Equity

The Company has issued equity in the form of two classes of common units to its members and has issued temporary equity in the form of Class B common units (collectively the “Units”). The Company retains the corporate authority to issue additional units in accordance with the Company’s LLC Operating Agreement. All unitholders are eligible to receive distributions and distributions have been proportionally allocated.

Common Units

Class A Units

Within Class A units, the Company has 92,096 units issued and outstanding as of December 31, 2024 and December 31, 2023. Class A unitholders are entitled to one vote for each unit. The A unitholders were entitled to the return of their original capital contributions made plus interest at the rate of 12% per annum. The capital contributions plus interest were repaid in 2007, the same year of issuance.

Class B Units

Within Class B units, the Company has 27,900 units issued and outstanding as of December 31, 2024 and December 31, 2023. Class B unitholders are entitled to one vote for each unit. The Class B units were issued as compensation to the Founder of the Company upon the Company’s formation in 2006 and vested immediately. The Class B units contained a right to convert into Class A units which is exercisable upon termination of employment of the Founder. The Class B units also include a puttable redemption feature which provides compensation to the Class B unitholders upon death or disability if while employed, thus these are determined to be temporary members’ equity. Since the Class B units were issued upon the formation of the Company before the Company had any assets or substantive operations, it was determined that the Class B units had a grant date fair value of $0 upon issuance. Accordingly, no amounts have been recognized in the Company’s financial statements for the Class B units. As of December 31, 2024 and December 31, 2023, the Company concluded that the Class B units are not probable to become redeemable.

Class C Units

Within Class C units, the Company has 2,904 units issued and outstanding as of December 31, 2024 and December 31, 2023. Class C unitholders are not entitled to vote. The C units were issued to key employees at the Company upon the Company’s formation in 2006 in exchange for services and vested immediately with no conversion options. Since the Class C units were issued upon the formation of the Company before the Company had any assets or substantive operations, it was determined that the Class C units had a grant date fair value of $0 upon issuance. Accordingly, no amounts have been recognized in the Company’s financial statements for the Class C Units.

The Company has analyzed these awards under both ASC 718 and ASC 480 and concluded that the Class A and Class C awards should be classified as equity.

There were no changes in the number of Class A, Class B or Class C units issued and outstanding for the years ended December 31, 2024 or December 31, 2023.

Distributions

AIIG is a legal entity separate and distinct from its subsidiaries. As a holding company, the primary sources of cash needed to meet its obligations are distributions, dividends, and other permitted payments from its subsidiaries and consolidated VIEs. While there are no restrictions on distributions from AIMGA, AICS,

American Integrity Insurance Group, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except unit and per unit data, unless otherwise stated)

PA, and PIC, dividends from AIIC and Catstyle are restricted. See Note 10—“Regulatory Requirements and Restrictions” for the restrictions on dividends from AIIC and Note 3—“Variable Interest Entity” for restrictions on dividends from Catstyle.

AIIG and its wholly owned subsidiaries, are included in a single partnership return for United States federal and state income tax purposes and are not subject to United States income tax. Consequently, all taxable income of the Company is reported to its members for inclusion in the respective income tax returns. The Company’s LLC Operating Agreement requires distributions to members in order for each member to pay federal income taxes that may be owed by them due to the taxable income attributable to them from their interests in the Company. Taxable income is allocated to the members in accordance with the United States Internal Revenue Code and the Company’s LLC Operating Agreement. Distributions to members totaling $8,002 and $1,837 characterized as tax distributions, were declared and paid during 2024 and 2023.

Additionally, according to the Company’s LLC Operating Agreement, the Company’s board of directors may, at their discretion, declare distributions to the members in the form of; 1) a return of capital contribution plus interest for Class A unit holders; and 2) distributions to holders of the Units proportionally in accordance with their respective percentage ownership interests. The Company made $4,022 of discretionary distributions to members in 2024. There were no discretionary distributions made to members in 2023.

13.	Segment Reporting

Operating segments are defined as components of a company that engage in activities from which it may earn revenues and incur expenses for which separate operational financial information is available and is regularly evaluated by the chief operating decision maker (“CODM”). For the purpose of allocating the Company’s resources and assessing its operating performance, the Company identified the CODM to be the Chief Executive Officer.

The Company concluded that it has only one reportable operating segment. This conclusion is based on the three characteristics of an operating segment within ASC 280. The first characteristic of an operating segment is that it engages in business activities from which it may recognize revenues and incur expenses. The second characteristic is that its operating results are regularly reviewed by the CODM to make decisions about resources to be allocated to the segment and assess its performance. The third characteristic is that its discrete financial information is available. The Company considered each of these factors in determining that the consolidated entity is the single operating segment. As there is only one operating segment, the Company did not assess any aggregation or materiality and concluded that the Company will report a single reportable segment. As there is a single reportable segment, the CODM uses information that is presented in the Consolidated Financial Statements to evaluate the performance of the single segment, including net income as the measure of profit or loss. The CODM uses net income to monitor budgeted versus actual results, which assists in the evaluation of segment performance and what resources are needed. The CODM also uses net income to assess the Company’s performance in comparison with competitors. No single customer represents more than 10% of the Company’s revenue.

14.	Earnings Per Unit

Basic earnings per unit is computed by dividing net income available to unitholders by the weighted-average number of units outstanding during the year. Class A, B and C units all have the same rights to share in the Company’s earnings and dividends.

American Integrity Insurance Group, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except unit and per unit data, unless otherwise stated)

The following table presents the net income and the weighted average number of units outstanding used in the earnings per unit calculations. There were no potentially dilutive instruments for the years ended December 31, 2024 or December 31, 2023.

	Year ended December 31,
	2024	2023
Net income	$39,742	$37,797
Income allocated to participating securities	1,711	1,682

Net income attributable to unitholders	$38,031	$36,115

Weighted average number of units outstanding – basic and diluted	122,900	122,900

Basic and diluted earnings per unit	$309.45	$293.85

15.	Other Comprehensive Income (Loss)

Comprehensive income (loss) includes changes in unrealized gains and losses on fixed maturities classified as available-for-sale. Reclassification adjustments for realized (gains) losses are reflected in net realized gains (losses) on investments on the Consolidated Statement of Operations.

The following tables are summaries of other comprehensive income (loss) and discloses the tax impact of each component of other comprehensive income (loss) for the years ended December 31, 2024 and December 31, 2023:

	Year Ended December 31, 2024
	Pre-Tax	Income Tax Benefit (Expense)	Net-of-Tax Amount
Net changes to available-for-sale securities:
Unrealized holding gains (losses) arising during period	$1,043	$(241)	$802
Reclassification adjustment for (gains) losses realized in net income	(119)	25	(94)

Other comprehensive income (loss)	$924	$(216)	$708

	Year Ended December 31, 2023
	Pre-Tax	Income Tax Benefit (Expense)	Net-of-Tax Amount
Net changes to available-for-sale securities:
Unrealized holding gains (losses) arising during period	$2,952	$(749)	$2,203
Reclassification adjustment for (gains) losses realized in net income	22	(5)	17

Other comprehensive income (loss)	$2,974	$(754)	$2,220

American Integrity Insurance Group, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except unit and per unit data, unless otherwise stated)

16.	Income Taxes

The Company and its subsidiaries are primarily comprised of partnerships and other “pass-through entities” not subject to income tax. As a pass-through entity, each member therein is responsible for income taxes related to income or loss based on their respective share of an entity’s income and expenses. Certain consolidated subsidiaries are subject to taxation in the U.S. (federal, state and local) jurisdictions as a result of their entity classification for tax reporting purposes.

The significant components of expense for income taxes consists of:

	Year ended December 31,
	2024	2023
Current:
Federal	$10,709	$4,581
State	2,931	1,265

Total current income tax expense	13,640	5,846

Deferred:
Federal	(1,943)	920
State	(400)	192

Total deferred income tax expense	(2,343)	1,112

Total income tax expense	$11,297	$6,958

The following table reconciles the statutory federal income tax rate to the Company’s effective income tax rate for the periods presented:

	Year ended December 31,
	2024		2023
	Amount	Rate	Amount	Rate
Income tax expense computed at U.S. federal statutory rates	$10,718	21.0%	$9,398	21.0%
Loss of partnerships and other pass-through entities	(1,851)	(3.6)	(3,692)	(8.2)
Nondeductible items	37	0.1	30	0.1
State income tax expense	1,840	3.6	1,185	2.6
Other	553	1.0	37	0.1

Income tax expense at effective rate	$11,297	22.1%	$6,958	15.6%

American Integrity Insurance Group, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except unit and per unit data, unless otherwise stated)

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2024	2023
Deferred tax assets:
Unpaid losses and loss adjustment expense	$671	$606
Unearned premiums	7,772	5,797
Capital loss carryforward	1	31
Net unrealized losses on investments	118	351
Other	12	26

Total deferred tax assets	8,574	6,811
Valuation allowance	—	—

Net deferred tax assets	8,574	6,811
Deferred tax liabilities:
Deferred policy acquisition costs	(5,272)	(9,612)
Excess ceding commissions	(3,971)	(30)

Other	(453)	(402)

Total deferred tax liabilities	(9,696)	(10,044)

Net deferred tax liabilities	$(1,122)	$(3,233)

At each balance sheet date, management assesses the need to establish a valuation allowance that reduces deferred income tax assets when it is more likely than not that all, or some portion, of the deferred income tax assets will not be realized. A valuation allowance would be based on all available information including the Company’s assessment of uncertain tax positions and projections of future taxable income and capital gain from each tax-paying component in each jurisdiction, principally derived from business plans and available tax planning strategies.

Management has reviewed all available evidence, both positive and negative, in determining the need for a valuation allowance with respect to the gross deferred tax assets. In determining the manner in which available evidence should be weighted, management has determined that the need for a valuation allowance is not warranted at this time.

As of December 31, 2024 and December 31, 2023, the Company had no net operating loss carryforwards for tax purposes.

The Company’s policy is to record interest and penalties associated with unrecognized tax benefits as expense in the accompanying Consolidated Statement of Operations. Accrued interest and penalties are included on the related tax liability line in the Consolidated Balance Sheets. As of December 31, 2023, the Company had no unrecognized tax benefits. There were no changes in the Company’s unrecognized tax benefits during the years ended December 31, 2024 or December 31, 2023. The Company recorded accrued interest and penalties of $120 related to an amended return filing during fiscal 2024 and did not recognize any interest or penalties during fiscal 2023 related to unrecognized tax benefits.

AIIG and its subsidiaries file a single consolidated United States partnership federal income tax return. AIIG and its subsidiaries are subject to routine examination by tax authorities in various jurisdictions. Tax years 2021 through 2024 are considered open for purposes of federal examination under statutes of limitations. There are no ongoing U.S. federal, state, or foreign tax audits or examinations as of the date of the issuance of these financial statements. The Company’s insurance subsidiary files a separate federal income tax return.

American Integrity Insurance Group, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except unit and per unit data, unless otherwise stated)

17.	Related Party Transactions

The Company is a party to a management and financial advisory services agreement with a company owned by one of its members. The fees for financial advisory services are negotiated in good faith by both parties on a case-by-case basis. For financial oversight and monitoring services, the Company pays a fixed monthly fee under the terms of the agreement. During 2024 and 2023, the Company incurred fees under the agreement of $938, for both years, which is recorded within general and administrative expenses. There were no amounts payable at December 31, 2024 or December 31, 2023, related to the agreement.

The Company incurs legal fees for legal services provided by law firms whose principals are members of the Company. For the years ended December 31, 2024 and December 31, 2023, the Company incurred legal fees for services totaling approximately $120 and $168, which is recorded within general and administrative expenses.

18.	Commitments and Contingencies

Obligations under Multi-Year Reinsurance Contracts

The Company purchases reinsurance coverage to protect its capital and to limit its losses when certain major events occur. The Company’s reinsurance commitments generally run from June 1 of the current year to May 31 of the following year. From time to time, certain of the Company’s reinsurance agreements may be for periods longer than one year. Amounts payable for coverage during the current June 1 to May 31 contract period are recorded as reinsurance payable in the Consolidated Balance Sheets. Multi-year contract commitments for future years are recorded at the beginning of the coverage period. As of December 31, 2024 and December 31, 2023, there are no multi-year reinsurance contract obligations.

Litigation

Lawsuits and other legal proceedings are filed against the Company from time to time. Many of these legal proceedings involve claims under insurance policies that the Company underwrites. The Company is also involved in various other legal proceedings and litigation unrelated to claims under the Company’s contracts, which arise in the ordinary course of business. The Company accrues amounts resulting from claim-related legal proceedings in unpaid losses and loss adjustment expenses during the period it determines an unfavorable outcome becomes probable and amounts can be estimated. Management believes that the resolution of these legal actions will not have a material impact on the Company’s financial position or results of operations. The Company contests liability and/or the amount of damages as appropriate in each pending matter.

Florida Insurance Guaranty Association

During 2022, a second order was issued to collect a 1.3% FIGA assessment policy surcharge for policies effective July 1, 2022, through June 30, 2023. In April 2023, the Office issued an order for the collection of a 1.0% FIGA assessment policy surcharge for policies effective October 1, 2023 through September 30, 2024. The order directed member insurance companies to collect policy surcharge amounts in advance and to remit those surcharge amounts to FIGA on a quarterly basis. The Company recorded an accrued liability totaling $1,195 and $319 in other liability and accrued expenses as of December 31, 2024 and December 31, 2023 which represents the policy surcharge amounts collected, but unremitted to FIGA as of that date.

American Integrity Insurance Group, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except unit and per unit data, unless otherwise stated)

Profit Participation Plan

The Company has a PPP whereby certain key employees were granted the right to receive cash distributions from the Company based on specific participation ratios and hurdle values determined at the time of grant. The hurdle value is based on the Board of Director’s determination of the value of equity for the Company. The award agreement stipulates that cash distributions will only be made if the Company makes a cash distribution to unitholders and the equity value for the Company remains in excess of the hurdle value after the distribution to unitholders takes place. The distribution is also subject to Board approval.

As the payment for the participation plan is not certain until the board approves the payment amounts, the Company has determined that the liability and compensation cost will not be recognized until the date that the board declares the distributions effective each year. As of December 31, 2024 and December 31, 2023, there was no liability recorded related to PPP.

19.	Employee Benefit Plans

The Company maintains a 401(k) defined contribution plan covering substantially all employees of the Company and its subsidiaries. The Company matches 100% of employees’ contributions to the plan up to 3% of employees’ salaries and 50% of employees’ contributions in excess of 3% up to 5%. The Company’s contributions to the plan on behalf of the participating employees were approximately $861 and $760 for the years ended December 31, 2024 and December 31, 2023.

20.	Leases

Operating lease cost was $2,159 and $2,157 for the years ended December 31, 2024 and December 31, 2023 and is included in other operating expenses on the Consolidated Statement of Operations. Short-term and variable lease cost was immaterial for the years ended December 31, 2024 and December 31, 2023.

The following table provides supplemental Consolidated Balance Sheet information about the Company’s leases as of December 31, 2024 and December 31, 2023:

	December 31,
	2024	2023
Operating leases:
Right-of-use assets	$2,498	$4,500
Lease liability	$2,612	$4,641
Weighted-average remaining lease term:
Operating leases	1.18 years	2.18 years
Weighted-average discount rate:
Operating leases	$2.75%	$2.70%

Supplemental disclosure of cash flow information related to leases were as follows for the for the years ended December 31, 2024 and December 31, 2023:

	Year Ended December 31,
	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$2,184	$2,117

American Integrity Insurance Group, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except unit and per unit data, unless otherwise stated)

The estimated future minimum payments of operating leases as of December 31, 2024 are as follows:

Years ending	Operating Leases
2025	$2,245
2026	407
2027	—
2028	—
2029	—
Thereafter	—

Total lease payments	2,652
Less: imputed interest	(40)

Present value of lease liabilities	$2,612

21.	Subsequent Events

On February 18, 2025, the Company’s insurance subsidiary, AIIC, assumed approximately 9,227 policies from Citizens, representing approximately $18,227 in gross written premiums.

On February 20, 2025, the Company entered into a 152-month lease agreement for approximately 75,000 square feet of new office space, where the Company will gain access to office suites in phases beginning in the first half 2026. The Company will begin paying rent on the leased space in December 2026 and future minimum lease commitments amount to $45,724,460 over the lease term.

The Company performed an evaluation of subsequent events through March 25, 2025, the date the financial statements were issued, and determined there were no recognized or unrecognized subsequent events that would require an adjustment or additional disclosure in the financial statements as of December 31, 2024 other than the items listed above.

American Integrity Insurance Group, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except unit and per unit data, unless otherwise stated)

Schedules required to be filed under the provisions of Regulation S-X Article 7

Schedule II – Condensed Financial Information of Registrant

Condensed Balance Sheets

	American Integrity Insurance Group, LLC (in thousands)
	December 31,
	2024	2023
Assets
Cash and cash equivalents	$16,901	$8,300
Investment in subsidiaries	142,081	110,960
Intercompany note receivable	28,173	22,821
Other assets	440	—

Total assets	$187,595	$142,081

Liabilities and members’ equity
Liabilities:
Intercompany note payable	16,515	—
Deferred revenue	$8,376	$6,676
Other liabilities and accrued expenses	312	1,439

Total liabilities	$25,203	$8,115

Temporary Members’ Equity:
Class B units (27,900 authorized, issued and outstanding)	—	—
Members’ equity:
Class A units (93,000 authorized, issued and outstanding)	$10,287	$10,287
Class C units (2,000 authorized, issued and outstanding)	—	—
Retained earnings (accumulated deficit)	152,432	124,714
Accumulated other comprehensive loss	(327)	(1,035)

Total members’ equity	162,392	133,966

Total liabilities and members’ equity	$187,595	$142,081

Schedule II – Condensed Financial Information of Registrant

Condensed Statements of Operations

	American Integrity Insurance Group, LLC (in thousands)
	Years ended December 31,
	2024	2023
Revenues:
Net investment income	$190	$365
Management fees	11,189	2,718

Total revenues	11,379	3,083

Expenses:
Other operating expenses	4,945	2,432

Total expenses	4,945	2,432
Income before income taxes and equity in net earnings of subsidiaries	6,434	651

Income tax expense	—	—
Net income before equity in net earnings of subsidiaries	6,434	651
Equity in net income of subsidiaries	33,308	37,146

Consolidated net income	$39,742	$37,797

Schedule II – Condensed Financial Information of Registrant

Condensed Statements of Cash Flows

	American Integrity Insurance Group, LLC (in thousands)
	Years ended December 31,
	2024	2023
Operating activities
Net income	$6,434	$651
Adjustments to reconcile net income to net cash provided by operating activities:
Net realized losses	—	—
Changes in operating assets and liabilities:
Intercompany note receivable	(5,353)	5,664
Other assets	(440)	—
Intercompany payables	16,515	—
Deferred revenue	1,700	1,002
Other liabilities and accrued expenses	(1,127)	—

Net cash provided by operating activities	17,729	7,317

Financing activities
Cash distributions to members	(12,024)	(1,837)
Distribution from Catstyle	2,896	—

Net cash used in financing activities	(9,128)	(1,837)

Net increase in cash and cash equivalents	8,601	5,480
Cash, cash equivalents and restricted cash at beginning of year	8,300	2,820

Cash, cash equivalents and restricted cash at end of year	$16,901	$8,300

Supplemental disclosures of cash flow information
Interest paid	$—	$—
Income taxes paid	$—	$—

1.	Nature of Operations and Basis of Presentation

Organization and Description of the Company

American Integrity Insurance Group, LLC (“AIIG” or the “Parent Company”, and together with its wholly-owned subsidiaries, the “Company”) was formed in 2006 as a Texas limited liability company. AIIG and its wholly-owned subsidiaries are engaged in the property and casualty insurance business. The Company’s subsidiaries include American Integrity Insurance Company of Florida (“AIIC”), a property and casualty insurance company domiciled in the state of Florida; American Integrity MGA, LLC (“AIMGA”), a Texas limited liability company operating as a managing general agency and functioning as a manager for the insurance subsidiary’s business; American Integrity Claims Services, LLC (“AICS”), a Texas limited liability company operating as a third-party administrator and providing insurance claims processing services; Pinnacle Insurance Consultants, LLC (“PIC”), a Nevada limited liability company operating as a licensed insurance agency in the state of Florida; and Pinnacle Analytics, LLC (“PA”), a Texas limited liability company performing limited reinsurance brokerage functions. During 2023, AIIG entered into an agreement with Artex SAC Limited, a Bermuda Licensed Segregated Accounts Company, to establish a Catstyle Segregated Account (Catstyle). Catstyle is a segregated account controlled by AIIG.

The accompanying condensed financial statements included the activity of AIIG and the equity basis of its consolidated subsidiaries. Accordingly, these condensed financial statements have been presented for the Parent Company only. These condensed financial statements should be read in conjunction with the consolidated financial statements and related notes of AIIG and its subsidiaries included elsewhere in this proxy statement/prospectus.

The Parent Company generates revenues from earnings on investments and management fees. The management fees consist of monthly commission from its subsidiaries on the professional service rendered. The Parent Company also receives distributions of earnings from its subsidiaries. In applying the equity method to our consolidated subsidiaries, AIIG records the investment at cost and subsequently adjust for additional capital contributions, distributions and proportionate share of earnings or losses.

2.	Intercompany

Intercompany Note Receivable

At December 31, 2024 and December 31, 2023, AIIG had an intercompany receivable from its wholly-owned subsidiaries of $28,173 and $22,821, respectively. This balance consists of notes receivable from AIIC as well as intercompany receivable balances from AIIC and AICS which arose in the normal course of business.

Deferred Revenue

As part of the management agreement between AIIG and AIIC, AIIG performs various corporate services on behalf of AIIC, for which AIIC is charged a management fee. AIIC defers a portion of this management fee expense and as a result, AIIG defers the same portion of management fee revenue. This balance was $8,376 at December 31, 2024 and $6,676 at December 31, 2023.

3.	Subsequent Events

The Parent Company performed an evaluation of subsequent events through March 25, 2025, the date the financial statements were issued, and determined there were no recognized or unrecognized subsequent events that would require an adjustment or additional disclosure in the financial statements as of December 31, 2024.

Schedule V—Valuation And Qualifying Accounts

The following table summarizes activity in the Company’s allowance for doubtful accounts for the years ended December 31, 2024 and December 31, 2023 (in thousands):

Description	Beginning Balance	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Ending Balance
Year Ended December 31, 2024
Expected credit losses related to premiums receivable	$2,617	$460	$	$	$3,077
Year Ended December 31, 2023
Expected credit losses related to premiums receivable	$2,247	$370	$	$	$2,617

     Shares

American Integrity Insurance Group, Inc.

Common Stock

(* in alphabetical order)

Keefe, Bruyette & Woods*	Piper Sandler*	William Blair
A Stifel Company

Citizens Capital Markets		Raymond James

Oppenheimer & Co.

Through and including    (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the Common Stock offered hereby. With the exception of the SEC Registration Fee, FINRA Filing Fee and NYSE listing fee, the amounts set forth below are estimates.

SEC Registration Fee	*
FINRA Filing Fee	*
NYSE listing fee	*
Accountants’ fees and expenses	*
Legal fees and expenses	*
Printing and engraving expenses	*
Transfer agent and registrar fees	*
Miscellaneous	*

Total	*

*	To be filed by amendment

Item 14.	Indemnification of Directors and Officers

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our Charter provides that our directors and officers will not be liable to the Company or its stockholders for monetary damages to the fullest extent permitted by the DGCL. Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director or officer of the Company, will be limited to the fullest extent permitted by the amended DGCL. Our Charter and Bylaws provide that the Company will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the DGCL.

We expect to obtain directors’ and officers’ insurance to cover our directors, officers and some of our employees for certain liabilities. In addition, we expect to enter into indemnification agreements with our current and future directors and officers containing provisions that are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements will require us, among other things, to their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of the registrant and its executive officers and directors, and by the registrant of the underwriters, for certain liabilities, including liabilities arising under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15.	Recent Sales of Unregistered Securities.

During the past three years, the registrant has not issued any unregistered securities.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Index

1.1**	Form of Underwriting Agreement.

3.1**	Form of Certificate of Incorporation of American Integrity Insurance Group, Inc., to be in effect upon the consummation of the Corporate Conversion.

3.2**	Form of Bylaws of American Integrity Insurance Group, Inc., to be in effect upon the consummation of the Corporate Conversion.

4.1**	Form of Registration Rights Agreement, by and among , to be effective upon the consummation of the offering.

5.1**	Opinion of Haynes and Boone, LLP.

10.1†*	Form of Long-Term Incentive Plan.

10.2†*	Form of Restricted Stock Award Agreement (Employees) under the American Integrity Insurance Group, Inc. 2025 Long-Term Incentive Plan.

10.3†*	Form of Restricted Stock Award Agreement (Non-employee Directors) under the American Integrity Insurance Group, Inc. 2025 Long-Term Incentive Plan.

10.4†*	Form of Restricted Stock Unit Award Agreement (Employees, Time-Based) under the American Integrity Insurance Group, Inc. 2025 Long-Term Incentive Plan.

10.5†*	Form of Restricted Stock Unit Award Agreement (Employees, Performance-Based) under the American Integrity Insurance Group, Inc. 2025 Long-Term Incentive Plan.

10.6†*	Form of Indemnification Agreement.

10.7†*	Form of Employment Agreement for Named Executive Officers.

10.8†**	Termination of Management Services Agreement.

16.1*	Letter Regarding Change in Certifying Accountant from Deloitte & Touche LLP.

16.2*	Letter Regarding Change in Certifying Accountant from Thomas Howell Ferguson P.A.

21.1*	List of Subsidiaries.

23.1*	Consent of Forvis Mazars, LLP.

23.2**	Consent of Haynes and Boone, LLP (contained in Exhibit 5.1).

24.1*	Powers of Attorney (included on the signature page of this Registration Statement).

99.1*	Consent of Steven Smathers, to be named as a director nominee.

99.2*	Consent of Ernest N. Csiszar, to be named as a director nominee.

99.3*	Consent of Steven B. Mathis, to be named as a director nominee.

107*	Filing Fee Table.

*	Filed herewith.
**	To be filed by amendment.
†	Management compensatory plan or contract.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Tampa, State of Florida, on April 14, 2025.

American Integrity Insurance Group, LLC

By:	/s/ Robert Ritchie
Name:	Robert Ritchie
Title:	Chief Executive Officer

Each person whose signature appears below appoints Robert Ritchie and David Clark and each of them, any of whom may act without the joinder of the other, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and the dates indicated.

Signature	Title	Date

/s/ Robert Ritchie Robert Ritchie	Chief Executive Officer and Director (Principal Executive Officer)	April 14, 2025

/s/ Ben Lurie Ben Lurie	Chief Financial Officer and Director (Principal Financial Officer and Principal Accounting Officer)	April 14, 2025

/s/ David Clark David Clark	Chairman and Director	April 14, 2025

II-4